1 of 15 Pages
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)



                        PAXSON COMMUNICATIONS CORPORATION
                        ---------------------------------

                                (NAME OF ISSUER)

                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                ------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    70423110
                                    --------
                                 (CUSIP NUMBER)

          RICHARD COTTON, EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL,
                      NATIONAL BROADCASTING COMPANY, INC.
                    30 ROCKEFELLER PLAZA, NEW YORK, NY 10012,
                                 (212) 664 7195
          ------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                               SEPTEMBER 15, 1999
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(B) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

                         (CONTINUED ON FOLLOWING PAGES)

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO. 70423110                        PAGE   2  OF    15     PAGES

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   NBC PALM BEACH INVESTMENT I, INC. 13/4078684

-------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                        (a)


                        (b)  [x]

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   WC
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF
        SHARES                            31,896,032
BENEFICIALLY OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
-------------------------------------------------------------------------------
                           8     SHARED VOTING POWER

                                          -0-
-------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                          31,896,032
-------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                          -0-
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        31,896,032
-------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.6%*
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Based on 53,477,372 shares of Class A Common Stock outstanding on September 15, 1999 as reported by the Company in the Investment Agreement.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO. 70423110                        PAGE   4  OF    15     PAGES
-------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   NBC PALM BEACH INVESTMENT II, INC. 13-4078685
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                 (a)


                                 (b)   [x]
-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   WC
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF
        SHARES                   13,065,507
BENEFICIALLY OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
-------------------------------------------------------------------------------
                           8     SHARED VOTING POWER

                                 -0-
-------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 13,065,507
-------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 -0-
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 13,065,507
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

             [x]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   15.3%**
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* NBC Palm Beach Investment II, Inc. also owns a warrant ["Warrant B"] exercisable for 18,966,620 shares of Class A Common Stock. Warrant B may not be exercised until another warrant ["Warrant A", which is the warrant exercisable for 13,065,507 shares of Class A Common Stock disclosed in line 11 above] has been exercised in full and in no event can Warrant B be exercised before February 1, 2002, if such exercise would result in Mr. Lowell W. Paxson losing his status as Paxson Communications majority stockholder. NBC Palm Beach Investment II, Inc., therefore disclaims beneficial ownership of the 18,966,620 shares of Class A Common Stock underlying Warrant B.

** Based on 53,477,372 shares of Class A Common Stock outstanding on September 15, 1999 as reported by the Company in the Investment Agreement.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO.  70423110                       PAGE   6   OF 15 PAGES
-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   NATIONAL BROADCASTING COMPANY, INC.           14/1682529
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP                      (a)


                                 (b)  [x]
-------------------------------------------------------------------------------
          SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          N/A

-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF
        SHARES                   Disclaimed (See 11 Below)
BENEFICIALLY OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
-------------------------------------------------------------------------------
                           8     SHARED VOTING POWER

                                 -0-
-------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 Disclaimed (See 11 Below)
-------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Beneficial Ownership of all Shares Disclaimed by National Broadcasting Company, Inc.
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES***

-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   Not Applicable (See 11 Above)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------


* NEITHER THE FILING OF THIS SCHEDULE 13D NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION THAT NATIONAL BROADCASTING COMPANY, INC. IS THE BENEFICIAL OWNER OF ANY OF THE CLASS A COMMON STOCK REFERRED TO HEREIN FOR THE PURPOSES OF SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP NO.  70423110                       PAGE    8  OF   15      PAGES
-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   GENERAL ELECTRIC COMPANY                    14-0689340
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                 (a)



                                 (b) [x]
-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   Not Applicable
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
-------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF
        SHARES                   Disclaimed (See 11 Below)
BENEFICIALLY OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
-------------------------------------------------------------------------------
                           8     SHARED VOTING POWER

                                 -0-
-------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 Disclaimed (See 11 Below)
-------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 -0-
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Beneficial Ownership of all Shares disclaimed by General
          Electric Company
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   Not Applicable (see 11 above)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO. 70423110                        PAGE   9  OF    15     PAGES
-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   NATIONAL BROADCASTING COMPANY HOLDING, INC.        13-3448662
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*           (a)


                           (b) [x]

-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   Not Applicable
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF
        SHARES                   Disclaimed (See 11 Below)
BENEFICIALLY OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
-------------------------------------------------------------------------------
                           8     SHARED VOTING POWER

                                 -0-
-------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 Disclaimed (See 11 Below)
-------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 -0-
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Beneficial Ownership of all Shares disclaimed by National Broadcasting Company Holding, Inc.
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   Not Applicable (see 11 above)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

                  The title and class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $.001 per share ("Class A Common Stock"), of Paxson Communications Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 601 Clearwater Park Road, West Palm Beach, FL 33401.

ITEM 2.  Identity and Background.

                  This statement is being filed by NBC Palm Beach Investment I, Inc., and NBC Palm Beach Investment II, Inc., for and on behalf of themselves, National Broadcasting Company, Inc. ("NBC"), General Electric Company, Inc. ("GE"), and National Broadcasting Company Holding, Inc. ("NBC Holding"). The transactions disclosed in this statement are herein referred to as the "Investment". NBC Palm Beach Investment I and NBC Palm Beach Investment II are wholly owned subsidiaries of NBC. NBC is a wholly owned subsidiary of NBC Holding, and NBC Holding is a wholly owned subsidiary of GE. NBC Palm Beach Investment I, NBC Palm Beach Investment II, NBC, NBC Holding and GE are referred to herein as the "Reporting Persons". An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

                  NBC Palm Beach Investment I is a California corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBC Palm Beach Investment I is a holding company whose principal business is the holding of the securities of the Company.

                  NBC Palm Beach Investment II is a California corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBC Palm Beach Investment II is a holding company whose principal business is the holding of the securities of the Company.

                  NBC is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business activities of NBC are the operation of television and cable broadcast networks and television stations and the provision of related media and Internet services. NBC Holding is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBC Holding is a holding company which owns all the common stock of NBC. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

                  The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of NBC, GE, NBC Holding, NBC Palm Beach Investment I and NBC Palm Beach Investment II are set forth on Schedules A, B, C, D and E attached hereto, respectively.

                  Except as set forth on Schedule F hereto, during the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  This statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

ITEM 3.  Source and Amount of Funds or Other Consideration.

                  On September 15, 1999, NBC Palm Beach Investment I acquired 41,500 shares of 8% Series B Convertible Exchangeable Preferred Stock of the Company, (the "Shares"), convertible into 31,896,032 shares of Class A Common Stock (subject to adjustment under the terms of the Certificate of Designation). On September 15, 1999, NBC Palm Beach Investment II acquired a warrant to purchase up to 13,065,507 shares of Class A Common Stock ("Warrant A") and a warrant to purchase up to 18,966,620 shares of Class A Common Stock ("Warrant B", and together with Warrant A, the "Warrants"). NBC Palm Beach Investment I and NBC Palm Beach Investment II paid an aggregate purchase price of $415 million from their working capital.

ITEM 4.  Purpose of Transaction.

                  NBC entered into an Investment Agreement, dated as of September 15, 1999, (the "Investment Agreement"), with the Company and a Call Agreement with Mr. Lowell W. Paxson ("Mr. Paxson"), Paxson Enterprises Inc. and Second Crystal Diamond Limited Partnership in order to acquire the Shares, Warrants and Call Rights described in this Item 4 and to effectuate the transactions contemplated by the Agreements (as described below). Each of the Agreements related to the foregoing is filed as an exhibit hereto (as indicated below) and incorporated by reference herein.

                  NBC and the Company entered into an Investment Agreement whereby NBC Palm Beach Investment I acquired the 41,500 Shares convertible into 31,896,032 shares of Common Stock (subject to adjustment under the terms of the Certificate of Designation). NBC Palm Beach Investment II acquired (i) a warrant to purchase up to 13,065,507 shares of Common Stock and (ii) a warrant to purchase up to 18,966,620 shares of Common Stock. This description is not complete and is subject to the terms of the Investment Agreement which is attached as Exhibit 2.

                  NBC may, at any time, convert the 41,500 Shares into 31,896,032 shares of Class A Common Stock. If NBC determines that Federal Communications Commission ("FCC") regulations prohibit it from holding shares of Class A Common Stock, NBC may convert the Shares into an equal number of shares of non-voting stock of the Company. Such non-voting common stock will be immediately convertible into Class A Common Stock upon transfer by NBC Palm Beach Investment I.

                  The Shares may also be converted into Exchange Debentures (as defined in the Certificate of Designation), in whole or in part, on a pro rata basis, at the option of NBC Palm Beach Investment I, or its transferee (the "Exchange Right"). The exchange rate shall be $1.00 principal amount of Exchange Debentures for each $1.00 of liquidation preference and accumulated and unpaid dividends of the Shares. Certain limitations and qualifications of the Exchange Right are set forth in the Certificate of Designation and the Form of Indenture. This description is not complete and is subject to the terms of the Certificate of Designation and the Form of Indenture, which are attached hereto as Exhibits 6 and 9, respectively.

                  The Certificate of Designation, by Paxson Communications Corporation, sets forth the powers, preferences and relative, participating, optional and other special rights of the Shares and any qualifications and limitations thereof. The Certificate provides that there will be 41,500 shares, par value $.001, with a liquidation preference of $10,000 per share. Other special rights and the qualifications, limitations and restrictions of the shares are set forth in the Certificate of Designation which is attached as
Exhibit 6.

                  Pursuant to the Investment Agreement between NBC and the Company, NBC Palm Beach Investment II acquired a warrant to purchase up to 13,065,507 shares of Class A Common Stock and a warrant to purchase up to 18,966,620 shares of Class A Common Stock. Both Warrants may be exercised at the option of NBC any time after September 15, 1999 through September 15, 2009 except as otherwise provided in the Warrants themselves and in the Investment Agreement. This description of the Warrants is not complete and is subject to the terms of the Warrants and the Investment Agreements which are attached as Exhibits 8, 9 and 2, respectively.

                  The Stockholder Agreement among NBC and the Company, Mr. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc. provides that if no NBC nominee serves as a member of the Board of Directors, then NBC may appoint an observer to attend all Board meetings. The Stockholders agreement further provides that if NBC determines that the Communications Act of 1934, as amended, (the "Communications Act"), and FCC rules permit NBC to appoint Board members, the Company will nominate NBC nominees and the parties to the Stockholders agreement will vote their shares to elect the NBC nominees to the Board of Directors.

                  The Stockholder Agreement also provides that the parties will vote (or cause to be voted) all shares in favor of the following proposals: (i) an amendment to the Company's certificate of incorporation to provide for a staggered Board; (ii) the issuance of shares sufficient to satisfy NBC's rights under each of these agreements and to cause those shares to be listed on the American Stock Exchange; and (iii) any other matters necessary to consummate the transactions contemplated by the agreements listed as exhibits hereto. The Stockholder Agreement further provides that the Company shall not, without the prior written consent of NBC, enter into certain agreements or adopt certain plans, as set forth in the Stockholder Agreement, which would be breached or violated upon the acquisition of capital securities of the Company by NBC or its affiliates or would otherwise restrict or impede the ability of NBC or its affiliates to acquire additional shares of capital stock. This description of the Stockholders Agreement is not complete and is subject to the terms of the actual agreement which is attached as Exhibit 3.

                  NBC Palm Beach Investment II and Mr. Paxson, the Company, Second Crystal Diamond Limited Partnership and Paxson Enterprises Inc. have also entered into a Call Agreement. The Call Agreement gives NBC Palm Beach Investment II the right to purchase 8,311,639 shares of Class B Common Stock, par value $0.001 per share, held by Mr. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises Inc. (and any other shares received by such persons on account of a stock dividend, stock split, merger, recapitalization, combination or other transaction involving the company). This description is not complete and is subject to the terms of the Call Agreement which is attached as
Exhibit 5.

                  The Registration Rights Agreement, between NBC and the Company, provides that the Company shall register, under certain circumstances, any shares of Class A Common Stock issuable upon the conversion of the Shares (or upon conversion of Exchange Debentures for which any of the Shares have been exchanged), Warrant A or Warrant B and shares purchasable under the Call Agreement. This description is not complete and is subject to the terms of the Registration Rights Agreement which is attached as Exhibit 4.

                  Except as set forth above, none of the Reporting Persons have any present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

                  (a) The responses of the Reporting Persons to Rows (7) through
(13) of the cover page of this statement on Schedule 13D are incorporated herein by reference. Prior to the consummation of the Investment, the Reporting Persons did not own any shares of the Class A Common Stock of the Company. NBC Palm Beach Investment I has acquired 41,500 shares of 8% Series B Convertible Exchangeable Preferred Stock that may be converted into 31,896,032 shares of Class A Common Stock. NBC Palm Beach Investment II has acquired the Warrants pursuant to which it may purchase 32,032,127 shares of Class A Common Stock. Pursuant to the Investment, NBC and its affiliates will have beneficial ownership of 49% of the outstanding common stock of the Company.

         Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of the common stock of the Company.

                  (b) The responses of the Reporting Persons to (i) Rows (7) through (13) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. Upon conversion, NBC Palm Beach Investment I, through its 8% Series B Convertible Exchangeable Preferred Stock will have the sole power to dispose of 31,896,032 shares of Class A Common Stock. Upon exercise, NBC Palm Beach Investment II, through its Warrants, will have the sole power to dispose of 32,032,127 shares of Class A Common Stock.

                  Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock or other securities of the Company which they may be deemed to beneficially own.

                  (c) Except as disclosed in Item 3 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock of the Company during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

                  Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that NBC is the "beneficial owner" of any shares of Common Stock or other securities of the Company.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The response to Item 4 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

ITEM 7.  Material to Be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement, dated as of September 24, 1999 General Electric Company, Inc., National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc., NBC Palm Beach Investment I, Inc., and NBC Palm Beach Investment II, Inc.

Exhibit 2   Investment Agreement, dated as of September 15, 1999, among
            Paxson Communications Corporation and National Broadcasting Company, Inc.

Exhibit 3 Stockholder Agreement, dated as of September 15, 1999 among Paxson Communications Corporation, National Broadcasting Company, Inc., Mr. Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc.

Exhibit 4 Registration Rights Agreement, dated as of September 15, 1999, among Paxson Communications Corporation and National Broadcasting Company, Inc.

Exhibit 5 Call Agreement, dated as of September 15, 1999, among Paxson Communications Corporation, National Broadcasting Company, Inc.,
            Mr. Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc.

Exhibit 6 Certificate of Designation, dated as of September 15, 1999, by Paxson Communications Corporation.

Exhibit 7   Warrant A, dated as of September 15, 1999 by Paxson
            Communications Corporation.

Exhibit 8   Warrant B, dated as of September 15, 1999 by Paxson
            Communications Corporation.

Exhibit 9 Form of Exchange Indenture, dated September 15, 1999, among Paxson Communications Corporation, its direct and indirect subsidiaries and a trustee to be named.

Exhibit 10 Power of Attorney appointing Robert Healing a agent and attorney-in-fact for General Electric Company.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                 GENERAL ELECTRIC COMPANY

                                          By:     /s/ Robert Healing
                                          Name:    Robert Healing
                                          Title:   Attorney-in-Fact



                                 NATIONAL BROADCASTING COMPANY HOLDING, INC.

                                          By:       /s/ Mark W. Begor
                                          Name:    Mark W. Begor
                                          Title:   Vice President


                                 NATIONAL BROADCASTING COMPANY, INC.

                                          By:       /s/ Mark W. Begor
                                          Name:    Mark W. Begor
                                          Title:   Vice President


                                 NBC PALM BEACH INVESTMENT I, INC.

                                          By:   /s/  Lawrence Rutkowski
                                          Name:   Lawrence Rutkowski
                                          Title:      Vice President


                                 NBC PALM BEACH INVESTMENT II, INC.

                                          By:   /s/  Lawrence Rutkowski
                                          Name:   Lawrence Rutkowski
                                          Title:      Vice President



Dated:   September 24, 1999

                           SCHEDULE A TO SCHEDULE 13D


                  Filed by National Broadcasting Company, Inc.

                       National Broadcasting Company, Inc.
                        Directors and Executive Officers

Name               Present Business Address             Present Principal Occupation
----               ------------------------             ----------------------------
Directors
---------

S.S. Cathcart      222 Wisconsin Avenue                 Retired Chairman, Illinois
                   Suite 103                            Tool Works
                   Lake Forest, IL  60045

Andrea Jung        Avon Products, Inc.                  President and Chief Operating Officer, Avon
                   1345 Avenue of the Americas          Products, Inc.
                   New York, NY  10105

G.G. Michelson     Federated Department Stores          Former Member of the Board of Directors,
                   151 West 34th Street                 Federated Department Stores
                   New York, NY  10001

E.F. Murphy        General Electric Company             Vice Chairman of the Board and Executive
                   3135 Easton Turnpike                 Officer, General Electric Company
                   Fairfield, CT 06431

S. Nunn            King & Spalding                      Partner, King & Spalding
                   191 Peachtree Street, N.E.
                   Atlanta, GA 30303

J.D. Opie          General Electric Company             Vice Chairman of the Board and Executive
                   3135 Easton Turnpike                 Officer, General Electric Company
                   Fairfield, CT  06431

R.S. Penske        Penske Corporation                   Chairman of the Board and President, Penske
                   13400 Outer Drive, West              Corporation
                   Detroit, MI  482394001

F.H.T. Rhodes      Cornell University                   President Emeritus, Cornell University
                   3104 Snee Building
                   Ithaca, NY  14853

A.C. Sigler        Champion International Corporation   Retired Chairman of the Board and CEO and
                   1 Champion Plaza                     former Director, Champion International
                   Stamford, CT  06921                  Corporation

D.A. Warner III    J.P. Morgan & Co., Inc.              Chairman of the Board, President, and Chief
                   and Morgan Guaranty Trust Co.        Executive Officer, J.P. Morgan & Co.
                   60 Wall Street                       Incorporated and Morgan Guaranty Trust Company
                   New York, NY  10260

J.F. Welch, Jr.    General Electric Company             Chairman of the Board and Chief Executive
                   3135 Easton Turnpike                 Officer, General Electric Company
                   Fairfield, CT  06431

Executive Officers
------------------

John F. Welch Jr.  National Broadcasting Company, Inc.  Chairman
                   3135 Easton Turnpike
                   Fairfield, CT  06431

Robert C. Wright   National Broadcasting Company, Inc.  Chief Executive Officer & President
                   30 Rockefeller Plaza
                   New York, NY 10112

Mark Begor         National Broadcasting Company, Inc.  Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

William Bolster    CNBC, Inc.                           Executive Vice President
                   2200 Fletcher Avenue
                   Fort Lee, NJ 07024

Richard Cotton     National Broadcasting Company, Inc.  Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Duncan Ebersol     National Broadcasting Company, Inc.  Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Randel A. Falco    National Broadcasting Company, Inc.  Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Andrew Lack        National Broadcasting Company, Inc.  Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Donald Ohlmeyer    National Broadcasting Company, Inc.  Executive Vice President
                   3000 West Alameda Ave.
                   Burbank, CA 91523

Thomas Rogers      National Broadcasting Company, Inc.  Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Scott Sassa        National Broadcasting Company, Inc.  Executive Vice President
                   3000 West Alameda Ave.
                   Burbank, CA 91523

Edward Scanlon     National Broadcasting Company, Inc.  Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Patrick Wallace    National Broadcasting Company, Inc.  Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Kassie Canter      National Broadcasting Company, Inc.  Senior Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

                           SCHEDULE B TO SCHEDULE 13D

                        Filed by General Electric Company

                            General Electric Company
                        Directors and Executive Officers




Name               Present Business Address             Present Principal Occupation
----               ------------------------             ----------------------------

Directors
---------
J.I. Cash, Jr.     Harvard Business School              Professor of Business AdministrationGraduate
                   Baker Library 187                    School of Business Administration, Harvard
                   Soldiers Field                       University
                   Boston, MA 02163

S.S. Cathcart      222 Wisconsin Avenue                 Retired Chairman, Illinois Tool Works
                   Suite 103
                   Lake Forest, IL  60045

D.D. Dammerman     General Electric Company             Vice Chairman of the Board and Executive
                   3135 Easton Turnpike                 Officer, General Electric Company; Chairman
                   Fairfield, CT  06431                 and Chief Executive Officer, General Electric
                                                        Capital Services, Inc.

A.M. Fudge         Kraft Foods, Inc.                    Executive Vice President
                   555 South Broadway
                   Tarrytown, NY 10591

P. Fresco          Fiat SpA                             Chairman of the Board, Fiat SpA
                   via Nizza 250
                   10126 Torino, Italy

 C.X. Gonzalez      KimberlyClark de Mexico,            Chairman of the Board and Chief Executive
                   S.A. de C.V.                         Officer, KimberlyClark de Mexico, S.A. de
                   Jose Luis Lagrange 103,              C.V.
                   Tercero Piso
                   Colonia Los Morales
                   Mexico, D.F. 11510, Mexico

Andrea Jung        Avon Products, Inc.                  President and Chief Operating Officer, Avon
                   1345 Avenue of the Americas          Products, Inc.
                   New York, NY  10105

 K.G. Langone      Invemed Associates, Inc.             Chairman, President and Chief Executive
                   375 Park Avenue                      Officer, Invemed Associates, Inc.
                   new York, NY 10152

 G.G. Michelson    Federated Department Stores          Former Member of the Board of Directors,
                   151 West 34th Street                 Federated Department Stores
                   New York, NY  10001

S. Nunn            King & Spalding                      Partner, King & Spalding
                   191 Peachtree Street, N.E.
                   Atlanta, GA 30303

J.D. Opie          General Electric Company             Vice Chairman of the Board and Executive
                   3135 Easton Turnpike                 Officer, General Electric Company
                   Fairfield, CT  06431

R.S. Penske        Penske Corporation                   Chairman of the Board and President, Penske
                   13400 Outer Drive, West              Corporation
                   Detroit, MI  482394001

F.H.T. Rhodes      Cornell University                   President Emeritus, Cornell University
                   3104 Snee Building
                   Ithaca, NY  14853

A.C. Sigler        Champion International Corporation   Retired Chairman of the Board and CEO and
                   1 Champion Plaza                     former Director, Champion International
                   Stamford, CT  06921                  Corporation

D.A. Warner III    J.P. Morgan & Co., Inc. and Morgan   Chairman of the Board, President, and Chief
                   Guaranty Trust Co.                   Executive Officer, J.P. Morgan & Co.
                   60 Wall Street                       Incorporated and Morgan Guaranty Trust Company
                   New York, NY  10260

 J.F. Welch, Jr.    General Electric Company             Chairman of the Board and Chief Executive
                   3135 Easton Turnpike                 Officer, General Electric Company
                   Fairfield, CT  06431


Executive Officers
------------------

J.F. Welch, Jr.    General Electric Company             Chairman of the Board and Chief Executive
                   3135 Easton Turnpike                 Officer
                   Fairfield, CT  06431

P.D. Ameen         General Electric Company             Vice President and Comptroller
                   3135 Easton Turnpike
                   Fairfield, CT  06431

J.R. Bunt          General Electric Company             Vice President and Treasurer
                   3135 Easton Turnpike
                   Fairfield, CT  06431

W.J. Conaty        General Electric Company             Senior Vice President  Human Resources
                   3135 Easton Turnpike
                   Fairfield, CT  06431

D.M. Cote          General Electric Company             Senior Vice President  GE Appliances
                   3135 Easton Turnpike
                   Fairfield, CT  06431

D.D. Dammerman     General Electric Company             Vice Chairman of the Board and Executive
                                                        Officer, General Electric Company; Chairman
                                                        and Chief Executive Officer, General Electric
                                                        Capital Services, Inc.

L.S. Edelheit      General Electric Company             Senior Vice President  Corporate Research
                   P.O. Box 8                           and Development
                   Schenectady, NY  12301

B.W. Heineman, Jr. General Electric Company             Senior Vice President  General Counsel and
                   3135 Easton Turnpike                 Secretary
                   Fairfield, CT  06431

J.R. Immelt        General Electric Company             Senior Vice President  GE Medical Systems
                   P.O. Box 414
                   Milwaukee, WI 53201

G.S. Malm          General Electric Company             Senior Vice President  Asia
                   3135 Easton Turnpike
                   Fairfield, CT  06431

W.J. McNerney, Jr. General Electric Company             Senior Vice President  GE Aircraft Engines
                   1 Neumann Way
                   Cincinnati, OH 05215

R.L. Nardelli      General Electric Company             Senior Vice President  GE Power Systems
                   1 River Road
                   Schenectady, NY  12345

R.W. Nelson        General Electric Company             Vice President  Corporate Financial Planning
                   3135 Easton Turnpike                 and Analysis
                   Fairfield, CT  06431

J.D. Opie          General Electric Company             Vice Chairman of the Board and Executive
                   3135 Easton Turnpike                 Officer
                   Fairfield, CT  06431

G.M. Reiner        General Electric Company             Senior Vice President  Chief Information
                   3135 Easton Turnpike                 Officer
                   Fairfield, CT  06431

J.G. Rice          General Electric Company             Vice President  GE Transportation Systems
                   2901 East Lake Road
                   Erie, PA  16531

G.L. Rogers        General Electric Company             Senior Vice President  GE Plastics
                   1 Plastics Avenue
                   Pittsfield, MA  01201

K.S. Sherin        General Electric Company             Senior Vice President  Finance and Chief
                   3135 Easton Turnpike                 Financial Officer
                   Fairfield, CT  06431


L.G. Trotter       General Electric Company             Senior Vice President  GE Industrial Systems
                   41 Woodward Avenue
                   Plainville, CT  06062

M.S. Zafirovski    General Electric Company             Senior Vice President  GE Lighting


Each person listed above is a citizen of the United States of America except:
C.X. Gonzalez, who is a citizen of Mexico; P. Fresco, who is a citizen of Italy; Andrea Jung, who is a citizen of Canada; and G.S. Malm, who is a citizen of Sweden.

                           SCHEDULE C TO SCHEDULE 13D

              Filed by National Broadcasting Company Holding, Inc.

                   National Broadcasting Company Holding, Inc.
                        Directors and Executive Officers




Name               Present Business Address             Present Principal Occupation
----               ------------------------             ----------------------------

Directors
---------
J.I. Cash, Jr.     Harvard Business School              Professor of Business AdministrationGraduate
                   Baker Library 187                    School of Business Administration, Harvard
                   Soldiers Field                       University
                   Boston, MA 02163

 S.S. Cathcart      222 Wisconsin Avenue                 Retired Chairman, Illinois
                   Suite 103                            Tool Works
                   Lake Forest, IL  60045

D.D. Dammerman     General Electric Company             Vice Chairman of the Board and Executive
                   3135 Easton Turnpike                 Officer, General Electric Company; Chairman
                   Fairfield, CT  06431                 and Chief Executive Officer, General Electric
                                                        Capital Services, Inc.

P. Fresco          Fiat SpA                             Chairman of the Board, Fiat SpA
                   via Nizza 250
                   10126 Torino, Italy

C.X. Gonzalez      KimberlyClark de Mexico,             Chairman of the Board and Chief Executive
                   S.A. de C.V.                         Officer, KimberlyClark de Mexico, S.A. de
                   Jose Luis Lagrange 103,              C.V.
                   Tercero Piso
                   Colonia Los Morales
                   Mexico, D.F. 11510, Mexico

 Andrea Jung       Avon Products, Inc.                  President and Chief Operating Officer, Avon
                   1345 Avenue of the Americas          Products, Inc.
                   New York, NY  10105

 G.G. Michelson    Federated Department Stores          Former Member of the Board of Directors,
                   151 West 34th Street                 Federated Department Stores
                   New York, NY  10001

E.F. Murphy        General Electric Company             Vice Chairman of the Board and Executive
                   3135 Easton Turnpike                 Officer, General Electric Company
                   Fairfield, CT 06431

S. Nunn            King & Spalding                      Partner, King & Spalding
                   191 Peachtree Street, N.E.
                   Atlanta, GA 30303

J.D. Opie          General Electric Company             Vice Chairman of the Board and Executive
                   3135 Easton Turnpike                 Officer, General Electric Company
                   Fairfield, CT  06431

R.S. Penske        Penske Corporation                   Chairman of the Board and President, Penske
                   13400 Outer Drive, West              Corporation
                   Detroit, MI  482394001

F.H.T. Rhodes      Cornell University                   President Emeritus, Cornell University
                   3104 Snee Building
                   Ithaca, NY  14853

A.C. Sigler        Champion International Corporation   Retired Chairman of the Board and CEO and
                   1 Champion Plaza                     former Director, Champion International
                   Stamford, CT  06921                  Corporation

D.A. Warner III    J.P. Morgan & Co., Inc. and Morgan   Chairman of the Board, President, and Chief
                   Guaranty Trust Co.                   Executive Officer, J.P. Morgan & Co.
                   60 Wall Street                       Incorporated and Morgan Guaranty Trust Company
                   New York, NY  10260

J.F. Welch, Jr.    General Electric Company             Chairman of the Board and Chief Executive
                   3135 Easton Turnpike                 Officer, General Electric Company
                   Fairfield, CT  06431

Executive Officers
------------------

Robert C. Wright   National Broadcasting Company, Inc.  Chief Executive Officer and President
                   30 Rockefeller Plaza
                   New York, NY 10112

Mark Begor         National Broadcasting Company, Inc.  Vice President and Treasurer
                   30 Rockefeller Plaza
                   New York, NY 10112



Each person listed above is a citizen of the United States of America except:
C.X. Gonzalez, who is a citizen of Mexico; P. Fresco, who is a citizen of Italy; and Andrea Jung, who is a citizen of Canada.

                           SCHEDULE D TO SCHEDULE 13D

                   Filed By NBC Palm Beach Investment I, Inc.

                        NBC Palm Beach Investment I, Inc.
                        Directors and Executive Officers



Name               Present Business Address             Present Principal Occupation
----               ------------------------             ----------------------------

Directors
---------

Mark Begor         National Broadcasting Company, Inc.  Treasurer
                   30 Rockefeller Plaza
                   New York, NY 10112

Randel Falco       National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Thomas Rogers      National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Robert C. Wright   National Broadcasting Company, Inc.  President
                   30 Rockefeller Plaza
                   New York, NY 10112

Officers
--------

Robert C. Wright   National Broadcasting Company, Inc.  President
                   30 Rockefeller Plaza
                   New York, NY 10112

Randel Falco       National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112



Thomas Rogers      National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Lawrence Rutkowski National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Patrick Wallace    National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Mark Begor         National Broadcasting Company, Inc.  Treasurer
                   30 Rockefeller Plaza
                   New York, NY 10112

Daniel Widawsky    National Broadcasting Company, Inc.  Assistant Treasurer
                   30 Rockefeller Plaza
                   New York, NY 10112

Richard Cotton     National Broadcasting Company, Inc.  Secretary
                   30 Rockefeller Plaza
                   New York, NY 10112

Elizabeth Newell   National Broadcasting Company, Inc.  Assistant Secretary
                   30 Rockefeller Plaza
                   New York, NY 10112


                           SCHEDULE E TO SCHEDULE 13D

                   Filed By NBC Palm Beach Investment II, Inc.

                       NBC Palm Beach Investment II, Inc.
                        Directors and Executive Officers



Name               Present Business Address             Present Principal Occupation
----               ------------------------             ----------------------------

Directors
---------

Mark Begor         National Broadcasting Company, Inc.  Treasurer
                   30 Rockefeller Plaza
                   New York, NY 10112

Randel Falco       National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Thomas Rogers      National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Robert C. Wright   National Broadcasting Company, Inc.  President
                   30 Rockefeller Plaza
                   New York, NY 10112

Officers
--------

Robert C. Wright   National Broadcasting Company, Inc.  President
                   30 Rockefeller Plaza
                   New York, NY 10112

Randel Falco       National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Thomas Rogers      National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

Lawrence Rutkowski National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

 Patrick Wallace   National Broadcasting Company, Inc.  Vice President
                   30 Rockefeller Plaza
                   New York, NY 10112

 Mark Begor        National Broadcasting Company, Inc.  Treasurer
                   30 Rockefeller Plaza
                   New York, NY 10112

Daniel Widawsky    National Broadcasting Company, Inc.  Assistant Treasurer
                   30 Rockefeller Plaza
                   New York, NY 10112

 Richard Cotton    National Broadcasting Company, Inc.  Secretary
                   30 Rockefeller Plaza
                   New York, NY 10112

Elizabeth Newell   National Broadcasting Company, Inc.  Assistant Secretary
                   30 Rockefeller Plaza
                   New York, NY 10112


SCHEDULE F TO SCHEDULE 13D

                    GE CONVICTIONS WITHIN THE PAST FIVE YEARS
                    -----------------------------------------


            1. Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

                  In April 1994, IGE Medical Systems Limited ("IGEMS"), a U.K. subsidiary of GE Medical Systems, discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution (AHMIP@) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

                  At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of GBP 5,000 and assessed costs of GBP 5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

                  Except for the foregoing, GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2. GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  EXHIBIT INDEX

Exhibit No.
-----------


Material to Be Filed as Exhibits.
---------------------------------

Exhibit 1 Joint Filing Agreement, dated as of September __, 1999 General Electric Company, Inc., National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc., NBC Palm Beach Investment I, Inc., and NBC Palm Beach Investment II, Inc.

Exhibit 2 Investment Agreement, dated as of September 15, 1999, among Paxson Communications Corporation and National Broadcasting Company, Inc.

Exhibit 3 Stockholder Agreement, dated as of September 15, 1999 among Paxson Communications Corporation, National Broadcasting Company, Inc., Mr. Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc.

Exhibit 4 Registration Rights Agreement, dated as of September 15, 1999, among Paxson Communications Corporation and National Broadcasting Company, Inc.

Exhibit 5 Call Agreement, dated as of September 15, 1999, among Paxson Communications Corporation, National Broadcasting Company, Inc., Mr. Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc.

Exhibit 6 Certificate of Designation, dated as of September 15, 1999, by Paxson Communications Corporation.

Exhibit 7 Warrant A, dated as of September 15, 1999 by Paxson Communications Corporation.

Exhibit 8 Warrant B, dated as of September 15, 1999 by Paxson Communications Corporation.

Exhibit 9 Form of Exchange Indenture, dated September 15, 1999, among Paxson Communications Corporation, its direct and indirect subsidiaries and a trustee to be named.

Exhibit 10 Power of Attorney appointing Robert Healing a agent and attorney-in-fact for General Electric Company.

Exhibit 1


                             JOINT FILING AGREEMENT

         We, the signatories of the statement on Schedule 13D to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: September 24, 1999


                             GENERAL ELECTRIC COMPANY


                              By:   /s/ Robert Healing
                              Name: Robert Healing
                              Title:     Attorney-in-Fact


                              NATIONAL BROADCASTING HOLDING COMPANY, INC.


                              By:    /s/ Mark W. Begor
                              Name: Mark W. Begor
                              Title:     Vice President


-
                              NATIONAL BROADCASTING COMPANY HOLDING, INC.


                              By:   /s/ Mark W. Begor
                              Name: Mark W. Begor
                              Title:     Executive Vice President


                              NBC PALM BEACH INVESTMENT I, INC.


                              By: /s/ Lawrence Rutkowski
                              Name: Lawrence Rutkowski
                              Title:     Vice President

                              NBC PALM BEACH INVESTMENT II, INC.


                              By: /s/ Lawrence Rutkowski
                              Name: Lawrence Rutkowski
                              Title:   Vice President

Exhibit 2


                              INVESTMENT AGREEMENT


                                 By and Between


                        PAXSON COMMUNICATIONS CORPORATION


                                       AND


                       NATIONAL BROADCASTING COMPANY, INC.



Dated as of September 15, 1999

                                TABLE OF CONTENTS

                                                                            Page


ARTICLE I.                   Definitions                                      1
         Section 1.1         Definitions                                      1

ARTICLE II.                  Authorization, Sale and Purchase of the Securities
                                                                              18
         Section 2.1         Authorization; Agreement to Sell  and Purchase   18
         Section 2.2         Closing                                          18
         Section 2.3         Use of Proceeds                                  19

ARTICLE III.                 Representations and Warranties                   19
         Section 3.1         Representations and Warranties of the Company    19
         Section 3.2         Representations and Warranties of the Investor   37

ARTICLE IV.                  Conduct of Business                              40
         Section 4.1         Conduct of the Business                          40

ARTICLE V.                   Other Agreements                                 43
         Section 5.1         Public Statements                                43
         Section 5.2         Reasonable Commercial Efforts                    43
         Section 5.3         Government Filings                               44
         Section 5.4         Reservation of Shares                            45
         Section 5.5         Notification of Certain Matters                  45
         Section 5.6         Further Assurances                               45
         Section 5.7         Company Stockholder Meetings                     45
         Section 5.8         Access to Information                            46

ARTICLE VI.                  Affirmative and Negative Covenants               46
         Section 6.1         Maintenance of Existence and Property; FCC
                               Licenses                                       46
         Section 6.2         Payment of Obligations                           46
         Section 6.3         Books and Records                                47
         Section 6.4         Insurance                                        47
         Section 6.5         Compliance with Laws, Etc.                       47
         Section 6.6         Environmental Matters                            47
         Section 6.7         Capital Structure and Business                   48
         Section 6.8         ERISA                                            48
         Section 6.9         Hazardous Materials                              48
         Section 6.10        No Impairment of Intercompany Transfers          48
         Section 6.11        Limitation on Certain Asset Sales                49
         Section 6.12        No Restrictive Covenants                         49


ARTICLE VII.                 Operating Agreements                             50
         Section 7.1         Affiliation Conversions                          50
         Section 7.2         Investor Right of First Refusal                  51
         Section 7.3         Pre-empted NBC Network Shows                     52
         Section 7.4         Network Facilities                               53
         Section 7.5         Advertising for Equity Transactions              53

ARTICLE VIII.                Deliveries at Closing                            54
         Section 8.1         Deliveries at Closing                            54

ARTICLE IX.                  Redemption                                       55
         Section 9.1         Basic Redemption                                 55
         Section 9.2         Default Redemption                               55
         Section 9.3         Assignment of Redemption Obligation              56
         Section 9.4         Failure to Redeem                                56
         Section 9.5         Company Sale.                                    57

ARTICLE X.                   Miscellaneous                                    57
         Section 10.1        Survival of Representations and Warranties       57
         Section 10.2        Notices                                          58
         Section 10.3        Entire Agreement; Amendment                      58
         Section 10.4        Counterparts   59
         SECTION 10.5        GOVERNING LAW; JURISDICTION; WAIVER OF JURY
                                TRIAL                                         59
         Section 10.6        Fees and Expenses                                59
         Section 10.7        Indemnification by the Company                   59
         Section 10.8        Successors and Assigns; Third Party
                                Beneficiaries                                 60
         Section 10.9        Arbitration                                      61
         Section 10.10       Remedies                                         61
         Section 10.11       Headings, Captions and Table of Contents         62
         Section 10.12       Termination                                      62

                                    SCHEDULES

         2.3    - Use of Proceeds
         3.1(b) - Consents and Approvals
         3.1(c) - Capitalization
         3.1(e) - Certain Changes
         3.1(g) - FCC Licenses and Applications
         3.1(h) - Labor Matters
         3.1(j) - Tax Matters
         3.1(k) - Employee Plans
         3.1(l) - Legal Proceedings
         3.1(m) - Brokers and Finders
         3.1(o) - Environmental Matters
         3.1(r) - Material Agreements
         3.1(v) - Company Stations
         3.1(w) - Subscribers
         3.1(y) - Affiliate Transactions
         3.2(c) - Consents and Approvals
         3.2(e) - Investor Stations
         4.1(g) - Excluded Transactions
         4.1(h) - Asset Acquisitions
         5.4 - Required Consents


                                    EXHIBITS

         A - Form of Certificate of Designation
         B - Form of Warrant A
         C - Form of Warrant B
         D - Form of Registration Rights Agreement
         E - Form of Stockholder Agreement
         F -  Form of Call Agreement
         G-1 - Form of Opinion of Company Counsel
         G-2 - Form of Opinion of Company Counsel

                              INVESTMENT AGREEMENT


                  INVESTMENT AGREEMENT, dated as of September 15, 1999 (this "Agreement"), by and between PAXSON COMMUNICATIONS CORPORATION, a Delaware corporation (the "Company"), and NATIONAL BROADCASTING COMPANY, INC., a Delaware corporation (together with its permitted transferees, the "Investor"). Capitalized terms not otherwise defined where used shall have the meanings ascribed thereto in Article I.

                  WHEREAS, the Investor has agreed to purchase from the Company, and the Company has agreed to sell to the Investor, subject to the terms and conditions of this Agreement, shares of the Company's Series B Convertible Exchangeable Preferred Stock and warrants to purchase Common Stock; and

                  WHEREAS, the Company and the Investor desire to set forth certain agreements herein.

                  NOW THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained and intending to be legally bound hereby, the parties hereby agree as follows:


                                    ARTICLE I

                                   Definitions


                  Section I.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

                  "Accelerated Buyout" shall mean the Investor's right to exercise in full any unexercised portions of Warrant A, Warrant B and the Call Agreement, without regard to the limitation on exercisability prior to February 1, 2002 of Warrant B and the Call Agreement otherwise applicable and, with respect to Warrant B and the Call Agreement, at an exercise price per share equal to the greater of (i) the average of the closing prices of the Class A Common Stock on the American Stock Exchange (or other applicable exchange) for the 45 consecutive trading days ending on the trading date immediately preceding the date of the delivery of the Notice of Default Redemption and (ii) to the extent that the reference to $22.50 in Section 1(b) of Warrant B or Section 2.1(b) of the Call Agreement would otherwise apply, $20. Such $20.00 price shall be subject to all adjustments applicable to any floor prices in Warrant B or the Call, as the case may be.

                  "Affiliate Conversion" shall have the meaning set forth in
         Section 7.1(a).

                  "Affiliate" shall mean, with respect to any Person, any other Person that controls, is controlled by, or is under common control with, such Person, including the executive officers and directors of such Person. As used in this definition, "control" (including its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

                  "Agreement" shall have the meaning set forth in the preamble.

                  "Ancillary Documents" shall mean the Certificate of Designation, the Warrants, the Call Agreement, the Stockholder Agreement, the Registration Rights Agreement, the Letter Agreements and the Time Brokerage Agreements.

                  "Asset Sale" shall mean the sale, transfer or other disposition (other than to the Company or any of its Company Subsidiaries) in any single transaction or series of related transactions involving assets with a fair market value in excess of $2,000,000 of (a) any capital stock of or other equity interest in any Company Subsidiary (b) all or substantially all of the assets of the Company or of any Company Subsidiary, (c) real property, (d) all or substantially all of the assets of any media property, or part thereof, owned by the Company or any Company Subsidiary, or a division, line of business or comparable business segment of the Company or any Company Subsidiary or (e) any transaction involving the transfer of an FCC licenses for a Company Station; provided that Asset Sales shall not include sales, leases, conveyances, transfers or other dispositions to the Company or to a wholly owned Company Subsidiary or to any other Person if after giving effect to such sale, lease, conveyance, transfer or other disposition such other Person becomes a wholly owned Company Subsidiary.

                  "Bankruptcy Law" shall mean Title 11, U.S. Code or any similar Federal or state law for the relief of debtors.

                  "Board of Directors" shall mean the Board of Directors of the Company as from time to time constituted.

                  "Budget" shall mean for any fiscal year the annual operating budget for the Company, including the Network (but specifically excluding all Company Station operations and programming, except for Same Market Stations), which shall include Network programming items (including capital expenditures, general corporate overhead expenses and other operating expenses), prepared by the Company, provided that if the Company and the Investor fail to agree on an annual operating budget (i) for fiscal year 2000, the Budget shall be the budget contained in the Business Plan previously provided by the Company to the Investor and (ii) for any fiscal year after 2000, the Budget shall be the Budget for the previous year.

                  "Business Day" shall mean any day, other than a Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or obligated by law or executive order to close.

                  "Call Agreement" shall mean the Call Agreement, dated as of the date hereof, to be executed and delivered by the Investor and the other parties thereto at Closing, which shall be substantially in the form of Exhibit F hereto, as from time to time amended, modified or supplemented.

                  "Call Right" shall have the meaning set forth in Section 2.1 of the Call Agreement.

                  "Call Shares" shall have the meaning set forth in the Call Agreement.

                  "Certificate of Designation" shall mean the Certificate of Designation of the Shares of the Company, to be executed and filed with the Secretary of State of the State of Delaware on or prior to the Closing Date, which shall be substantially in the form of Exhibit A hereto.

                  "Class A Common Stock" shall mean the shares of Class A Common Stock, par value $0.001 per share, of the Company.

                  "Class B Common Stock" shall mean the shares of Class B Common Stock, par value $0.001 per share, of the Company.

                  "Closing" and "Closing Date" shall have the meanings set forth in Section 2.2(a).

                  "Code" shall mean the Internal Revenue Code of 1986, as amended.

                  "Common Stock" shall mean the Class A Common Stock, Class B Common Stock and Class C Common Stock, par value $0.001 per share, and any other class of common stock of the Company hereafter created and any securities of the Company into which such Common Stock may be reclassified, exchanged or converted.

                  "Communications Act" shall mean the Communications Act of 1934, as amended (including, without limitation, the Cable Communications Policy Act of 1984 and the Cable Television Consumer Protection and Competition Act of 1992) and all rules and regulations of the FCC, in each case as from time to time in effect.

                  "Company Plans" shall have the meaning set forth in Section 3.1(k).

                  "Company" shall have the meaning set forth in the preamble hereto.

                  "Company Sale" shall have the meaning set forth in Section
         9.5.

                  "Company Stations" shall have the meaning set forth in Section 3.1(g).

                  "Company Subsidiary" shall mean any Subsidiary of the Company.

                  "Controlled Group" shall have the meaning set forth in Section 3.1(k)(iii).

                  "Conversion Request" shall have the meaning set forth in
         Section 7.1(a).

                  "Conversion Shares" shall have the meaning set forth in
         Section 2.1(a).

                  "Custodian" shall mean any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

                  "Default Redemption Period" shall have the meaning set forth in Section 9.2(b).

                  "Default Redemption Price" shall mean the greater of (i) the Par Value Price and (ii) an amount per Conversion Share equal to the average of the closing prices of the Common Stock on the American Stock Exchange (or other applicable exchange) for the 45 consecutive trading days ending on the trading date immediately preceding the date of delivery of the Notice of Default Redemption, provided that if the applicable Notice of Default Redemption is based upon an Event of Default under clause (2)(C) of the definition of Event of Default, the Default Redemption Price shall be the Par Value Price.

                  "DGCL" shall mean the Delaware General Corporation Law.

                  "Direct Investment" shall have the meaning set forth in
         Section 7.5(a).

                  "Distribution Agreement" shall mean any agreement pursuant to which the Network signal is transmitted on a Distribution System.

                  "Distribution System" shall mean a distribution system operated by a multichannel video programming distributor including cable television systems, MATV and SMATV systems, MMDS, TVRO and other wired, wireless and direct broadcast satellite delivery methods, in all cases, whether analog or digital.

                  "DMA" shall mean a Designated Market Area as determined by Nielsen Media Research or such successor designation of television markets that may in the future be recognized by the FCC for determining television markets.

                  "Environmental Claim" shall mean any written notice, claim, demand, action, suit, complaint, proceeding which has been served upon or delivered or otherwise transmitted to the Company or any Company Subsidiary, by any Person alleging material Environmental Liability or potential material Environmental Liability.

                  "Environmental Laws" shall mean all applicable federal, state, local and foreign laws, statutes, ordinances, codes, rules, standards and regulations, now or hereafter in effect, and in each case as amended or supplemented from time to time, and any applicable judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree, order or judgment, imposing liability or standards of conduct for or relating to the regulation and protection of human health, safety, the environment and natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation). Environmental Laws include the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C. ss.ss. 9601 et seq.) ("CERCLA"); the Hazardous Materials Transportation Authorization Act of 1994 (49 U.S.C. ss.ss. 5101 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. ss.ss. 136 et seq.); the Solid Waste Disposal Act (42 U.S.C. ss.ss. 6901 et seq.); the Toxic Substance Control Act (15 U.S.C. ss.ss. 2601 et seq.); the Clean Air Act (42 U.S.C. ss.ss. 7401 et seq.); the Federal Water Pollution Control Act (33 U.S.C. ss.ss. 1251 et seq.); the Occupational Safety and Health Act (29 U.S.C. ss.ss. 651 et seq.); and the Safe Drinking Water Act (42 U.S.C. ss.ss. 300(f) et seq.), each as from time to time amended, and any and all regulations promulgated thereunder, and all analogous state, local and foreign counterparts or equivalents and any transfer of ownership notification or approval statutes.

                  "Environmental Liabilities" shall mean, with respect to any Person, all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation and feasibility study costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, natural resource damages, consequential damages, treble damages, costs and expenses (including all fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of or related to any claim, suit, action, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, including any arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Material whether on, at, in, under, from or about or in the vicinity of any real or personal property.

                  "Environmental Permits" shall mean all permits, licenses, authorizations, certificates, approvals or registrations required by any Governmental Entity under any Environmental Laws.

                  "ERISA" shall mean the Employee Retirement Income Security Act of 1974 (or any successor legislation hereto), as amended from time to time, and any regulations promulgated thereunder.

                  "ERISA Affiliate" shall mean, with respect to the Company or any Company Subsidiary, any trade or business (whether or not incorporated) which, together with the Company or such Company Subsidiary, are treated as a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the Code.

                  "ERISA Event" shall mean, with respect to the Company, any Company Subsidiary or any ERISA Affiliate (a) any event described in
         Section 4043(c) of ERISA with respect to a Title IV Plan; (b) the withdrawal of the Company, any Company Subsidiary or ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (c) the complete or partial withdrawal of the Company, any Company Subsidiary or any ERISA Affiliate from any Multiemployer Plan; (d) the filing of a notice of intent to terminate a Title IV Plan or the treatment of a plan amendment as a termination under Section 4041 of ERISA; (e) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC; (f) the failure by the Company, any Company Subsidiary or ERISA Affiliate to make when due required contributions to a Multiemployer Plan or Title IV Plan unless such failure is cured within 30 days; (g) any other event or condition which might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of liability under Section 4069 or 4212(c) of ERISA; (h) the termination of a Multiemployer Plan under Section 4041A of ERISA or the reorganization or insolvency of a Multiemployer Plan under Section 4241 of ERISA;(i) the loss of a Qualified Plan's qualification or tax exempt status; or (j) the termination of a Company Plan described in Section 4064 of ERISA.

                  "Event of Default"  shall mean:

                  (1) the Company (or any other party to the Ancillary Documents other than the Investor and its Affiliates) (i) is in material breach or default under this Agreement or any Ancillary Document other than the Time Brokerage Agreements (including any breach whatsoever of Section 3.3 of the Stockholder Agreement), and (ii) either (A) if such breach or default is not reasonably curable, the Company receives notice of such breach or default from the Investor or (B) if such breach or default is reasonably curable, the Company fails to cure such breach or default within 30 days after the Company's receipt of notice from the Investor of such breach or default,

                  (2) there is (A) a default in the payment at final maturity of principal in an aggregate amount of $10,000,000 or more with respect to any indebtedness of the Company or any Company Subsidiary which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 60 days after written notice,
         (B) an acceleration of any such Indebtedness aggregating $10,000,000 or more which acceleration shall not be rescinded or annulled within 20 days after written notice to the Company of such Default by the Investor or (C) a default or other event that permits the acceleration of any such indebtedness aggregating $10,000,000 or more which default or other event has not been cured or waived by the filing deadline for the next SEC report of the Company on Form 10-K, 10-Q or 8-K or similar report under the Exchange Act.

                  (3) a court of competent jurisdiction enters a final judgment or judgments which can no longer be appealed for the payment of money in excess of $10,000,000 against the Company or any Company Subsidiary and such judgment remains undischarged for a period of 60 consecutive days during which a stay of enforcement of such judgment shall not be in effect;

                  (4) the Company or any Company Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

                           (A) commences a voluntary case,

                           (B) consents to the entry of an order for relief
                  against it in an involuntary case,

                           (C) consents to the appointment of a Custodian of it
                  or for all or substantially all of its property,

                           (D) makes a general assignment for the benefit of its
                  creditors, or

                           (E) generally is not paying its debts as they become
                  due; or

                  (5) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                           (A) is for relief against the Company or any Company
                  Subsidiary in an involuntary case,

                           (B) appoints a Custodian of the Company or any
                  Company Subsidiary or for all or substantially all of the property of the Company or any Company Subsidiary, or

                           (C) orders the liquidation of the Company or any
                  Company Subsidiary, and the order or decree remains unstayed and in effect for 60 days.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

                  "Existing Preferred Stock" shall have the meaning set forth in
         Section 3.1(c).

                  "Facilities" shall mean any facilities or equipment used by the Company or any Company Subsidiary in any location, including broadcast and network operations and transmission, traffic, HVAC systems, mechanical systems, elevators, security systems, fire suppression systems, telecommunications systems, and equipment, whether or not owned by the Company.

                  "FCC" shall mean the Federal Communications Commission and any successor Governmental Entity performing functions similar to those performed by the Federal Communications Commission on the date hereof.

                  "FCC Authorization" shall have the meaning set forth in
         Section 3.1(g)(i).

                  "Financial Statements" shall have the meaning set forth in
         Section 3.1(e).

                  "Fiscal Quarter" shall mean any of the quarterly accounting periods of the Company and the Company Subsidiaries ending on March 31, June 30, September 30 and December 31 of each year.

                  "FTE Subscriber" shall mean one full-time equivalent Subscriber which shall equal one Subscriber which receives the Network on a full-time basis.

                  "GAAP" shall mean generally accepted accounting principles in the United States of America in effect from time to time.

                  "GECC Credit Agreement" shall mean the Credit Agreement dated as of August 28, 1998 among the Company and the Subsidiaries thereof which are parties thereto from time to time, as borrowers, the lenders which are parties thereto from time to time, as lenders, and General Electric Capital Corporation, as agent and lender, as such agreement is in effect on the date hereof and taking into account any amendment, supplement, termination or other change prior to but not after the date hereof.

                  "Governmental Entity" shall mean any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any self-regulating organization, securities exchange or securities trading system, including, without limitation, the FCC.

                  "Hazardous Material" shall mean any substance, material or waste which is regulated by or forms the basis of liability now or hereafter under, any Environmental Laws, including any material or substance which is (a) defined as a "solid waste," "hazardous waste, "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "pollutant," "contaminant," hazardous constituent," "special waste," toxic substance" or other similar term or phrase under any Environmental Laws, (b) petroleum or any fraction or by-product thereof, asbestos, polychlorinated biphenyls (PCB')s, or any radioactive substance.

                  "HDTV" shall have the meaning set forth in Section 7.1(b).

                  "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                  "Indirect Investment" shall have the meaning set forth in
         Section 7.5(a).

                  "Intellectual Property" shall mean all material patents, copyright registrations, mask work registrations, trademark and service mark registrations, applications for any of the foregoing, designs, copyrights, mask works, service marks, trade dress, trade names, secret formulae, trade secrets, secret processes, computer programs, confidential information and know-how.

                  "Internal MIS Systems" shall mean any computer software and systems (including hardware, firmware, operating system software, utilities, and applications software) used in the ordinary course of the Company's business by or on behalf of the Company, including the Company's payroll, accounting, billing/receivables, inventory, asset tracking, customer service, human resources, and e-mail systems.

                  "Investor Indemnitees" shall have the meaning set forth in
         Section 10.7(a).

                  "Investor Recourse Period" shall have the meaning set forth in
         Section 9.4.

                  "Investor Rights" shall mean the rights of the Investor set forth in the Stockholder Agreement and in Articles IV hereof and
         Article VI other than Section 6.12.

                  "Investor" shall have the meaning set forth in the preamble hereto.

                  "Involuntary Redemption Period" shall have the meaning set forth in Section 9.1(b).

                  "Letter Agreements" shall mean the three letter agreements, dated as of the date hereof, executed and delivered by the Company and the Investor at the Closing.

                  "Lien" shall mean any mortgage, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or security agreement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement or any financing lease having substantially the same effect as any of the foregoing).

                  "Litigation" shall have the meaning set forth in Section
         3.1(l).

                  "Losses" shall have the meaning set forth in Section 10.7(a).

                  "Material Adverse Effect" shall mean a material adverse effect on (i) with respect to the Company, the business, assets, operations or financial or other condition of the Company and the Company Subsidiaries taken as a whole or (ii) with respect to any party to this Agreement or any Ancillary Document, the ability of such party to perform its obligations under this Agreement or any Ancillary Document to which it is a party.

                  "Material Agreement" shall mean any contract, lease, restriction, agreement, instrument or commitment to which the Company or any Company Subsidiary is a party or by which its properties are bound (i) which provides for the Company and the Company Subsidiaries to receive or commits the Company or any Company Subsidiary to expend, $1 million (including cash or the fair market value of non-cash assets) or more in the aggregate in any 12-month period or $2 million or more in the aggregate over any period, (ii) which if breached by any party thereto would result in liability or loss to the Company and the Company Subsidiaries of $1 million or more in the aggregate or (iii) which is a stockholders agreement relating to the Company, partnership agreement, joint venture agreement or Distribution Agreement pursuant to which 20,000 or more Subscribers receive the Network.

                  "Minimum Investment" shall mean, as of any date of determination,(i) during the period from the date hereof to the 30th day after the Company files quarterly financial results with the SEC indicating positive net earnings per share of Common Stock for any fiscal quarter, 21,500,000 Underlying Shares or (ii) during any other period thereafter, 26,000,000 Underlying Shares; provided that such numbers shall be equitably adjusted for any conversions, reclassifications, reorganizations, stock dividends, stock splits, reverse splits and similar events which occur with respect to the Common Stock. For purposes of the determination of whether the Minimum Investment is owned (x) the Investor or its Affiliates holding any Shares shall be deemed to hold the Conversion Shares for such Shares and (y) any transferee of Subject Securities shall be deemed to hold the Conversion Shares, and shares of Common Stock issuable upon exercise of the Warrants and the Call Shares where the 30-day mandatory exercise period for such Warrant or Call has not yet expired.

                  "Multiemployer Plan" shall mean a "multiemployer plan" as defined in Section 4001(a)(3) of ERISA, and to which the Company, any Company Subsidiary or ERISA Affiliate is making, is obligated to make, or has made or been obligated to make, contributions on behalf of participants who are or were employed by any of them.

                  "National Coverage" shall mean, with respect to any television network, the percentage of national television households that receive such network's broadcast as listed in the Nielsen Television Index or such successor measure of coverage equivalent thereto generally adopted by the television industry.

                  "NBC" shall mean NBC Television Network, a division of National Broadcasting Company, Inc., a Delaware corporation.

                  "NBC Network Affiliate" shall mean any party with whom NBC has entered into a network affiliation agreement.

                  "NBC Nominee" shall have the meaning set forth in the Stockholder Agreement.

                  "Network" shall mean the Pax TV Network.

                  "New Affiliation Agreement" shall have the meaning set forth in Section 7.1(a).

                  "New Media Advertising" shall have the meaning set forth in
         Section 7.5(a).

                  "New Media Company" shall have the meaning set forth in
         Section 7.5(a).

                  "New Media Equity" shall have the meaning set forth in Section 7.5(a).

                  "Notice of Default Redemption" shall have the meaning set forth in Section 9.2(a).

                  "Options" shall mean stock options to purchase Common Stock issued or issuable under any of the Company's Stock Incentive Plan, 1996 Stock Incentive Plan or 1998 Stock Incentive Plan or any employment, consulting or similar agreements in effect as of the date hereof.

                  "Original Issue Price" shall mean $10,000 per Share.

                  "Par Value Price" shall have the meaning set forth in Section 9.1(a).

                  "Parent" shall mean General Electric Company, a Delaware corporation.

                  "Paxson Stockholders" shall mean Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc.

                  "PBGC" shall mean the Pension Benefit Guaranty Corporation or any successor thereto.

                  "Permits" shall have the meaning set forth in Section 3.1(a).

                  "Permitted Liens" shall mean (i) mechanics', carriers', repairmen's or other like Liens arising or incurred in the ordinary course of business, (ii) Liens arising under original purchase price conditioned sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice, (iii) statutory Liens for Taxes not yet due and payable, (iv) Liens securing the indebtedness under the GECC Credit Agreement and the Union Bank Credit Agreement and other indebtedness included as "long-term debt" on the June 30, 1999 Financial Statements and (v) other encumbrances or restrictions or imperfections of title which do not materially impair the continued use and operation of the assets to which they relate.

                  "Person" shall mean an individual, corporation, unincorporated association, partnership, group (as defined in Section 13(d)(3) of the Exchange Act), trust, joint stock company, joint venture, business trust or unincorporated organization, limited liability company, any Governmental Entity or any other entity of whatever nature.

                  "Pre-empted Shows" shall have the meaning set forth in Section 7.3(a).

                  "Preferred Stock" shall mean the preferred stock, par value $0.001 per share, of the Company.

                  "Prime Time Hours" shall have the meaning set forth in Section 7.3(a).

                  "Purchase Price" shall have the meaning set forth in Section 2.1(b).

                  "Qualified Plan" shall mean a Company Plan which is intended to be tax-qualified under Section 401(a) of the IRC.

                  "Registration Rights Agreement" shall mean the registration rights agreement to be executed by the Investor and the Company at the Closing, which shall be substantially in the form attached as Exhibit D hereto.

                  "Release" shall mean any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material in the indoor or outdoor environment, including the movement of Hazardous Material through or in the air, soil, surface water, ground water or property.

                  "Restricted Use" shall mean any of the following: (i) the declaration or payment of any dividend or any other distribution or payment on capital stock of the Company or any Company Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of capital stock of the Company or any Company Subsidiary,
         (ii) the purchase, redemption or other acquisition or retirement for value of any capital stock of the Company or any Company Subsidiaries or (iii) the making of any investment in any Person.
                  "Same Market Station" shall mean any Company Station (i) in which the Investor would be permitted to have an attributable interest under the ownership rules adopted by the FCC in MM Docket Nos. 94-150, 92-51 and 87-154, as such rules may be amended from time to time, and
         (ii) which, even if the Investor were deemed to have an attributable interest therein, would not increase the Investor's national broadcast coverage as calculated under the FCC's national ownership rules because the Investor has an owned or operated television station in the same DMA. For the purpose of this definition, a television station shall be deemed to be "operated" by the Investor if the Investor supplies more than 15% of the total weekly broadcast programming hours of such station.

                  "SEC" shall mean the United States Securities and Exchange Commission.

                  "SEC Documents" shall have the meaning set forth in Section 3.1(d).

                  "Securities" shall mean the Shares and the Warrants.

                  "Securities Act" shall mean the Securities Act of 1933, as amended.

                  "Senior Subordinated Notes Indenture" shall mean the Indenture, dated as of September 28, 1995 relating to the Company's 11 5/8% Senior Subordinated Notes due 2002.

                  "Shares" shall have the meaning set forth in Section 2.1(a).

                  "Station Offer Notice" shall have the meaning set forth in
         Section 7.2(a).

                  "Station Offer Price" shall have the meaning set forth in
         Section 7.2(a).

                  "Station Third Party" shall have the meaning set forth in
         Section 7.2(a).

                  "Station Transfer" shall have the meaning set forth in Section 4.1(f).

                  "Stockholder Agreement" shall mean the Stockholder Agreement, to be executed and delivered by the Company, the Investor and the other parties thereto at Closing, which shall be substantially in the form of Exhibit E hereto.

                  "Subject Securities" shall mean the Preferred Stock, the Warrants and the Call Agreement.

                  "Subscriber" shall mean a household which receives the Network in a Distribution System. In the case of multiple dwelling units which receive the Network pursuant to bulk rate arrangements, the number of Subscribers shall be equal to 100% of all residential dwelling units in the multiple dwelling unit complex. The term "Subscriber" shall not include commercial Subscribers (i.e., Subscribers receiving the Network in the course of their business, including, without limitation, commercial establishments, hospitals, nursing homes, hotels, motels, universities, offices, bars and restaurants).

                  "Subsidiary" shall mean, as to any Person, a corporation, partnership, limited liability company, joint venture or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

                  "Surviving Representations and Warranties" shall mean the representations and warranties contained in Sections 3.1(c), 3.1(o) and 3.1(u).

                  "Tax Claim" shall have the meaning set forth in Section
         3.1(j).

                  "Tax Returns" shall mean any return, amended return or other report required to be filed with respect to any Tax, including declaration of estimated tax and information returns.

                  "Tax" or, collectively, "Taxes" shall mean any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, gains, franchise, withholding, payroll, recapture, employment, excise, unemployment insurance, social security, business license, occupation, business organization, stamp, environmental and property taxes, together with all interest, penalties and additions imposed with respect to such amounts. For purposes of this Agreement, "Taxes" also includes any obligations under any agreements or arrangements with any other person with respect to Taxes of such other person (including pursuant to Treas. Reg. Section 1.1502-6 or comparable provisions of state, local or foreign tax law) and including any liability for taxes of any predecessor entity.

                  "Time Brokerage Agreements" shall mean (i) the agreement between NBC Stations Management, Inc. and Paxson Communications License Company, LLC, (ii) the agreement between Outlet Broadcasting, Inc. and CAP Communications License of New London, Inc., (iii) the agreement between Outlet Broadcasting, Inc. and Ocean State Television, LLC, (iv) the agreement between Outlet Broadcasting, Inc. and Paxson Communications License Company, LLC and (v) the agreement between Birmingham Broadcasting (WVTM TV), Inc. and Paxson Communications License Company, LLC, each dated as of the date hereof.

                  "Title IV Plan" shall mean an employee pension benefit plan, as defined in Section 3(2) of ERISA (other than a Multiemployer Plan), which is covered by Title IV of ERISA, and which the Company, any Company Subsidiary or ERISA Affiliate maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any of them.

                  "Transfer" shall have the meaning set forth in the Stockholder Agreement.

                  "Underlying Shares" shall mean the shares of Common Stock into which the Shares are convertible and the shares of Common Stock issuable upon exercise of the Warrants, as such shares may be subject to adjustment from time to time and any securities into which such shares may be reclassified, exchanged or converted.

                  "Union Bank Credit Agreement" shall mean the Second Amended and Restated Credit Agreement dated as of April 28, 1998 among the Company, the several lenders from time to time, parties thereto and Union Bank of California, N.A., as the agent, as such agreement is in effect on the date hereof and taking into account any amendment, supplement, termination or other change prior to but not after the date hereof.

                  "Unrestricted Transfer" shall have the meaning set forth in
         Section 9.4.

                  "Warrant A" shall have the meaning set forth in Section
         2.1(a).

                  "Warrant B" shall have the meaning set forth in Section 2.1
         (a).

                  "Warrants" shall mean Warrant A and Warrant B.

                  "Year 2000 Compliant" means that (1) the products, services, or other item(s) at issue accurately process, provide and/or receive all date/time data (including calculating, comparing, sequencing, processing, and outputting) within, from, into, and between centuries (including the twentieth and twenty-first centuries and the years 1999 and 2000), including leap year calculations, and (2) neither the performance nor the functionality of the products, services, and other item(s) at issue will be affected by any dates/times prior to, on, after, or spanning January 1, 2000 except as could not reasonably be expected to have a Material Adverse Effect.


                                    ARTICLE II

               Authorization, Sale and Purchase of the Securities

                  Section II.1 Authorization; Agreement to Sell and Purchase.
(A) Upon and subject to the terms and conditions set forth in this Agreement, the Company has authorized the issuance and sale to the Investor of (i) 41,500 shares of 8% Series B Convertible Exchangeable Preferred Stock (the "Shares") which, in accordance with the terms and conditions set forth in the Certificate of Designation, shall be convertible into 31,896,032 shares of Common Stock (subject to adjustment under the terms of the Certificate of Designation) (the "Conversion Shares"), (ii) a warrant to purchase up to 13,065,507 shares of Common Stock ("Warrant A") substantially in the form of Exhibit B attached hereto and (iii) a warrant to purchase up to 18,966,620 shares of Common Stock ("Warrant B") substantially in the form of Exhibit C.

                  (b) Upon and subject to the terms and conditions of this Agreement, and in reliance upon the representations and warranties hereinafter set forth, the Company agrees to issue, sell and deliver to the Investor (or its nominee that is a wholly owned subsidiary of Parent organized in the United States) at the Closing provided for in Section 2.2 hereof, and the Investor agrees to purchase from the Company, the Securities for an aggregate purchase price of $415 million (the "Purchase Price").


                   Section 2.2 Closing. (a) The purchase and sale of the Securities pursuant to Section 2.1 (the "Closing") shall take place at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York, simultaneously with the execution and delivery of this Agreement (the "Closing Date"), or at such other time and place as may be mutually agreed upon by the Investor and the Company.

                   (b) At the Closing: (i) the Company shall deliver to the Investor, against payment of the purchase price therefor, stock and warrant certificates for the Securities to be sold in accordance with the provisions of
Section 2.1, registered in the name of the Investor or its nominee that is a wholly owned subsidiary of Parent organized in the United States (subject to the provisions herein and in the Ancillary Documents) and in such denominations as the Investor shall specify not less than three Business Days prior to the Closing Date; (ii) the Investor, in full payment for the Securities, against delivery of the stock and warrant certificates referred to above, shall deliver to the Company on the Closing Date immediately available funds, by wire transfer to such account as the Company shall specify at least two Business Days prior to the Closing Date, in the amount of the purchase price to be paid hereunder by the Investor pursuant to Section 2.1(b); and (iii) each party shall execute and deliver such other instruments or documents set forth in Article VIII hereof.

                  Section II.3 Use of Proceeds. The proceeds of the sale of the Securities shall be used by the Company for the purposes set forth on Schedule
2.3. Except as provided in Schedule 2.3, no proceeds will be used for any Restricted Use.


                                    ARTICLE III

                         Representations and Warranties

                   Section III.1 Representations and Warranties of the Company. The Company represents and warrants to the Investor as follows:

                  (a) Corporate Existence; Compliance with Law. The Company and each Company Subsidiary (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) is duly qualified to conduct business and is in good standing in each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified, individually or in the aggregate, would not have a Material Adverse Effect; (iii) has the requisite corporate power and authority and the legal right to own, pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease and to conduct its business as now, heretofore and proposed to be conducted; (iv) has all licenses, permits, orders, consents, approvals, registrations, authorizations or qualifications from or by, and has made all filings with, and has given all notices to, all Governmental Entities having jurisdiction, to the extent required for such ownership, operation and conduct (collectively, the "Permits"), except where the failure to do so, individually or in the aggregate, would not have a Material Adverse Effect; (v) is in compliance with its charter and by-laws; and (vi) is in compliance with all applicable provisions of law (including, without limitation, the Communications Act) and the Permits, except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

                  (b) Corporate Power, Authorization, Enforceable Obligations. Except as set forth in Schedule 3.1(b), the execution, delivery and performance by the Company of this Agreement and the Ancillary Documents to which it is a party, and its obligations hereunder and thereunder: (i) are within the Company's corporate power; (ii) have been duly authorized by all necessary or proper corporate and shareholder action; (iii) do not contravene any provision of the Company's charter or bylaws; (iv) do not violate any law or regulation, or any order or decree of any court or Governmental Entity applicable to it; (v) do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any material indenture, mortgage or deed of trust or any Material Agreement to which the Company is a party or by which the Company or any Company Subsidiary or any of its property is bound; (vi) do not result in the creation or imposition of any material Lien upon any of the property of the Company or any Company Subsidiary; and (vii) do not require the consent or approval of any Governmental Entity or any other Person, except (A) the filing of all notices, reports and other documents required by, and the expiration of all waiting periods under, the HSR Act and the rules and regulations promulgated by the FCC, (B) such filings as may be required under the blue sky laws of the various states, (C) the filing of the Certificate of Designation with the Secretary of State of the State of Delaware and (D) such consents or approvals which are immaterial to the business, operations or financial position of the Company and the Company Subsidiaries taken as a whole. This Agreement and each of the Ancillary Documents to which the Company is a party is duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditor's rights generally and subject to the availability of equitable remedies.

                  (c) Capitalization. (i) As of the date hereof, the authorized capital stock of the Company consists of (A) 197,500,000 shares of Common Stock of which 53,366,147 shares of Class A Common Stock (plus such additional shares of Common Stock that have been issued upon the exercise of Options since June 30, 1999), 8,311,639 shares of Class B Common Stock and no shares of Class C common stock are issued and outstanding and (B) 1,000,000 shares of preferred stock of which (1) 33,000 shares have been designated as Junior Cumulative Compounding Redeemable Preferred Stock of which 33,000 shares are issued and outstanding, (2) 440,000 shares have been designated as 12 1/2% Cumulative Exchangeable Preferred Stock of which 204,847 shares are issued and outstanding, (3) 72,000 shares have been designated as 13 1/4% Cumulative Junior Exchangeable Preferred Stock of which 22,571 shares are issued and outstanding and (4) 17,500 shares have been designated as 9 3/4% Series A Convertible Preferred Stock of which 8,304 shares are issued and outstanding (collectively, with any additional shares of preferred stock that may be issued as dividends thereon, the "Existing Preferred Stock"). As of the date hereof, no shares of capital stock are held in treasury, and no shares of capital stock are reserved for issuance upon exercise of outstanding stock options except for 9,559,780 shares of Common Stock reserved in respect of Options identified on Schedule 3.1(c)(i) under "Plan Options, as of June 30, 1999 (less such shares issued upon exercise of such Options since June 30, 1999), 6,037,085 shares of Common Stock issuable (whether or not reserved) in respect of other Options identified on
         Schedule 3.1(c)(i) under "Non-Plan Options", 5,189,375 shares of Common Stock reserved in respect of the 9 3/4% Series A Convertible Preferred Stock, 395,500 shares of Common Stock reserved in respect of outstanding warrants and 8,311,639 shares of Class A Common Stock reserved in respect of the Class B Common Stock. All of the issued and outstanding shares of the Company's capital stock have been duly and validly authorized and issued and are fully paid and nonassessable and not subject to preemptive rights.

                  (ii) Upon delivery of and payment for the Shares on the Closing Date as provided herein, such Shares will be duly and validly authorized and issued, fully paid and nonassessable and not subject to preemptive rights, and the Investor will acquire good title thereto, free and clear of all Liens (other than any Lien created by the Investor). The Underlying Shares have been reserved for issuance and, when issued upon conversion of the Shares or exercise of the Warrants in accordance with the terms thereof, will be duly and validly authorized and issued, fully paid and nonassessable and not subject to preemptive rights, and the owner of such shares will acquire good title thereto, free and clear of all Liens (other than any Lien created by such owner).

                  (iii) Other than (A) the requirement to issue the Shares pursuant to the terms and conditions of this Agreement, (B) the requirement to issue the Underlying Shares, (C) the shares referred to in subsection 3.1(c)(i) and (D) as otherwise set forth in Schedule 3.1(c)(iii), (1) no equity securities of the Company are or may become required to be issued by reason of any options, warrants, rights to subscribe to, calls, preemptive rights, or commitments of any character whatsoever, (2) there are outstanding no securities or rights convertible into or exchangeable for shares of any capital stock of the Company and (3) there are no contracts, commitments, understandings or arrangements by which the Company is or will be bound to issue additional shares of its capital stock or securities or rights convertible into or exchangeable for shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. Except required by the terms of the Existing Preferred Stock and as set forth in Schedule 3.1(c)(iii), the Company is not subject to any obligation (contingent or otherwise) to repurchase, redeem or otherwise acquire or retire any of its capital stock.

                  (iv) Except as set forth on Schedule 3.1(c)(iv), the Company is not a party to, and the Company has no knowledge of any, voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of the Company.

                  (v) Except as set forth in Schedule 3.1(c)(v), the Company has not granted or agreed to grant any rights relating to the registration of its securities under applicable federal and state securities laws, including piggyback rights.

                  (vi) The consummation of the transactions contemplated by this Agreement will not trigger the anti-dilution provisions or other price adjustment mechanisms of any outstanding subscriptions, options, warrants, calls, contracts, preemptive rights, demands, commitments, conversion rights or other agreements or arrangements of any character or nature whatsoever under which the Company is or may be obligated to issue or acquire its capital stock.

                  (vii) Except as set forth on Schedule 3.1(c)(vii), (A) all of the shares of capital stock of each Company Subsidiary have been duly and validly authorized and issued, are fully paid and nonassessable, are not subject to preemptive rights and are owned by the Company or another Company Subsidiary free and clear of all Liens, and (B) except for the capital stock of the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any Person.

                  (viii) Schedule 3.1(c)(viii) sets forth a complete and correct list of all the Company Subsidiaries and any other Person in which, directly or indirectly, the Company is party to a partnership or joint venture and their respective jurisdictions of organization. Such Schedule sets forth the direct or indirect percentage ownership of the Company in each such Company Subsidiary and the identity and percentage ownership of each other Person that has an equity interest in such Company Subsidiary or other entity. Except as set forth in Schedule 3.1(c)(viii) the Company is not a party to any partnership agreement, stockholders agreement, voting agreement or joint venture agreement with any other Person.

                  (d) SEC Filings. The Company has filed and made available to the Investor a true and complete copy of each report, schedule, registration statement and definitive proxy statement required to be filed by the Company with the SEC since January 1, 1997 (the "SEC Documents"). As of their respective dates, the SEC Documents, after giving effect to any amendments and supplements thereto filed prior to the date hereof, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such SEC Documents. None of the SEC Documents when filed, after giving effect to any amendments and supplements thereto filed prior to the date hereof, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (e) Financial Statements; No Material Adverse Change. (i) The financial statements of the Company included in its Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1999 and June 30, 1999,(the "Financial Statements") comply as to form in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP during the periods covered thereby (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC, or for normal year-end adjustments) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. Since December 31, 1998, except for dividends on the Existing Preferred Stock, there has not been any declaration, setting aside or payment of a dividend or other distribution with respect to shares of capital stock of the Company or any material change in accounting methods or practices by the Company or any of its Subsidiaries. The following Financial Statements and Form 10-Q have been delivered on or prior to the date hereof:

                                    (A) The audited consolidated and
                  consolidating balance sheet at December 31, 1998 and the related statements of income and cash flows of the Company and the consolidated Company Subsidiaries for the fiscal year then ended, certified by PricewaterhouseCoopers.

                                    (B) The unaudited consolidated and
                  consolidating balance sheets at June 30, 1999 and the related statements of income and cash flows of the Company and the consolidated Company Subsidiaries for the fiscal quarter then ended.

                  (ii) Since December 31, 1998, except as disclosed in the SEC Documents filed prior to the date hereof, and except for the execution, delivery and performance of this Agreement and the Ancillary Documents and the transactions contemplated hereby and thereby and as set forth on Schedule 3.1(e)(ii), (A) none of the Company or any of the Company Subsidiaries have incurred any obligations, contingent or non-contingent liabilities, liabilities for Taxes, levies, liens, claims or other charges, long-term leases or unusual forward or long-term commitments (whether absolute, accrued, contingent or otherwise, known or unknown, whether due or to become due, or whether or not required by GAAP to be reflected in a consolidated balance sheet of the Company and the Company Subsidiaries or disclosed in the notes thereto), except liabilities and obligations which (x) are adequately accrued or reserved against in the Financial Statements or disclosed in the notes thereto, (y) were incurred after June 30, 1999 in the ordinary course of business and consistent with past practice and are not in the aggregate material to the Company, or (z) have been discharged or paid in full,(B) no contract, lease or other agreement or instrument has been entered into by the Company or any Company Subsidiary or has become binding upon the Company's or any Company Subsidiary's assets which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect, and (C) none of the Company or any Company Subsidiary is in default and to the Company's knowledge no third party is in default under any Material Agreement which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect, and (D) the businesses of the Company and the Company Subsidiaries have been operated in the usual and ordinary course consistent with past practice, except as disclosed in the SEC Documents filed prior to the date hereof. Since December 31, 1998 no event has occurred, which alone or together with other events, could reasonably be expected to have a Material Adverse Effect, except as disclosed in the SEC Documents filed after December 31, 1998 and prior to the date hereof and except to the extent resulting from (x) any changes in general economic conditions in the United States or (y) any changes affecting the broadcast and cable television industry in general.

                  (f) Ownership of Property; Liens. The Company or a Company Subsidiary has good title to all of its owned real estate, subject only to Permitted Liens, and valid leasehold interests in all of its material leased real estate. The Company and each Company Subsidiary has good title to, or valid leasehold interests in, all of its material tangible personal properties. None of the properties and assets of the Company and the Company Subsidiaries are subject to any Liens other than Permitted Liens, and there are no facts, circumstances or conditions known to the Company or any Company Subsidiary that would reasonably be expected to result in any Liens (including Liens arising under Environmental Laws) other than Permitted Liens, except as would not reasonably be expected to cause a Material Adverse Effect. All of the tangible assets of the Company and the Company Subsidiaries that are material to the Company and the Company Subsidiaries, taken as a whole, are in good operating condition and repair, ordinary wear and tear excepted and taking into account the respective ages of such assets.

                  (g) FCC and Other Regulatory Matters. (i) Set forth on
         Schedule 3.1(g) is a list of (A) all licenses and construction permits that are held as of the date hereof by the Company or any Company Subsidiary for each full service television station owned and operated by the Company or any Company Subsidiary (a "Company Station") and (B) all applications that are pending before the FCC as of the date hereof for construction permits for major modification of a Company Station's facilities or for the acquisition or sale by the Company or any Company Subsidiary, by assignment of license or transfer of control, of any full service television station. The Company and each Company Subsidiary has the right to use each FCC license and permit listed on
         Schedule 3.1(g) and each other FCC license, permit or authorization that is material to the operation of a Company Station (each, an "FCC Authorization"). Each FCC Authorization was, to the Company's knowledge, duly and validly issued by the FCC pursuant to procedures which comply in all material respects with all requirements of applicable law. The Company has no knowledge of the occurrence of any event or the existence of any circumstance which, in the reasonable judgment of the Company, is likely to lead to the revocation or suspension of any FCC Authorization. Each FCC Authorization is in full force and effect, and each holder thereof is in substantial compliance therewith, except for such non-compliance that could not reasonably be expected to have a Material Adverse Effect.

                  (ii) The Company and the Company Subsidiaries have duly filed in a timely manner all material filings which are required to be filed by the Company or the Company Subsidiaries under the Communications Act and are in all material respects in substantial compliance with the Communications Act, including, without limitation, the rules and regulations of the FCC relating to the broadcast of television signals or the operation of the Company's business, except for such filings the failure of which to file or to file on a timely basis, and except for such noncompliance, that could not reasonably be expected to have a Material Adverse Effect.

                  (iii) With respect to each Company Station acquired by the Company or a Company Subsidiary prior to October 1, 1996, each of the Company or Company Subsidiary, on or before October 1, 1996, in accordance with Section 76.64 of the FCC Rules (47 C.F.R. ss. 76.64), made the required election between retransmission consent or must carry status with each cable operator serving all or any part of the television market (as defined by the FCC) of such Company Station, and each of the Company or Company Subsidiary will, on or before October 1, 1999, make the same required election for such Company Station.

                  (h) Labor Matters. Schedule 3.1(h) sets forth a complete and correct list of unions which presently represent any employees of the Company or any Company Subsidiary and a complete list of all labor union and collective bargaining agreements to which the Company or a Company Subsidiary is a party or is subject. Except as set forth on
         Schedule 3.1(h) and except for such matters as would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) the Company and the Company Subsidiaries are in compliance with all applicable laws, agreements, contracts and policies respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practices,
         (ii) there is no unfair labor practice charge or complaint against the Company or any Company Subsidiary pending, and, to the best knowledge of the Company after reasonable inquiry, no such action is threatened before any regulatory or judicial body, (iii) there is no, and during the past three years there has been no, labor strike, slowdown, stoppage, lockout or other material labor controversy in effect with respect to, and, to the knowledge of the Company after reasonable inquiry, no such action is threatened against, the Company or any of the Company Subsidiaries, (iv) to the knowledge of the Company after reasonable inquiry, no certification petition respecting the employees of the Company or any of the Company Subsidiaries has been filed with the National Labor Relations Board and no union is attempting to organize or otherwise become the bargaining representative for any employees of the Company or any Company Subsidiary, (v) neither the Company nor any Company Subsidiary has closed any facility, effectuated any systematic layoffs of employees or implemented any early retirement, separation or window program within the last three years, nor has the Company or any Company Subsidiary planned or announced any such action or program for the future, (vi) the Company and each Company Subsidiary is in compliance with its obligations pursuant to the WARN Act, and all other notification and bargaining obligations arising under any collective bargaining agreement, statute or otherwise and (vii) all payments due from the Company or any Company Subsidiary for employee health and welfare insurance have been paid or accrued as a liability on the books of the Company or such Company Subsidiary.

                  (i) Government Regulation. None of the Company or any Company Subsidiary is an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company," as such terms are defined in the Investment Company Act of 1940 as amended. None of the Company or any Company Subsidiary is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, or any other federal or state statute (other than the Communications Act) that restricts or limits its ability to perform its obligations hereunder. The performance of this Agreement and the Ancillary Documents will not violate any provision of any statute or any rule, regulation or order issued by the SEC.

                  (k)  Taxes.  Except as set forth on Schedule 3.1(j):

                           (i) The Company and each Company Subsidiary have
                  timely filed (or have had timely filed on their behalf) or will timely file or cause to be timely filed, all Tax Returns required by applicable law to be filed by any of them prior to or as of the Closing Date. All such Tax Returns are or will be true, complete and correct in all material respects. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any of such Tax Returns and neither the Company nor any of the Company Subsidiaries has requested any extension of time within which to file any material Tax Return, which return has not yet been filed. There is no pending or threatened material claim by any tax authority of a jurisdiction where the Company or any of the Company Subsidiaries has not filed Tax Returns that the Company or such Company Subsidiary is or may have been subject to taxation by that jurisdiction.

                        (ii) The Company and each Company Subsidiary have paid
                  (or have had paid on their behalf), or where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse), an adequate accrual, in accordance with GAAP and reflected on the Company's consolidated financial statements to the extent accrued prior to the date thereof, for the payment of all Taxes due with respect to any period beginning prior to or as of the Closing Date. All Taxes required to be withheld by the Company and the Company Subsidiaries with respect to their activities, properties, employees or independent contractors have been withheld and paid over to the appropriate tax authority. No deficiency, action, suit, proceeding, investigation, audit, claim, assessment or adjustment for any Taxes (a "Tax Claim") has been threatened, proposed, asserted or assessed in writing (and the Company is not aware of any oral Tax Claim) against the Company or any Company Subsidiary. There are no liens for Taxes upon the assets of the Company or any Company Subsidiary, except for liens for current Taxes not yet due.

                           (iii) Neither the Company nor any Company Subsidiary
                  is required to include in income any adjustment pursuant to
                  Section 481 (a) of the Code or any similar provision of state, local or foreign law by reason of a voluntary change in accounting method initiated by the Company or any Company Subsidiary, and neither the Internal Revenue Service nor any taxing authority has proposed in writing any such adjustment or change in accounting method. Neither the Company nor any Company Subsidiary has received a tax ruling or entered into a closing agreement with any taxing authority that would have a Material Adverse Effect.

                           (iv) Neither the Company nor any Company Subsidiary
                  has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that would not be deductible pursuant to Section 280(G) or Section 162(m) of the Code or similar provisions of state, local or foreign law.

                           (v) The Company agrees that the Shares shall be
                  treated, for all Tax purposes, as common stock for purposes of
                  Section 305 of the Code or any similar provision of state, local or foreign law, provided that the Company shall not be obligated to expend funds or take any material actions to defend this position should it be challenged by the Internal Revenue Service or any other taxing authority.

                           (vi) Neither the Company nor any Company Subsidiary
                  (A) is a party to, is bound by, or has obligation under, any Tax sharing agreement, Tax indemnification or similar contract or arrangement, (B) has potential liability or obligation to any person as a result of, or pursuant to, any such agreement, contract or arrangement or (C) has any liability for Taxes of another person by contract or otherwise, including liability for Taxes of another person (other than the Company or any Company Subsidiary) pursuant to Treasury Regulations Section 1.1502-6 or any similar provisions of state, local or foreign law.
                           (vii) No claim has been asserted, and except as to
                  certain allocations of intercompany expenses related to centralized operations which will not have a material effect on state tax liability, the Company is not aware of any reasonable basis for the assertion of any claim, by any taxing authority that the Company or any Company Subsidiary is liable for Taxes under, or as a result of, Section 482 of the Code or any similar provision of state, local or foreign law.

                           (viii) Except with respect to net operating losses,
                  all Tax Returns of the Company and any Company Subsidiary for all taxable years ending on or before December 31, 1995 are closed for federal income tax purposes pursuant to the statutory period of limitation applicable to such Tax Return.

                  (k) Employee Benefits. (i) Schedule 3.1(k) contains a true and complete list of each "employee benefit plan" (within the meaning of section 3(3) of ERISA), including, without limitation, multiemployer plans within the meaning of ERISA section 3(37)), stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal, oral or written, under which any employee or former employee of the Company or its Subsidiaries has any present or future right to benefits and under which the Company or its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "Company Plans".

                           (ii) With respect to each Company Plan, the Company has delivered or made available to the Investor a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any summary plan description and other written communications (or a description of any oral communications) by the Company or its Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan; and (D) for the most recent year (1) the Form 5500 and attached schedules, (2) audited financial statements, (3) actuarial valuation reports and (4) attorney's response to an auditor's request for information.

                           (iii) (A) Each Company Plan has been established and administered materially in accordance with its terms, and materially in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (B) each Company Plan which is intended to be qualified within the meaning of Code section 401(a) is so qualified and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (C) no event has occurred and no condition exists that would subject the Company or its Subsidiaries, either directly or by reason of their affiliation with any member of their "Controlled Group" (defined as any organization which is a member of a controlled group of organizations within the meaning of Code sections 414(b), (c),
         (m) or (o)), to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations; (D) for each Company Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (E) no "reportable event" (as such term is defined in ERISA section 4043), "prohibited transaction" (as such term is defined in ERISA section 406 and Code section 4975) or "accumulated funding deficiency" (as such term is defined in ERISA section 302 and Code section 412 (whether or not waived)) has occurred with respect to any Company Plan; (F) no Company Plan provides retiree welfare benefits and neither the Company nor its Subsidiaries have any obligations to provide any retiree welfare benefits except as required under COBRA; and (G) neither the Company nor any ERISA Affiliate has (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

                           (iv) With respect to each of the Company Plans that is not a multiemployer plan within the meaning of section 4001(a)(3) of ERISA but is subject to Title IV of ERISA, as of the Closing Date, the assets of each such Company Plan are at least equal in value to the present value of the accrued benefits (vested and unvested) of the participants in such Company Plan on a termination and projected benefit obligation basis, based on the actuarial methods and assumptions indicated in the most recent actuarial valuation reports.

                           (v) With respect to any multiemployer plan (within the meaning of ERISA section 4001(a)(3)) to which the Company or any ERISA Affiliate has any liability or contributes (or has at any time contributed or had an obligation to contribute): (i) none of the Company or any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA or would be subject to such liability if, as of the Closing Date, the Company or any ERISA Affiliate, were to engage in a complete withdrawal (as defined in ERISA section 4203) or partial withdrawal (as defined in ERISA section 4205) from any such multiemployer plan; and (ii) no such multiemployer plan is in reorganization or insolvent (as those terms are defined in ERISA sections 4241 and 4245, respectively).

                           (vi) With respect to any Company Plan, (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or threatened, (B) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims, and (C) no written or oral communication has been received from the PBGC in respect of any Company Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein.

                           (vii) Except as set forth on Schedule 3.1(k)(vii), no Company Plan exists that could result in the payment to any present or former employee of the Company or its Subsidiaries of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of the Company or its Subsidiaries as a result of the transaction contemplated by this Agreement or upon the Investor's exercise of the Warrants.

                  (l) No Litigation. Except as set forth in Schedule 3.1(l), there are no legal or administrative proceedings or arbitrations, and no claims, demands, actions, proceedings or governmental investigations of any nature pending against the Company or any Company Subsidiary or to which the Company or any Company Subsidiary or any of their properties or assets is subject, and, to the knowledge of the Company, there has not been threatened any such proceeding, arbitration, claim, action or governmental investigation against the Company or any of the Company Subsidiaries (collectively "Litigation"), in each case, (i) which challenges the Company's or any Company Subsidiary's right or power to enter into or perform any of its obligations under this Agreement or the Ancillary Documents to which it is a party, or the validity or enforceability of this Agreement or any Ancillary Documents or any action taken hereunder or thereunder, or (ii) which has a reasonable risk of being determined adversely to the Company or any Company Subsidiary and which, if so determined, would reasonably be expected to have a Material Adverse Effect. Except as set forth in
         Schedule 3.1(l), neither the Company nor any Company Subsidiary is subject to any currently effective order, judgment or decree of any Governmental Entity permanently or temporarily enjoining or barring any of them from engaging in or continuing any conduct or practice in connection with the businesses currently conducted by the Company and the Company Subsidiaries.

                  (m) Brokers and Finders. Except as set forth in Schedule 3.1(m), neither the Company nor any Company Subsidiary has utilized any broker, finder, placement agent or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated hereby or by the Ancillary Documents. The Company is solely responsible for all fees or other amounts that may be payable to each Person listed on Schedule 3.1(m).

                  (n) Full Disclosure. No representation or warranty of the Company contained in this Agreement or any Ancillary Document contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances in which the same were made. The projections and pro forma financial information contained in the letter from the Company to the Investor dated August 31, 1999 for the calendar years 2000 and 2001 receipt of which is acknowledged by the Investor were based upon good faith estimates and assumptions believed by the senior executives of the Company to be reasonable as of the Closing Date, it being recognized by the Investor that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ materially from the projected results. Except as set forth in the preceding sentence, the Company makes no representation or warranty, and expressly disclaims any implied representation or warranty, as to the accuracy or completeness of any projections, pro forma financial information or other forward looking information provided to the Investor. There is no fact known to the Company or any Company Subsidiary (other than matters of a general economic nature or relating to the broadcasting industry or television industry generally) that has had or could reasonably be expected to have a Material Adverse Effect and that has not been disclosed herein or in any Ancillary Documents.

                  (o) Environmental Matters. Except as set forth in Schedule 3.1(o): (i) the Company and the Company Subsidiaries are and have been in compliance in all material respects with all Environmental Laws, except for such noncompliance which would not result in Environmental Liabilities which could reasonably be expected to have a Material Adverse Effect; (ii) the Company and the Company Subsidiaries have obtained, and are in compliance in all material respects with, all Environmental Permits required by Environmental Laws for the operations of their respective businesses as presently conducted or as proposed to be conducted, except where the failure to so obtain or comply with such Environmental Permits would not result in Environmental Liabilities which could reasonably be expected to have a Material Adverse Effect, and all such Environmental Permits are valid, uncontested and in good standing, except as would not reasonably be expected to have a Material Adverse Effect; (iii) none of the Company or any of the Company Subsidiaries are involved in operations or know of any facts, circumstances or conditions, including any Releases of Hazardous Materials, that are likely to result in any Environmental Liabilities of the Company or any Company Subsidiary or which could reasonably be expected to have a Material Adverse Effect, and none of the Company or any of the Company Subsidiaries have permitted any current or former tenant of such Person to engage in any such operations, except as would not reasonably be expected to have a Material Adverse Effect; (iv) neither the Company nor any Company Subsidiary has received any Environmental Claim, nor to their knowledge is any Environmental Claim threatened, which would result in a Material Adverse Effect; (v) the Company and the Company Subsidiaries have not assumed, contractually or by operation of law, any material liabilities under any Environmental Laws which could reasonably be expected to have a Material Adverse Effect, and (vi) the Company and the Company Subsidiaries have not entered into, have not agreed to, and are not subject to any material judgment, decree, order or other similar requirement of any governmental authority under any Environmental Laws, including without limitation those relating to compliance with Environmental Laws or to investigation, cleanup, remediation or removal of Hazardous Substances.

                  (p) Insurance Disclosure. The Company and the Company Subsidiaries have at all times since December 31, 1998 maintained in full force and effect, with financially sound and reputable insurers, insurance with respect to its business against loss or damage, and including directors and officers' liability insurance, all such insurance of the kinds customarily carried or maintained under similar circumstances by entities of established reputation engaged in similar businesses.

                  q) Year 2000 Compliance. All of the Company's material Internal MIS Systems and Facilities are Year 2000 Compliant. The Company has furnished the Investor with a true, correct and complete copy of any internal investigations, memoranda, budget plans, forecasts or reports concerning the Year 2000 Compliance of the products, services, operations, systems, supplies, and facilities of the Company and the Company's vendors.

                  (r) Material Agreements. The Company has made available to the Investor a true and correct copy of all Material Agreements. Each Material Agreement is valid, binding, in full force and effect and enforceable by the Company or the relevant Company Subsidiary in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and by general equitable principles, except as could not reasonably be expected to have a Material Adverse Effect. Except as disclosed in Schedule 3.1(r), the Company and the Company Subsidiaries are not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and, to the knowledge of the Company, no other party to any of the Material Agreements is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder.


                  (s) Intellectual Property. (i) The Company owns or has a valid license to use, in the manner currently used, all Intellectual Property used in its business.

                  (ii) No claims with respect to the Company's Intellectual Property have been asserted, or to the knowledge of the Company are threatened by any third person nor are there valid grounds, to the knowledge of the Company for any bona fide claims (A) that the broadcast, distribution, license, sublicense, use or licensing of the Intellectual Property infringes the rights of any third parties, (B) against the use of the Intellectual Property as used in the Company's business as currently conducted or (C) challenging the ownership, validity or effectiveness of the Intellectual Property, except as could not reasonably be expected to have a Material Adverse Effect. To the Company's knowledge, all registered trademarks, servicemarks, copyrights and patents held by the Company, if any, are valid and subsisting except as could not reasonably be expected to have a Material Adverse Effect. None of the Company's owned Intellectual Property is subject to any outstanding decree, order, judgment or stipulation restricting in any manner the licensing thereof by the Company except as could not reasonably be expected to have a Material Adverse Effect.

                  (iii) To the Company's knowledge, there is no material unauthorized use, infringement or misappropriation of any of the Company's Intellectual Property by any third party, except as could not reasonably be expected to have a Material Adverse Effect.

                  (t) Absence of Certain Business Practices. None of the
            Company, the Company Subsidiaries or any officer, employee or agent thereof, nor any other Person acting on behalf of the Company or any Company Subsidiary, has, directly or indirectly, within the past five years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person or entity who is or may be in a position to help or hinder the Company (or assist the Company in connection with any actual or proposed transaction) which (i) subjects any party or any of their respective Subsidiaries, to any damage or penalty in any civil, criminal or governmental litigation or proceeding which would have a Material Adverse Effect, (ii) if not given in the past, could have had a Material Adverse Effect or (iii) if not continued in the future, could have a Material Adverse Effect.

               (u) Antitakeover Statutes. The Board of Directors of the Company has taken all actions necessary under the DGCL, including approving the transactions contemplated by the Agreement and each of the Ancillary Documents to which it is a party, to ensure that
         Section 203 of the DGCL does not, and will not, apply to the Investor or any of its affiliates in connection with the transactions contemplated hereunder and thereunder. No other state takeover or similar statute or regulation applies to this Agreement, the Ancillary Documents or the transactions contemplated hereby and thereby.

               (v) Company Stations. Set forth on Schedule 3.1(v) is (i) a complete list of all the television stations owned by the Company or a Company Subsidiary and (ii) a complete list of all television stations operated by the Company or a Company Subsidiary pursuant to a local management agreement or similar arrangement.

                  (w) Subscribers. The Company has at least 57,400,000 FTE Subscribers, at least 14,000,000 of which are represented by the existing Distribution Agreements set forth on Schedule 3.1(w) hereto and at least 39,181,525 of which were obtained pursuant to elections made in accordance with Section 3.1(g)(iii) hereof.

                  (x) Exemption from Registration. Assuming the representations and warranties of the Investor set forth in Section 3.2 hereof are true and correct in all material respects, the offer and sale of the Securities made pursuant to this Agreement and the acquisition of the Underlying Shares upon each of the conversion of the Shares and the exercise of the Warrants will be in compliance with the Securities Act, subject to obtaining approval of the Company's stockholders as described in Section 5.7, if necessary, the rules and regulations of the American Stock Exchange and any applicable state securities laws and will be exempt from the registration requirements of the Securities Act and such state securities laws.

                  (y) Affiliate Transactions. Schedule 3.1(y) sets forth (i) all contracts, agreements, other arrangements or transactions existing or occurring at any time after December 31, 1997 between the Company or any Company Subsidiary, on the one hand, and any of the Company's Affiliates or any holder of 10% of the outstanding Common Stock of the Company or a family member of such a holder, on the other hand, or any of their respective Affiliates, except for those disclosed in the SEC Documents and except for agreements relating to services provided as an officer or director of the Company other than relating to any extraordinary bonuses, and (ii) a description of all payments made to or received from, the Company or any Company Subsidiary, on the one hand, and any of the Company's Affiliates or any holder of 10% of the outstanding Common Stock of the Company or a family member of such a holder, on the other hand, or any of their respective Affiliates, since December 31, 1997, except for dividends paid or distributions made with respect to any outstanding class or series of Company securities, payments of salary or other regular compensation for services in the ordinary course, or as disclosed in the SEC Documents.

         Section III.2 Representations and Warranties of the Investor. The Investor represents and warrants to, and agrees with, the Company as follows:

                  (a) Corporate Existence; Compliance with Law. The Investor (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified, individually or in the aggregate would not have a Material Adverse Effect; (iii) has the requisite corporate power and authority and the legal right to own, pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease and to conduct its business as now, heretofore and proposed to be conducted; (iv) has all licenses, permits, consents or approvals from or by, and has made all filings with, and has given all notices to, all Governmental Entities having jurisdiction, to the extent required for such ownership, operation and conduct, except where the failure to do so, individually or in the aggregate, would not have a Material Adverse Effect; (v) is in compliance with its charter and by-laws; and (vi) is in compliance with all applicable provisions of law (including, without limitation, the Communications Act), except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

                  (b) Corporate Power, Authorization, Enforceable Obligations. The execution, delivery and performance by the Investor of this Agreement and the Ancillary Documents to which it is a party, and its obligations hereunder and thereunder: (i) are within its corporate power; (ii) have been duly authorized by all necessary or proper corporate and shareholder action; (iii) do not contravene any provision of its charter or bylaws; (iv) do not violate any law or regulation, or any order or decree of any court or Governmental Entity applicable to it; (v) do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any material indenture, mortgage, deed of trust, lease, agreement or other instrument to which the Investor is a party or by which the Investor or any of its property is bound; (vi) do not result in the creation or imposition of any material Lien upon any of the property of the Investor; and (vii) do not require the consent or approval of any Governmental Entity or any other Person, except (A) the filing of all notices, reports and other documents required by, and the expiration of all waiting periods under, the HSR Act and the rules and regulations promulgated by the FCC, (B) such filings as may be required under the blue sky laws of the various states, (C) the filing of the Certificate of Designation with the Secretary of State of the State of Delaware, and (D) such consents or approvals which are immaterial to the business, operations or financial position of the Investor. This Agreement is, and on or prior to the Closing Date, each of the Ancillary Documents will be, duly executed and delivered by the Investor and this Agreement and each such Ancillary Document shall then constitute a legal, valid and binding obligation of the Investor enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditor's rights generally and subject to the availability of equitable remedies.

                  (c) No Litigation. There is no Litigation affecting the Investor which challenges the Investor's right or power to enter into or perform any of its obligations under this Agreement or the Ancillary Documents to which it is a party, or the validity or enforceability of this Agreement or any Ancillary Documents or any action taken hereunder or thereunder.

                  (d) Securities Act. The Investor (i) is acquiring the Securities solely for its own account for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act; (ii) has had the opportunity to ask questions of the officers and directors of, and has had access to financial and other information concerning, the Company and the Securities; (iii) has received and reviewed the SEC Documents, including the Financial Statements; (iv) is an "accredited investor" as defined in Rule 501(a) under the Securities Act; (iv) has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the investment in the Company and the Securities; (v) has so evaluated the merits and risks of such investment; (vi) is able to bear the economic risk of such investment; and (vii) is able to afford a complete loss of such investment.

                  (e) Investor Stations. Set forth on Schedule 3.2(e) is (i) a complete list of all the television stations owned by the Investor or its Subsidiaries and (ii) a complete list of all television stations operated by the Investor or its Subsidiaries pursuant to a local management agreement or similar arrangement.

                  f) Brokers and Finders. The Investor has not utilized any broker, finder, placement agent or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated hereby or by the Ancillary Documents.



                                    ARTICLE 4

                               Conduct of Business

                  Section IV.1 Conduct of the Business. The Company shall not take nor permit any Company Subsidiary, or officer or director to take, any of the following actions without the prior consent of the Investor or a permitted transferee of the Investor Rights under the Stockholder Agreement:

                  (a) approval, not to be unreasonably withheld, of (i) a Budget, (ii) any expenditures that materially exceed budgeted amounts or (iii) any amendments to a Budget; provided, however, that for any Budget after the Budget for the calendar year 2000, the Investor shall withhold its approval of any proposed Budget by identifying those items of the proposed Budget which are not approved and providing in writing to the Company the Investor's basis for withholding such approval and, in such event, the portions of such proposed Budget which are not identified as unapproved, shall be deemed to be approved under this
         Section 4.1(a).

                  (b) any programming acquisition, development of a new program or series or acquisition of any package of programming, in each case at the Network and Same Market Station levels only, that constitutes greater than five (5) hours of the Network's or Same Market Station's, as the case may be, broadcast time in any given season, except for (i) acquisitions or developments specifically approved by the Board of Directors and the Investor in a Budget in accordance with clause (a) above and (ii) reasonable reorders or renewals of programming pursuant to programming agreements in effect as of the date hereof or subsequently approved by the Investor;

                  (c) any use of, or any transaction, agreement, business or venture intended to exploit, the Company's digital broadcast spectrum on a national or regional basis (i.e., other than individual station uses of digital spectrum);

                  (d) any transaction, agreement or business arrangement with ValueVision International Inc., or involving any of its assets;

                  (e) any material amendment of the Company's certificate of incorporation or by-laws;

                  (f) sale, lease, assignment or other disposition of (x) more than 50% of the stock of any Company Subsidiary that owns the primary operating assets of, or any FCC license of, a Company Station or (y) the primary operating assets of, or a FCC license of, a Company Station (each a "Station Transfer"), in each case, if (i) such Company Station is located in any of the 20 largest DMA's served by Company Stations as of the date of such disposition or (ii) such disposition would result in the Company's Network National Coverage being less than 70%;

                  (g) (i) any sale, transfer, assignment or other disposition of assets involving, together with all other dispositions of assets during any 12-month period, assets with a fair market value greater than 20% of the book value of the Company's consolidated assets reflected on the balance sheet most recently filed with the SEC, (ii) any acquisition of assets, including pursuant to a merger, consolidation or other business combination, if the consideration payable for such assets in any single transaction exceeds 5% of the book value of the Company's consolidated assets reflected on the balance sheet most recently filed with the SEC or if the aggregate consideration payable for such transaction, together with the consideration paid for all such acquisitions in any 12-month period exceeds 10% of the book value of the Company's consolidated assets reflected on the balance sheet most recently filed with the SEC (excluding, in each case, transactions involving the issuance of capital stock of the Company that have been approved pursuant to this Section 4.1 and transactions set forth on Schedule 4.1(g) attached hereto), or (iii) any merger or business combination transaction where the Company is not the surviving entity or where there is a Change of Control; provided that the prior consent of the Investor shall not be required with respect to any transaction conducted during any Default Redemption Period if such transaction is structured to ensure that the Investor receives the full Default Redemption Price for its redeemed Shares or Conversion Shares;

                  (h) issuance or sale of any capital stock of the Company or any option, warrants or other rights to acquire capital stock of the Company (including instruments convertible into capital stock), other than (i) Options issued under the Company's stock option plans identified under "Plan Options" on Schedule 3.1(c)(i) and common stock issued on exercise thereof or on exercise of the other Options identified under "Non-Plan Options" on Schedule 3.1(c)(i), (ii) reasonable and customary stock options issued pursuant to an employee stock option plan approved by the Company's Board of Directors and, as necessary or advisable, the stockholders of the Company and common stock issued on exercise thereof, (iii) preferred stock issued as paid-in-kind dividends in accordance with the terms and conditions of the Existing Preferred Stock, (iv) Common Stock issued upon conversion of convertible preferred securities outstanding as of the date hereof,
         (v) Common Stock issued in connection with the asset acquisitions that are listed on Schedule 4.1(g) attached hereto (up to the number of shares set forth in such Schedule and without duplication of issuances under clause (i) above), (vi) capital stock issued in connection with the satisfaction in full of the Company's redemption obligation set forth in Sections 9.1 or 9.2 or the simultaneous satisfaction of the Company's obligation under Section 9.5 and (vii) the issuance of non-convertible preferred stock of the Company issued to fund the redemption of Existing Preferred Stock with substantially similar terms as the Existing Preferred Stock so redeemed; provided that the number of shares of capital stock issued or issuable pursuant to clauses (i),
         (ii) and (v) shall not exceed 18,382,660 shares;

                  (i) split, combine or reclassify any of its capital stock in any manner adverse to the Investor;

                  j) entering into any agreement or transaction or a series of related agreements or transactions with a Paxson Stockholder or an Affiliate of a Paxson Stockholder or of the Company or a family member of a Paxson Stockholder, which (i) is not on an arm's length basis or
         (ii) involves an amount in excess of $100,000;

                  (k) entering into any employment, compensation or other agreement with an employee or director of the Company or any of its Subsidiaries (other than station managers) that (i) becomes effective after January 1, 2001, (ii) provides for cash compensation (excluding bonus) reasonably expected to be in excess of $400,000 per year or
         (iii) has longer than a three-year term; provided that no consent of the Investor shall be required for an employment agreement between the Company and Paxson on terms not materially different from those terms provided to the Investor in writing prior to the date hereof;

                  (l) any increase in the size of the Company's Board of Directors other than an increase as a result of a Voting Rights Triggering Event (as defined in the certificates of designation relating to the Company's Existing Preferred Stock outstanding on the date hereof) of up to two additional directors;

                  (m) any voluntary bankruptcy or winding up of the Company or filing for protection under any Bankruptcy Law; or

                  (n) entering into any joint sales, joint services, time brokerage, local marketing or similar agreement or arrangement (other than agreements or arrangements that may be terminated at no cost to the Company upon six month notice), but only if after entering into such agreement or arrangement, Company Stations representing 20% or more of the Company's National Coverage would be subject to such agreements or arrangements.

If any member of the Board of Directors, who was a NBC Nominee, votes in such capacity to approve any matter set forth in Section 4.1 that requires the consent of the Investor, the Investor shall be deemed to have consented to such matter for purposes of this Section 4.1. Notwithstanding the foregoing, the parties agree that there is no expressed or implied agreement to elect any NBC Nominee to the Board of Directors of the Company.



                                    ARTICLE V

                                Other Agreements

                  Section V.1 Public Statements. Before any party or any Affiliate of such party shall release any information concerning this Agreement or the Ancillary Documents or the matters contemplated hereby or thereby which is intended for or can reasonably be expected to result in public dissemination, such party shall cooperate with the other party, shall furnish drafts of all documents or proposed oral statements to the other party, provide the other party the opportunity to review and comment upon any such documents or statements and shall not release or permit release of any such information without the consent of the other party, except to the extent required by applicable law or the rules of any securities exchange or automated quotation system on which its securities or those of its Affiliate are traded.

                  Section V.2 Reasonable Commercial Efforts. Subject to the terms and conditions provided in this Agreement, each party shall use reasonable commercial efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement; provided that notwithstanding anything to the contrary in this Agreement, no party nor any of their Affiliates shall be required to make any disposition of, or enter into any agreement to hold separate, any Subsidiary, asset or business, and no party hereto nor any of their Affiliates shall be required to make any payment of money nor shall any party or its Affiliates be required to comply with any condition or undertaking or take any action which, individually or in the aggregate, would materially adversely affect the economic benefits to such party of the transactions contemplated hereby and by the Ancillary Documents, taken as a whole, or materially adversely affect any other business of such party or its Affiliates.

            Section V.3 Government Filings. (a) Each of the Company and the Investor will make as promptly as practicable, after notice to such effect by the Investor to the Company, all filings required to be made, if any, by it under the HSR Act with regard to the transactions which are the subject of this Agreement and the Ancillary Documents (including without limitation the conversion of the Shares, the exercise of the Warrants, the purchase of shares pursuant to the Call Agreement and the holding of the Underlying Shares) and each of them will take all reasonable steps within its control (including providing information to the Federal Trade Commission and the Department of Justice) to cause the waiting periods required by the HSR Act to be terminated or to expire as promptly as practicable. The Company and the Investor will each provide information and cooperate in all other respects to assist the other of them in making its filings under the HSR Act.

                  (b) Each of the Company and the Investor will make as promptly as practicable after notice to such effect by the Investor to the Company, all filings required to be made, if any, by it under the Communications Act or the rules and regulations related thereto with regard to the transactions which are subject of this Agreement and the Ancillary Documents (including without limitation the conversion of the Shares, the exercise of the Warrants, the purchase of shares pursuant to the Call Agreement and the holding of the Underlying Shares) and each of them will take all reasonable steps within its control (including providing information to the FCC) to obtain any required consents or approvals as promptly as practicable. The Company and the Investor will each provide information and cooperate in all other respects to assist the other of them in making its filings under the Communications Act.

                  (c) At any time that the Investor, either by reason of its holding an attributable interest in the Company within the meaning of 47 C.F.R. ss.73.3555 of the rules of the FCC (including any successor rule), or for any other reason may be reported as a party to any or all applications of the Company subsequently filed with the FCC, the Investor will cooperate fully with the Company to have the qualifications of the Investor to hold an interest with the Company passed upon by the FCC in an application submitted by the Company at the earliest practicable opportunity.

                  Section V.4 Reservation of Shares. The Company agrees to keep reserved for issuance at all times prior to conversion of the Shares and the exercise of the Warrants the aggregate number of Underlying Shares issuable upon conversion of the Shares and the exercise of the Warrants.

                  Section V.5 Notification of Certain Matters. Each party to this Agreement shall give prompt notice to the other party of any failure of any party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not limit or otherwise affect any remedies available to the party receiving such notice. No disclosure by any party pursuant to this Section 5.5, however, shall be deemed to amend or supplement the disclosures set forth on the Schedules to Article III or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

                  Section V.6 Further Assurances. Each party shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby, including, without limitation, making application as soon as practicable for all consents and approvals required in connection with the transactions contemplated hereby and diligently pursuing the receipt of such consents and approvals in good faith.

                  Section V.7 Company Stockholder Meetings. At the first annual meeting of the stockholders of the Company occurring after the Closing, and in any event no later than May 15, 2000, the Company will seek stockholder approval of (i) an amendment to the Company's certificate of incorporation providing for three-year staggered terms of the members of the Board of Directors; (ii) the election of directors for staggered terms; (iii) the issuance of the Underlying Shares if and to the extent required to satisfy conditions to the listing thereof under applicable rules of the American Stock Exchange, if necessary;
(iv) an amendment to the certificate of incorporation of the Company to provide for a new series of non-voting common stock such that in the event that the Investor, in its sole discretion, determines that the Communications Act prevents the Investor from holding Class A Common Stock upon conversion of the Shares, the Investor will have the option to acquire such new series of non-voting common stock in place of Class A Common Stock; and (v) any other matters necessary to consummate the transactions contemplated by this Agreement and the Ancillary Documents. The Investor intends to nominate three directors for the class of directors with initial terms of three years for election at such annual stockholder meeting.

                  Section V.8 Access to Information. Subject to applicable laws, the Company shall, and shall cause the Company Subsidiaries to, afford the officers, employees, auditors and other agents of the Investor reasonable access during normal business hours to their officers, employees, properties, offices, plants and other facilities, and contracts, commitments, books and records relating thereto, and shall furnish such Persons all such documents and such financial, operating and other data and information regarding such businesses and Persons that are in the possession of such Person as the Investor through its officers, employees or agents may from time to time reasonably request. All such information will be provided subject to the terms of the confidentiality agreement dated May 12, 1999 between the Company and the Investor.


                                    ARTICLE VI

                       Affirmative and Negative Covenants

                  Section VI.1 Maintenance of Existence and Property; FCC Licenses. The Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and its rights and franchises material to its business. The Company and each Company Subsidiary shall maintain in good repair, working order and condition all of the properties that are material to the Company and the Company Subsidiaries, taken as a whole, used or useful in the business of such Person and from time to time will make or cause to be made all appropriate (as reasonably determined by such Person) repairs, renewals and replacements thereof. The Company shall, and shall cause each Company Subsidiary to, use its best efforts to keep in full force and effect all of its material FCC Licenses and shall provide the Investor with a copy of any (or, in the event of any notice based on knowledge of such Person, a brief description of such default and the basis of such knowledge) notice from the FCC of any violation with respect to any material FCC License received by it (or with respect to which such Person may have any knowledge).

                  Section VI.2 Payment of Obligations. (a) Subject to Section 6.2(b), the Company shall pay and discharge or cause to be paid and discharged before any penalty accrues thereon all Taxes payable by it or any Company Subsidiary.

                  (b) The Company and each Company Subsidiary may in good faith contest, by appropriate proceedings, the validity or amount of any Taxes described in Section 6.2(a); provided that (i) adequate reserves with respect to such contest are maintained on the books of such Person, in accordance with GAAP and (ii) such Person shall promptly pay or discharge such contested Taxes and all additional charges, interest, penalties and expenses, if any, if such contest is terminated or discontinued adversely to such Person or the conditions set forth in this Section 6.2(b) are no longer met.

                  Section VI.3 Books and Records. The Company shall, and shall cause each Company Subsidiary to, keep adequate books and records with respect to its business activities in which proper entries, reflecting all financial transactions, are made in accordance with GAAP and on a basis consistent with the Financial Statements.

                  Section VI.4 Insurance. The Company shall, and shall cause each Company Subsidiary to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to its business and properties, including, without limitation, business interruption insurance, insurance on fixed assets and directors and officers' liability insurance, against loss or damage of the kinds customarily carried or maintained under similar circumstances by entities of established reputation engaged in similar businesses.

                  Section VI.5 Compliance with Laws, Etc. The Company shall, and shall cause each Company Subsidiary to, comply with all (i) federal, state, local and foreign laws and regulations applicable to it, including those relating to the Communications Act, ERISA and labor matters and Environmental Laws and Environmental Permits, except to the extent that any such non-compliance has not had and could not reasonably be expected to have a Material Adverse Effect and (ii) all provisions of all FCC licenses, certifications and permits, franchises, or other permits and authorizations relating to the operation of the Company's business and all other material agreements, licenses or leases to which it is a party or of which it is a beneficiary and suffer no loss or forfeiture thereof or thereunder, except to the extent that any such non-compliance or loss or forfeiture has not had and could not reasonably be expected to have a Material Adverse Effect.

                  Section VI.6 Environmental Matters. The Company shall, and shall cause each Company Subsidiary to, and shall cause each Person within its control to: (a) conduct its operations and keep and maintain its real estate in compliance with all Environmental Laws and Environmental Permits other than noncompliance which could not reasonably be expected to have a Material Adverse Effect; (b) implement any and all investigation, remediation, removal and response actions which are appropriate or necessary to comply with Environmental Laws and Environmental Permits pertaining to the presence, generation, treatment, storage, use, disposal, transportation or Release of any Hazardous Material on, at, in, under, above, to, from or about any of its real estate, except as could not reasonably be expected to have a Material Adverse Effect;
(c) notify the Investor promptly after such Person becomes aware of any violation of Environmental Laws or Environmental Permits or any Release on, at, in, under, above, to, from or about any of its real estate which is reasonably likely to have a Material Adverse Effect; and (d) promptly forward to the Investor a copy of any order, notice, request for information or any communication or report received by such Person in connection with any such violation or Release or any other matter relating to any Environmental Laws or Environmental Permits that could reasonably be expected to have a Material Adverse Effect, in each case whether or not the Environmental Protection Agency or any Governmental Entity has taken or threatened any action in connection with any such violation, Release or other matter.

                  Section VI.7 Capital Structure and Business. The Company shall not make any changes in any of its business objectives, purposes or operations which could reasonably be expected to have or result in a Material Adverse Effect.

                  Section VI.8 ERISA. The Company shall not, and shall not cause or permit any ERISA Affiliate to, cause or permit to occur an event which could result in the imposition of a Lien under Section 412 of the Code or Section 302 or 4068 of ERISA or cause or permit to occur an ERISA Event to the extent such ERISA Event could reasonably be expected to have a Material Adverse Effect.

                  Section VI.9 Hazardous Materials. The Company shall not, and shall not cause or permit any Company Subsidiary to cause or permit a Release of any Hazardous Material on, at, in, under, above, to, from or about any of its real estate where such Release would violate in any material respect, or form the basis for any material Environmental Liabilities under, any Environmental Laws or Environmental Permits.

                  Section VI.10 No Impairment of Intercompany Transfers. The Company shall not permit any Company Subsidiary to directly or indirectly enter into or become bound by any agreement, instrument, indenture or other obligation which could directly or indirectly restrict, prohibit or require the consent of any Person with respect to the payment of dividends or distributions or the making or repayment of intercompany loans by any Company Subsidiary to another Company Subsidiary or the Company.

                  Section VI.11 Limitation on Certain Asset Sales. The Company will not, and will not permit any Company Subsidiary to, consummate an Asset Sale unless (i) the Company or such Company Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof on the date the Company or the Company Subsidiary (as applicable) entered into the agreement to consummate such Asset Sale (as determined in good faith by the Company's Board of Directors, and evidenced by a resolution of the Board of Directors); (ii) not less than 75% of the consideration received by the Company or such Company Subsidiary, as the case may be, is in the form of cash or cash equivalents other than in the case where the Company is exchanging all or substantially all of the assets of one or more media properties operated by the Company (including by way of the transfer of capital stock) for all or substantially all of the assets (including by way of transfer of capital stock) constituting one or more media properties operated by another Person, provided that at least 75% of the consideration received by the Company in such exchange, other than the media properties, is in the form of cash or cash equivalents; and (iii) the proceeds of such Asset Sale received by the Company or such Company Subsidiary are applied first, to the extent the Company elects or is required, to prepay, repay or purchase debt under any then existing indebtedness of the Company or any Company Subsidiary within 180 days following the receipt of the proceeds of such Asset Sale from any Asset Sale and second, to the extent of the balance of the proceeds of such Asset Sale after application as described above, to the extent the Company elects, to make an Investment in assets (including capital stock or other securities purchased in connection with the acquisition of capital stock or property of another Person) used or useful in businesses similar or ancillary to the business of the Company or any Company Subsidiary as conducted at the time of such Asset Sale, provided that such investment occurs or the Company or any Company Subsidiary enters into contractual commitments to make such investment, subject only to customary conditions (other than the obtaining of financing), on or prior to the 181st day following receipt of the proceeds of such Asset Sale and the proceeds of such Asset Sale contractually committed are so applied within 360 days following the receipt of the proceeds of such Asset Sale.

                  Section vi.12 No Restrictive Covenants. The Company and each Company Subsidiary shall not enter into any agreement that would in any way restrict or limit the Company's ability to perform its obligations under Article IX.


                                   ARTICLE VII

                              Operating Agreements


                  Section VII.1 Affiliation Conversions.

                  (a) At any time on or before September 10, 2009, the Investor, in its sole discretion, may deliver a written notice (a "Conversion Request") to the Company requesting that the Company or the relevant Company Subsidiary convert any Company Station in a top fifty DMA (as determined at the time of such Conversion Request) to a NBC Television Network affiliate (each a "NBC Network Affiliate") in accordance with the terms and conditions of this Section
7.1 (an "Affiliation Conversion"). Upon receipt of any such Conversion Request, the Company agrees to effect, or cause such Company Subsidiary to effect, the Affiliation Conversion as promptly as practicable, and the Company and the Investor will commence to negotiate in good faith a mutually agreed upon NBC Television Network affiliation agreement for the Company Station, which shall
(i) not provide for any payment of compensation to the Company or the Company Station by the Investor or its NBC Network Affiliates, (ii) not allow the Company Station to preempt or otherwise refuse to clear any NBC Television Network programming provided under the affiliation agreement (subject only to preemptions pursuant to applicable FCC rules and regulations) and (iii) require payments by the Company or Company Subsidiary to the Investor for special events programming, with such payments calculated on the same terms as the terms generally applicable to NBC Network Affiliates who have such payment obligations (the "New Affiliation Agreement"). Except as set forth in clauses (i) through
(iii) above, a New Affiliation Agreement will otherwise include terms no less favorable to the Company Station than those provided to other NBC Network Affiliates in comparable DMAs as of the date of the Affiliation Conversion.

                  (b) Without limiting the generality of Section 7.1(a), any Affiliation Conversion will provide the Investor with the right to program the analog signal of such Company Station, as a NBC Network Affiliate, and, if such Company Station is capable of broadcasting in a digital format, so long as such format does not require more bandwidth than a "1080i" format, to broadcast the NBC Network signal in high definition television in any format ("HDTV"). To the extent the digital signal of the NBC Network, including any broadcast in HDTV, does not require the full digital capacity of the Company Station, the Company Station shall broadcast the NBC Network signal in HDTV, and shall have the right to continue to use the remaining digital programming capacity.

                  (c) In connection with any Affiliation Conversion, the Investor and the Company will work together to provide the Network with a replacement Network affiliate, which may consist of carriage on Distribution Systems, within one year of the date of the Affiliation Conversion. The Investor will reimburse the Company for half of the costs actually incurred by the Company in obtaining such replacement coverage, as documented in writing to the Investor's reasonable satisfaction, but only to the extent such costs do not exceed the cost of obtaining reasonably comparable replacement coverage on Distribution Systems in the relevant market.

                  (d) Notwithstanding Section 7.1(a), the Company will not be obligated to effect an Affiliation Conversion if, immediately following and as a result of such conversion, the National Coverage of the Network would fall below 70%.

                  Section VII.2 Investor Right of First Refusal.

                  (a) If the Company or any Company Subsidiary at any time intends to effect a Station Transfer to any Person other than a wholly owned Company Subsidiary (a "Station Third Party"), the Company shall give written notice 90 days prior to the effectiveness of such Station Transfer (a "Station Offer Notice") to the Investor, stating the Company's intention to make such a Station Transfer, the name of the proposed Station Third Party, the assets or securities proposed to be transferred, the consideration to be paid for such assets or securities (the "Station Offer Price") and in reasonable detail all other material terms and conditions upon which such Station Transfer is proposed. Notwithstanding the foregoing, the Investor shall not be entitled to a right of first refusal with respect to the assets or securities of any Company Station that is not located in one of the fifty largest DMAs.

                  (b) Upon receipt of the Station Offer Notice, the Investor shall have an option to purchase all of the assets or securities proposed to be transferred at the Station Offer Price and on the other material terms and condition set forth in the Station Offer, which option may be exercised by written notice to the Company given within 60 days of the Investor's receipt of the Station Offer Notice. If any portion of the consideration to be paid by such Station Third Party is not cash, the Investor may pay in lieu of such non-cash consideration, cash equal to the fair market value thereof. The fair market value shall be determined by mutual agreement or if no such agreement shall be reached within ten days by the determination of an independent nationally recognized appraiser selected by the Company and reasonably acceptable to the Investor.

                  (c) If the Investor exercises its option pursuant to Section 7.2(b), the closing of such purchase shall take place within 30 days of the date the Investor gives notice of such exercise, except to the extent FCC approval is required or reasonably advisable for the transaction, in which case the closing shall take place as soon as practicable after receipt of final, non-appealable approval from the FCC.

                  (d) If the Investor determines not to exercise its option, then for a period of 60 days from the earlier of (i) the expiration of the offer to the Investor and (ii) the receipt of written notice from the Investor stating that the Investor does not intend to exercise its option, or for such longer period required or reasonably advisable for FCC approval, the Company shall be free to sell the proposed assets or securities to the Station Third Party at a price equal to or greater than the Station Offer Price and on substantially the same terms as set forth in the Station Offer Notice.

                  Section VII.3 Pre-empted NBC Network Shows.

                  (a) The Company agrees to broadcast Pre-empted Shows (as defined below), as offered by the Investor, on the Company Stations and, if permitted under existing Network affiliation agreements, the Company's non-owned affiliated stations, at the times and in the markets in which the shows are pre-empted by NBC Network Affiliates, so long as the shows do not contain excessive or gratuitous violence or explicit sex or foul language; provided, however, that (i) without the consent of the Company, such Pre-empted Shows may not account for more than thirty-five (35) Primetime Hours (as defined below) broadcast by any single Company Station for any twelve-month period or more than ten Primetime Hours in any quarter for any single Company Station, (ii) such pre-emptions shall require a minimum of three (3) weeks advance notice to the Company (or such greater advance notice period as is reasonably necessary to notify program guides and significant promotional parties in the Company Station's market) and (iii) the Company shall use all reasonable efforts to cause its non-owned affiliates to agree to broadcast Pre-empted Shows on the terms and conditions set forth in this Section 7.3. "Pre- empted Shows" means programming provided by the Investor to NBC Network Affiliates' stations and which any such affiliated station preempts or fails to clear or broadcast for any reason. "Primetime Hours" mean any of the time from 8:00 pm through 11:00 pm on Monday through Saturday, and from 7:00 p.m. through 11:00 p.m, Eastern Standard time, on Sunday, and the comparable periods in other United States time zones.

                  (b) The Company Stations will be entitled to sell all non-Network advertising inventory available to NBC Network Affiliates generally for the Pre-empted Shows; provided, however, that the Investor makes no guarantees as to the amount of local inventory that will be available for any given Pre-empted Show. In connection with a Company Station's broadcast of a Pre-empted Show, the Investor, following receipt of written documentation reasonably satisfactory to the Investor, will compensate the Company for the allocable amount of net revenues lost by the Company as a result of such broadcast, in an amount equal to (X) the average revenues allocable to, or actually generated by, as the case may be, such Company Station from the Network (determined as a proportion of such market's homes to the total network homes), national and local sales during such preempted time period for the prior six month period, less (Y) actual revenues collected by the Company, or the Investor for the benefit of the Company, as the case may be, from advertising sales in such market during local advertising inventory made available to the Company Station by the Investor during such Pre-empted Show.

                  Section VII.4 Network Facilities. The Investor and the Company will work together in good faith to explore the possibility of originating the Network signal from the Investor's broadcast facilities in New York; provided that in no event shall the Company be required to agree to any terms that would impose an economic hardship on the Company, taking into account the Company's need to be compensated for costs incurred in connection with the substitution of broadcast facilities.

                  Section VII.5 Advertising for Equity Transactions.

                  (a) The Investor will be the Company's exclusive third-party agent for negotiating and carrying out acquisitions of equity securities, including warrants, options and other rights to acquire equity securities ("New Media Equity"), of New Media Companies (as defined below) in exchange for the Company's network and local advertising inventory ("New Media Advertising"). A "New Media Company" is any Person a significant portion of whose business is involved in, dependent upon or conducted through the Internet, interactive television or any successor network or technologies. The Investor will have the sole discretion to structure any such investment as a direct investment by the Company (a "Direct Investment"), or an indirect investment in which the Investor first purchases the New Media Advertising from the Company at a deeply discounted rate that is nonetheless sufficient to satisfy the Company's outstanding debt and Preferred Stock covenants regarding restricted payments, and then uses such New Media Advertising to acquire New Media Equity (an "Indirect Investment"). The Investor will receive a commission equal to 20% of any New Media Equity acquired by the Company, in the case of a Direct Investment, and 33% of any New Media Equity, in the case of an Indirect Investment. Unless otherwise agreed by the Investor and the Company, all New Media Advertising will be sold to New Media Companies at a price equal to 80% of the Company's standard rate card for such advertising.

                  (b) All transactions negotiated and/or carried out by the Investor pursuant to Section 7.5(a) will be subject to approval by the Company's Board of Directors. Without the prior written consent of the Company, the Investor shall not use more than $25 million per year of New Media Advertising (calculated at 80% of the standard rate card) for purposes of carrying out the transactions described in subsection 7.5(a).


                                    ARTICLE VIII

                              Deliveries at Closing

                  Section VIII.1 Deliveries at Closing. Simultaneously with the execution and delivery of this Agreement and the Closing:

                  (a) Stockholder Agreement. The Stockholder Agreement shall have been duly executed and delivered by the parties referred to therein.

                  (b) Registration Rights Agreement. The Registration Rights Agreement shall have been duly executed and delivered by the parties referred to therein.

                  (c) Certificate of Designation. The Certificate of Designation shall have been duly filed with the Secretary of State of the State of Delaware.

                  (d) Call Agreement. The Call Agreement shall have been duly executed and delivered by the parties referred to therein.

                  (e) Time Brokerage Agreements. The Time Brokerage Agreements shall have been duly executed by the parties referred to therein.

                  (f) Legal Opinion. The Investor shall have received from counsel for the Company, opinions substantially in the form of Exhibit G-1 and G-2 attached hereto, addressed to the Investor.

                  (g) Letter Agreements. The Letter Agreements shall have been duly executed by the parties referred to therein.

                  (h) CNI Agreement. The Master Agreement For Overnight Programming, Use of Digital Capacity and Public Interest Programing, dated September 10, 1999, by and between The Christian Network, Inc. and Paxson Communications Corporation shall have been duly executed and delivered by the parties thereto.


                                   ARTICLE IX

                                   Redemption

                  Section IX.1 Basic Redemption. (a) (i) At any time there is a final decision adopted by the full FCC, with respect to which no timely petition for reconsideration is pending before the FCC, to the effect that the Investor's investment in the Shares and acquisition of the other rights set forth in this Agreement and the Ancillary Documents (without giving effect to any acquisition of any other capital stock of the Company) is attributable (as defined by the
FCC) to the Investor or (ii) beginning with the third anniversary of the Closing and on each anniversary thereafter, then, in each case, the Investor, at its sole option, will have a period of 60 days during which to demand redemption, by payment in cash, of all or any portion of the Shares at a price per share equal to the Original Issue Price plus any accrued and unpaid dividends through and including the date of redemption (the "Par Value Price").

                  (b) The Company or its assignee pursuant to Section 9.3 will have a period of one year (the "Involuntary Redemption Period") from the date of any such demand to consummate the redemption; provided that if at any time during such one-year period, the Company's outstanding debt and preferred stock covenants do not prohibit a redemption and the Company has funds on hand to consummate such redemption, then the Company or its assignee shall consummate such redemption at such time. Notwithstanding the foregoing, in the event the Company assigns its redemption obligation to a third party pursuant to Section 9.3, then the Involuntary Redemption Period shall terminate on the earlier of
(i) one year from the date of such demand to consummate the redemption and (ii) 30 days after such assignment.

                  (c) The Investor shall not exercise any Warrants or the Call Right during any Involuntary Redemption Period.

                  Section IX.2 Default Redemption. (a) In the event that an Event of Default occurs, then the Investor will have the right to require the Company to redeem, by payment in cash, any Shares or Conversion Shares at a price equal to the Default Redemption Price by delivering notice to the Company (the "Notice of Default Redemption") within 30 days of written notice by the Company to the Investor of an Event of Default or written notice by the Investor to the Company of an Event of Default.

                  (b) The Company or its assignee pursuant to Section 9.3 will have a period of 180 days (the "Default Redemption Period") from the date of any such demand to consummate the redemption; provided that if at any time during such 180-day period, the Company's outstanding debt and preferred stock covenants do not prohibit a redemption and the Company has funds on hand to consummate such redemption, then the Company or its assignee shall consummate such redemption at such time. Notwithstanding the foregoing, in the event the Company assigns its redemption obligation to a third party pursuant to Section 9.3, then the Default Redemption Period shall terminate on the earlier of (i) 180 days from the date of such demand to consummate the redemption and (ii) 30 days after such assignment.

                  (c) The Investor shall not exercise any Warrants or the Call Right during any Default Redemption Period.

                  Section IX.3 Assignment of Redemption Obligation. The Company may assign its redemption obligation under Sections 9.1 and 9.2 to a third party. The Company shall provide the Investor with notice at least 30 days prior to any proposed assignment of its redemption obligation to a third party; provided that if it is not possible to provide notice 30 days prior to such assignment, the Company shall provide such notice as soon as possible.

                  Section IX.4 Failure to Redeem. (a) In the event the Company or its assignee, as the case may be, does not consummate a redemption pursuant to Section 9.1(a)(i) during the Involuntary Redemption Period, then the Investor may sell the Shares, the Warrants, the Underlying Shares, Call Shares and the Call Right and transfer the related rights under this Agreement, the Stockholder Agreement and the Registration Rights Agreement to any party without regard to the restrictions on transferability set forth therein, including any right of first refusal, tag along right or consent right; provided that the mandatory time periods within which the Warrants or the Call Right must be exercised shall still apply following such transfer and, provided further, that the transfer of the Investor Rights shall be subject to the transferee acquiring the Minimum Investment (an "Unrestricted Transfer").

                  (b) In the event the Company or its assignee, as the case may be, does not consummate a redemption pursuant to Section 9.1(a)(ii) during the Involuntary Redemption Period, then the Investor may effect an Unrestricted Transfer except that such Transfer shall be subject to the tag along provisions in Section 4.1(d) of the Stockholder Agreement.

                  (c) In the event the Company or its assignee, as the case may be, does not consummate a redemption pursuant to Section 9.2 during the Default Redemption Period, then, for a period of 180 days after the expiration of the Default Redemption Period (the "Investor Recourse Period"), the Investor, in its sole discretion, shall have the right to effect an Unrestricted Transfer or an Accelerated Buyout. If, at the end of the Investor Recourse Period, the Investor has not effected either an Unrestricted Transfer or Accelerated Buyout, then the Company shall have a 30-day period during which to effect a redemption at the Default Redemption Price. If the Company does not effect redemption during such period, then the Investor shall have the right to effect a Company Sale pursuant to Section 9.5.

                  Section IX.5 Company Sale. (a) If the Company fails to effect a redemption as set forth in Section 9.4(c), the Investor may require the Company to effect, at the Company's option, either a public sale or a liquidation of the Company (a "Company Sale"), exercisable by written notice to the Company. If the Investor exercises such right, any NBC Nominees who have been elected to the Board shall immediately resign as directors. The Investor will retain the rights to participate as a bidder in any such sale; provided that if the highest bid in any such public sale is not in an amount sufficient to pay the Investor the Default Redemption Price for all the Shares and Conversion Shares held by the Investor, the Investor will have a right of first refusal to purchase the Company for such highest bid amount. The Company shall be required to accept any offer it receives which provides for payment to the Investor of the full Default Redemption Price for all Shares and Conversion Shares held by the Investor; provided that if the Company receives more than one such offer, the Company shall have the right to determine which offer to accept.

                  (b) The Investor shall not exercise any Warrants or the Call during the period from the commencement of a process by which the Company intends to effect a Company Sale through the earlier of (i) the consummation of a Company Sale or (ii) the date on which the Company abandons its efforts to effect a Company Sale.

                                    ARTICLE X

                                  Miscellaneous

                  Section X.1 Survival of Representations and Warranties. All representations and warranties made herein or in any certificates delivered in connection with the Closing shall survive for a period of three years after the Closing, provided, however, that (a) the Surviving Representations and Warranties shall not terminate pursuant to this Section 10.1 and shall continue to survive indefinitely and (b) the representations and warranties in Section 3.1(j) shall survive until 30 days after the expiration of the applicable statute of limitations relating to the taxes or other matters covered.

                  Section X.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered personally, by telecopier or sent by overnight courier as follows:

                  (a)       If to the Investor, to:

                           National Broadcasting Company, Inc.
                           30 Rockefeller Plaza
                           New York, New York 10112
                           Attention: General Counsel
                           Fax: 212-664-2648

                           with copies to:

                           Simpson Thacher & Bartlett
                           425 Lexington Avenue
                           New York, New York 10017
                           Attention: John W. Carr
                           Fax: (212) 455-2502

                  (b)  If to the Company, to:

                           Paxson Communications Corporation
                           601 Clearwater Park Road
                           West Palm Beach, Florida 33401
                           Attention: Chief Executive Officer
                           Fax: 561-655-9424

                           with copies to:

                           Paxson Communications Corporation
                           601 Clearwater Park Road
                           West Palm Beach, Florida 33401
                           Attention:  General Counsel
                           Fax:  561-655-4754

or to such other address or addresses as shall be designated in writing. All notices shall be effective when received.

                  Section X.3 Entire Agreement; Amendment. This Agreement, the Ancillary Documents and the documents described herein and therein or attached or delivered pursuant hereto or thereto set forth the entire agreement between the parties hereto with respect to the transactions contemplated by this Agreement. The letter agreement, dated as of August 12, 1999 is hereby terminated and of no further force or effect. Any provision of this Agreement may be amended or modified in whole or in part at any time by an agreement in writing between the parties hereto executed in the same manner as this Agreement. No failure on the part of any party to exercise, and no delay in exercising, any right shall operate as a waiver thereof nor shall any single or partial exercise by any party of any right preclude any other or future exercise thereof or the exercise of any other right.

                  Section X.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same document.

                  SECTION X.5 GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED AND PERFORMED WITHIN SUCH STATE, AND EACH PARTY HEREBY SUBMITS TO THE JURISDICTION OF ANY STATE OR U.S. FEDERAL COURT SITTING WITHIN THE COUNTY OF NEW YORK. THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT.

                  Section X.6 Fees and Expenses. Each party shall bear its own costs and expenses incurred in connection with this Agreement and the Ancillary Documents and the transactions contemplated hereby, including the fees and expenses of their respective accountants and counsel.

                  Section X.7 Indemnification by the Company. (a) Subject to the provisions of Section 10.7(b), the Company agrees to indemnify and save harmless the Investor and each of the respective officers, directors, employees, agents and Affiliates of the Investor in their respective capacities as such (the "Investor Indemnitees"), from and against any and all actions, suits, claims, proceedings, costs, damages, judgments, amounts paid in settlement (subject to Section 10.7(b)) and expenses (including, without limitation, reasonable attorneys' fees and disbursements)(collectively, "Losses"), suffered or incurred by any of them relating to or arising out of any inaccuracy in or breach of the representations, warranties, covenants or agreements made by the Company herein. No payment for Investor's Losses shall be required except to the extent that the cumulative aggregate amount of such Losses equals or exceeds $1,000,000. The Company's liability to the Investor under this Section 10.7 shall not exceed the Purchase Price.

                  (b) An Investor Indemnitee shall give written notice to the Company of any claim with respect to which it seeks indemnification promptly after the discovery by such party of any matters giving rise to a claim for indemnification; provided that the failure of any Investor Indemnitee to give notice as provided herein shall not relieve the Company of its obligations under this Section 10.7 unless and to the extent that the Company shall have been materially prejudiced by the failure of such Investor Indemnitee to so notify the Company. In case any such action, suit, claim or proceeding is brought against an Investor Indemnitee, the Company shall be entitled to participate in the defense thereof and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to the Investor, and after notice from the Company of its election so to assume the defense thereof, the Company will not be liable to such Investor Indemnitee under this Section 10.7 for any legal or other expense subsequently incurred by such Investor Indemnitee in connection with the defense thereof; provided, however, that (i) if the Company shall elect not to assume the defense of such claim or action or (ii) if outside legal counsel to the Investor Indemnitee reasonably determines that there may be a conflict between the positions of the Company and of the Investor Indemnitee in defending such claim or action, then separate counsel shall be entitled to participate in the conduct of the defense, and the Company shall be liable for any legal or other expenses reasonably incurred by the Investor Indemnitee in connection with the defense (but only with respect to one such separate counsel). The Company shall not be liable for any settlement of any action, suit, claim or proceeding effected without its written consent; provided, however, that the Company shall not unreasonably withhold, delay or condition its consent. The Company further agrees that it will not, without the Investor Indemnitee's prior written consent (which consent shall not be unreasonably withheld), settle or compromise any claim or consent to entry of any judgment in respect thereof in any pending or threatened action, suit, claim or proceeding in respect of which indemnification may be sought hereunder unless such settlement or compromise includes an unconditional release of the Investor and each other Investor Indemnitee from all liability arising out of such action, suit, claim or proceeding.

                  Section X.8 Successors and Assigns; Third Party
Beneficiaries. Subject to applicable law and the following sentence, the Investor may assign its rights under this Agreement in whole or in part only to any Affiliate of the Investor, but no such assignment shall relieve the Investor of its obligations hereunder. The Investor shall not assign any rights under this Agreement to any other Person unless such Person expressly assumes pursuant to a document in form and substance reasonably satisfactory to the Company all of the obligations of the Investor associated with the rights proposed to be assigned. The Company may not assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of the Investor. Any purported assignment in violation of this Section shall be void. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any Person other than the parties hereto and their respective successors, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and their respective successors, and for the benefit of no other Person.

                  Section X.9 Arbitration. Any controversy, dispute or claim arising out of, in connection with or in relation to the interpretation, performance or breach of this Agreement, shall be determined, at the request of any party, by arbitration in a city mutually agreeable to the parties to such controversy, dispute or claim, or, failing such agreement, in New York, New York, before and in accordance with the then-existing Rules for Commercial Arbitration of the American Arbitration Association, and any judgment or award rendered by the arbitrator will be final, binding and unappealable and judgment may be entered by any state or Federal court having jurisdiction thereof. The pre-trial discovery procedures of the Federal Rules of Civil Procedure shall apply to any arbitration under this Section 10.9. Any controversy concerning whether a dispute is an arbitrable dispute or as to the interpretation or enforceability of this Section 10.9 shall be determined by the arbitrator. The arbitrator shall be a retired or former United States District Judge or other person acceptable to each of the parties, provided such individual has substantial professional experience with regard to corporate or partnership legal matters. The parties intend that this agreement to arbitrate be valid, enforceable and irrevocable.

                  Section X.10 Remedies. No right, power or remedy conferred upon the Investor in this Agreement or the Ancillary Documents shall be exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy whether conferred in this Agreement or the Ancillary Documents or now or hereafter available at law or in equity or by statute or otherwise. No course of dealing between the Investor and the Company and no delay in exercising any right, power or remedy conferred in this Agreement or now or hereafter existing at law or in equity or by statute or otherwise shall operate as a waiver or otherwise prejudice any such right, power or remedy. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement or the Ancillary Documents was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or the Ancillary Documents and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

                  Section X.11 Headings, Captions and Table of Contents. The section headings, captions and table of contents contained in this Agreement are for reference purposes only, are not part of this Agreement and shall not affect the meaning or interpretation of this Agreement.

                  Section X.12 Termination. Sections 4.1, 5.5, 5.7 and 5.8 and
Article VI (other than Section 6.12) of this Agreement shall terminate if neither (i) the Investor (together with its Affiliates) owns at least the Minimum Investment nor (ii) a transferee of the Investor to whom the Investor Rights were transferred in accordance with the Stockholder Agreement owns at least the Minimum Investment. Article VII of this Agreement shall terminate if the Investor (together with its Affiliates) does not own at least the Minimum Investment. This Agreement shall terminate in its entirety upon the earlier of
(i) the Investor acquiring shares of capital stock that provide it with the unfettered right to vote a sufficient number of Voting Shares to elect a majority of the members of the Board of Directors or (ii) the tenth anniversary of the date hereof.



         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                        PAXSON COMMUNICATIONS CORPORATION


                        By:       /s/ Lowell W. Paxson
                        Name: Lowell W. Paxson
                        Title: Chairman of the Board


                        NATIONAL BROADCASTING COMPANY, INC.


                        By:       /s/ Thomas A. Rogers
                        Name:   Thomas A. Rogers
                        Title: Executive Vice President

Exhibit 3












                              STOCKHOLDER AGREEMENT

                         dated as of September 15, 1999

                                      among

                       PAXSON COMMUNICATIONS CORPORATION,

                      NATIONAL BROADCASTING COMPANY, INC.,

                              MR. LOWELL W. PAXSON,

                   SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP

                                       and

                            PAXSON ENTERPRISES, INC.

                                TABLE OF CONTENTS

                                    Page


ARTICLE I   CERTAIN DEFINITIONS                                               1
      Section 1.1 Definitions                                                 1

ARTICLE II  Certain Investor Rights                                           9
      Section 2.1 Board of Directors.                                         9
      Section 2.2 Reimbursement of Expenses; Attendance at Board Meetings;
         Indemnification                                                      10

ARTICLE III  Certain Agreements                                               10
      Section 3.1 Financial Statements and Other Reports                      10
      Section 3.2 Certain Other Matters                                       14
      Section 3.3 Agreement to Vote Stock                                     15
      Section 3.4 Company Sale                                                15

ARTICLE IV  Transfer Restrictions                                             16
      Section 4.1 Investor Restrictions                                       16
      Section 4.2 Paxson Stockholder Restrictions                             19
      Section 4.3 Certain Transfer                                            22
      Section 4.4 Legends                                                     22

ARTICLE V Representations and Warranties                                      23
      Section 5.1 Representations of the Company                              23
      Section 5.2 Representations of the Investor                             24
      Section 5.3 Representations of the Paxson Stockholders                  26

ARTICLE VI  Miscellaneous                                                     27
      Section 6.1 Notices                                                     27
      Section 6.2 Entire Agreement; Amendment                                 28
      Section 6.3 Severability                                                28
      Section 6.4 Counterparts                                                28
      Section 6.5 Governing Law; Jurisdiction; Waiver of Jury Trial           29
      Section 6.6 Successors and Assigns; Third Party Beneficiaries           29
      Section 6.7 Arbitration                                                 29
      Section 6.8 Remedies                                                    30
      Section 6.9 Headings, Captions and Table of Contents                    30
      Section 6.10  Termination                                               30
      Section 6.11  Additional Paxson Stockholders                            30


EXHIBIT

Exhibit A  - Assumption Agreement

                              STOCKHOLDER AGREEMENT


                  STOCKHOLDER AGREEMENT, dated as of September 15, 1999, among PAXSON COMMUNICATIONS CORPORATION, a Delaware corporation (together with its successors, the "Company"), NATIONAL BROADCASTING COMPANY, INC., a Delaware corporation (together with its successors, "Investor") and Mr. LOWELL W. PAXSON, SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP, a Nevada limited partnership, and PAXSON ENTERPRISES, INC., a Nevada corporation (the "Paxson Stockholders").


                              W I T N E S S E T H :


                  WHEREAS, the Company and Investor have entered into an Investment Agreement, dated as of September 15, 1999 (the "Investment Agreement"), pursuant to which the Investor has agreed to purchase shares of Convertible Exchangeable Preferred Stock and warrants to purchase Common Stock of the Company; and

                  WHEREAS, as an integral part of the transactions contemplated by the Investment Agreement, the parties hereto deem it in their best interests and in the best interests of the Company to provide for certain matters with respect to the governance of the Company and desire to enter into this Agreement in order to effectuate that purpose.

                  NOW, THEREFORE, in consideration of the mutual agreements and understandings set forth herein, the parties hereto hereby agree as follows:

                                    ARTICLE I

                               CERTAIN DEFINITIONS

                  Section 1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

                  "Additional Offered Securities" shall have the meaning set forth in subsection 4.1(c).

         "Affiliate" shall mean, with respect to any Person, any other Person that controls, is controlled by, or is under common control with, such Person, including the executive officers and directors of such Person. As used in this definition, "control" (including its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

                  "Agreement" shall mean this Agreement, as from time to time amended, modified or supplemented.

                  "Ancillary Documents" shall mean the Certificate of Designation, the Warrants, the Call Agreement, the Stockholder Agreement, the Registration Rights Agreement, the Letter Agreements and the Time Brokerage Agreements.

                  "Beneficially Own" shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

                  "Board of Directors" shall mean the Board of Directors of the Company as from time to time constituted.

                  "Business Day" shall mean any day, other than a Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or obligated by law or executive order to close.

                  "Call Agreement" shall mean the Call Agreement, dated as of the date hereof, between the Investor and the Paxson Stockholders, as from time to time amended, modified or supplemented.

                  "Call Price" shall have the meaning set forth in the Call Agreement.

                  "Call Right" shall have the meaning set forth in Section 2.1 of the Call Agreement.

                  "Call Shares" shall mean the shares of Common Stock that are subject to purchase by the Investor under the Call Agreement.

                  "Certificate of Designation" shall mean the Certificate of Designation of the Preferred Stock of the Company, filed with the Secretary of State of the State of Delaware on or prior to the date hereof.

                  "Change of Control" shall mean, with respect to the Company,(i) any Person (including a Person's Affiliate), other than a Permitted Holder, Beneficially Owning 50% or more of the Total Voting Power, (ii) any Person (including a Person's Affiliate), other than a Permitted Holder, Beneficially Owning more than 33 1/3% of the Total Voting Power, and the Permitted Holders Beneficially Owning, in the aggregate, a lesser percentage of the Total Voting Power than such other Person and not having the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors, (iii) the consummation of a consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which the Common Stock is converted into cash, securities or other property, other than a consolidation or merger of the Company in which the holders of Common Stock of the Company outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the total voting power of the common stock of the surviving corporation immediately after such consolidation or merger, (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company has been approved by a majority of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the Board of Directors or (v) any "change of control" occurs (as defined at such time) with respect to any outstanding preferred stock or indebtedness of the Company.

                  "Class A Common Stock" shall mean the shares of Class A Common Stock, par value $0.001 per share, of the Company.

                  "Class B Common Stock" shall mean the shares of Class B Common Stock, par value $0.001 per share, of the Company.

                  "Common Stock" shall mean the Class A Common Stock, Class B Common Stock and Class C Common Stock, par value $0.001 per share, and any other class of common stock of the Company hereafter created and any securities of the Company into which such Common Stock may be reclassified, exchanged or converted.

                  "Communications Act" shall have the meaning set forth in the Investment Agreement.

                  "Company" shall have the meaning set forth in the preamble hereto.

                  "Company Sale" shall have the meaning set forth in the Investment Agreement.

                  "Conversion Shares" shall mean the 31,896,032 shares of Common Stock (subject to adjustment under the terms of the Certificate of Designation) that the Preferred Stock are convertible into in accordance with the terms and conditions set forth in the Certificate of Designation.

                  "DMA" shall have the meaning set forth in the Investment Agreement.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

                  "Existing Preferred Stock" shall have the meaning set forth in the Investment Agreement.

                  "FCC" shall mean the Federal Communications Commission and any successor governmental entity performing functions similar to those performed by the Federal Communications Commission on the date hereof.

                  "FCC Single Majority Stockholder" shall mean a Person who holds or has the right to vote shares of Voting Stock having more than 50% of the Total Voting Power of all of the outstanding Voting Stock and voting capital stock equivalents of the Company, whether such shares of Voting Stock are issued to such Person or such Person's Affiliate.

                  "GAAP" shall mean generally accepted accounting principles in the United States of America in effect from time to time.

                  "Governmental Entity" shall have the meaning set forth in the Investment Agreement.

                  "Investment Agreement" shall have the meaning set forth in the recitals hereto, as such agreement may from time to time be amended, modified or supplemented.

                  "Investor" shall have the meaning set forth in the preamble hereto.

                  "Investor Offer Notice" shall have the meaning set forth in subsection 4.1(a).

                  "Investor Offer Price" shall have the meaning set forth in subsection 4.1(a).

                  "Investor Offered Securities" shall have the meaning set forth in subsection 4.1(a).

                  "Investor Participant" shall have the meaning set forth in subsection 4.2(c).

                  "Investor Rights" shall mean the rights of the Investor set forth herein and in Article IV of the Investment Agreement.

                  "Investor Third Party" shall have the meaning set forth in subsection 4.1(a).

                  "Investor Transfer" shall have the meaning set forth in subsection 4.1(a).

                  "Lien" shall mean any mortgage, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or security agreement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement or any financing lease having substantially the same effect as any of the foregoing).

                  "Material Adverse Effect" shall mean a material adverse effect on (i) with respect to the Company, the business, assets, operations or financial or other condition of the Company and the Company Subsidiaries taken as a whole or (ii) with respect to any party to this Agreement or any Ancillary Document, the ability of such party to perform its obligations under this Agreement or any Ancillary Document to which it is a party.

                  "Minimum Investment" shall have the meaning set forth in the Investment Agreement.

                  "NBC Nominee" shall mean any individual nominated by the Investor for election to the Board of Directors, which individual shall not have an attributable interest in the Investor or any entity having an attributable interest in a broadcast license for purposes of the FCC, provided that notwithstanding the foregoing, the parties agree that there is no express or implied agreement that any NBC Nominee shall be elected to the Board of Directors.

                  "Observers" shall have the meaning set forth in subsection 2.1(a).

                  "Operating Rights" shall mean the rights of the Investor set forth in Article VII of the Investment Agreement or in any other agreement entered between the Investor and the Company which by its terms provides that it or any part thereof shall constitute Operating Rights for purposes of this definition. "Options" shall mean stock options to purchase Common Stock.

                  "Parent" shall have the meaning set forth in the Investment Agreement.

                  "Paxson" shall mean Mr. Lowell W. Paxson.

                  "Paxson Call Shares" shall have the meaning set forth in subsection 4.2(a).

                  "Paxson Estate Planning Affiliates" shall mean all limited partners of Second Crystal Diamond Limited Partnership, other than Paxson or Paxson Enterprises, Inc.

                  "Paxson Non-Estate Planning Affiliates" shall mean Affiliates (including family members) of Paxson other than the Paxson Estate Planning Affiliates who acquire shares of Common Stock from a Paxson Stockholder after the date hereof, and agree in writing to become subject to this Agreement, as a Paxson Stockholder.

                  "Paxson Offer Notice" shall have the meaning set forth in subsection 4.2(b).

                  "Paxson Offer Price" shall have the meaning set forth in subsection 4.2(b).

                  "Paxson Offered Securities" shall have the meaning set forth in subsection 4.2(b).

                  "Paxson Participant" shall have the meaning set forth in subsection 4.1(d).

                  "Paxson Shares" shall have the meaning set forth in subsection 5.3(c).

                  "Paxson Stockholders" shall have the meaning set forth in the preamble hereto and any other stockholders that become parties to this Agreement pursuant to Section 6.11 after the date hereof.

                  "Paxson Third Party" shall have the meaning set forth in subsection 4.2(b).

                  "Paxson Transfer" shall have the meaning set forth in subsection 4.2(b).

                  "Paxson Transferor" shall have the meaning set forth in subsection 4.2(b).

                  "Permitted Holders" shall mean, collectively, Paxson, his spouse, children or other lineal descendants (whether adoptive or biological) and any revocable or irrevocable inter vivos or testamentary trust or the probate estate of any such individual, so long as one or more of the foregoing individuals is the principal beneficiary of such trust or probate estate.

                  "Permitted Liens" shall have the meaning set forth in the Investment Agreement.

                  "Person" shall mean an individual, corporation, unincorporated association, partnership, group (as defined in subsection 13(d)(3) of the Exchange Act), trust, joint stock company, joint venture, business trust or unincorporated organization, limited liability company, any governmental entity or any other entity of whatever nature.

                  "Preferred Stock" shall mean the Convertible Exchangeable Preferred Stock, par value $0.001 per share, of the Company.

                  "Same Market Station" shall have the meaning set forth in the Investment Agreement.

                  "SEC" shall mean the United States Securities and Exchange Commission.

                  "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                  "Senior Subordinated Notes Indenture" shall have the meaning set forth in the Investment Agreement.

                  "Stockholders Meeting" shall mean the first annual meeting of the stockholders of the Company occurring after the date of this Agreement, which meeting the Company shall hold and convene no later than May 15, 2000 in order to vote on certain matters including, but not limited to, the Stockholder Proposals, and any adjournment thereof or action or approval by stockholder consent with respect to all or any part of the Stockholder Proposals.

                  "Stockholder Proposals" shall mean the proposals to be submitted to the stockholders of the Company for approval of: (i) an amendment to the Company's certificate of incorporation providing for three-year staggered terms of the members of the Board of Directors; (ii) the issuance of the Underlying Shares if and to the extent required to satisfy conditions to the listing thereof under applicable rules of the American Stock Exchange, if required; (iii) an amendment to the certificate of incorporation of the Company to provide for a new series of non-voting common stock such that in the event that the Investor, in its sole discretion, determines that FCC regulations prevent the Investor from holding Class A Common Stock upon conversion of the Preferred Stock and exercise of the Warrants, the Investor will have the option to acquire such new series of non-voting common stock in place of Class A Common Stock; and (iv) any other matters necessary to consummate the transactions contemplated by this Agreement and the Ancillary Documents.

                  "Subject Securities" shall mean the Preferred Stock, Warrant A, Warrant B, the Call Right, and the Underlying Shares.

                  "Subsidiary" shall mean, as to any Person, a corporation, partnership, limited liability company, joint venture or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, directly or indirectly through one or more intermediaries (including, without limitation, other Subsidiaries), or both, by such Person.

                  "Total Voting Power" shall mean, with respect to any corporation, the total number of votes which may be cast in the election of directors of such corporation if all securities entitled to vote in the election of such directors (excluding shares of preferred stock that are entitled to elect directors only upon the occurrence of customary events of default) are present and voted.

                  "Transfer" shall mean, with respect to any shares of capital stock, any direct or indirect sale, assignment, pledge, offer or other transfer or disposal of any interest in such capital stock.

                  "Underlying Shares" shall mean the shares of Common Stock into which the shares of Preferred Stock are convertible and the shares of Common Stock issuable upon exercise of the Warrants, as such shares may be subject to adjustment from time to time and any securities into which such shares may be reclassified, exchanged or converted.

                  "Voting Stock" shall mean shares of the capital stock and any other securities of the Company having the ordinary power to vote in the election of directors of the Company.

                  "Warrant A" shall have the meaning set forth in the Investment Agreement.

                  "Warrant B" shall have the meaning set forth in the Investment Agreement.

                  "Warrants" shall mean Warrant A and Warrant B.



                                   ARTICLE II

                             Certain Investor Rights

                  Section II.1 Board of Directors.

                  (a) If at any time no NBC Nominees serve as members of the Board of Directors, by notice to such effect to the Company, the Investor may appoint two representatives ("Observers") to receive notice of and have the right to attend all meetings of the Board of Directors and any of its committees and receive copies of all materials distributed to members of the Board of Directors at the same time such materials are distributed to members of the Board of Directors. Such Observers shall have no right to vote on any matters presented to the Board of Directors.

                  (b) If, at any time, in the Investor's reasonable determination, the Communications Act and the rules and regulations promulgated by the FCC permit the Investor to have board appointment or similar rights, at the request of the Investor, (i) the Company shall have the right to nominate NBC Nominees for election or appointment to the Board of Directors as part of the management slate that is included in the proxy statement (or consent solicitation or similar document) of the Company relating to the election of directors, and shall provide the same support for the election of each such NBC Nominee as it provides to other persons standing for election as directors of the Company as part of the Company's management slate, (ii) the Paxson Stockholders will vote their shares of Voting Stock to elect the NBC Nominees to the Board of Directors, (iii) the Company shall not permit the removal of, and the Paxson Stockholders shall not vote their shares of Voting Stock to remove, any of the NBC Nominees from the Board of Directors without the approval of the Investor, and (iv) unless otherwise agreed to by the Investor, (A) at least one NBC Nominee may attend all meetings of the Audit Committee and the Compensation Committee of the Board of Directors, but shall not be a voting member of such committees and (B) each other committee of the Board of Directors shall contain a number of NBC Nominees (to the extent available), rounded upward to the nearest whole number, equal to the total number of directors on such committee multiplied by the percentage of the entire Board of Directors who are NBC Nominees.

                  Section II.2 Reimbursement of Expenses; Attendance at Board Meetings; Indemnification. The Company shall reimburse each NBC Nominee that serves as a director for all reasonable costs and expenses (including travel expenses) incurred in connection with such director's attendance at meetings of the Board of Directors or any committee of the Board of Directors upon which such director serves. The Company will not pay such director annual or other fees for attending Board or committee meetings. The Company shall indemnify and provide directors and officers liability insurance for each such director to the same extent it indemnifies and provides such insurance for its other directors pursuant to its organizational documents, applicable law or otherwise. The Company may purchase such additional policies or endorsements to existing insurance policies as are necessary to provide continuous directors and officers liability insurance coverage, notwithstanding the acquisition by the Investor, its Affiliates or their transferees of a majority of the Total Voting Power, including coverage for claims asserted up to six years after the termination of such a policy that arise out of matters occurring prior to such policy terminations.


                                   ARTICLE III

                               Certain Agreements

                  Section III.1 Financial Statements and Other Reports. The Company shall deliver, or cause to be delivered to the Investor:

                  (a) Monthly Financials: as soon as practicable and in any event within 30 days after the end of each calendar month of the Company, copies of the monthly sales pacing reports and operating cash flow statements for each operating property for such month, and copies of the consolidated and consolidating income statement, operating cash flow statement and performance to budget analysis for the Company and its consolidated Subsidiaries for and as of the end of such month;

                  (b) Quarterly Financials: as soon as practicable and in any event within 45 days after the end of each fiscal quarter of the Company, a consolidated balance sheet of the Company and its consolidated Subsidiaries as at the end of such period, and the related unaudited consolidated statements of income and of cash flows, as contained in the Form 10-Q for such fiscal quarter provided by the Company to the SEC, and if such Form 10-Q is no longer required to be so provided by the Company, then the Company shall provide the Investor with comparable financial statements, certified by the chief financial officer of the Company that they fairly present the financial condition and results of operations of the Company and its consolidated Subsidiaries, as appropriate, as at the end of such periods and for such periods, subject to changes resulting from audit and normal year-end adjustments;

                  (c) Year-End Financials: as soon as practicable and in any event within 90 days after the end of each fiscal year of the Company, the audited consolidated balance sheet of the Company and its consolidated Subsidiaries, as at the end of such year, and the related consolidated statements of income, shareholders' equity and cash flows of the Company and its consolidated Subsidiaries for such fiscal year, (1) accompanied by a report thereon of independent certified public accountants of recognized national standing selected by the Company and reasonably satisfactory to the Investor, which report shall state that the examination by such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards without any limitations being imposed on the scope of such examination and (2) certified by the chief financial officer of the Company that they fairly present the financial condition and results of operations of the Company and its consolidated Subsidiaries, as at the dates and for the periods indicated, as appropriate;

                  (d) Reconciliation Statement: if, as a result of any change in accounting principles and policies from those used in the preparation of the financial statements, the financial statements of the Company and its consolidated Subsidiaries delivered pursuant to subsections (b), (c) or (f) of this Section 3.1 will differ in any material respect from the financial statements that would have been delivered pursuant to such subsections had no such change in accounting principles and policies been made, then, together with the first delivery of financial statements pursuant to subsection (b), (c) or
(f) following such change, financial statements of the Company and its consolidated Subsidiaries prepared on a pro forma basis, for (1) the current year to the effective date of such change and (2) the one full fiscal year immediately preceding the fiscal year in which such change is made, as if such change had been in effect during such period;

                  (e) Accountants' Certification: so long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to this
Section 3.1 shall be accompanied by a written statement of the Company's independent certified public accountants that in making the examination necessary for certification of such financial statements nothing has come to their attention which would lead them to believe that the Company is not in compliance with the terms of the instruments governing its outstanding debt and Preferred Stock or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly for any failure to obtain knowledge of any such violation.

                  (f) Accountants' Reports: promptly upon receipt thereof (unless restricted by applicable professional standards), copies of all significant reports submitted to the Company by independent public accountants in connection with each annual, interim or special audit of the financial statements of the Company made by such accountants, including, without limitation, the comment letter submitted by such accountants to management in connection with their annual audit;

                  (g) Reports and Filings: within five days after the same are sent, copies of all financial statements and reports which the Company sends to its stockholders, and within five days after the same are filed, copies of all financial statements and reports which the Company may make to, or file with, the SEC;

                  (h) Events of Default etc.: promptly upon, but in any event no later than two Business Days after, any executive officer of the Company obtaining knowledge (1) of any condition or event that constitutes a violation or default, or becoming aware that any lender has given any notice or taken any other action with respect to a claimed violation or default under the instruments governing its outstanding debt and Preferred Stock, (2) that any Person has given any notice to the Company or any of its Subsidiaries or taken any other action with respect to a claimed default or event or condition that would be required to be disclosed in a current report filed by the Company with the SEC on Form 8-K (Items 1, 2, 4 and 5 of such Form as in effect on the date hereof) or (3) of any condition or event which has had or could reasonably be expected to have a Material Adverse Effect, an officer's certificate specifying the nature and period of existence of such condition or event, or specifying the notice given or action taken by such holder or Person and the nature of such claimed violation, default, event or condition, and what action the Company has taken, is taking and proposes to take with respect thereto;

                  (i) Litigation: promptly upon any executive officer of the Company obtaining knowledge of (1) the institution of any action, suit, proceeding, governmental investigation or arbitration against or affecting the Company or any Company Subsidiary not previously disclosed by the Company to the Investor or (2) any material adverse development in any such action, suit, proceeding, governmental investigation or arbitration that, in any case involves claims in excess of $5,000,000 in the aggregate or would reasonably be expected to cause a Material Adverse Effect, the Company shall promptly give notice thereof to the Investor and provide such other information as may be reasonably available to them to enable the Investor and their counsel to evaluate such matters;

                  (j) ERISA Events: promptly upon becoming aware of the occurrence of or forthcoming occurrence of any ERISA Event (as defined in the Investment Agreement) in connection with any Employee Benefit Plan (as defined in the Investment Agreement) or any trust created thereunder, with a written notice specifying the nature thereof, what action the Company or ERISA Affiliate (as defined in the Investment Agreement) has taken, is taking or proposes to take with respect thereto and, when known, any action taken or threatened by the IRS, the Department of Labor or the PBGC (as defined in the Investment Agreement) with respect thereto;

                  (k) ERISA Notices: with reasonable promptness, copies of (1) all notices received by the Company or any of its ERISA Affiliates from the Pension Benefit Guarantee Corporation ("PBGC") relating to an ERISA Event, (2) each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) filed by the Company or any of its ERISA Affiliates with the IRS with respect to each Pension Plan (as defined in the Investment Agreement), if any, and (3) all notices received by the Company or any of its ERISA Affiliates from a Multiemployer Plan (as defined in the Investment Agreement) sponsor concerning an ERISA Event;

                  (l) Financial Plans: as soon as practicable and in any event no later than 30 days after the end of any fiscal year of the Company, a budget and financial forecast for the Company and the Company Subsidiaries including,
(1) a forecasted operating cash flows statement of the Company and the Company Subsidiaries for the next succeeding fiscal year, (2) forecasted operating cash flows statement of the Company and the Company Subsidiaries for each fiscal quarter of the next succeeding fiscal year and (3) such other information and projections as the Investor may reasonably request, in each case, in a format satisfactory to the Investor; and

                  (m) Other Information: with reasonable promptness, such other information and data with respect to the Company or any of its Subsidiaries or Affiliates as from time to time may be reasonably requested by the Investor.

                  Section III.2 Certain Other Matters. The Company agrees that except with the prior written consent of the Investor, it and its Subsidiaries shall not, directly or indirectly:

                  (i) adopt any shareholders rights plan, or amend any of its organizational documents or issue any capital stock or other securities or enter into any agreement that is material to the Company and the Company Subsidiaries taken as a whole, the provisions of which, upon the acquisition of capital securities of the Company by the Investor or its Affiliates: (A) would be violated or breached, would require a consent or approval thereunder, or would result in a default thereof (or an event which, with notice or lapse of time or both, would constitute a default), (B) would result in the termination thereof or accelerate the performance required thereby, or result in a right of termination or acceleration thereunder, (C) would result in the creation of any Lien (except Permitted Liens) upon any of the properties or assets of the Company or any Company Subsidiary thereunder, (D) would disadvantage the Investor or its Affiliates relative to other stockholders on the basis of the size of their shareholdings, or (E) would otherwise restrict or impede the ability of the Investor and its Affiliates to acquire additional shares of capital stock, or dispose of such capital stock, in any manner permitted by
Section 4.1; provided that the Company may (x) enter into senior loan agreements that contain customary provisions permitting acceleration of the related indebtedness upon a change of control and (y) issue debt securities or preferred stock that contain customary change of control provisions permitting the holders of such debt securities or preferred stock to demand repurchase of their debt securities or preferred stock upon a change of control of the Company to any party other than to Parent or its wholly owned domestic Subsidiary.

            (ii) take any action that would cause any ownership interest in any of the following to be attributable to the Investor or any of its Affiliates for purposes of FCC regulations: (A) a U.S. broadcast radio or television station (other than the Same Market Stations), (B) a U.S. cable television system, (C) a U.S. "daily newspaper" (as such term is defined in Section 73.3555 of the rules and regulations of the Federal Communications Commission, as the same may be amended from time to time), (D) any U.S. communications facility operated pursuant to a license granted by the FCC and subject to the provisions of
Section 310(b) of the Communications Act, or (E) any other business which is subject to FCC regulations under which the ownership of a Person may be subject to limitation or restriction as a result of the interest in such business being attributed to such Person.

                  Section III.3 Agreement to Vote Stock. At the Stockholder Meeting, each of the Paxson Stockholders irrevocably agrees that it shall vote (or cause to be voted) all of the Voting Stock that it has the power to vote on the record date of any such vote or action (i) in favor of the approval of each of the Stockholder Proposals and (ii) prior to the Stockholder Meeting and the approval of the Stockholder Proposals, against any proposal that would upon consummation result in a Change of Control. The Paxson Stockholders shall not take, or commit or agree to take, any action inconsistent with the foregoing.

                  Section III.4 Company Sale. If at any time the Investor exercises its rights under Section 9.5 of the Investment Agreement to cause the Company to consummate a Company Sale, the Paxson Stockholders agree to take all necessary and reasonably desirable actions to enable the Company to effectuate such Company Sale pursuant to Section 9.5. Without limiting the generality of the foregoing, each Paxson Stockholder shall vote all of the Voting Stock that it has the power to vote in favor of any Company Sale which is in the form of a merger, consolidation or other reorganization, sale of substantially all assets or complete liquidation, dissolution, winding up or other transaction that requires the approval of the Company's stockholders and shall tender all shares of Common Stock held by it in connection with a Company Sale in the form of a transaction involving a tender or exchange offer, on the same terms and conditions offered to holders of Common Stock generally.


                                   ARTICLE IV

                              Transfer Restrictions

                  Section IV.1 Investor Restrictions.

                  (a) COMPANY RIGHT OF FIRST REFUSAL. (i) If the Investor at any time intends to Transfer any Subject Securities (other than pursuant to (A) a merger, consolidation or reorganization to which the Company is a party or a tender offer approved by the Board of Directors of the Company or (B) after February 1, 2002, any transaction or series of related transactions that require the exercise of Warrant B and the purchase of the Call Shares and after giving effect to such transaction or transactions neither Paxson nor any of his Affiliates and family members continue to qualify as the FCC Single Majority Stockholder (each, an "Investor Transfer")) to any Person other than an Affiliate of the Investor or the Company (an "Investor Third Party"), the Investor shall give written notice 90 days prior to the effectiveness of such Transfer (an "Investor Offer Notice") to the Company and the Paxson Stockholders, stating the Investor's intention to make such a Transfer, the name of the proposed Investor Third Party transferee, the Subject Securities proposed to be transferred (the "Investor Offered Securities"), the aggregate consideration to be paid for the Investor Offered Securities and the implied price per share or Underlying Share (which shall include the exercise price in the case of the Warrants and the Call Price in the case of the Call Agreement) (the "Investor Offer Price") and in reasonable detail all other material terms and conditions upon which such Transfer is proposed. If the Investor indicates that the Investor Offer Price is the then current market price or the consideration is not cash, then the Investor Offer Price shall be the closing price for shares of the Company on the American Stock Exchange on the day immediately preceding the date of the Investor Offer Notice.

                  (ii) The Investor shall require as a condition to any Investor Transfer of any Warrants or of rights to acquire shares under the Call Agreement that the Investor Third Party transferee exercise in full the transferred portion of the Warrants or the entire right to acquire shares under the Call Agreement within 30 days after the later of (A) the consummation of such Investor Transfer and (B), unless waived in writing by the Company, the date on which such Warrant or the Call Agreement first becomes exercisable in accordance with its terms.

                  (iii) Upon receipt of the Investor Offer Notice, the Company shall have an option to purchase all of the Investor Offered Securities at the Investor Offer Price, which option may be exercised by written notice to the Investor given within 30 days of the Company's receipt of the Investor Offer Notice.

                  (iv) If the Company exercises its option to purchase the Investor Offered Securities, the closing of such purchase shall take place within 60 days of the date the Company gives notice of such exercise.

                  (v) If the Company determines not to exercise its option to purchase the Investor Offered Securities, then the Investor shall be free, for a period of 60 days from the earlier of (A) the expiration of the offer to the Company and (B) the receipt of written notice from the Company stating that the Company does not intend to exercise its option, to sell the Investor Offered Securities to the Investor Third Party transferee at a price equal to or greater than the Investor Offer Price and on substantially the same terms as set forth in the Investor Offer Notice.

                  (vi) This subsection 4.1(a) shall not apply in the case of an Unrestricted Transfer (as defined in the Investment Agreement) pursuant to
Section 9.4 of the Investment Agreement, a Company Sale pursuant to Section 9.5 of the Investment Agreement, a transfer pursuant to subsection 4.1(c)(ii) of this Agreement or a transfer pursuant to open market sales.

                  (b) TRANSFER OF OPERATING RIGHTS AND INVESTOR RIGHTS. The Investor may not transfer the Operating Rights and may not transfer the Investor Rights except in conjunction with a transfer of Subject Securities and except as provided in this subsection 4.1(b).

                  (i) If after giving effect to any Transfer of Subject Securities, the Investor and its Affiliates own the Minimum Investment, the Operating Rights and the Investor Rights shall continue unaffected by such Transfer.

                  (ii) If after giving effect to any Transfer of Subject Securities, neither the Investor and its Affiliates nor the transferee of such Subject Securities would own the Minimum Investment, then the Operating Rights and the Investor Rights shall terminate upon the effectiveness of such Transfer.

                  (iii) If after giving effect to any Transfer of Subject Securities, the Investor and its Affiliates would not hold the Minimum Investment and the transferee of such Subject Securities would own the Minimum Investment, then the transfer of Investor Rights shall be subject to the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed and shall be subject to subsection 4.1(c) below. Upon the effectiveness of such Transfer, (A) the Operating Rights shall terminate, (B) if the Company has not consented to the Transfer, on the 30th day after the effectiveness of such Transfer, the Investor Rights shall terminate and (C) if the Company has consented to the Transfer, the Investor Rights shall be transferred and continue unaffected by such Transfer.

This subsection 4.1(b) shall not apply to a transfer of the Investor Rights in
(A) an Unrestricted Transfer pursuant to Section 9.4 of the Investment Agreement or (B) a transfer pursuant to the last sentence of subsection 4.1(c)(ii) of this Agreement.

                  (c) COMPANY PURCHASE OBLIGATION. (i) After February 1, 2002, if the Company does not consent to a proposed Transfer of the Investor Rights within 45 days following the Company's receipt of the applicable Investor Offer Notice, then the Company shall be obligated to offer to purchase or designate a purchaser for the Investor Offered Securities (together with any Additional Offered Securities(as defined below)) at the Investor Offer Price set forth in the Investor Offer Notice. The Investor may set forth in the Investor Offer Notice any additional Subject Securities (the "Additional Offered Securities") that the Investor determines in its sole discretion must be included as part of the securities that the Company or its designee is required to offer to purchase if the Company does not consent to a proposed Transfer of the Investor Rights. Upon receipt of notice of the Company's refusal to consent to the proposed transferee of the Investor Rights or the end of such 45-day period, if such consent is not granted by the Company, the Investor may elect, by written notice to the Company within five business days thereafter, to withdraw the Investor Offer Notice, in which case the Company and any designee shall have no right or obligation to purchase the Investor Offered Securities or any Additional Offered Securities. If the Investor does not give written notice to the Company of the Investor's election to withdraw an Investor Offer Notice then the Company or its designee, as the case may be, shall be obligated to purchase the Investor Offered Securities (and any Additional Offered Securities) at a price or prices per share or Underlying Share (net of any applicable exercise price) equal to the Investor Offer Price, and on the same terms and conditions set forth in the Investor Offer Notice.

                  (ii) If the Company or its designee is obligated to purchase the Investor Offered Securities (and any Additional Offered Securities) pursuant to the preceding subsection 4.1(c)(i), the closing of such purchase shall take place prior to ten days after the earlier of (x) the 30th day after the date the Company gives notice of its determination not to consent to a Transfer or (y) the end of the 45-day period referred to in subsection 4.1(c)(i), if no consent to transfer is given by the Company. If the Company fails to purchase the Investor Offered Securities (and any Additional Offered Securities) within such period, then the Investor shall be free to sell such Investor Offered Securities without regard to any restrictions on transfer thereof set forth herein (including without limitation any rights of first refusal or tag-along rights).


                  (d) PAXSON TAG-ALONG RIGHT. If the Company consents to the transfer of the Investor Rights in connection with a Transfer, the Paxson Stockholders and the Paxson Estate Planning Affiliates may elect to participate in such Transfer by giving written notice of its election to the Investor within 45 days of the Company's receipt of the applicable Investor Offer Notice (each Person electing to participate, a "Paxson Participant"). Each Paxson Participant shall be entitled to sell in the proposed Transfer, at a price per share of Common Stock equal to the Investor Offer Price and on the same terms and conditions as the Investor, up to a number of shares of Common Stock equal to the product of (I) the number of Paxson Shares set forth on Schedule 5.2(c) then owned by such Paxson Participant multiplied by (II) the quotient of (A) the number of shares of Common Stock included in the Investor Offered Securities plus the number of Underlying Shares represented by the Investor Offered Securities divided by (B) the total number of shares of Common Stock then owned by the Investor and its Affiliates (which shall include all Underlying Shares and Call Shares). Each Paxson Participant shall be obligated to pay its pro rata portion of the transaction costs associated with any Transfer. If the aggregate number of securities proposed to be sold by the Investor and the Paxson Participants is greater than the number that the proposed transferee agrees to purchase, then the number of securities proposed to be sold by the Investor and each of the Paxson Participants shall be decreased pro rata. This subsection 4.1(d) shall not apply in the case of an Unrestricted Transfer (except if such Unrestricted Transfer is triggered only because of the exercise of the Investor's right to redemption after the third anniversary of the date hereof pursuant to subsection 9.1(a)(ii) of the Investment Agreement) pursuant to
Section 9.4 of the Investment Agreement, a Company Sale pursuant to Section 9.5 of the Investment Agreement, a transfer pursuant to subsection 4.1(c)(ii) of this Agreement or a transfer pursuant to open market sales.

                  Section IV.2 Paxson Stockholder Restrictions.

                  (a) TRANSFER RESTRICTIONS. Until the earlier of (i) such time as the Investor is permitted under the Communications Act and the FCC rules and regulations promulgated thereunder to own all of the Conversion Shares, the Underlying Shares and the Call Shares or (ii) the sixth anniversary of the date hereof, Paxson and the Paxson Non-Estate Planning Affiliates shall not, directly or indirectly, Transfer any Voting Stock to any Person unless after taking into account such Transfer, Paxson or an Affiliate or family member of Paxson continues to be the FCC Single Majority Stockholder of the Company. In order to permit Transfers by Paxson and the Paxson Non-Estate Planning Affiliates pursuant to the initial sentence of this subsection (a) the Investor agrees to grant to Paxson a revocable proxy (in a form reasonably satisfactory to the Investor) to vote a sufficient number of Underlying Shares owned by the Investor to assist Paxson or an Affiliate or family member of Paxson remain the FCC Single Majority Stockholder; provided that (i) the Investor makes no representation or warranty as to the effectiveness of such arrangement in satisfying the requirements for Paxson to remain the FCC Single Majority Shareholder and (ii) in connection with such proxy, the Investor shall have no obligations to acquire shares of Voting Stock, convert Preferred Stock or exercise Warrants. Notwithstanding anything contained in this Section 4.2 to the contrary, the Paxson Stockholders may not transfer any of the Call Shares, except to the extent permitted in the Call Agreement.

                  (b) INVESTOR RIGHT OF FIRST REFUSAL. (i) If any Paxson Stockholder at any time intends to Transfer any Common Stock (other than pursuant to a merger, consolidation or reorganization to which the Company is a party or a tender offer approved by the Board of Directors of the Company)(each, a "Paxson Transfer") to any Person other than to another Paxson Stockholder (a "Paxson Third Party"), the transferring Paxson Stockholders (each, a "Paxson Transferor")shall give written notice 90 days prior to the effectiveness of such Transfer (a "Paxson Offer Notice") to the Investor, stating such Paxson Transferor's intention to make such a Transfer, the name of the proposed Paxson Third Party transferee, the Common Stock proposed to be transferred (the "Paxson Offered Securities"), the aggregate consideration to be paid for the Paxson Offered Securities and the price per share of Common Stock (the "Paxson Offer Price") and in reasonable detail all other material terms and conditions upon which such Transfer is proposed. If the Paxson Transferor indicates that the Paxson Offer Price is the then current market price or the consideration is not cash, then the Paxson Offer Price shall be the closing price for shares of the Company on the American Stock Exchange on the day immediately preceding the date of the Paxson Offer Notice. Notwithstanding the preceding provisions of this subsection 4.1 (b), the Investor shall have no right to purchase pursuant to subsection 4.1(b) (i) the Call Shares, (ii) shares held by Paxson Estate Planning Affiliates and (iii) up to the first 2,000,000 shares of Class A Common Stock transferred by the Paxson Stockholders in the aggregate. This subsection 4.2(b) shall not apply with respect to open market sales.

                  (ii) Upon receipt of the Paxson Offer Notice, the Investor shall have an option to purchase all of the Paxson Offered Securities at the Paxson Offer Price, which option may be exercised by written notice to the Paxson Transferors given within 30 days of the Investor's receipt of the Paxson Offer Notice.

                  (iii) If the Investor exercises its option to purchase the Paxson Offered Securities, the closing of such purchase shall take place within 60 days of the date the Investor gives notice of such exercise.

                  (iv) If the Investor determines not to exercise its option to purchase the Paxson Offered Securities, then the Paxson Transferors shall be free, for a period of 60 days from the earlier of (A) the expiration of the offer to the Investor and (B) the receipt of written notice from the Investor stating that the Investor does not intend to exercise its option, to sell the Paxson Offered Securities to the Paxson Third Party transferee at a price equal to or greater than the Paxson Offer Price and on substantially the same terms as set forth in the Paxson Offer Notice.

                  (c) INVESTOR TAG-ALONG RIGHT. If any Paxson Transfer that is otherwise permitted hereunder and under the Call Agreement would result in a Change of Control of the Company, the Investor and its Affiliates may elect to participate in such Paxson Transfer by giving written notice of its election to the Paxson Transferor within 45 days of the Investor's receipt of the applicable Paxson Offer Notice (each Person electing to participate, an "Investor Participant"). Each Investor Participant shall be entitled to sell in the proposed Paxson Transfer, at a price or prices per share or Underlying Share equal to the Paxson Offer Price as the case may be, and on the same terms and conditions as the Paxson Transferor, up to a number of Subject Securities (other than the Call Right) owned by the Investor Participant equal to the product of
(I) the aggregate number of shares of Common Stock then owned by the Investor Participant and its Affiliates (which shall include all Underlying Shares and Call Shares) multiplied by (II) the quotient of (A) the Paxson Offered Securities divided by (B) the total number of Paxson Shares set forth on
Schedule 5.3(c) then owned by the Paxson Stockholders and the Paxson Estate Planning Affiliates. The purchase price for any Subject Securities that the Investor Participant elects to sell shall be (x) in the case of Common Stock, the Paxson Offer Price per share, (y) in the case of Warrants, the Paxson Offer Price per share of Underlying Stock, net of the applicable exercise price for such Warrants, assuming the Exercise Date (as defined in Warrant B) is the date of the Paxson Offer Notice and (z) in the case of Preferred Stock, the Paxson Offer Price per Conversion Share. Each Investor Participant shall be obligated to pay its pro rata portion of the transaction costs associated with any Transfer. If the aggregate number of securities proposed to be sold by the Paxson Stockholders and the Investor Participants is greater than the number of securities that the proposed transferee agrees to purchase, then the number of securities proposed to be sold by the Paxson Transferors and each of the Investor Participants shall be decreased pro rata.

                  Section IV.3 Certain Transfer. Notwithstanding anything herein to the contrary, after February 1, 2002 the transfer restrictions, including the tag along rights, right of first refusal and consent to transfer of Investor Rights, in this Article IV shall not apply to any Transfer of the Subject Securities in connection with any transaction or series of related or substantially concurrent transactions that require the exercise of Warrant B in full and the purchase of the Call Shares, provided that after giving effect to such transaction or transactions (taking into account any delays in consummation of such exercise), Paxson and Affiliates or family members of Paxson no longer qualify as the FCC Single Majority Stockholder. The Investor shall give the Company and the Paxson Stockholders five days prior written notice of any such Transfer of Subject Securities in connection with any transaction or series of related transactions.

                  Section IV.4 Legends. (a) Subject to the provisions of this
Section 4.4, if the Investor or any of its Affiliates decides to dispose of any of the Subject Securities, each such party understands and agrees that it may do so only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. The Investor agrees to the imprinting, so long as appropriate, of substantially the following legends on certificates representing any of the securities referenced in the preceding sentence:

                  NEITHER THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES ISSUABLE UPON EXERCISE OF THE SECURITIES REPRESENTED HEREBY HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAW, AND SUCH SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND THE OTHER TERMS OF A STOCKHOLDER AGREEMENT, DATED AS OF SEPTEMBER 15, 1999, AMONG PAXSON COMMUNICATIONS CORPORATION, NATIONAL BROADCASTING COMPANY, INC., SECOND CRYSTAL DIAMOND, LIMITED PARTNERSHIP AND PAXSON ENTERPRISES, INC.


The legend set forth above shall be removed if and when (i) the securities represented by such certificate are disposed of pursuant to an effective registration statement under the Securities Act or (ii) the Investor delivers to the Company an opinion of counsel reasonably acceptable to the Company to the effect that such legends are no longer necessary.

                  (b) The Paxson Stockholders agree to the imprinting of substantially the following legends on certificates representing any of the Paxson Shares:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND OTHER TERMS OF A STOCKHOLDER AGREEMENT, DATED AS OF SEPTEMBER 15, 1999, AMONG PAXSON COMMUNICATIONS CORPORATION, NATIONAL BROADCASTING COMPANY, INC., SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP, AND PAXSON ENTERPRISES, INC.

                  Section IV.5 Price Calculations. Calculations of price per share or Underlying Share shall be based on total consideration paid per share including any exercise price or the Call Price required in connection with the exercise of any Warrant or the Call Right. The Call Price for purposes of such calculations shall be the Call Price determined under the Call Agreement assuming the date of the Call Notice (as defined in the Call Agreement) is the date of the applicable notice for which such calculation is being made. The exercise price for Warrant B for purposes of such calculation shall be the exercise price determined under Warrant B assuming the Exercise Date (as defined in Warrant B) is the date of the applicable notice for which such calculation is being made.


                                    ARTICLE V

                         Representations and Warranties

                  Section 5.1 Representations of the Company. The Company represents and warrants to the Investor and the Paxson Stockholders as follows:

                  (a) Corporate Existence; Compliance with Law. The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) is duly qualified to conduct business and is in good standing in each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified, individually or in the aggregate, would not have a Material Adverse Effect; (iii) has the requisite corporate power and authority and the legal right to own, pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease and to conduct its business as now, heretofore and proposed to be conducted; (iv) is in compliance with its charter and by-laws; and (v) is in compliance with all applicable provisions of law (including, without limitation, the Communications Act), except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

                  (b) Corporate Power, Authorization, Enforceable Obligations. The execution, delivery and performance by the Company of this Agreement and its obligations hereunder: (i) are within the Company's corporate power; (ii) have been duly authorized by all necessary or proper corporate and shareholder action; (iii) do not contravene any provision of the Company's charter or bylaws; (iv) do not violate any law or regulation, or any order or decree of any court or Governmental Entity applicable to it; (v) do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any material indenture, mortgage, deed of trust, or any Material Agreement (as defined in the Investment Agreement) to which the Company is a party or by which the Company or any of its property is bound; (vi) do not result in the creation or imposition of any material Lien upon any of the property of the Company; and (vii) do not require the consent or approval of any Governmental Entity or any other Person, except the filing of all notices, reports and other documents required by, and the expiration of all waiting periods under, the HSR Act and the rules and regulations promulgated by the FCC. This Agreement is duly executed and delivered by the Company and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditor's rights generally and subject to the availability of equitable remedies.

                  Section V.2 Representations of the Investor. The Investor represents and warrants to the Company and the Paxson Stockholders as follows:

                  (a) Corporate Existence; Compliance with Law. The Investor (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified, individually or in the aggregate would not have a Material Adverse Effect; (iii) has the requisite corporate power and authority and the legal right to own, pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease and to conduct its business as now, heretofore and proposed to be conducted; (iv) is in compliance with its charter and by-laws; and (v) is in compliance with all applicable provisions of law (including, without limitation, the Communications Act), except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

                  (b) Corporate Power, Authorization, Enforceable Obligations. The execution, delivery and performance by the Investor of this Agreement and its obligations hereunder: (i) are within its corporate power; (ii) have been duly authorized by all necessary or proper corporate and shareholder action;
(iii) do not contravene any provision of its charter or bylaws; (iv) do not violate any law or regulation, or any order or decree of any court or Governmental Entity applicable to it; (v) do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any material indenture, mortgage, deed of trust, lease, agreement or other instrument to which the Investor is a party or by which the Investor or any of its property is bound; (vi) do not result in the creation or imposition of any material Lien upon any of the property of the Investor; and (vii) do not require the consent or approval of any Governmental Entity or any other Person, except the filing of all notices, reports and other documents required by, and the expiration of all waiting periods under, the HSR Act and the rules and regulations promulgated by the FCC. This Agreement is duly executed and delivered by the Investor and this Agreement shall constitute a legal, valid and binding obligation of the Investor enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditor's rights generally and subject to the availability of equitable remedies.

                  Section V.3 Representations of the Paxson Stockholders. Each of the Paxson Stockholders represents and warrants to the Investor and the Company as follows:

                  (a) Corporate Existence; Compliance with Law. Each Paxson Stockholder (i) is a corporation or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation; (ii) is duly qualified to conduct business and is in good standing in each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified, individually or in the aggregate, would not have a Material Adverse Effect; (iii) has the requisite corporate or partnership power and authority and the legal right to own, pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease and to conduct its business as now, heretofore and proposed to be conducted; (iv) is in compliance with its charter, by-laws and other organizational documents; and (v) is in compliance with all applicable provisions of law (including, without limitation, the Communications Act), except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

                  (b) Corporate Power, Authorization, Enforceable Obligations. The execution, delivery and performance by each of the Paxson Stockholders of this Agreement, and their obligations hereunder: (i) are within such Person's corporate or partnership power; (ii) have been duly authorized by all necessary or proper corporate, partnership and shareholder action; (iii) do not contravene any provision of such Person's charter, bylaws or other organizational documents; (iv) do not violate any law or regulation, or any order or decree of any court or Governmental Entity applicable to it; (v) do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any material indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Person is a party or by which such Person or any of its property is bound; (vi) do not result in the creation or imposition of any material Lien upon any of the property of such Person; and (vii) do not require the consent or approval of any Governmental Entity or any other Person, except the filing of all notices, reports and other documents required by, and the expiration of all waiting periods under, the HSR Act and the rules and regulations promulgated by the FCC. This Agreement is duly executed and delivered by each of the Paxson Stockholders and this Agreement constitutes a legal, valid and binding obligation of each of the Paxson Stockholders enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditor's rights generally and subject to the availability of equitable remedies.

                  (c) Capitalization; Ownership. Schedule 5.3(c) sets forth, for each Paxson Stockholder and the Paxson Estate Planning Affiliates, all of the shares of Common Stock, Options and other equity securities of the Company that each Beneficially Owns as of the date hereof (the "Paxson Shares").

                  (d) Voting Power. The Paxson Stockholders have, and at the Stockholders Meeting will have, the power to vote a sufficient number of shares of capital stock of the Company to approve each of the Stockholder Proposals without the vote of any other Company stockholder.


                                   ARTICLE VI

                                  Miscellaneous

                  Section VI.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered personally, by telecopier or sent by overnight courier as follows:

                           (a) If to the Investor, to:

                           National Broadcasting Company, Inc.
                           30 Rockefeller Plaza
                           New York, New York 10112
                           Attention: General Counsel

                           Fax: 212-664-2648

                           with a copy to:

                           Simpson Thacher & Bartlett
                           425 Lexington Avenue
                           New York, New York 10017
                           Attention: John W. Carr

                           Fax: (212) 455-2502


                          (b)  If to the Company, to:

                           Paxson Communications Corporation
                           601 Clearwater Park Road
                           West Palm Beach, Florida 33401
                           Attention:  Chief Executive Officer
                           Fax:  561-655-9424

                           with copy to:

                           Paxson Communications Corporation
                           601 Clearwater Park Road
                           West Palm Beach, Florida 33401
                           Attention: General Counsel
                           Fax:  561-655-4754

                        c) If to the Paxson Stockholders, to:

                           Lowell W. Paxson
                           601 Clearwater Park Road
                           West Palm Beach, Florida 33401
                           Fax:  561-655-9424


or to such other address or addresses as shall be designated in writing. All notices shall be effective when received.

                  Section VI.2 Entire Agreement; Amendment. This Agreement, the Investment Agreement and the other Ancillary Documents and the documents described herein and therein or attached or delivered pursuant hereto or thereto set forth the entire agreement between the parties hereto with respect to the transactions contemplated by this Agreement. Any provision of this Agreement may be amended or modified in whole or in part at any time by an agreement in writing between the parties hereto executed in the same manner as this Agreement. No failure on the part of any party to exercise, and no delay in exercising, any right shall operate as a waiver thereof nor shall any single or partial exercise by any party of any right preclude any other or future exercise thereof or the exercise of any other right.

                  Section VI.3 Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

                  Section VI.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same document.

                  SECTION VI.5 GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED AND PERFORMED WITHIN SUCH STATE, AND EACH PARTY HEREBY SUBMITS TO THE JURISDICTION OF ANY STATE OR U.S. FEDERAL COURT SITTING WITHIN THE COUNTY OF NEW YORK, NEW YORK. THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT.

                  Section VI.6 Successors and Assigns; Third Party Beneficiaries. The Company may not assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of the Investor. Subject to applicable law and the following sentence, the Investor may assign its rights under this Agreement in whole or in part only in accordance with this Agreement or to any Affiliate of the Investor, but no such assignment shall relieve the Investor of its obligations hereunder. Except as set forth in subsection 4.2(a), the Paxson Stockholders may not assign any of their rights or delegate any of their duties under this Agreement without the prior written consent of the Investor. The Investor may not assign any of its rights under this Agreement unless such assignee expressly assumes all of the obligations of the Investor associated with the rights proposed to be assigned. Any purported assignment in violation of this Agreement shall be void. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any Person other than the parties hereto and their respective successors, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and their respective successors, and for the benefit of no other Person.

                  Section Vi.7 Arbitration. Any controversy, dispute or claim arising out of, in connection with or in relation to the interpretation, performance or breach of this Agreement, shall be determined, at the request of any party, by arbitration in a city mutually agreeable to the parties to such controversy, dispute or claim before and in accordance with the then-existing Rules for Commercial Arbitration of the American Arbitration Association, and any judgment or award rendered by the arbitrator will be final, binding and unappealable and judgment may be entered by any state or Federal court having jurisdiction thereof. The pre-trial discovery procedures of the Federal Rules of Civil Procedure shall apply to any arbitration under this Section 6.7. Any controversy concerning whether a dispute is an arbitrable dispute or as to the interpretation or enforceability of this Section 6.7 shall be determined by the arbitrator. The arbitrator shall be a retired or former United States District Judge or other person acceptable to each of the parties, provided such individual has substantial professional experience with regard to corporate or partnership legal matters. The parties intend that this agreement to arbitrate be valid, enforceable and irrevocable.

                  Section VI.8 Remedies. (a) No right, power or remedy conferred upon any party in this Agreement shall be exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy whether conferred in this Agreement or now or hereafter available at law or in equity or by statute or otherwise. No course of dealing between the Investor, the Company and the Paxson Stockholders and no delay in exercising any right, power or remedy conferred in this Agreement or now or hereafter existing at law or in equity or by statute or otherwise shall operate as a waiver or otherwise prejudice any such right, power or remedy. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

                  (b) In addition to and not in limitation of, the remedies set forth in subsection 6.8(a), if any Paxson Stockholder breaches the provisions of
Section 3.3 (other than any failure to vote for resolutions under clauses (i) and (iv) of the definition of "Stockholder Proposals") and as a result of such failure, the resolutions under clauses (ii) and (iii) do not receive the requisite shareholder vote for approval and such breach remains uncured for 120 days after written notice thereof from the Investor delivered not later than 30 days after the Stockholders Meeting, then the Investor (or any transferee) shall have the irrevocable right to acquire all of the Call Shares for a purchase price of $10 per share, exercisable immediately by the Investor (or any transferee).

                  Section VI.9 Headings, Captions and Table of Contents. The section headings, captions and table of contents contained in this Agreement are for reference purposes only, are not part of this Agreement and shall not affect the meaning or interpretation of this Agreement.

                  Section VI.10 Termination. Articles II, III and IV of this Agreement shall terminate if neither (i) the Investor (together with its Affiliates) owns at least the Minimum Investment nor (ii) a transferee of the Investor, to whom the Investor Rights were transferred in accordance with the Stockholder Agreement, owns at least the Minimum Investment. This Agreement shall terminate in its entirety upon the earlier of (i) the Investor acquiring shares of Capital Stock that provide it with the unfettered right to vote a sufficient number of Voting Shares to elect a majority of the members of the Board of Directors or (ii) the tenth anniversary of the date hereof.

                  Section VI.11 Additional Paxson Stockholders. Each Affiliate (including family members) of Paxson who acquires shares of Common Stock from a Paxson Stockholder after the date hereof shall become a Paxson Stockholder for all purposes of this Agreement and shall execute and deliver to the Company an Assumption Agreement in the form of Exhibit A hereto.


IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto or by their respective duly authorized representatives, all as of the date first above written.


                        PAXSON COMMUNICATIONS CORPORATION


                        By:   /s/ Lowell W. Paxson
                              Name:  Lowell W. Paxson
                              Title: Chairman of the Board


                        NATIONAL BROADCASTING COMPANY, INC.


                        By: /s/ Thomas A. Rogers
                            Name:  Thomas A. Rogers
                            Title: Executive Vice President


                             MR. LOWELL W. PAXSON

                             /s/ Lowell W. Paxson



                        SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP

                        By: Paxson Enterprises, Inc., its general partner


                        By: /s/ Lowell W. Paxson
                            Name:  Lowell W. Paxson
                            Title: President


                        PAXSON ENTERPRISES, INC.


                        By: /s/ Lowell W. Paxson
                            Name:  Lowell W. Paxson
                            Title: President

                                                                       Exhibit A



                              ASSUMPTION AGREEMENT


                  ASSUMPTION AGREEMENT, dated as of ____________ __, ____, made by ______________________________, (the "Additional Stockholder"), in connection with the Stockholder Agreement dated as of September 15, 1999, among Paxson Communications Corporation, National Broadcasting Company, Inc., Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc. (the "Stockholder Agreement"). All capitalized terms not defined herein shall have the meaning ascribed to them in the Stockholder Agreement.


                              W I T N E S S E T H :


            WHEREAS, the Paxson Stockholders have entered into the Stockholder Agreement, which requires the Additional Stockholder to become a party to the Stockholder Agreement in connection with the transfer of shares of Paxson Stock to the Additional Stockholder; and the Additional Stockholder has agreed to execute and deliver this Assumption Agreement in order to become a party to the Stockholder Agreement;

                          NOW, THEREFORE, IT IS AGREED:

                  1. Assumption. By executing and delivering this Assumption Agreement, the Additional Stockholder, as provided in Section 6.11 of the Stockholder Agreement, hereby becomes a party to the Stockholder Agreement with the same force and effect as if originally named therein as a Paxson Stockholder and, without limiting the generality of the foregoing, hereby expressly assumes all obligations and liabilities of a Paxson Stockholder thereunder. The information set forth in Annex 1 hereto is hereby added to the information set forth in Schedule 5.3(c) to the Stockholder Agreement. The Additional Stockholder hereby represents and warrants that each of the representations and warranties contained in Section 5.3 of the Stockholder Agreement is true and correct on and as the date hereof (after giving effect to this Assumption Agreement) as if made on and as of such date.

                  2. GOVERNING LAW. THIS ASSUMPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the undersigned has caused this Assumption Agreement to be duly executed and delivered as of the date first above written.

                                              [ADDITIONAL STOCKHOLDER]


                                              By:
                                                   ------------------------
                                                          Name:
                                                          Title:

Exhibit 4


                          REGISTRATION RIGHTS AGREEMENT


                                     between

                        PAXSON COMMUNICATIONS CORPORATION


                                       and


                       NATIONAL BROADCASTING COMPANY, INC.


                         Dated as of September 15, 1999

                                TABLE OF CONTENTS

                                                       Page


Section 1.  Definitions                                  2

Section 2.  Demand Registration                          3

           (a)  Requests for Registration by Holders     3

           (b)  Filing and Effectiveness                 4

           (c)  Priority on Demand Registration          5

           (d)  Postponement of Demand Registration      6

Section 3.  Piggyback Registration                       6

           (a)  Right to Piggyback                       6

           (b)  Priority on Piggyback Registrations      6

Section 4.  Restrictions on Sale by Holders              7

Section 5.  Registration Procedures                      7

Section 6.  Registration Expenses                        14

Section 7.  Indemnification                              15

           (a)  Indemnification by the Company           15

           (b)  Indemnification by Holders               16

           (c)  Conduct of Indemnification Proceedings   16

           (d)  Contribution                             18

Section 8.  Underwritten Registrations                   19

Section 9.  Miscellaneous                                19

           (a)  Remedies                                 19

           (b)  Amendments and Waivers                   19

           (c)  Notices                                  19

           (e)  Successors and Assigns                   20

           (f)  Counterparts                             21

           (g)  Headings                                 21

           (h)  Governing Law                            21

           (i)  Severability                             21

(j)  Entire Agreement                                    21

                          REGISTRATION RIGHTS AGREEMENT

                  THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made and entered into as of September 15, 1999, by and between PAXSON COMMUNICATIONS CORPORATION, a Delaware corporation (together with is successors and assigns, the "Company"), NATIONAL BROADCASTING COMPANY, INC., a Delaware corporation (together with its successors and assigns, the "Investor"), and each other person who becomes a Holder hereunder.

                                    RECITALS

                  WHEREAS, pursuant to an Investment Agreement dated as of September 15, 1999 (the "Investment Agreement") between the Company and the Investor, the Investor is purchasing shares of Convertible Exchangeable Preferred Stock of the Company, par value $0.001 per share (including any securities into which such preferred stock may be or has been converted or exchanged in any merger, consolidation or reclassification, the "Preferred Stock"), that are convertible into Class A Common Stock of the Company, par value $0.001 per share (the "Class A Common Stock"); and

                  WHEREAS, pursuant to the Investment Agreement the Investor is purchasing warrants to purchase shares of Class A Common Stock (together with warrants received under the Investment Agreement, the "Warrants"); and

                  WHEREAS, pursuant to the Call Agreement dated as September 15, 1999 (the "Call Agreement") by and among Lowell W. Paxson, Second Crystal Diamond, Limited Partnership, and Paxson Enterprises, Inc. (collectively, the "Paxson Stockholders") and NBC Palm Beach Investments II, Inc., a California corporation, the Paxson Stockholders have agreed to a call arrangement with NBC Palm Beach Investments II, Inc., with respect to all of the Paxson Stockholders' shares of Class B Common Stock, par value $0.001 of the Company (the "Class B Common Stock", and, as covered by the Call Agreement, the "Call Shares"); and

                  WHEREAS, the Company's shares of Class A Common Stock are registered with the SEC and quoted on the American Stock Exchange; and

                  WHEREAS, to induce the Investor to execute and deliver the Investment Agreement and to enter into the transactions related thereto, the Company has agreed to provide to the Holders (as defined below) certain registration rights under the Securities Act; and

                  WHEREAS, the execution and delivery of this agreement by the parties hereto is a condition to the closing of the transactions contemplated by the Investment Agreement.

                  NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein and in the Investment Agreement, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

                  Section 1. Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

                  "Common Stock": The Class A Common Stock and the Class B Common Stock of the Company and any securities into which such common stock may be or has been converted or exchanged in any merger, consolidation or reclassification.

                  "Exchange Act": The Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

                  "Exchange Debentures": The Exchange Debentures due 2009 (if issued) issued under an Indenture among the parties thereto in the form as of the date hereof.

                  "Holders": Each Restricted Party that from time to time owns Registrable Securities and each of their permitted transferees pursuant to
Section 9(e) who agree to be bound by the provisions of this Agreement in accordance with said section; provided, however, that a Holder shall no longer be a Holder at the date that such Holder owns of record less than 10,000 shares of Registrable Securities.

                  "Prospectus": The prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to such prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

                  "Registrable Securities": All shares of Class A Common Stock
(i) held from time to time by the Holders who are Restricted Parties (the "Restricted Party Common Stock") or (ii) held by Holders who are not Restricted Parties (but only to the extent that such Class A Common Stock previously constituted Restricted Party Common Stock or Class A Common Stock described in clause (iii) below) or (iii) issued or issuable upon the conversion of Preferred Stock into Class A Common Stock or upon conversion of the Exchange Debentures into Class A Common Stock or (iv) issued or issuable upon the exercise of Warrants or (v) issuable upon conversion of the Call Shares, excluding shares of Class A Common Stock that have been disposed of by a Holder pursuant to a Registration Statement relating to the sale thereof that has become effective under the Securities Act or pursuant to Rule 144 or Rule 145 under the Securities Act. Registrable Securities shall also include any shares of the Class A Common Stock or other securities (or shares of Class A Common Stock underlying such other securities) that may be received by the Holders (x) as a result of a stock dividend on or stock split of Registrable Securities or (y) on account of Registrable Securities in a recapitalization of or other transaction involving the Company.

                  "Registration Statement": Any registration statement of the Company under the Securities Act that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the related Prospectus, any preliminary prospectus, all amendments and supplements to such registration statement (including post-effective amendments), all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

                  "Restricted Party": Each of Investor and each subsidiary of Investor.

                  "SEC": The Securities and Exchange Commission.

                  "Securities Act": The Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                  "Stockholder Agreement": The Stockholder Agreement, dated as of the date hereof, between the Company and the Investor, as such agreement may be amended, supplemented or otherwise modified from time to time.

                  "Underwritten Offering": A distribution, registered pursuant to the Securities Act, in which securities of the Company are sold to the public through one or more underwriters.


                  Section 2. Demand Registration.

                  (a) Requests for Registration by Holders. Subject to the terms and conditions of the Stockholder Agreement, at any time and from time to time, subject to the conditions set forth in this Agreement: (i) one or more Holders will have the right, by written notice delivered to the Company (a "Demand Notice"), to require the Company to register Registrable Securities under and in accordance with the provisions of the Securities Act (a "Demand Registration"), provided that the Holders may not make in the aggregate more than four (4) Demand Registrations under this Agreement; provided, further, that: (i) no such Demand Registration may be required unless the Holders requesting such Demand Registration provide to the Company a certificate (the "Authorizing Certificate"), seeking to include Registrable Securities in such Demand Registration with a market value of at least $100,000,000 in the case of any Underwritten Offering or $20,000,000 in all other cases (calculated based on the closing sale price of such securities on the principal securities exchange where such securities are listed on the business day immediately preceding the date of the Demand Notice) as of the date the Demand Notice is given; and (ii) no Demand Notice may be given prior to six (6) months after the effective date of the immediately preceding Demand Registration or, if later, the date on which a registration pursuant to this Section 2 is terminated in its entirety prior to the effective date of the applicable registration statement. The Authorizing Certificate shall set forth (A) the name of each Holder signing such Authorizing Certificate, (B) the number of Registrable Securities held by each such Holder, and, if different, the number of Registrable Securities such Holder has elected to have registered, and (C) the intended methods of disposition of the Registrable Securities. Notwithstanding the foregoing, a good faith decision by a Holder to withdraw Registrable Securities from registration will not affect the Company's obligations hereunder even if the amount remaining to be registered has a market value of less than $100,000,000 in the case of any Underwritten Offering or $20,000,000 in all other cases (calculated as aforesaid), provided that: (1) such continuing registration shall constitute a Demand Registration, (2) the withdrawing Holder reimburses the Company for any registration and filing fees (including any fees payable to the National Association of Securities Dealers, Inc. or any successor organization) it has incurred with respect to the withdrawn Registrable Securities (unless all Registrable Securities are withdrawn, in which case the withdrawing Holder(s) shall reimburse the Company for all costs and expenses incurred by it in connection with the registration of such Registrable Securities) and (3) such Holder (or the other Holders participating in the subject registration) did not include the withdrawn Registrable Securities as a means of circumventing the applicable $100,000,000 or $20,000,000 threshold described above. Subject to compliance with clause (2) of the preceding proviso, a registration that is terminated in its entirety prior to the effective date of the applicable registration statement will not constitute a Demand Registration.

                  (b) Filing and Effectiveness. The Company will file a Registration Statement relating to any Demand Registration as promptly as practicable (but in any event within 60 days) following the date on which the Demand Notice is received and will use all reasonable efforts to cause the same to be declared effective by the SEC as soon as practicable thereafter. If any Demand Registration is requested to be effected as a shelf registration pursuant to Rule 415 under the Securities Act by the Holders demanding such Demand Registration, the Company will keep the Registration Statement filed in respect thereof effective for a period of six (6) months from the date on which the SEC declares such Registration Statement effective (subject to extension pursuant to Section 5) or such shorter period that will terminate when all Registrable Securities covered by such Registration Statement have been sold pursuant to such Registration Statement.

                  Within ten (10) business days after receipt of such Demand Notice, the Company will serve written notice thereof (the "Notice") to all other Holders and will, subject to the provisions of Section 2(c), include in such registration all Registrable Securities with respect to which the Company receives written requests for inclusion therein within ten (10) business days after receipt of the Notice by the applicable Holder. Subject to the proviso at the end of Section 2(a), the Holder will be permitted to withdraw in good faith all or part of the Registrable Securities from a Demand Registration at any time prior to the effective date of such Demand Registration, in which event the Company will promptly amend or, if applicable, withdraw the related Registration Statement.

                  (c) Priority on Demand Registration. If Registrable Securities are to be registered pursuant to a Demand Registration, the Company shall provide written notice to the other Holders and will permit all such Holders who have timely and properly requested to be included in the Demand Registration to include any or all Registrable Securities held by such Holders in such Demand Registration. Notwithstanding the foregoing, if the managing underwriter or underwriters of an Underwritten Offering to which such Demand Registration relates advises the Holders that the total amount of Registrable Securities that such Holders intend to include in such Demand Registration is in the aggregate such as to materially and adversely affect the success of such offering, then the number of Registrable Securities to be included in such Demand Registration will, if necessary, be reduced and there will be included in such underwritten offering the number of Registrable Securities that, in the opinion of such managing underwriter or underwriters, can be sold without materially and adversely affecting the success of such Underwritten Offering. The Registrable Securities of the Holder or Holders initiating the Demand Registration shall receive priority in such Underwritten Offering to the full extent of the Registrable Securities such Holder or Holders desire to sell (unless these securities would materially and adversely affect the success of such offering, in which case the number of such Holder's Registrable Securities included in the offering shall be reduced to the extent necessary) and the remaining allocation available for sale, if any, shall be allocated pro rata among the other Holders on the basis of the amount of Registrable Securities requested to be included therein by each such Holder.

                  (d) Postponement of Demand Registration. The Company will be entitled to postpone the filing period of any Demand Registration or suspend the effectiveness of any Registration Statement for a reasonable period of time not in excess of 90 calendar days if the Company determines, in the good faith exercise of the business judgment of its Board of Directors, that such registration and offering could materially interfere with a bona fide business or financing transaction of the Company or would require disclosure of information, the premature disclosure of which could materially and adversely affect the Company. If the Company postpones the filing of, or suspends the effectiveness of, a Registration Statement, it will promptly notify the Holders in writing (i) when the events or circumstances permitting such postponement or suspension have ended and (ii) that the decision to postpone or suspend was made by the Board of Directors of the Company in accordance with this Section 2(d).

         Section 3.  Piggyback Registration.

                  (a) Right to Piggyback. If at any time the Company proposes to file a Registration Statement, whether or not for sale for the Company's own account, on a form and in a manner that would also permit registration of Registrable Securities, the Company shall give to Holders holding Registrable Securities, written notice of such proposed filing at least ten (10) business days before the anticipated filing. The notice referred to in the preceding sentence shall offer Holders holding at least 100,000 shares of Registrable Securities the opportunity to register such amount of Registrable Securities as each Holder may request (a "Piggyback Registration"). Subject to Section 3(b), the Company will include in each such Piggyback Registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein. Subject to clause (2) of the proviso at the end of Section 2(a), the Holders will be permitted to withdraw all or part of the Registrable Securities from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration.

                  Notwithstanding the foregoing, the Company will not be obligated to effect any registration of Registrable Securities under this
Section 3 as a result of the registration of any of its securities solely in connection with mergers, acquisitions, exchange offers, dividend reinvestment and share purchase plans offered solely to current holders of the Common Stock, rights offerings or option or other employee, directors or consultant benefit plans or other similar rights.

                  (b) Priority on Piggyback Registrations. The Company will cause the managing underwriter or underwriters of a proposed Underwritten Offering to permit Holders holding Registrable Securities requested to be included in the registration for such offering to include therein all such Registrable Securities requested to be so included on the same terms and conditions as any securities of the Company included therein (other than the indemnification by the Holders, which will be limited as set forth in Section 7 hereof). Notwithstanding the foregoing, if the managing underwriter or underwriters of such Underwritten Offering advises the Holders to the effect that the total amount of securities that such Holders and the Company propose to include in such Underwritten Offering is such as to materially and adversely affect the success of such offering, then the Company will include in such registration (i) first, 100% of the Class A Common Stock of the Person who requests such registration, if any, (ii) second, 100% of the Class A Common Stock the Company proposes to sell, and (iii) third, to the extent of the number of Registrable Securities requested to be included in such registration which, with the advice of such managing underwriter, can be sold without having the adverse effect referred to above, the number of Registrable Securities which the Holders have requested to be included in such registration, such amount to be allocated pro rata among all requesting Holders on the basis of the relative number of Registrable Securities then held by each such Holder.

                  Section 4. Restrictions on Sale by Holders. Each Holder agrees, if such Holder is so requested (pursuant to a timely written notice) by the managing underwriter or underwriters in an Underwritten Offering, not to effect any public sale or distribution of any of the Company's securities of such class or securities convertible or exchangeable into such class (except as part of such underwritten offering), including a sale pursuant to Rule 144 under the Securities Act, during the 15-calendar day period prior to, and during the 90-calendar day period beginning on, the closing date of such Underwritten Offering.

                  Section 5. Registration Procedures. In connection with the Company's registration obligations pursuant to Sections 2 and 3, the Company will effect such registrations to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company will as expeditiously as possible, and in each case to the extent applicable (it being understood that the obligations of the Company in clauses (a), (b), (d), (e), (h), (j), (k), (m), (n) and (p) of this
Section 5 will be subject to Section 2(d) and, except as provided in Section 2(a) and Section 3(b), the Holders will not have any right to effect an underwritten public offering under Section 3):

                  (a) Prepare and file with the SEC a Registration Statement or Registration Statements on any appropriate form under the Securities Act available for the sale of the Registrable Securities by the holders thereof in accordance with the intended method or methods of distribution thereof, and cause each such Registration Statement to become effective and remain effective as provided herein; provided, however, that before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including documents that would be incorporated or deemed to be incorporated therein by reference) the Company will furnish to the Holders holding Registrable Securities covered by such Registration Statement, not more than one counsel chosen by Holders holding a majority of the Registrable Securities being registered ("Special Counsel") and the managing underwriters, if any, copies of all such documents proposed to be filed, which documents will be subject to the review of such Holders, such Special Counsel and such underwriters, and the Company will not file any such Registration Statement or amendment thereto or any Prospectus or any supplement thereto (excluding such documents that, upon filing, will be incorporated or deemed to be incorporated by reference therein) to which the Holders holding a majority of the Registrable Securities covered by such Registration Statement or the managing underwriter, if any, shall reasonably conclude to potentially be misleading, omit a material fact or fail to comply with rules or common practice of the SEC or the securities industry.

                  (b) Prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective for the applicable periods specified in Section 2; cause the related Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement as so amended or in such Prospectus as so supplemented.

                  (c) Notify the selling Holders and the managing underwriters, if any, promptly, and (if requested by any such person) confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information, (iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iv) if at any time the representations and warranties of the Company contained in any agreement contemplated by Section 5(m) (including any underwriting agreement) cease to be true and correct in any material respect,
(v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (vi) of the occurrence of any event that makes any statement made in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in a Registration Statement, Prospectus or any such document so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (vii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

                  (d) Use every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest possible moment.

                  (e) If requested by the managing underwriters, if any, or Holders holding a majority of the Registrable Securities being registered, (i) promptly incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriters, if any, reasonably conclude, based on the advice of counsel, must be included therein as may be required by applicable law and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as practicable after the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment; provided, however, that the Company will not be required to take any actions under this Section 5(e) that are not, in the opinion of counsel for the Company, in compliance with applicable law.

                  (f) Furnish to each selling Holder and each managing underwriter, if any, without charge, at least one conformed copy of the Registration Statement and any post-effective amendment thereto, including financial statements (but excluding schedules, all documents incorporated or deemed incorporated therein by reference and all exhibits, unless requested in writing by such holder or underwriter).

                  (g) Deliver to each selling Holder and the underwriters, if any, without charge as many copies of the Prospectus or Prospectuses relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such persons may reasonably request; and, subject to the last paragraph of this Section 5, the Company hereby consents to the use of such Prospectus or each amendment or supplement thereto by each of the selling Holders and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto.

                  (h) Prior to any public offering of Registrable Securities, to register or qualify or cooperate with the selling Holders, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions within the United States as any seller or underwriter reasonably requests in writing; use all reasonable efforts to keep such registration or qualification (or exemption therefrom) effective during the period the applicable Registration Statement is required to be kept effective and do any and all other acts or things necessary or advisable to enable the disposition in each such jurisdiction of the Registrable Securities covered by the applicable Registration Statement; provided, however, that the Company will not be required to (i) qualify to do business in any jurisdiction where it is not then so required to be qualified or (ii) take any action that would subject it to taxation or service of process in any such jurisdiction where it is not then so subject.

                  (i) Cooperate with the selling Holders and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters, if any, shall request at least two business days prior to the closing of any sale of Registrable Securities to the underwriters.

                  (j) Upon the occurrence of any event contemplated by Section 5(c)(vi) or 5(c)(vii), prepare a supplement or post-effective amendment to each Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (k) If requested by Holders holding a majority of the Registrable Securities covered by such Registration Statement or the managing underwriters, if any, use its best efforts to cause all Registrable Securities covered by such Registration Statement to be (i) listed on each securities exchange, if any, on which securities issued by the Company of the same class are then listed or, if no such securities issued by the Company are then so listed, on the New York Stock Exchange or another national securities exchange if the securities qualify to be so listed or (ii) authorized to be quoted on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") or the National Market System of Nasdaq, if the securities qualify to be so quoted.

                  (l) As needed, (i) engage an appropriate transfer agent and provide the transfer agent with printed certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company and
(ii) provide a CUSIP number for the Registrable Securities.

                  (m) Enter into such customary agreements (including, in the event of an Underwritten Offering, an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and take all such other commercially reasonable and customary actions in connection therewith (including those reasonably requested by the Holders holding a majority of the Registrable Securities being sold or, in the event of an Underwritten Offering, those reasonably requested by the managing underwriters) in order to facilitate the disposition of such Registrable Securities and in such connection, but only where an underwriting agreement is entered into in connection with an underwritten registration, (i) make such representations and warranties to the underwriters with respect to the businesses of the Company and its subsidiaries, the Registration Statement, Prospectus and documents incorporated by reference or deemed incorporated by reference therein, if any, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings and confirm the same if and when requested; (ii) in the case of an Underwritten Offering, obtain opinions of counsel to the Company and updates thereof, which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any, addressed to each of the underwriters covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such underwriters; (iii) in the case of an Underwritten Offering, use reasonable efforts to obtain "comfort" letters and updates thereof from the independent certified public accountants of the Company (and, if necessary, any other certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data is, or is required to be, included in the Registration Statement), addressed to each of the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "comfort" letters in connection with underwritten offerings; and (iv) deliver such documents and certificates as may be reasonably requested by the managing underwriters, if any, to evidence the continued validity of the representations and warranties of the Company and its subsidiaries made pursuant to clause (i) above and to evidence compliance with any customary conditions contained in the underwriting agreement entered into by the Company. The foregoing actions will be taken in connection with each closing under such underwriting agreement as and to the extent required thereunder.

                  (n) Upon three (3) business days' notice, make available for reasonable inspection during normal business hours by a representative of the Holders holding Registrable Securities being sold, any underwriter participating in any disposition of Registrable Securities, and any attorney or accountant retained by such selling Holders or underwriter, all financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, and cause the officers, directors and employees of the Company and its subsidiaries to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement; provided, however, that any records, information or documents that are designated by the Company in writing as confidential at the time of delivery of such records, information or documents will be kept confidential by such persons unless (i) such records, information or documents are in the public domain or otherwise publicly available, (ii) disclosure of such records, information or documents is required by court or administrative order or is necessary to respond to inquiries of regulatory authorities, or
(iii) disclosure of such records, information or documents, in the reasonable opinion of counsel to such person, is otherwise required by law (including, without limitation, pursuant to the requirements of the Securities Act).

                  (o) Comply with all applicable rules and regulations of the SEC and make generally available to its security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) no later than 45 calendar days after the end of any 12-month period (or 90 calendar days after the end of any 12-month period if such period is a fiscal year), subject to any applicable extension pursuant to Rule 12b-25 of the Exchange Act, (i) commencing at the end of any fiscal quarter in which Registrable Securities are sold to underwriters in a firm commitment or best efforts underwritten offering, or (ii) if not sold to underwriters in such an offering, commencing on the first day of the first fiscal quarter of the Company, after the effective date of a Registration Statement, which statements shall cover such 12-month period.

                  (p) In connection with any Underwritten Offering, cause appropriate members of management to cooperate and participate on a reasonable basis in the underwriters' "road show" conferences related to such offering.

                  The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding the distribution of such Registrable Securities as the Company may, from time to time, reasonably request in writing, and the Company may exclude from such registration the Registrable Securities of any seller who unreasonably fails to furnish such information within a reasonable time after receiving such request. The Company may require each seller of Registrable Securities (i) to agree to sell such Registrable Securities on the basis reasonably provided in any underwriting agreements entered into in connection with such offering and (ii) to complete and execute all questionnaires, powers of attorney, custody agreements, indemnities, underwriting agreements and other documents required under the terms of such underwriting agreements.

                  Each Holder will be deemed to have agreed by virtue of its acquisition of Registrable Securities that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in Section 2(d), 5(c)(ii), 5(c)(iii), 5(c)(v), 5(c)(vi) or 5(c)(vii) ("Suspension Notice"), such Holder will forthwith discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus (a "Black- Out") until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 5(k), or until it is advised in writing (the "Advice") by the Company that the use of the applicable Prospectus may be resumed, and such Holder has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus. Except as expressly provided herein, there shall be no limitation with regard to the number of Suspension Notices that the Company is entitled to give hereunder; provided, however, that in no event shall the aggregate number of days the Holders are subject to Black-Out during any period of 12 consecutive months exceed 90 days.

                  Section 6. Registration Expenses. Subject to clause (2) of the proviso at the end of section 2(a), all fees and expenses incident to the performance of or compliance with this Agreement by the Company will be borne by the Company whether or not any of the Registration Statements become effective. Such fees and expenses will include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses for compliance with securities or "blue sky" laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing a reasonable number of prospectuses if the printing of such prospectuses is requested by the Holders holding a majority of the Registrable Securities included in any Registration Statement), (iii) messenger, telephone and delivery expenses incurred by the Company, (iv) fees and disbursements of counsel for the Company incurred by the Company, (v) fees and disbursements of all independent certified public accountants referred to in Section 5(m)(iii) (including the expenses of any special audit and "comfort" letter required by or incident to such performance) incurred by the Company, (vi) Securities Act liability insurance, if any, and (vii) fees and expenses of Special Counsel retained by the Holders in connection with the registration and sale of their Registrable Securities (which counsel will be selected by the Holders of a majority of the Registrable Securities being sold) not in excess of $50,000 per single registration. In addition, the Company will pay internal expenses (including without limitation all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange on which securities of the same class issued by the Company are then listed and the fees and expenses of any person, including special experts, retained by the Company. In no event, however, will the Company be responsible for any underwriting discount or selling commission with respect to any sale of Registrable Securities pursuant to this Agreement, and the Holders shall be responsible on a pro rata basis for any taxes of any kind (including, without limitation, transfer taxes) with respect to any disposition, sale or transfer of Registrable Securities and for any legal, accounting and other expenses incurred by them in connection with any Registration Statement.

                  Section 7. Indemnification.

                  (a) Indemnification by the Company. The Company will, without limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, each Holder holding Registrable Securities registered pursuant to this Agreement, the officers, directors and agents and employees of each of them, each person who controls such a Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of any such controlling person, from and against all losses, claims, damages, liabilities, costs (including without limitation the costs of investigation and attorneys' fees) and expenses (collectively, "Losses"), as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or form of Prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar and to the extent as the same are based upon information furnished in writing to the Company by such Holder for use therein; provided, however, that the Company will not be liable to any Holder to the extent that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Registration Statement, Prospectus or preliminary prospectus if either (A) (i) such Holder failed to send or deliver a copy of the Prospectus with or prior to the delivery of written confirmation of the sale by such Holder of a Registrable Security to the person asserting the claim from which such Losses arise and (ii) the Prospectus would have corrected such untrue statement or alleged untrue statement or such omission or alleged omission; or
(B) such untrue statement or alleged untrue statement, omission or alleged omission is corrected in an amendment or supplement to the Prospectus previously furnished by or on behalf of the Company with copies of the Prospectus, and such Holder thereafter fails to deliver such Prospectus as so amended or supplemented prior to or concurrently with the sale of a Registrable Security to the person asserting the claim from which such Losses arise.

                  (b) Indemnification by Holders. In connection with any Registration Statement in which a Holder is participating, such Holder will furnish to the Company in writing such information as the Company reasonably requests for use in connection with any Registration Statement, Prospectus or preliminary prospectus and will indemnify, to the fullest extent permitted by law, the Company, its directors and officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, from and against all Losses arising out of or based upon any untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary prospectus or arising out of or based upon any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company for use in such Registration Statement, Prospectus or preliminary prospectus and was relied upon by the Company in the preparation of such Registration Statement, Prospectus or preliminary prospectus. In no event will the liability of any selling Holder hereunder be greater in amount than the dollar amount of the proceeds (net of payment of all expenses) received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

                  (c) Conduct of Indemnification Proceedings. If any person shall become entitled to indemnity hereunder (an "indemnified party"), such indemnified party shall give prompt notice to the party from which such indemnity is sought (the "indemnifying party") of any claim or of the commencement of any action or proceeding with respect to which such indemnified party seeks indemnification or contribution pursuant hereto; provided, however, that the failure to so notify the indemnifying party will not relieve the indemnifying party from any obligation or liability except to the extent that the indemnifying party has been prejudiced materially by such failure. All reasonable fees and expenses (including any reasonable fees and expenses incurred in connection with investigating or preparing to defend such action or proceeding) will be paid to the indemnified party (provided appropriate documentation for such expenses is also submitted with such notice), as incurred, within five calendar days of written notice thereof to the indemnifying party (regardless of whether it is ultimately determined that an indemnified party is not entitled to indemnification hereunder). The indemnifying party will not consent to entry of any judgment or enter into any settlement or otherwise seek to terminate any action or proceeding in which any indemnified party is or could be a party and as to which indemnification or contribution could be sought by such indemnified party under this Section 7, unless such judgment, settlement or other termination includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release, in form and substance reasonably satisfactory to the indemnified party, from all liability in respect of such claim or litigation for which such indemnified party would be entitled to indemnification hereunder. In the case of parties indemnified pursuant to Section 7(a) above, counsel to the indemnified parties shall be selected by the Holder which is the indemnified party and, in the case of parties indemnified pursuant to Section 7(b) above, counsel to the indemnified parties shall be selected by the Company. Notwithstanding the foregoing sentence, in case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party. Notwithstanding the election of the indemnifying party to assume the defense of such litigation or proceeding, such indemnified party shall have the right to employ separate counsel and to participate in the defense of such litigation or proceeding, and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel and shall pay such fees, costs and expenses at least quarterly (provided that with respect to any single litigation or proceeding or with respect to several litigations or proceedings involving substantially similar legal claims, such indemnifying party shall not be required to bear the fees, costs and expenses of more than one such counsel) if (i) in the reasonable judgment of such indemnified party the use of counsel chosen by such indemnifying party to represent such indemnified party would present such counsel with a conflict of interest, (ii) the defendants in, or targets of, any such litigation or proceeding include both an indemnifying party and an indemnified party, and such indemnified party shall have reasonably concluded that there may be legal defenses available to it or to other indemnified parties which are different from or additional to those available to such indemnifying party (in which case such indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party), (iii) such indemnifying party shall not have employed counsel satisfactory to such indemnifying party, in the exercise of such indemnified party's reasonable judgment, to represent such indemnified party within a reasonable time after notice of the institution of such litigation or proceeding or (iv) any indemnifying party shall authorize in writing such indemnified party to employ separate counsel at the expense of such indemnifying party.

                  (d) Contribution. If the indemnification provided for in this
Section 7 is unavailable to an indemnified party under Section 7(a) or 7(b) in respect of any Losses or is insufficient to hold such indemnified party harmless, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, will, severally but not jointly, contribute to the amount paid or payable by such indemnified party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party or indemnifying parties, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such indemnifying party or indemnifying parties, on the one hand, and such indemnified party, on the other hand, will be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or related to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses will be deemed to include any legal or other fees or expenses incurred by such party in connection with any action or proceeding.

                  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 7(d), an indemnifying party that is a selling Holder will not be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities sold by such indemnifying party and distributed to the public were offered to the public exceeds the amount of any damages that such indemnifying party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

                  The indemnity, contribution and expense reimbursement obligations of the Company hereunder will be in addition to any liability the Company may otherwise have hereunder or otherwise. The provisions of this
Section 7 shall survive the sale of the Registrable Securities pursuant to a Registration Statement, notwithstanding any permitted transfer of the Registrable Securities by any Holder thereof or any termination of this Agreement.

                  Section 8. Underwritten Registrations. If any of the Registrable Securities included in any Demand Registration are to be sold in an Underwritten Offering, the Holders holding a majority of the Registrable Securities included in the Demand Notice may select an investment banker or investment bankers and manager or managers to manage the Underwritten Offering, provided that such investment banker or bankers is (are) reasonably acceptable to the Company. If any Piggyback Registration is an Underwritten Offering, the Company will have the exclusive right to select the investment banker or investment bankers and managers to administer the offering. The Company agrees that, in connection with any Underwritten Offering hereunder, it shall undertake to offer customary indemnification to the participating underwriters.

                  Section 9. Miscellaneous.

                  (1) Remedies. In the event of a breach by a party of its obligations under this Agreement, each other party, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. Each party agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of any provision of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it will waive the defense that a remedy at law would be adequate.

                  (b) Amendments and Waivers. The provisions of this Agreement may not be amended, modified or supplemented without the prior written consent of the Company, and Holders holding in excess of 50% of the Registrable Securities in respect of which Registrable Securities are issuable.

                  (c) Notices. Except as set forth below, all notices and other communications provided for or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by telex or telecopier, registered or certified mail (return receipt requested), postage prepaid or courier or overnight delivery service to the Company at the following address and to a Holder at the address set forth on his or her signature page to this Agreement (or at such other address for any party as shall be specified by like notice, provided that notices of a change of address shall be effective only upon receipt thereof):

If to the Company:                    Paxson Communications Corporation
                                      601 Clearwater Park Road
                                      West Palm Beach, Florida 33401
                                      Attention: Chief Executive Officer
                                      Fax: 561-655-9424

With a copy to:                       Paxson Communications Corporation
                                      601 Clearwater Park Road
                                      West Palm Beach, Florida 33401
                                      Attention: General Counsel
                                      Fax: 561-655-4754

If to the Investor:
                                      National Broadcasting Company, Inc.
                                      30 Rockefeller Plaza
                                      New York, New York 10112
                                      Attention: General Counsel
                                      Fax: 212-664-2648

With a copy to:                       Simpson Thacher & Bartlett
                                      425 Lexington Avenue
                                      New York, NY  10017
                                      Attention: John W. Carr
                                      Fax:  (212) 455-2502


                  (d) Merger or Consolidation of the Company. If the Company is a party to any merger or consolidation pursuant to which the Preferred Stock or Registrable Securities are converted into or exchanged for securities or the right to receive securities of any other person ("Conversion Securities"), the issuer of such Conversion Securities shall assume (in a writing delivered to all Holders) all obligations of the Company hereunder. The Company will not effect any merger or consolidation described in the immediately preceding sentence unless the issuer of the Conversion Securities complies with this Section 9(d).

                  (e) Successors and Assigns. Subject to the terms and conditions of the Stockholder Agreement, (i) any transferee of all or a portion of the Preferred Stock or Registrable Securities and (ii) any Restricted Party that holds Registrable Securities shall become a Holder hereunder to the extent it agrees in writing to be bound by all of the provisions applicable hereunder to the transferring Holder (such acknowledgment being evidenced by execution of a Counterpart and Acknowledgment substantially in the form of Exhibit A). Subject to the requirements of this Section 9(e), this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto.

                  (f) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same instrument.

                  (g) Headings. The headings in this Agreement are for convenience of reference only and will not limit or otherwise affect the meaning.

                  (h) Governing Law. This agreement will be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York.

                  (i) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein will remain in full force and effect and will in no way be affected, impaired or invalidated, and the parties hereto will use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

                  (j) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be the complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein, with respect to such subject matter. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.


[SIGNATURE PAGE FOLLOWS]

                  IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto or by their respective duly authorized representatives, all as of the date first above written.


                        PAXSON COMMUNICATIONS CORPORATION


                        By:  /s/ Lowell W. Paxson
                             Name:  Lowell W. Paxson
                             Title: Chairman of the Board


                        NATIONAL BROADCASTING COMPANY, INC.


                        By:  /s/ Thomas A. Rogers
                             Name:  Thomas A. Rogers
                             Title: Executive Vice President

                                    EXHIBIT A


                          REGISTRATION RIGHTS AGREEMENT
                         COUNTERPART AND ACKNOWLEDGMENT


TO:      The Company

RE: The Registration Rights Agreement (the "Agreement") dated as of _______, 1999, by and among the Company and the Holders (as defined in the Agreement)


                  The undersigned hereby agrees to be bound by the terms of the Agreement as a party to the Agreement, and shall be entitled to all benefits of the Holders (as defined in the Agreement) and shall be subject to all obligations and restrictions of the Holders pursuant to the Agreement, as fully and effectively as though the undersigned had executed a counterpart of the Agreement together with the other parties to the Agreement. The undersigned hereby acknowledges having received and reviewed a copy of the Agreement.

                  DATED this _____ day of ____________, _____




                                   By:
                                         -----------------------
                                   Title:
                                         -----------------------


                                    Number of
                                    Shares of
                                    Registrable Securities:

Exhibit 5

                                 CALL AGREEMENT


                  CALL AGREEMENT, dated as of September 15, 1999 (this "Agreement"), by and among, MR. LOWELL W. PAXSON, SECOND CRYSTAL DIAMOND
LIMITED PARTNERSHIP, a Nevada limited partnership, and PAXSON ENTERPRISES, INC., a Nevada corporation (collectively, the "Call Stockholders") and NBC PALM BEACH INVESTMENT II, INC., a California corporation (together, with its permitted transferees, the "Investor").


                              W I T N E S S E T H:

                  WHEREAS, concurrently with the execution and delivery of this Agreement, Paxson Communications Corporation, a Delaware corporation (the "Company") and the National Broadcasting Company, Inc., a Delaware corporation, have entered into an Investment Agreement, dated as of September 15, 1999 (the "Investment Agreement"); and

                  WHEREAS, the Call Stockholders are the record and beneficial owners of 8,311,639 shares of Class B Common Stock, par value $0.001 per share, of the Company; and

                  WHEREAS, the Call Stockholders have agreed to grant the Investor the right to purchase the Call Shares subject to certain terms and conditions.

                  NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:


                                    ARTICLE I

                                  DEFINED TERMS

                  Section 1.1. Definitions. Unless otherwise defined herein, capitalized terms defined in the Investment Agreement are used herein as defined therein. As used in this Agreement, the following terms shall have the meanings set forth below:

                  "Call Shares" shall mean the 8,311,639 shares of Class B Common Stock, par value $0.001 per share, of the Company, and any shares of Common Stock or other securities that may be received by the Call Stockholders with respect to such Call Shares (x) as a result of a stock dividend on or split of Call Shares or (y) on account of Call Shares in a merger, combination, recapitalization or other transaction involving the Company.

                                   ARTICLE II

                                   CALL RIGHT

                  Section 2.1 Call Right. (a) The Call Stockholders hereby grant to the Investor an irrevocable option to (i) purchase from the Call Stockholders all of the Call Shares on the terms and conditions set forth herein and (ii) to designate a nominee to purchase from the Call Stockholders all of the Call Shares on the terms and conditions set forth herein (the "Call Right").

                  (b) At any time on or after February 1, 2002 or, if sooner, the triggering of the Investor's right to effect an Accelerated Buyout, provided the Investor has exercised in full Warrant B, the Investor may exercise the Call Right, in whole but not in part, and purchase the Call Shares for a purchase price (the "Call Price") equal to the greater of (i) $22.50 per share, if the Call Right is exercised by delivery of the Call Notice (as defined below) on or prior to the third anniversary of the Closing Date, or $20.00 per share, if the Call Right is exercised by delivery of the Call Notice after the third anniversary of the Closing Date or in the event of an Accelerated Buyout (the "Call Floor Price") and (ii) the average of the closing prices of the Class A Common Stock on the American Stock Exchange (or other applicable exchange), for the 45 consecutive trading days ending on the trading date immediately preceding the date of the Call Notice; provided that notwithstanding the foregoing, in the case of clause (ii) the Call Price shall not be lower than 17.5% below, or higher than 17.5% above, the average of the closing sales prices of the Common Stock for the six-month period ending on the trading date immediately preceding the date of the Call Notice. The Call Price (and the reference to $22.50 and $20.00) shall be subject to adjustment in the same manner as the Exercise Price is adjusted in Section 9 of Warrant A.

                  Section 2.2 Call Notice. Notice of the exercise of the Call Right (the "Call Notice") shall be sent to the Call Stockholders at the addresses provided for in Section 5.1. The Call Notice shall state the Call Price and the manner, time and place at which payment for the Call Shares will be made. The Investor shall fix the date for the exercise of the Call Right (the "Call Date") no earlier than thirty (30) but not more than sixty (60) days after the Call Notice is sent, unless otherwise agreed to by the Investor and the Call Stockholders.

                  Section 2.3 Closing. The closing ("Call Closing") of the exercise of the Call Right shall take place on the Call Date at the place designated by the Investor and set forth in the Call Notice. At the Call Closing
(i) the Call Stockholders shall deliver to the Investor, or its nominee, certificates representing all of the Call Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank, with all necessary stock transfer stamps affixed thereto and (ii) the Investor, or its nominee, shall pay the aggregate Call Price by wire transfer in immediately available funds to the account or accounts specified by the Call Stockholders three days prior to the date of the Call Closing. The obligation of the Investor to pay the Call Price shall be subject to the receipt of all the Call Shares free and clear of any Lien.

                  Section 2.4 Limitation on Transfer of the Call Shares. The Call Stockholders shall not Transfer any of the Call Shares except as specifically permitted pursuant to this Section 2.4. Prior to the sixth anniversary of the date hereof, the Call Stockholders may not Transfer the Call Shares. If the Investor has not exercised the Call Right prior to the sixth anniversary of the Closing Date, then thereafter (i) upon ninety (90) days' prior written notice to the Investor and (ii) subject to the restrictions on Transfer set forth in Section 4.2 of the Stockholder Agreement, the Call Stockholders may transfer any or all of the Call Shares; provided, however, that during such ninety day notice period, the Investor may exercise the Call Right pursuant to this Agreement. Upon any permitted transfer of the Call Shares pursuant to this Section 2.4, such transferred Call Shares shall no longer be subject to the Call Right.

                  Section 2.5 Conversion of Call Shares. The Call Stockholders shall not convert any of the Call Shares into any other security of the Company.

                  Section 2.6 Legends. The Call Stockholders agree to the imprinting, for so long as appropriate, of substantially the following legends on certificates representing any of the Call Shares:

         THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A STOCKHOLDER AGREEMENT, DATED AS OF SEPTEMBER 15, 1999, AMONG PAXSON COMMUNICATIONS CORPORATION, LOWELL W. PAXSON, SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP, PAXSON ENTERPRISES AND NATIONAL BROADCASTING COMPANY, INC.

         THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A CALL AGREEMENT DATED AS OF SEPTEMBER 15, 1999, AMONG SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP, PAXSON ENTERPRISES, INC. AND NATIONAL BROADCASTING COMPANY, INC.


                  Section 2.7 Expiration of the Call Right. The Call Right shall expire on the earlier of (i) the termination of the Investor Rights pursuant to
Section 10.12 of the Investment Agreement and (ii) the tenth anniversary of the date hereof.


                                   ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

                  Section 3.1. Representations and Warranties of the Call Stockholders. Each Call Stockholder represents and warrants to the Investor as follows:

V) Corporate Existence; Compliance with Law. Such Call Stockholder, if not an individual, (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) is duly qualified to conduct business and is in good standing in each jurisdiction where the conduct of its affairs requires such qualification; (iii) has the requisite corporate, partnership, trust or other power and authority and the legal right to own, pledge, mortgage or otherwise encumber its properties, and to conduct its affairs as now, heretofore and proposed to be conducted; (iv) is in compliance with its charter, by-laws and other organizational documents; and (vi) is in compliance with all applicable provisions of law (including, without limitation, the Communications Act), except where the failure to comply, individually or in the aggregate, (x) could not reasonably be expected to have a material adverse effect on such Call Stockholder (y) or would not have an adverse effect on the ability of such Call Stockholder to perform its obligations hereunder.

VI) Corporate Power, Authorization, Enforceable Obligations. The execution, delivery and performance by such Call Stockholder of this Agreement and its obligations hereunder: (i) are within its corporate, partnership, trust or other power; (ii) have been duly authorized by all necessary or proper corporate, partnership, trust and shareholder or other action; (iii) do not contravene any provision of its charter, bylaws or other organizational documents; (iv) do not violate any law or regulation, or any order or decree of any court or governmental entity applicable to it; (v) do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any material indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Person is a party or by which it or any of its property is bound; (vi) do not result in the creation or imposition of any material Lien upon any of its property; and (vii) do not require the consent or approval of any other Person, except (A) the filing of all notices, reports and other documents required by, and the expiration of all waiting periods under, the HSR Act, and (B) the filing of all notices, reports and other documents required by the rules and regulations promulgated by the FCC. This Agreement is duly executed and delivered by such Call Stockholder and this Agreement constitutes the legal, valid and binding obligation of such Call Stockholder enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditor's rights generally and subject to the availability of equitable remedies.

VII) Capitalization; Ownership. As of the date hereof and upon delivery of and payment for the Call Shares at the Call Closing as provided herein, the Investor will acquire good title to the Call Shares, free and clear of all Liens (other than any Lien created by the Investor). Such Call Stockholder is not a party to, and none of them have any knowledge of any, voting trusts, proxies or any other agreements or understandings with respect to the Call Shares. Upon delivery to the Investor, and payment for the Call Shares pursuant to the Call Agreement, the Investor shall own all of the outstanding shares of Class B Common Stock.

                  Section 3.2. Survival of Representations and Warranties. All representations and warranties made herein or in any certificates delivered in connection with the Call Closing shall survive for a period of three years after the Call Closing.

                                   ARTICLE IV

                                OTHER AGREEMENTS

                  Section 4.1 Governmental Filings. Each of the Call Stockholders and the Investor will make as promptly as practicable after notice to such effect by the Investor to the Call Stockholders, all filings required to be made, if any, by it under the Communications Act or the rules and regulations related thereto with regard to the transactions which are the subject of this Agreement (including, without limitation, the purchase of shares pursuant to the Call Agreement and the holding of the Call Shares) and each of them will take all reasonable steps within its control (including providing information to the FCC) to obtain any required consents or approvals as promptly as practicable. The Call Stockholders and the Investor will each provide information and cooperate in all other respects to assist the other of them in making its filings under the Communications Act.


                                    ARTICLE V

                                  MISCELLANEOUS

                  Section 5.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered personally, by telecopier or sent by overnight courier as follows:

                  (a)      If to the Investor, to:

                           NBC PALM BEACH INVESTMENT II, INC.

                           c/o National Broadcasting Company, Inc.
                           30 Rockefeller Plaza
                           New York, New York 10112
                           Attention: General Counsel
                           Fax: 212-664-2648

                           with a copy to:

                           Simpson Thacher & Bartlett
                           425 Lexington Avenue
                           New York, New York 10017
                           Attention: John W. Carr
                           Fax: (212) 455-2502


                  (b)      If to the Call Stockholders, to:

                           Lowell W. Paxson
                           601 Clearwater Park Road
                           West Palm Beach, Florida 33401
                           Fax: 561-655-9424

         or to such other address or addresses as shall be designated in writing. All notices shall be effective when received.

                  Section 5.2 Entire Agreement; Amendment. This Agreement and the Stockholder Agreement and the documents described herein and therein or attached or delivered pursuant hereto or thereto set forth the entire agreement between the parties hereto with respect to the transactions contemplated by this Agreement. Any provision of this Agreement may be amended or modified in whole or in part at any time by an agreement in writing between the parties hereto executed in the same manner as this Agreement. No failure on the part of any party to exercise, and no delay in exercising, any right shall operate as a waiver thereof nor shall any single or partial exercise by any party of any right preclude any other or future exercise thereof or the exercise of any other right.

                  Section 5.3 Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

                  Section 5.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same document.

                  SECTION 5.5 GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED AND PERFORMED WITHIN SUCH STATE, AND EACH PARTY HEREBY SUBMITS TO THE JURISDICTION OF ANY STATE OR U.S. FEDERAL COURT SITTING WITHIN THE COUNTY OF NEW YORK. THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT.

                  Section 5.6 Successors and Assigns; Third Party Beneficiaries. The Call Stockholders may not assign any of their rights or delegate any of its duties under this Agreement without the prior written consent of the Investor. Subject to applicable law and the following sentence, the Investor may assign its rights under this Agreement in whole or in part only in accordance with the Stockholder Agreement or to any Affiliate of the Investor, but no such assignment shall relieve the Investor of its obligations hereunder. The Investor shall not assign any rights under this Agreement unless such assignee expressly assumes all of the obligations of the Investor associated with the rights proposed to be assigned. Any purported assignment in violation of this Section shall be void. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any Person other than the parties hereto and their respective successors, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and their respective successors, and for the benefit of no other Person.

                  Section 5.7 Arbitration. Any controversy, dispute or claim arising out of, in connection with or in relation to the interpretation, performance or breach of this Agreement, shall be determined, at the request of any party, by arbitration in a city mutually agreeable to the parties to such controversy, dispute or claim, or, failing such agreement, in New York, New York, before and in accordance with the then-existing Rules for Commercial Arbitration of the American Arbitration Association, and any judgment or award rendered by the arbitrator will be final, binding and unappealable and judgment may be entered by any state or Federal court having jurisdiction thereof. The pre-trial discovery procedures of the Federal Rules of Civil Procedure shall apply to any arbitration under this Section 4.7. Any controversy concerning whether a dispute is an arbitrable dispute or as to the interpretation or enforceability of this Section 4.7 shall be determined by the arbitrator. The arbitrator shall be a retired or former United States District Judge or other person acceptable to each of the parties, provided such individual has substantial professional experience with regard to corporate or partnership legal matters. The parties intend that this agreement to arbitrate be valid, enforceable and irrevocable.

                  Section 5.8 Remedies. No right, power or remedy conferred upon the Investor in this Agreement shall be exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy whether conferred in this Agreement or now or hereafter available at law or in equity or by statute or otherwise. No course of dealing between the Investor, the Company and the Call Stockholders and no delay in exercising any right, power or remedy conferred in this Agreement or now or hereafter existing at law or in equity or by statute or otherwise shall operate as a waiver or otherwise prejudice any such right, power or remedy. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

                  Section 5.9 Further Assurances. Each party shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby.


                  Section 5.10 Headings, Captions and Table of Contents. The section headings, captions and table of contents contained in this Agreement are for reference purposes only, are not part of this Agreement and shall not affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto or by their respective duly authorized representative all as of the date first above stated.


                          SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP
                          By: Paxson Enterprises, Inc.



                          By:  /s/ Lowell W. Paxson
                               Name:  Lowell W. Paxson
                               Title: President


                          PAXSON ENTERPRISES, INC.


                          By:  /s/ Lowell W. Paxson
                               Name:  Lowell W. Paxson
                               Title: President



                          NBC PALM BEACH INVESTMENT II, INC.



                          By: /s/ Thomas A. Rogers_
                              Name:  Thomas A. Rogers
                              Title: Vice President


                          MR. LOWELL W. PAXSON



                          BY:  /s/ Lowell W. Paxson

Exhibit 6

                    CERTIFICATE OF DESIGNATION OF THE POWERS,
                    PREFERENCES AND RELATIVE, PARTICIPATING,
                OPTIONAL AND OTHER SPECIAL RIGHTS OF 8% SERIES B
                    CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
            AND QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS THEREOF



                         Pursuant to Section 151 of the
                General Corporation Law of the State of Delaware




         Paxson Communications Corporation (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that, pursuant to authority conferred upon the board of directors of the Corporation (the "Board of Directors") by its Certificate of Incorporation, as amended (hereinafter referred to as the "Certificate of Incorporation"), and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, said Board of Directors, on September 9, 1999, duly approved and adopted the following resolution (the "Resolution"):

                  RESOLVED, that, pursuant to the authority vested in the Board of Directors by its Certificate of Incorporation, the Board of Directors does hereby create, authorize and provide for the issuance of 8% Series B Convertible Exchangeable Preferred Stock, par value $.001 per share, with a liquidation preference of $10,000 per share, consisting of 41,500 shares, having the designations, preferences, relative, participating, optional and other special rights and the qualifications, limitations and restrictions thereof that are set forth in the Certificate of Incorporation and in this Resolution as follows:

         (a) Designation. There is hereby created out of the authorized and unissued shares of Preferred Stock of the Corporation a class of Preferred Stock designated as the "8% Series B Convertible Exchangeable Preferred Stock." The number of shares constituting such class shall be 41,500 and are referred to as the "Series B Convertible Preferred Stock." The liquidation preference of the Series B Convertible Preferred Stock shall be $10,000.00 per share.

         (b) Rank. The Series B Convertible Preferred Stock shall, with respect to dividends and distributions upon liquidation, winding up or dissolution of the Corporation, rank (i) senior to all classes of Common Stock of the Corporation and to each other class of Capital Stock of the Corporation or series of Preferred Stock of the Corporation hereafter created, the terms of which do not expressly provide that it ranks senior to, or on a parity with, the Series B Convertible Preferred Stock as to dividends and distributions upon liquidation, winding up or dissolution of the Corporation (collectively referred to, together with all classes of Common Stock of the Corporation, as "Junior Securities"); (ii) on a parity with any class of Capital Stock of the Corporation or series of Preferred Stock of the Corporation hereafter created the terms of which expressly provide that such class or series will rank on a parity with the Series B Convertible Preferred Stock as to dividends and distributions upon liquidation, winding up or dissolution (collectively referred to as "Parity Securities"), provided that any such Parity Securities not issued in accordance with the requirements of paragraph (f)(i) hereof shall be deemed to be Junior Securities and not Parity Securities; and (iii) junior to the Existing Preferred Stock and to each other class of Capital Stock of the Corporation or series of Preferred Stock of the Corporation hereafter created the terms of which expressly provide that such class or series will rank senior to the Series B Convertible Preferred Stock as to dividends and distributions upon liquidation, winding up or dissolution of the Corporation (collectively referred to as "Senior Securities"), provided that any such Senior Securities not issued in accordance with the requirements of paragraph (f)(i) hereof shall be deemed to be Junior Securities and not Senior Securities.

         (c)      Dividends.

                  (i) Beginning on the Issue Date, the Holders of the outstanding shares of Series B Convertible Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends on each share of Series B Convertible Preferred Stock at the higher of (determined on a cumulative basis from the Issue Date to the date of such determination) (x) a rate per annum equal to 8% of the Original Issue Price, which rate shall be adjusted on the fifth anniversary of the Issue Date to equal the Cost of Capital Dividend Rate, which rate shall remain in effect thereafter for so long as the Series B Convertible Preferred Stock shall be outstanding, and (y) the aggregate cash dividends per share paid on the Class A Common Stock from the Issue Date to the date of such determination, multiplied by the number of shares of Class A Common Stock into which each share of Series B Convertible Preferred Stock is convertible. All dividends shall be cumulative, whether or not earned or declared, on a daily basis from the Issue Date, but shall be payable only at such time or times as may be fixed by the Board of Directors or as otherwise provided herein. Dividends shall be payable to the Holders of record as they appear on the stock books of the Corporation on such dates as the Board of Directors may determine with respect to such dividends. Dividends shall cease to accumulate in respect of shares of the Series B Convertible Preferred Stock on the date of the redemption of such shares unless the Corporation shall have failed to pay the relevant redemption price on the date fixed for redemption.

                  (ii) All dividends paid with respect to shares of the Series B Convertible Preferred Stock pursuant to paragraph (c)(i) shall be paid pro rata to the Holders entitled thereto.

                  (iii) Dividends payable on the Series B Convertible Preferred Stock for any period less than a year shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in the period for which payable.

         (d)      Liquidation Preference.

                  (i) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the Holders of shares of Series B Convertible Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders and before any distribution shall be made or any assets distributed to the holders of any of the Junior Securities, including, without limitation, the Common Stock of the Corporation, an amount in cash equal to the greater of (A) the liquidation preference for each share outstanding, plus without duplication, an amount in cash equal to accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding up, and (B) the amount per share payable upon liquidation, dissolution or winding up to the holders of shares of the Corporation's Class A Common Stock (without deduction for the liquidation preference otherwise payable pursuant to clause (A) hereof), multiplied by the number of such shares into which the shares of Series B Convertible Preferred Stock are then convertible. Except as provided in the preceding sentence, Holders of Series B Convertible Preferred Stock shall not be entitled to any distribution in the event of any liquidation, dissolution or winding up of the affairs of the Corporation. If the assets of the Corporation are not sufficient to pay in full the liquidation payments payable to the Holders of outstanding shares of the Series B Convertible Preferred Stock and all Parity Securities, then, (x) should the holders of the Series B Convertible Preferred Stock be entitled to receive the liquidation amount described in clause (A) above, the holders of all such shares shall share equally and ratably in such distribution of assets first in proportion to the full liquidation preference to which each is entitled until such preferences are paid in full, and then in proportion to their respective amounts of accumulated but unpaid dividends; and (y) should the holders of the Series B Convertible Preferred Stock be entitled to receive the liquidation amount described in clause (B) above, the holders of all such shares shall share equally and ratably in such distribution of assets in proportion to the full liquidation payments to which each is entitled.

                  (ii) For the purposes of this paragraph (d), neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation nor the consolidation or merger of the Corporation with or into one or more entities shall be deemed to be a liquidation, dissolution or winding up of the affairs of the Corporation.

         (e)      Redemption.

                  (i) Optional Redemption. (A) Commencing on the fifth anniversary of the Issue Date, the Corporation may, at its option, at any time and from time to time, redeem, in whole or in part, in the manner provided for in paragraph (e)(ii) hereof, any or all of the outstanding shares of Series B Convertible Preferred Stock, at a price per share equal to the Redemption Price.

                  (B) In the event of a redemption pursuant to paragraph
(e)(i)(A) hereof of only a portion of the then outstanding shares of the Series B Convertible Preferred Stock, the Corporation shall effect such redemption on a pro rata basis according to the number of shares held by each Holder of the Series B Convertible Preferred Stock, except that the Corporation may redeem all shares held by any Holders of fewer than one share (or shares held by Holders who would hold less than one share as a result of such redemption), as may be determined by the Corporation, provided that no optional redemption shall be authorized or made unless prior thereto full accumulated and unpaid dividends are declared and paid in full, or declared and a sum in cash set apart sufficient for such payment, on the Series B Convertible Preferred Stock for all dividends prior to the Redemption Date.

                  (ii) Procedures for Redemption. (A) At least 90 days prior to the date fixed for any redemption of the Series B Convertible Preferred Stock pursuant to paragraph (e)(i), written notice (the "Redemption Notice") shall be given by first class mail, postage prepaid, to each Holder of record on the record date fixed for such redemption of the Series B Convertible Preferred Stock at such Holder's address as it appears on the stock books of the Corporation, provided that no failure to give such notice nor any deficiency therein shall affect the validity of the procedure for the redemption of any shares of Series B Convertible Preferred Stock to be redeemed except as to the Holder or Holders to whom the Corporation has failed to give said notice or to whom such notice was defective. The Redemption Notice shall state:

                  (1)  the Redemption Price;

                  (2) whether all or less than all the outstanding shares of the Series B Convertible Preferred Stock are to be redeemed and the total number of shares of the Series B Convertible Preferred Stock being redeemed;

                  (3)  the date fixed for redemption;

                  (4) that the Holder is to surrender to the Corporation, in the manner, at the place or places and at the price designated, his certificate or certificates representing the shares of Series B Convertible Preferred Stock to be redeemed; and

                  (5) that dividends on the shares of the Series B Convertible Preferred Stock to be redeemed shall cease to accumulate on such Redemption Date unless the Corporation defaults in the payment of the Redemption Price.

                  (B) Each Holder of Series B Convertible Preferred Stock shall surrender the certificate or certificates representing such shares of Series B Convertible Preferred Stock to the Corporation, duly endorsed (or otherwise in proper form for transfer, as determined by the Corporation), in the manner and at the place designated in the Redemption Notice, and on the Redemption Date the full Redemption Price, for such shares shall be payable in cash to the Person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled and retired. In the event that less than all of the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

                  (C) On and after the Redemption Date, unless the Corporation defaults in the payment in full of the Redemption Price, dividends on the Series B Convertible Preferred Stock called for redemption shall cease to accumulate on the Redemption Date, and all rights of the Holders of redeemed shares shall terminate with respect thereto on the Redemption Date, other than the right to receive the Redemption Price, without interest; provided, however, that if a notice of redemption shall have been given as provided in paragraph (ii)(A) above and the funds necessary for redemption (including an amount in respect of all dividends that will accrue to the Redemption Date) shall have been segregated and irrevocably deposited in trust for the equal and ratable benefit of the Holders of the shares to be redeemed, then, at the close of business on the day on which such funds are segregated and set aside, the Holders of the shares to be redeemed shall cease to be stockholders of the Corporation and shall be entitled only to receive the Redemption Price.

                  (iii) Redemption at the Option of the Holders. The Series B Convertible Preferred Stock is subject to redemption at the option of certain Holders in accordance with the terms and conditions set forth in Article IX of the Investment Agreement.

         (f) Voting Rights. Holders of Series B Convertible Preferred Stock shall have no voting rights, except as required by the General Corporation Law of the State of Delaware, and as expressly provided in this Certificate of Designation.

                  (i) (A) So long as any shares of the Series B Convertible Preferred Stock are outstanding, the Corporation may not issue any additional shares of Series B Convertible Preferred Stock, any new class of Parity Securities or Senior Securities (or amend the provisions of any existing class of capital stock to make such class of capital stock Parity Securities or Senior Securities) without the approval of the holders of at least a majority of the shares of Series B Convertible Preferred Stock then outstanding, voting or consenting, as the case may be, together as one class; provided, however, that the Corporation may, without the approval of the holders of at least a majority of the shares of Series B Convertible Preferred Stock then outstanding, voting or consenting, as the case may be, together as one class: (I) issue a new class of Senior Securities (or amend the provisions of any existing class of capital stock to make such class of capital stock Senior Securities) at any time after the Common Stock Trading Price first exceeds 120% of the Conversion Price (as then in effect) for 20 consecutive trading days; (II) issue additional shares of Existing Preferred Stock, Parity Securities or Senior Securities, which Senior Securities are PARI PASSU with the Existing Preferred Stock, and which Senior Securities or Parity Securities require cash dividends at a time and in an amount not in excess of one percentage point greater than the dividend rate borne by any series of the Existing Preferred Stock (as existing on the Issue
Date) and which does not prevent either the payment of cash dividends on the Series B Convertible Preferred Stock or the exchange of the Series B Convertible Preferred Stock for the New Exchange Debentures, in an amount sufficient to acquire any series of the Existing Preferred Stock in accordance with its terms on the Issue Date (including any premium required to be paid), plus the amount of reasonable expenses incurred by the Corporation in acquiring such series of Existing Preferred Stock and issuing such additional Existing Preferred Stock, Parity Securities or Senior Securities (as the case may be); with such shares being issued no sooner than the date the Corporation repurchases, redeems or otherwise retires such series of the Existing Preferred Stock; and (III) issue additional shares of Existing Preferred Stock as dividends on the Existing Preferred Stock in accordance with the certificates of designation of the Existing Preferred Stock, as in existence on the Issue Date.

                  (B) So long as any shares of the Series B Convertible Preferred Stock are outstanding, the Corporation shall not amend this Resolution so as to affect materially and adversely the rights, preferences or privileges of Holders of shares of Series B Convertible Preferred Stock without the affirmative vote or consent of Holders of at least a majority of the issued and outstanding shares of Series B Convertible Preferred Stock, voting or consenting, as the case may be, as one class, given in person or by proxy, either in writing or by resolution adopted at an annual or special meeting.

                  (C) While any of the Series B Convertible Preferred Stock is outstanding, the Corporation shall not amend or modify the Indenture for the New Exchange Debentures (the "New Exchange Indenture") in the form executed by the parties thereto (except as expressly provided therein in respect of amendments without the consent of Holders of New Exchange Debentures) as permitted by
Section 8.02 of the New Exchange Indenture to be amended or modified by (I) a majority vote (x) without the affirmative vote or consent of Holders of at least a majority of the shares of Series B Convertible Preferred Stock then outstanding or, (y) if any New Exchange Debentures are then outstanding, without the affirmative vote or consent of, in the aggregate, Holders of at least a majority in liquidation preference of the Series B Convertible Preferred Stock and holders of at least a majority in principal amount of the New Exchange Debentures, or (II) unanimous consent, without the consent of each Holder of Series B Convertible Preferred Stock and each holder of New Exchange Debentures, in the case of each of clauses (I)(x) and (y) and (II), voting or consenting, as the case may be, as one class, and given in person or by proxy, either in writing or by resolution adopted at an annual or special meeting (in the case of Holders of Series B Convertible Preferred Stock and, in accordance with the terms of the New Exchange Indenture, in the case of holders of New Exchange Debentures).

                  (D) Except as set forth in paragraph (f)(i)(A) above, the creation, authorization or issuance of any shares of any Junior Securities, Parity Securities or Senior Securities or the increase or decrease in the amount of authorized Capital Stock of any class, including Preferred Stock, shall not require the consent of Holders of Series B Convertible Preferred Stock and shall not be deemed to affect adversely the rights, preferences or privileges of Holders of Series B Convertible Preferred Stock.

                  (ii) Without the affirmative vote or consent of Holders of a majority of the issued and outstanding shares of Series B Convertible Preferred Stock, voting or consenting, as the case may be, as a separate class, given in person or by proxy, either in writing or by resolution adopted at an annual or special meeting, the Corporation shall not, in a single transaction or series of related transactions, consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Corporation's assets (as an entirety or substantially as an entirety in one transaction or series of related transactions) to, another Person (other than a Wholly-Owned Subsidiary with, into or to another Wholly-Owned Subsidiary) or adopt a plan of liquidation unless (A) either (I) the Corporation is the surviving or continuing Person or (II) the Person (if other than the Corporation) formed by such consolidation or into which the Corporation is merged or the Person that acquires by conveyance, transfer or lease the properties and assets of the Corporation substantially as an entirety or, in the case of a plan liquidation, the Person to which assets of the Corporation have been transferred shall be a corporation, partnership or trust organized and existing under the laws of the United States or any State thereof or the District of Columbia; (B) the Series B Convertible Preferred Stock shall be converted into or exchanged for and shall become shares of such successor, transferee or resulting Person with the same powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereon, that the Series B Convertible Preferred Stock had immediately prior to such transaction; (C) immediately after giving effect to such transaction and the use of the proceeds therefrom (on a PRO FORMA basis, including giving effect to any Indebtedness incurred or anticipated to be incurred in connection with such transaction), the Corporation (in the case of clause (I) of the foregoing clause (A)) or such Person (in the case of clause
(II) of the foregoing clause (A)) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under paragraph
(l)(i) hereof; (D) immediately after giving effect to such transactions, no Voting Rights Triggering Event shall have occurred or be continuing; and (E) the Corporation has delivered to the transfer agent for the Series B Convertible Preferred Stock prior to the consummation of the proposed transaction an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer complies with the terms hereof and that all conditions precedent herein relating to such transaction have been satisfied. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of related transactions) of all or substantially all of the properties and assets of one or more Subsidiaries of the Corporation, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Corporation shall be deemed to be the transfer of all or substantially all of the properties and assets of the Corporation.

                  (iii) (A) If (I) the Corporation fails to discharge any redemption or conversion obligation with respect to the Series B Convertible Preferred Stock; (II) the Corporation fails to make a Change of Control Offer (whether pursuant to the terms of paragraph (h)(v) or otherwise) following a Change of Control if such Change of Control Offer is required by paragraph (h) hereof or fails to purchase shares of Series B Convertible Preferred Stock from Holders who elect to have such shares purchased pursuant to the Change of Control Offer; (III) the Corporation breaches or violates one of the provisions set forth in any of paragraphs (1)(i), (1)(ii), (l)(iii) or (l)(iv) hereof and the breach or violation continues for a period of 60 days or more after the Corporation receives notice thereof specifying the default from the holders of at least 25% of the shares of Series B Convertible Preferred Stock then outstanding; (IV) the Corporation fails to pay at the final stated maturity (giving effect to any extensions thereof) the principal amount of any Indebtedness of the Corporation or any Restricted Subsidiary of the Corporation, or the final stated maturity of any such Indebtedness is accelerated, if the aggregate principal amount of such Indebtedness, together with the aggregate principal amount of any other such Indebtedness in default for failure to pay principal at the final stated maturity (giving effect to any extensions thereof) or which has been accelerated, aggregates $10,000,000 or more at any time, in each case, after a 20-day period during which such default shall not have been cured or such acceleration rescinded; or (V) any event occurs or condition exists which results in an increase in the dividend rate borne by the Private Preferred Stock in accordance with the terms thereof, then in the case of any of clauses (I) - (V) the number of directors constituting the Board of Directors shall be adjusted by the number, if any, necessary to permit the Holders of the then outstanding shares of Series B Convertible Preferred Stock, voting separately and as one class, to elect the lesser of two directors and that number of directors constituting 25% of the members of the Board of Directors. Each such event described in clauses (I), (II), (III), (IV), and (V) is a "Voting Rights Triggering Event." Holders of a majority of the issued and outstanding shares of Series B Convertible Preferred Stock, voting separately and as one class, shall have the exclusive right to elect the lesser of two directors and that number of directors constituting 25% of the members of the Board of Directors at a meeting therefor called upon occurrence of such Voting Rights Triggering Event, and at every subsequent meeting at which the terms of office of the directors so elected by the Holders of the Series B Convertible Preferred Stock expire (other than as described in (f)(iii)(B) below). The voting rights provided herein shall be the exclusive remedy at law or in equity of the holders of the Series B Convertible Preferred Stock for any Voting Rights Triggering Event.

                  (B) The right of the Holders of Series B Convertible Preferred Stock voting together as a separate class to elect members of the Board of Directors as set forth in subparagraph (f)(iii)(A) above shall continue until such time as in all other cases, the failure, breach or default giving rise to such Voting Rights Triggering Event is remedied, cured (including, but not limited to, in the case of clause (IV) of subparagraph (f)(iii)(A) above through the issuance of Refinancing Indebtedness or the waiver of any breach or default by the holder of such Indebtedness) or waived by the holders of at least a majority of the shares of Series B Convertible Preferred Stock then outstanding and entitled to vote thereon, at which time (I) the special right of the Holders of Series B Convertible Preferred Stock so to vote as a class for the election of directors and (II) the term of office of the directors elected by the Holders of the Series B Convertible Preferred Stock shall each terminate and the directors elected by the holders of Common Stock or Capital Stock (other than the Series B Convertible Preferred Stock), if applicable, shall constitute the entire Board of Directors. At any time after voting power to elect directors shall have become vested and be continuing in the Holders of Series B Convertible Preferred Stock pursuant to paragraph (f)(iii) hereof, or if vacancies shall exist in the offices of directors elected by the Holders of Series B Convertible Preferred Stock, a proper officer of the Corporation may, and upon the written request of the Holders of record of at least 25% of the shares of Series B Convertible Preferred Stock then outstanding addressed to the secretary of the Corporation shall, call a special meeting of the Holders of Series B Convertible Preferred Stock, for the purpose of electing the directors which such Holders are entitled to elect. If such meeting shall not be called by a proper officer of the Corporation within 20 days after personal service of said written request upon the secretary of the Corporation, or within 20 days after mailing the same within the United States by certified mail, addressed to the secretary of the Corporation at its principal executive offices, then the Holders of record of at least 25% of the outstanding shares of Series B Convertible Preferred Stock may designate in writing one of their number to call such meeting at the reasonable expense of the Corporation, and such meeting may be called by the Person so designated upon the notice required for the annual meetings of stockholders of the Corporation and shall be held at the place for holding the annual meetings of stockholders. Any Holder of Series B Convertible Preferred Stock so designated shall have, and the Corporation shall provide, access to the lists of stockholders to be called pursuant to the provisions hereof.

                  (C) At any meeting held for the purpose of electing directors at which the Holders of Series B Convertible Preferred Stock shall have the right, voting together as a separate class, to elect directors as aforesaid, the presence in person or by proxy of the Holders of at least a majority of the outstanding shares of Series B Convertible Preferred Stock shall be required to constitute a quorum of such Series B Convertible Preferred Stock.

                  (D) Any vacancy occurring in the office of a director elected by the Holders of Series B Convertible Preferred Stock may be filled by the remaining directors elected by the Holders of Series B Convertible Preferred Stock unless and until such vacancy shall be filled by the Holders of Series B Convertible Preferred Stock.

                  (E) The provisions of this paragraph (f)(iii) shall apply only so long as the Holder is able to elect directors as aforesaid pursuant to applicable laws and regulations of the FCC as determined jointly by the Holder and the Corporation.

                  (iv) In any case in which the Holders of Series B Convertible Preferred Stock shall be entitled to vote pursuant to this paragraph (f) or pursuant to Delaware law, each Holder of Series B Convertible Preferred Stock entitled to vote with respect to such matter shall be entitled to one vote for each share of Series B Convertible Preferred Stock held.

                  (g) Conversion.

                  (i) Shares of the Series B Convertible Preferred Stock will be convertible at the option of the Holder thereof, at any time and from time to time after the Issue Date, into (A) a number of shares of Class A Common Stock or (B) in the case of the Initial Holder only, if the Initial Holder determines in its sole discretion that it is prevented under applicable laws and regulations of the FCC from holding shares of Class A Common Stock issuable upon conversion of its shares of Series B Convertible Preferred Stock, into a number of shares of non-voting Common Stock of the Corporation (which upon disposition by the Initial Holder shall automatically be converted into shares of Class A Common Stock), equal to the Original Issue Price of the shares of Series B Convertible Preferred Stock surrendered for conversion plus without duplication, an amount in cash equal to accumulated and unpaid dividends thereon, divided by the Conversion Price then in effect, except that, if shares of Series B Convertible Preferred Stock are called for redemption, the conversion right will terminate at the close of business on the Redemption Date. No fractional shares or securities representing fractional shares will be issued upon conversion; in lieu of fractional shares the Corporation will, at its option, either round up the number of shares to be issued to the nearest whole share or pay a cash adjustment based upon the current market price of the Class A Common Stock at the close of business on the first Business Day preceding the date of conversion. The Series B Convertible Preferred Stock shall be converted by the holder thereof by surrendering the certificate or certificates representing the shares of Series B Convertible Preferred Stock to be converted, appropriately completed, to the transfer agent for the Common Stock. The transfer agent shall issue one or more certificates representing the Conversion Shares in the name or names requested by the Holder. The transfer agent will deliver to the Holder a new certificate representing the shares of Series B Convertible Preferred Stock in excess of those being surrendered for conversion. The conversion rights stated herein are subject to compliance by the holder with all applicable laws and regulations, including, without limitation, the Communications Act, and as a condition precedent to the Corporation's obligation to issue Conversion Shares to the Initial Holder or its Affiliates upon conversion of shares of Series B Convertible Preferred Stock, the Corporation may require that such persons deliver to the Corporation an opinion of legal counsel reasonably acceptable to the Corporation to the effect that the issuance of Conversion Shares to such persons or their designees upon conversion will not violate or conflict with the Communications Act.

                  (ii) (A) In case the Corporation shall (I) pay a dividend or distribution in shares of its Class A Common Stock on its shares of Class A Common Stock, (II) subdivide its outstanding shares of Class A Common Stock into a greater number of shares, (III) combine its outstanding shares of Class A Common Stock into a smaller number of shares, or (IV) issue, by reclassification of its shares of Class A Common Stock, any shares of its capital stock (each such transaction being called a "Stock Transaction"), then and in each such case, the Conversion Price in effect immediately prior thereto shall be adjusted so that the Holder of a share of Series B Convertible Preferred Stock surrendered for conversion after the record date fixing stockholders to be affected by such Stock Transaction shall be entitled to receive upon conversion the number of Conversion Shares which such Holder would have been entitled to receive after the happening of such event had such share of Series B Convertible Preferred Stock been converted immediately prior to such record date. Such adjustment shall be made whenever any of such events shall happen, but shall also be effective retroactively as to shares of Series B Convertible Preferred Stock converted between such record date and the date of the happening of any such event.

                  (B) If the Corporation shall, at any time or from time to time while any shares of Series B Convertible Preferred Stock are outstanding, issue, sell or distribute any right or warrant to purchase, acquire or subscribe for shares of Class A Common Stock (including a right or warrant with respect to any security convertible into or exchangeable for shares of Class A Common Stock) generally to holders of Common Stock (including by way of a reclassification of shares or a recapitalization of the Corporation), for a consideration on the date of such issuance, sale or distribution less than the Common Stock Trading Price of the shares of Class A Common Stock underlying such rights or warrants on the date of such issuance, sale or distribution, then and in each such case, the Conversion Price shall be adjusted by multiplying such Conversion Price by a fraction, the numerator of which shall be the sum of (I) the Common Stock Trading Price per share of Common Stock on the first trading day after the date of the public announcement of the actual terms (including the price terms) of such issuance, sale or distribution multiplied by the number of shares of Class A Common Stock outstanding immediately prior to such issuance, sale or distribution plus (II) the aggregate Fair Market Value of the consideration to be received by the Corporation in respect of the purchase of the shares of Class A Common Stock underlying such right or warrant, and the denominator of which shall be the Common Stock Trading Price per share of Class A Common Stock on the trading day immediately preceding the public announcement of the actual terms (including the price terms) of such issuance, sale or distribution multiplied by the aggregate number of shares of Class A Common Stock (I) outstanding immediately prior to such issuance, sale or distribution plus (II) underlying such rights or warrants at the time of such issuance. For the purposes of the preceding sentence, the aggregate consideration receivable by the Corporation in connection with the issuance, sale or distribution of any such right or warrant shall be deemed to be equal to the sum of the aggregate offering price (before deduction of reasonable underwriting discounts or commissions and expenses) of all such rights or warrants.

                  (C) In the event the Corporation shall at any time or from time to time while any shares of Series B Convertible Preferred Stock are outstanding declare, order, pay or make a dividend or other distribution generally to holders of Common Stock in stock or other securities or rights or warrants to subscribe for securities of the Corporation or any of its subsidiaries or evidences of indebtedness of the Corporation or any other person or pay any Extraordinary Cash Dividend (other than any dividend or distribution on the Class A Common Stock (I) referred to in paragraphs (A) or (B) above or
(II) if in conjunction therewith the Corporation declares and pays or makes a dividend or distribution on each share of Series B Convertible Preferred Stock which is the same as the dividend or distribution that would have been made or paid with respect to such share of Series B Convertible Preferred Stock had such share been converted into shares of Class A Common Stock immediately prior to the record date for any such dividend or distribution on the Class A Common Stock), then, and in each such case, an appropriate adjustment to the Conversion Price shall be made so that the Holder of each share of Series B Convertible Preferred Stock shall be entitled to receive, upon the conversion thereof, the number of shares of Class A Common Stock determined by multiplying (x) the number of shares of Class A Common Stock into which such share was convertible on the day immediately prior to the record date fixed for the determination of stockholders entitled to receive such dividend or distribution by (y) a fraction, the numerator of which shall be the Common Stock Trading Price per share of Class A Common Stock as of such record date, and the denominator of which shall be such Common Stock Trading Price per share of Class A Common Stock less the Fair Market Value per share of Class A Common Stock of such dividend or distribution (as determined in good faith by the Board of Directors, as evidenced by a Board Resolution mailed to each holder of Series B Convertible Preferred Stock). An adjustment made pursuant to this paragraph (C) shall be made upon the opening of business on the next business day following the date on which any such dividend or distribution is made and shall be effective retroactively to the close of business on the record date fixed for the determination of stockholders entitled to receive such dividend or distribution.

                  (iii) No adjustment in the Conversion Price will be required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price, but any such adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. The Corporation may, to the extent permitted by law, make such reductions in the Conversion Price in addition to those described in paragraph
(ii) above as it, in its sole discretion, shall determine to be advisable in order that certain stock related distributions hereafter made by the Corporation to its stockholders shall not be taxable to such stockholders.

                  (iv) In the event of any capital reorganization (other than a capital reorganization covered by paragraph (ii) (C) above) or reclassification of outstanding shares of Common Stock (other than a reclassification covered by paragraph (ii) (A) above), or in case of any merger, consolidation or other corporate combination of the Corporation with or into another corporation, or in case of any sale or conveyance to another corporation of the property of the Corporation as an entirety or substantially as an entirety (each of the foregoing being referred to as a "Transaction"), each share of Series B Convertible Preferred Stock shall continue to remain outstanding if the Corporation is the Surviving Person (as defined below) of such Transaction, and shall be subject to all the provisions hereof, as in effect prior to such Transaction, or if the Corporation is not the Surviving Person, each share of Series B Convertible Preferred Stock shall be exchanged for a new series of convertible preferred stock of the Surviving Person, or in the case of a Surviving Person other than a corporation, comparable securities of such Surviving Person, in either case having economic terms as nearly equivalent as possible to, and with the same voting and other rights as, the Series B Convertible Preferred Stock, including entitling the holder thereof to receive, upon presentation of the certificate therefor to the Surviving Person subsequent to the consummation of such Transaction, the kind and amount of shares of stock and other securities and property receivable (including cash) upon the consummation of such Transaction by a holder of that number of shares of Class A Common Stock into which one share of Series B Convertible Preferred Stock was convertible immediately prior to such Transaction. In case securities or property other than common stock shall be issuable or deliverable upon conversion as aforesaid, then all references in this paragraph (iv) shall be deemed to apply, so far as appropriate and as nearly as may be, to such other securities or property.

         Notwithstanding anything contained herein to the contrary, the Corporation will not effect any Transaction unless, prior to the consummation thereof, proper provision is made to ensure that the holders of shares of Series B Convertible Preferred Stock will be entitled to receive the benefits afforded by this paragraph (iv).

         For purposes of this paragraph (iv), "Surviving Person" shall mean the continuing or surviving Person of a merger, consolidation or other corporate combination, the Person receiving a transfer of all or a substantial part of the properties and assets of the Corporation, or the Person consolidating with or merging into the Corporation in a merger, consolidation or other corporate combination in which the Corporation is the continuing or surviving Person, but in connection with which the Series B Convertible Preferred Stock or Common Stock of the Corporation is exchanged, converted or reclassified into the securities of any other Person or cash or any other property.

                  (v) The Conversion Price shall initially equal $13.0110228131, and shall increase from and after the Issue Date at a rate equal to the dividend rate in effect from time to time on the Series B Convertible Preferred Stock as set forth in paragraph (c)(i). The Conversion Price shall be subject to adjustment as provided in this paragraph (g).

                  (vi) The Corporation shall cause the shares of Class A Common Stock issuable upon conversion of the Series B Convertible Preferred Stock (or in the case of the Initial Holder's election to convert into non-voting Common Stock, upon conversion of such non-voting Common Stock) to be approved for listing on the American Stock Exchange (or such other principal securities exchange on which the Class A Common Stock may at the time be listed for trading), subject to official notification of issuance, prior to the date of issuance thereof. Notwithstanding anything in this Resolution to the contrary, no Holders shall be entitled to exercise the conversion rights set forth in this paragraph (g) until such time as the conditions for listing of the Class A Common Stock issuable upon conversion of the Series B Convertible Preferred Stock on the American Stock Exchange (or such other principal securities exchange on which the Class A Common Stock may be listed for trading) which are set forth, as of the Issue Date, in Section 713 of the American Stock Exchange Company Guide (or substantially similar provisions of such other exchange, in each case as such exchange rules may be hereafter in effect from time to time) have been satisfied, whether through stockholder approval of the issuance of the Series B Convertible Preferred Stock or otherwise.

         (h)      Change of Control.

                  (i) In the event of a Change of Control (the date of such occurrence being the "Change of Control Date"), the Corporation shall notify the Holders of the Series B Convertible Preferred Stock in writing of such occurrence and shall make an offer to purchase (the "Change of Control Offer") all then outstanding shares of Series B Convertible Preferred Stock at a purchase price of 101% of the liquidation preference thereof plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends thereon (such applicable purchase price being hereinafter referred to as the "Change of Control Purchase Price").

                  (ii) Within 30 days following the Change of Control Date, the Corporation shall (x) cause a notice of the Change of Control to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (y) send by first class mail, postage prepaid, a notice to each Holder of Series B Convertible Preferred Stock at such Holder's address as it appears in the register maintained by the Transfer Agent, which notice shall govern the terms of the Change of Control Offer. The notice to the Holders shall contain all instructions and materials necessary to enable such Holders to tender Series B Convertible Preferred Stock pursuant to the Change of Control Offer. Such notice shall state:

                  (A) that a Change of Control has occurred, that the Change of Control Offer is being made pursuant to this paragraph (h) and that all Series B Convertible Preferred Stock validly tendered and not withdrawn will be accepted for payment;

                  (B) the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 30 Business Days nor later than 60 Business Days from the date such notice is mailed, other than as may be required by law) (the "Change of Control Payment Date");

                  (C) that any shares of Series B Convertible Preferred Stock not tendered will continue to accumulate dividends;

                  (D) that, unless the Corporation defaults in making payment of the Change of Control Purchase Price any share of Series B Convertible Preferred Stock accepted for payment pursuant to the Change of Control Offer shall cease to accumulate dividends after the Change of Control Payment Date;

                  (E) that Holders accepting the offer to have any shares of Series B Convertible Preferred Stock purchased pursuant to a Change of Control Offer will be required to surrender their certificate or certificates representing such shares, properly endorsed for transfer together with such customary documents as the Corporation and the transfer agent may reasonably require, in the manner and at the place specified in the notice prior to the close of business on the Business Day preceding to the Change of Control Payment Date;

                  (F) that Holders will be entitled to withdraw their acceptance if the Corporation receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the number of shares of Series B Convertible Preferred Stock the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such shares of Series B Convertible Preferred Stock purchased;

                  (G) that Holders whose shares of Series B Convertible Preferred Stock are purchased only in part will be issued a new certificate representing the number of shares of Series B Convertible Preferred Stock equal to the unpurchased portion of the certificate surrendered; and

                  (H) the circumstances and relevant facts regarding such Change of Control.

                  (iii) The Corporation will comply with any securities laws and regulations, to the extent such laws and regulations are applicable to the repurchase of the Series B Convertible Preferred Stock in connection with a Change of Control Offer.

                  (iv) On the Change of Control Payment Date, the Corporation shall (A) accept for payment the shares of Series B Convertible Preferred Stock tendered pursuant to the Change of Control Offer, (B) promptly mail to each Holder of shares so accepted payment in an amount in cash equal to the Change of Control Purchase Price for such Series B Convertible Preferred Stock, (C) execute and issue a new Series B Convertible Preferred Stock certificate equal to any unpurchased shares of Series B Convertible Preferred Stock represented by certificates surrendered and (D) cancel and retire each surrendered certificate. Unless the Corporation defaults in the payment for the shares of Series B Convertible Preferred Stock tendered pursuant to the Change of Control Offer, dividends will cease to accumulate with respect to the shares of Series B Convertible Preferred Stock tendered and all rights of Holders of such tendered shares will terminate, except for the right to receive payment therefor, on the Change of Control Payment Date.

                  (v) If the purchase of the Series B Convertible Preferred Stock would violate or constitute a default or be prohibited under the Credit Facility, any then outstanding Senior Debt, the Existing Debt Indentures or the Existing Preferred Stock, then, notwithstanding anything to the contrary contained above, prior to complying with the foregoing provisions, but in any event within 30 days following the Change of Control Date, the Corporation shall, to the extent required to permit such purchase of the Series B Convertible Preferred Stock, either (A) repay in full all Indebtedness under the Credit Facility, such Senior Debt, the Existing Notes and the Existing Exchange Debentures and, in the case of the Credit Facility or such other Senior Debt, terminate all commitments outstanding thereunder and effect the termination of any such prohibition under the Existing Preferred Stock, or (B) obtain the requisite consents, if any, under the Credit Facility, the instruments governing such Senior Debt, the Existing Debt Indentures and the certificates of designation governing the Existing Preferred Stock required to permit the repurchase of the Series B Convertible Preferred Stock required by this paragraph (h). Until the requirements of the immediately preceding sentence are satisfied, the Corporation shall not make, and shall not be obligated to make, any Change of Control Offer; provided that the Corporation's failure to comply with this paragraph (h)(v) shall constitute a Voting Rights Triggering Event.

         (i) Conversion or Exchange. Other than as set forth in paragraph (g) above, the Holders of shares of Series B Convertible Preferred Stock shall not have any rights hereunder to convert such shares into or exchange such shares for shares of any other class or classes or of any other series of any class or classes of Capital Stock of the Corporation.

         (j) Reissuance of Series B Convertible Preferred Stock. Shares of Series B Convertible Preferred Stock that have been issued and reacquired in any manner, including shares purchased or redeemed or exchanged, shall (upon compliance with any applicable provisions of the laws of Delaware) have the status of authorized and unissued shares of Preferred Stock undesignated as to series and may be redesignated and reissued as part of any series of Preferred Stock; provided that any issuance of such shares as Series B Convertible Preferred Stock must be in compliance with the terms hereof.

         (k) Business Day. If any payment or redemption shall be required by the terms hereof to be made on a day that is not a Business Day, such payment or redemption shall be made on the immediately succeeding Business Day.

         (l)      Certain Additional Provisions.

                  (i) Limitation on Incurrence of Additional Indebtedness. The Corporation shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) other than Permitted Indebtedness. Notwithstanding the foregoing limitation, the Corporation and its Restricted Subsidiaries may incur Indebtedness if on the date of the incurrence of such Indebtedness (i) no Voting Rights Triggering Event shall have occurred and be continuing or shall occur as a consequence thereof and (ii) after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the ratio of the Corporation's total Indebtedness to the Corporation's Consolidated EBITDA (determined on a PRO FORMA basis for the last four full fiscal quarters of the Corporation for which financial statements are available at the date of determination) is less than 7.0 to 1; provided, however, that if the Indebtedness which is the subject of a determination under this provision is Acquired Indebtedness, or Indebtedness incurred in connection with the simultaneous acquisition of any Person, business, property or assets, then such ratio shall be determined by giving effect (on a PRO FORMA basis, as if the transaction had occurred at the beginning of the four quarter period) to both the incurrence or assumption of such Acquired Indebtedness or such other Indebtedness by the Corporation and the inclusion in the Corporation's Consolidated EBITDA of the Consolidated EBITDA of the acquired Person, business, property or assets; and provided, further, that in the event that the Consolidated EBITDA of the acquired Person, business, property or assets reflects an operating loss, no amounts shall be deducted from the Corporation's Consolidated EBITDA in making the determination described above.

                  (ii) Limitation on Restricted Payments. (A) The Corporation shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment and immediately after giving effect thereto (I) any Voting Rights Triggering Event shall have occurred and be continuing; or (II) the Corporation could not incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with paragraph (l)(i) above; or (III) the aggregate amount of Restricted Payments declared or made after the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined by the Board of Directors in good faith) exceeds the sum of (x) 100% of the Corporation's Cumulative Consolidated EBITDA minus
1.4 times the Corporation's Cumulative Consolidated Interest Expense, plus (y) 100% of the aggregate Net Proceeds and the fair market value of securities or other property received by the Corporation from the issue or sale, after the Issue Date, of Capital Stock (other than Disqualified Capital Stock of the Corporation or Capital Stock of the Corporation issued to any Restricted Subsidiary) of the Corporation or any Indebtedness or other securities of the Corporation convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Corporation which have been so converted or exercised or exchanged, as the case may be, plus (c) $10,000,000.

                  (B) Notwithstanding the foregoing, these provisions will not prohibit: (I) the payment of any dividend or the making of any distribution within 60 days after the date of its declaration if such dividend or distribution would have been permitted on the date of declaration; or (II) the purchase, redemption or other acquisition or retirement of any Capital Stock of the Corporation or any warrants, options or other rights to acquire shares of any class of such Capital Stock (x) solely in exchange for shares of Qualified Capital Stock or other rights to acquire Qualified Capital Stock, (y) through the application of the Net Proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary) of shares of Qualified Capital Stock or warrants, options or other rights to acquire Qualified Capital Stock or (z) in the case of Disqualified Capital Stock, solely in exchange for, or through the application of the Net Proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary) of, Disqualified Capital Stock that has a redemption date no earlier than, is issued by the Corporation or the same Person as and requires the payment of current dividends or distributions in cash no earlier than, in each case, the Disqualified Capital Stock being purchased, redeemed or otherwise acquired or retired and which Disqualified Capital Stock does not prohibit cash dividends on the Series B Convertible Preferred Stock or the exchange thereof for New Exchange Debentures.

                  (iii) Limitations on Transactions with Affiliates. (A) The Corporation shall not, and shall not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate or holder of 10% or more of the Corporation's Common Stock (an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless (I) such Affiliate Transaction is between or among the Corporation and its Wholly-Owned Subsidiaries; (II) such Affiliate Transaction is between or among the Corporation and any of its Subsidiaries, on the one hand, and the Initial Holder or any of its Affiliates, on the other hand; or (III) the terms of such Affiliate Transaction are fair and reasonable to the Corporation or such Restricted Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by the Corporation or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties. In any Affiliate Transaction involving an amount or having a value in excess of $1,000,000 which is not permitted under clause (I) above the Corporation must obtain a Board Resolution certifying that such Affiliate Transaction complies with clause (III) above. In any Affiliate Transaction involving an amount or having a value in excess of $5,000,000 which is not permitted under clause (I) above, unless such transaction is with a Subsidiary in which no Affiliate has a minority interest, the Corporation must obtain a valuation of the assets subject to such transaction by an Independent Appraiser or a written opinion as to the fairness of such a transaction from an independent investment banking firm or an Independent Appraiser.

                  (B) The foregoing provisions shall not apply to (I) any Restricted Payment that is not prohibited by the provisions described in paragraph (1) (ii) above, (II) any transaction approved by the Board of Directors with an officer or director of the Corporation or of any Subsidiary in his or her capacity as officer or director entered into in the ordinary course of business, including compensation and employee benefit arrangements with any officer or director of the Corporation or of any Subsidiary that are customary for public companies in the broadcasting industry, or (III) modifications of the Existing Preferred Stock.

                  (iv) Limitation on Preferred Stock of Restricted Subsidiaries. The Corporation shall not permit any Restricted Subsidiary to issue any Preferred Stock (except to the Corporation or to a Restricted Subsidiary) or permit any Person (other than the Corporation or a Restricted Subsidiary) to hold any such Preferred Stock unless the Corporation or such Restricted Subsidiary would be entitled to incur or assume Indebtedness in compliance with paragraph (l)(i) above in an aggregate principal amount equal to the aggregate liquidation value of the Preferred Stock to be issued.

                  (v) Reports. The Corporation shall provide to the holders of Series B Convertible Preferred Stock, within 15 days after it files them with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Corporation files with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. In the event that the Corporation is no longer required to furnish such reports to its securityholders pursuant to the Exchange Act, the Corporation will provide to the Holders copies of all annual and quarterly reports and other information which the Corporation would have been required to file with the Commission pursuant to Sections 13 and 15(d) of the Exchange Act had it been so subject without cost to the Holders.

(m)      Exchange.

                  (i) Requirements. The outstanding shares of Series B Convertible Preferred Stock are exchangeable, in whole or in part, on a pro rata basis, at the option of the Holder, for the New Exchange Debentures to be substantially in the form of Exhibit A to the New Exchange Indenture, a copy of which is on file with the secretary of the Corporation; provided, however, that each partial exchange shall be with respect to shares of Series B Convertible Preferred Stock outstanding with an aggregate liquidation preference of not less than $50,000,000 or all such shares remaining outstanding, if less; and provided, further, that any such exchange prior to January 1, 2007, may only be made if (A) there shall be no contractual impediment to such exchange; (B) such exchange would be permitted under the terms of the Existing Preferred Stock (or any other Preferred Stock of the Company issued to fund redemption of any Existing Preferred Stock with substantially similar terms as the Existing Preferred Stock so redeemed), to the extent then outstanding, and immediately after giving effect to such exchange, no Default or Event of Default (as defined in the New Exchange Indenture) would exist under the New Exchange Indenture, no default or event of default would exist under the Credit Facility or the Existing Debt Indentures and no default or event of default under any other material instrument governing Indebtedness outstanding at the time (including Indebtedness incurred to refinance any of the Credit Facility or the Existing Debt Indentures on substantially comparable terms) would be caused thereby; and
(C) the New Exchange Indenture has been qualified under the Trust Indenture Act of 1939, as amended, if such qualification is required at the time of such exchange. The exchange rate shall be $1.00 principal amount of New Exchange Debentures for each $1.00 of liquidation preference and accumulated and unpaid dividends of Series B Convertible Preferred Stock, including, to the extent necessary, New Exchange Debentures in principal amounts less than $1,000, provided that the Corporation shall have the right, at its option, to pay cash in an amount equal to the principal amount of that portion of any New Exchange Debenture that is not an integral multiple of $1,000 instead of delivering a New Exchange Debenture in a denomination of less than $1,000.

                  (ii) Exchange Procedures. (A) At least 30 days prior to the Exchange Date, the Holder shall give the Corporation written notice by first-class mail, postage prepaid, to the Corporation's principal office, which notice shall state: (I) the Exchange Date, and (II) the number of shares and aggregate liquidation preference of the Series B Convertible Preferred Stock to be exchanged. On or before the Exchange Date, each Holder of Series B Convertible Preferred Stock shall surrender to the Corporation the certificate or certificates representing such shares of Series B Convertible Preferred Stock. The Corporation shall cause the New Exchange Debentures to be executed on the Exchange Date and, upon surrender of the certificates for any shares of Series B Convertible Preferred Stock so exchanged, duly endorsed (or otherwise in proper form for transfer, as determined by the Corporation), such shares shall be exchanged by the Corporation for New Exchange Debentures. In the event that any certificate surrendered pursuant to this paragraph (m) represents shares in excess of those being surrendered for exchange, the Corporation shall issue a new certificate representing the unexchanged portion of shares of Series B Convertible Preferred Stock. Dividends on the shares of Series B Convertible Preferred Stock to be exchanged shall cease to accrue on the Exchange Date whether or not certificates for shares of Series B Convertible Preferred Stock are surrendered for exchange on such Exchange Date unless the Corporation shall default in the delivery of New Exchange Debentures. The Corporation shall pay interest on the New Exchange Debentures from the Exchange Date whether or not certificates for shares of Series B Convertible Preferred Stock are surrendered for exchange on such Exchange Date.

                  (B) If notice has been given as aforesaid, and if before the Exchange Date (I) the New Exchange Indenture shall have been duly executed and delivered by the Corporation and the trustee thereunder and (II) all New Exchange Debentures necessary for such exchange shall have been duly executed by the Corporation and delivered to the trustee under the New Exchange Indenture with irrevocable instructions to authenticate the New Exchange Debentures necessary for such exchange, then the rights of the Holders of Series B Convertible Preferred Stock so exchanged as stockholders of the Corporation shall cease (except the right to receive New Exchange Debentures and, if the Corporation so elects, cash in lieu of any New Exchange Debenture not an integral multiple of $1,000), and the Person or Persons entitled to receive the New Exchange Debentures issuable upon exchange shall be treated for all purposes as the registered Holder or Holders of such New Exchange Debentures as of the Exchange Date.

                  (iii) No Exchange in Certain Cases. Notwithstanding the foregoing provisions of this paragraph (m), the Corporation shall not be obligated to exchange the Series B Convertible Preferred Stock for New Exchange Debentures if such exchange, or any term or provision of the New Exchange Indenture or the New Exchange Debentures, or the performance of the Corporation's obligations under the New Exchange Indenture or the New Exchange Debentures, shall violate any applicable law or if, at the time of such exchange, the Corporation is insolvent or if it would be rendered insolvent by such exchange.

         (n) Definitions. As used in this Certificate of Designation, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa), unless the context otherwise requires:

                  "ACQUIRED INDEBTEDNESS" means Indebtedness of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

                  "AFFILIATE" means, for any Person, a Person who, directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with, such other Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. With respect to the Corporation, Affiliate will also include any Permitted Holders or Persons controlled by the Permitted Holders.

                  "AFFILIATE TRANSACTION" shall have the meaning ascribed to it in paragraph (1)(iii) hereof.

                  "ASSET SALE" means the sale, transfer or other disposition (other than to the Corporation or any of its Restricted Subsidiaries) in any single transaction or series of related transactions involving assets with a fair market value in excess of $2,000,000 of (a) any Capital Stock of or other equity interest in any Restricted Subsidiary other than in a transaction where the Corporation or a Restricted Subsidiary receives therefor one or more media properties with a fair market value equal to the fair market value of the Capital Stock issued, transferred or disposed of by the Corporation or the Restricted Subsidiary (with such fair market values being determined by the Board of Directors), (b) all or substantially all of the assets of the Corporation or of any Restricted Subsidiary, (c) real property or (d) all or substantially all of the assets of any media property, or part thereof, owned by the Corporation or any Restricted Subsidiary, or a division, line of business or comparable business segment of the Corporation or any Restricted Subsidiary; provided that Asset Sales shall not include sales, leases, conveyances, transfers or other dispositions to the Corporation or to a Restricted Subsidiary or to any other Person if after giving effect to such sale, lease, conveyance, transfer or other disposition such other Person becomes a Restricted Subsidiary, or the sale of all or substantially all of the assets of the Corporation or a Restricted Subsidiary in a transaction complying with f(ii), in which case only the assets not so sold shall be deemed an Asset Sale.

                  "BOARD OF DIRECTORS" shall have the meaning ascribed to it in the first paragraph of this Resolution.

                  "BOARD RESOLUTION" means a copy of a resolution certified pursuant to an Officers' Certificate to have been duly adopted by the Board of Directors of the Corporation and to be in full force and effect.

                  "BUSINESS DAY" means any day except a Saturday, a Sunday, or any day on which banking institutions in New York, New York are required or authorized by law or other governmental action to be closed.

                  "CAPITAL STOCK" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated) of capital stock, including each class of common stock and preferred stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

                  "CAPITALIZED LEASE OBLIGATION" means, as to any Person, the obligation of such Person to pay rent or other amounts under a lease to which such Person is a party that is required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

                  "CASH EQUIVALENTS" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

                  "CERTIFICATE OF INCORPORATION" shall have the meaning ascribed to it in the first paragraph of this Resolution.

                  A "CHANGE OF CONTROL" of the Corporation will be deemed to have occurred at such time as (i) any Person (including a Person's Affiliates), other than a Permitted Holder, becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange
Act) of 50% or more of the total voting power of the Corporation's Common Stock,
(ii) any Person (including a Person's Affiliates), other than a Permitted Holder, becomes the beneficial owner of more than 33 1/3% of the total voting power of the Corporation's Common Stock, and the Permitted Holders beneficially own, in the aggregate, a lesser percentage of the total voting power of the Common Stock of the Corporation than such other Person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Corporation, (iii) there shall be consummated any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which the Common Stock of the Corporation would be converted into cash, securities or other property, other than a merger or consolidation of the Corporation in which the holders of the Common Stock of the Corporation outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the voting power of the Common Stock of the surviving corporation immediately after such consolidation or merger, (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Corporation (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Corporation has been approved by a majority of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the Board of Directors or (v) any "change in control" occurs (as defined at such time) with respect to the Existing Preferred Stock or any issue of Disqualified Capital Stock.

                  "CHANGE OF CONTROL DATE" shall have the meaning ascribed to it in paragraph (h)(i) hereof.

                  "CHANGE OF CONTROL OFFER" shall have the meaning ascribed to it in paragraph (h)(i) hereof.

                  "CHANGE OF CONTROL PAYMENT DATE" shall have the meaning ascribed to it in paragraph (h)(ii) hereof.

                  "CHANGE OF CONTROL PURCHASE PRICE" shall have the meaning ascribed to it in paragraph (h)(i) hereof.

                  "CLASS A COMMON STOCK" means the Class A Common Stock, par value $.001 per share, of the Corporation.

                  "COMMISSION" means the Securities and Exchange Commission.

                  "COMMON STOCK" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of, such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

                  "COMMON STOCK TRADING PRICE" on any date means, with respect to the Class A Common Stock, the Closing Price for the Class A Common Stock on such date. The "Closing Price" on any date shall mean the last sale price for the Class A Common Stock, regular way, or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, for the Class A Common Stock in either case as reported in the principal consolidated transaction reporting system with respect to the principal national securities exchange on which the Class A Common Stock is listed or admitted to trading or, if the Class A Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the principal automated quotation system that may then be in use or, if the Class A Common Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Class A Common Stock selected by the Board of Directors or, in the event that no trading price is available for the Class A Common Stock, the fair market value of the Class A Common Stock, as determined in good faith by the Board of Directors.

                  "COMMUNICATIONS ACT" means the Communications Act of 1934, as amended (including, without limitation, the Cable Communications Policy Act of 1984 and the Cable Television Consumer Protection and Competition Act of 1992) and all rules and regulations of the FCC, in each case as from time to time in effect.

                  "CONSOLIDATED EBITDA" means, for any Person, for any period, an amount equal to (a) the sum of Consolidated Net Income for such period, plus, to the extent deducted from the revenues of such Person in determining Consolidated Net Income, (i) the provision for taxes for such period based on income or profits and any provision for taxes utilized in computing a loss in Consolidated Net Income above, plus (ii) Consolidated Interest Expense, net of interest income earned on cash or cash equivalents for such period (including, for this purpose, dividends on the Existing Preferred Stock and any Redeemable Dividends in each case only to the extent that such dividends were deducted in determining Consolidated Net Income), plus (iii) depreciation for such period on a consolidated basis, plus (iv) amortization of intangibles and broadcast program licenses for such period on a consolidated basis, minus (b) scheduled payments relating to broadcast program license liabilities, except that with respect to the Corporation each of the foregoing items shall be determined on a consolidated basis with respect to the Corporation and its Restricted Subsidiaries only; provided, however, that, for purposes of calculating Consolidated EBITDA during any fiscal quarter, cash income from a particular Investment of such Person shall be included only if cash income has been received by such Person as a result of the operation of the business in which such Investment has been made in the ordinary course without giving effect to any extraordinary, unusual and non-recurring gains.

                  "CONSOLIDATED INTEREST EXPENSE" means, with respect to any Person, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Subsidiaries on a consolidated basis, including, but not limited to, Redeemable Dividends, whether paid or accrued, on Subsidiary Preferred Stock, imputed interest included in Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense (other than interest amortized to cost of sales) plus, without duplication, all net capitalized interest for such period and all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person, all time brokerage fees relating to financing of radio or television stations which the Corporation has an agreement or option to acquire, plus the amount of all dividends or distributions paid on Disqualified Capital Stock (other than dividends paid or payable in shares of Capital Stock of the Corporation).

                  "CONSOLIDATED NET INCOME" means, with respect to any Person, for any period, the aggregate of the net income (or loss) of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that (a) the net income of any Person (the "other Person") in which the Person in question or any of its Subsidiaries has less than a 100% interest (which interest does not cause the net income of such other Person to be consolidated into the net income of the Person in question in accordance with GAAP) shall be included only to the extent of the amount of dividends or distributions paid to the Person in question or to the Subsidiary,
(b) the net income of any Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions (other than pursuant to the Existing Exchange Debentures or the Existing Notes) shall be excluded to the extent of such restriction or limitation, (c) (i) the net income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and
(ii) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Subsidiaries other than in the ordinary course of business shall be excluded, (d) extraordinary, unusual and non-recurring gains and losses shall be excluded, (e) losses associated with discontinued and terminated operations in an amount not to exceed $1,000,000 per annum shall be excluded and (f) all non-cash items (including, without limitation, cumulative effects of changes in GAAP and equity entitlements granted to employees of the Corporation and its Restricted Subsidiaries) increasing and decreasing Consolidated Net Income and not otherwise included in the definition of Consolidated EBITDA shall be excluded.

                  "CONVERSION PRICE" has the meaning ascribed to it in paragraph
(g)(v) hereof.

                  "CONVERSION SHARES" means (i) the number of shares of Class A Common Stock or (ii) in the case of the Initial Holder only, if the Initial Holder determines in its sole discretion that it is prevented under the Communications Act from holding shares of Class A Common Stock issuable upon conversion of its shares of Series B Convertible Preferred Stock, the number of shares of non-voting Common Stock of the Corporation (which upon disposition by the Initial Holder shall automatically be converted into shares of Class A Common Stock) into which the Series B Convertible Preferred Stock is from time to time convertible.

                  "CORPORATION" shall have the meaning ascribed to it in the first paragraph of this Resolution.

                  "COST OF CAPITAL DIVIDEND RATE" means a rate per annum equal to the dividend rate on the Series B Convertible Preferred Stock at which the Series B Convertible Preferred Stock would trade at its liquidation preference on such date of determination. The Cost of Capital Dividend Rate shall be determined by a nationally recognized independent investment banking firm (i) if the Corporation is publicly traded on a national exchange, chosen in the sole discretion of the Corporation, and (ii) if the Corporation is not publicly traded on a national exchange, chosen in the sole discretion of the Holder.

                  "CREDIT FACILITY" means the Second Amended and Restated Credit Agreement dated as of April 28, 1998, among the Corporation, the financial institutions party thereto in their capacities as lenders thereunder and Union Bank of California, N.A., as agent, as the same may be amended from time to time, and any one or more agreements evidencing the refinancing, modification, replacement, renewal, restatement, refunding, deferral, extension, substitution, supplement, reissuance or resale thereof.

                  "CUMULATIVE CONSOLIDATED EBITDA" means, with respect to any Person, as of any date of determination, Consolidated EBITDA from the Issue Date to the end of such Person's most recently ended full fiscal quarter prior to such date, taken as a single accounting period.

                  "CUMULATIVE CONSOLIDATED INTEREST EXPENSE" means, with respect to any Person, as of any date of determination, Consolidated Interest Expense plus any cash dividends paid on Senior Securities or Parity Securities not already reflected in Consolidated Interest Expense, in each case from the Issue Date to the end of such Person's most recently ended full fiscal quarter prior to such date, taken as a single accounting period.

                  "DISQUALIFIED CAPITAL STOCK" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in whole or in part, on or prior to December 31, 2009. Without limitation of the foregoing, Disqualified Capital Stock shall be deemed to include (i) any Preferred Stock of a Restricted Subsidiary, (ii) any Preferred Stock of the Corporation, with respect to either of which, under the terms of such Preferred Stock, by agreement or otherwise, such Restricted Subsidiary or the Corporation is obligated to pay current dividends or distributions in cash during the period prior to December 31, 2009; and (iii) as long as the Series B Convertible Preferred Stock remains outstanding, Senior Securities and Parity Securities; provided, however, that (i) Preferred Stock of the Corporation or any Restricted Subsidiary that is issued with the benefit of provisions requiring the Corporation to make an offer to purchase such Preferred Stock in the event of a change of control of the Corporation or Restricted Subsidiary shall not be deemed to be Disqualified Capital Stock solely by virtue of such provisions;
(ii) the Existing Preferred Stock and the Series B Convertible Preferred Stock, as in effect on the Issue Date, shall not be considered Disqualified Capital Stock; and (iii) Capital Stock paid as dividends on Preferred Stock existing on the Issue Date or subsequently issued, in each case in accordance with the terms of such Preferred Stock at the time it was issued, shall not be considered Disqualified Capital Stock.

                  "EXCHANGE DATE" means the date of original issuance of the New Exchange Debentures.

                  "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

                  "EXISTING DEBT INDENTURES" means the Existing Exchange Indentures and the Existing Indenture.

                  "EXISTING EXCHANGE DEBENTURES" means the 12 1/2% Exchange Debentures due 2006 (if issued) and the 13 1/4% Exchange Debentures due 2006 (if issued) issued under the Existing Exchange Indentures.

                  "EXISTING EXCHANGE INDENTURES" means the indentures dated October 4, 1996, and June 10, 1998, between the Corporation, the guarantors thereto and The Bank of New York, as trustee, which govern the Existing Exchange Debentures.

                  "EXISTING INDENTURE" means the indenture dated as of September 28, 1995 among the Corporation and The Bank of New York, as trustee which governs the Existing Notes.

                  "EXISTING NOTES" means the 11 5/8% Senior Subordinated Notes due 2002 issued under the Existing Indenture.

                  "EXISTING PREFERRED STOCK" means the Junior Cumulative Compounding Redeemable Preferred Stock, $.001 par value, 12% dividend rate per annum, of which 33,000 shares are outstanding as of the Issue Date with a liquidation preference of $1,000 per share; the 12 1/2% Cumulative Exchangeable Preferred Stock, $.001 par value, of which 204,847 shares are outstanding as of the Issue Date with a liquidation preference of $1,000 per share; the 13 1/4% Cumulative Junior Exchangeable Preferred Stock, par value $.001 per share, of which 22,571 shares are outstanding as of the Issue Date with a liquidation preference of $10,000 per share; and the 9 3/4% Series A Convertible Preferred Stock, $.001 par value, of which 8,304 shares are outstanding as of the Issue Date with a liquidation preference of $10,000 per share.

                  "EXTRAORDINARY CASH DIVIDEND" means cash dividends with respect to the Class A Common Stock the aggregate amount of which in any fiscal year exceeds 10% of Consolidated EBITDA of the Corporation and its subsidiaries for the fiscal year immediately preceding the payment of such dividend.

                  "FAIR MARKET VALUE" of any consideration other than cash or of any securities shall mean the amount which a willing buyer would pay to a willing seller in an arm's length transaction as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors or a committee thereof.

                  "FCC" means the Federal Communications Commission and any successor governmental entity performing functions similar to those performed by the Federal Communications Commission on the Issue Date.

                  "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

                  "HOLDER" means a holder of shares of Series B Convertible Preferred Stock as reflected in the stock books of the Corporation.

                  "INCUR" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurrable" and "incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

                  "INDEBTEDNESS" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof) or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables and other accrued liabilities arising in the ordinary course of business, including, without limitation, any and all programming broadcast obligations) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included, (i) any Capitalized Lease Obligations, (ii) obligations secured by a Lien to which the property or assets owned or held by such Person are subject, whether or not the obligation or obligations secured thereby shall have been assumed (provided, however, that if such obligation or obligations shall not have been assumed, the amount of such Indebtedness shall be deemed to be the lesser of the principal amount of the obligation or the fair market value of the pledged property or assets), (iii) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor), (iv) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (v) in the case of the Corporation, Disqualified Capital Stock of the Corporation or any Restricted Subsidiary and (vi) obligations of any such Person under any Interest Rate Agreement applicable to any of the foregoing (if and to the extent such Interest Rate Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP). The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that (i) the amount outstanding at any time of any Indebtedness issued with original issue discount is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (ii) Indebtedness shall not include any liability for federal, state, local or other taxes. Notwithstanding any other provision of the foregoing definition, any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business or contingent obligations arising out of customary indemnification agreements with respect to the sale of assets or securities shall not be deemed to be "Indebtedness" of the Corporation or any Restricted Subsidiaries for purposes of this definition. Furthermore, guarantees of (or obligations with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such amount shall not also be included.

                  "INDEPENDENT APPRAISER" means an appraiser of national reputation in the United States (i) which does not, and whose directors, executive officers and Affiliates do not, have a direct or indirect financial interest in excess of 5% of fully diluted outstanding voting securities of the Corporation at the time of determination and (ii) which, in the judgment of the Corporation, is independent from the Corporation as evidenced by an Officer's Certificate.

                  "INITIAL HOLDER" means National Broadcasting Company, Inc.

                  "INTEREST RATE AGREEMENT" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

                  "INVESTMENT" means, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and repurchases or redemptions of the Existing Notes, the Existing Exchange Debentures, the Existing Preferred Stock or the Series B Convertible Preferred Stock by the Corporation.

                  "INVESTMENT AGREEMENT" means the Investment Agreement, dated September 15, 1999, entered into by and among the Corporation and National Broadcasting Company, Inc.

                  "ISSUE DATE" means the date of original issuance of the Series B Convertible Preferred Stock.

                  "JUNIOR SECURITIES" shall have the meaning ascribed to it in paragraph (b) hereof.

                  "LIEN" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

                  "MAJOR ASSET SALE" means on Asset Sale or series of related Asset Sales involving assets with a fair market value in excess of $25,000,000.

                  "NET PROCEEDS" means (a) in the case of any sale of Capital Stock by the Corporation, an Asset Sale or a Major Asset Sale, the aggregate net proceeds received by the Corporation, after payment of expenses, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the fair market value thereof, as determined in good faith by the Board of Directors, at the time of receipt) and (b) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of the Corporation which is not Disqualified Capital Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to the Corporation upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, E.G., on account of fractional shares and less all expenses incurred by the Corporation in connection therewith).

                  "NEW EXCHANGE DEBENTURES" shall mean the Convertible Exchange Debentures due 2009 (if issued) issued under the New Exchange Indenture.

                  "NEW EXCHANGE INDENTURE" shall have the meaning ascribed to it in paragraph (f)(i)(C) hereof.

                  "OBLIGATIONS" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing, or otherwise relating to, any Indebtedness.
                  "OFFICERS' CERTIFICATE" means a certificate signed by two officers or by an officer and either an Assistant Treasurer or an Assistant Secretary of the Corporation which certificate shall include a statement that, in the opinion of such signers all conditions precedent to be performed by the Corporation prior to the taking of any proposed action have been taken. In addition, such certificate shall include (i) a statement that the signatories have read the relevant covenant or condition, (ii) a brief statement of the nature and scope of such examination or investigation upon which the statements are based, (iii) a statement that, in the opinion of such signatories, they have made such examination or investigation as is reasonably necessary to express an informed opinion and (iv) a statement as to whether or not, in the opinion of the signatories, such relevant conditions or covenants have been complied with.

                  "OPINION OF COUNSEL" means an opinion of counsel that, in such counsel's opinion, all conditions precedent to be performed by the Corporation prior to the taking of any proposed action have been taken. Such opinion shall also include the statements called for in the second sentence under "Officers' Certificate".

                  "ORIGINAL ISSUE PRICE" means $10,000 per share of Series B Convertible Preferred Stock.

                  "PARITY SECURITIES" shall have the meaning ascribed to it in paragraph (b) hereof.

                  "PERMITTED HOLDERS" means collectively Lowell W. Paxson, his spouse, children or other lineal descendants (whether adoptive or biological) and any revocable or irrevocable INTER VIVOS or testamentary trust or the probate estate of any such individual, so long as one or more of the foregoing individuals is the principal beneficiary of such trust or probate estate.

                  "PERMITTED INDEBTEDNESS" means, without duplication, each of the following:

                  (i) Indebtedness under the New Exchange Debentures and the guarantees related thereto, including any New Exchange Debentures issued in accordance with the New Exchange Indenture as payment of interest on the New Exchange Debentures;

                  (ii) Indebtedness under the Existing Exchange Debentures, and the guarantees related thereto, including any Existing Exchange Debentures issued in accordance with the Existing Exchange Indentures as payment of interest on the Existing Exchange Debentures;

                  (iii) Indebtedness incurred pursuant to any Credit Facility in an aggregate principal amount at any time outstanding not to exceed $25,000,000;

                  (iv) all other Indebtedness of the Corporation and its Restricted Subsidiaries outstanding on the Issue Date, including, without limitation, the Existing Notes, reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

                  (v) Obligations under Interest Rate Agreements of the Corporation covering Indebtedness of the Corporation or any of its Restricted Subsidiaries; provided, however, that such Interest Rate Agreements are entered into to protect the Corporation and its Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with paragraph (l)(i) hereof to the extent the notional principal amount of such Interest Rate Agreement does not exceed the principal amount of the Indebtedness to which such Interest Rate Agreement relates;

                  (vi) Indebtedness of a Restricted Subsidiary to the Corporation or to a Restricted Subsidiary for so long as such Indebtedness is held by the Corporation or a Restricted Subsidiary, in each case subject to no Lien held by a Person other than the Corporation or a Restricted Subsidiary; provided that if as of any date any Person other than the Corporation or a Restricted Subsidiary owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

                  (vii) Indebtedness of the Corporation to a Restricted Subsidiary for so long as such Indebtedness is held by a Restricted Subsidiary, in each case subject to no Lien; provided that (a) any Indebtedness of the Corporation to any Restricted Subsidiary is unsecured and subordinated, pursuant to a written agreement, to the Corporation's Obligations under the New Exchange Indenture and the New Exchange Debentures and (b) if as of any date any Person other than a Restricted Subsidiary owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Corporation;

(viii) Purchase Money Indebtedness and Capitalized Lease Obligations incurred to acquire property in the ordinary course of business which Indebtedness and Capitalized Lease Obligations do not in the aggregate exceed 5% of the Corporation's consolidated total assets at any one time;

(ix)     Refinancing Indebtedness; and

(x) Additional Indebtedness of the Corporation in an aggregate principal amount not to exceed $10,000,000 at any one time outstanding.

                  "PERMITTED INVESTMENTS" means, for any Person, Investments made on or after the Issue Date consisting of:

                  (i) Investments by the Corporation, or by a Restricted Subsidiary, in the Corporation or a Restricted Subsidiary;

                  (ii)     Cash Equivalents;

                  (iii) Investments by the Corporation, or by a Restricted Subsidiary, in a Person (or in all or substantially all of the business or assets of a Person) if as a result of such Investment (a) such Person becomes a Restricted Subsidiary, (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Corporation or a Restricted Subsidiary or (c) such business or assets are owned by the Corporation or a Restricted Subsidiary;

                  (iv)     reasonable and customary loans made to
                           employees not to exceed $5,000,000 in the aggregate at any one time outstanding;

                  (v) an Investment that is made by the Corporation or a Restricted Subsidiary in the form of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to the Corporation or a Restricted Subsidiary solely as partial consideration for the consummation of an Asset Sale or pursuant to the arrangements described in Section 7.5 of the Investment Agreement;

                  (vi) time brokerage and other similar agreements (which term shall include in any event all local marketing agreements, joint sales agreements and similar agreements, however denominated) under which separately owned and licensed broadcast properties enter into cooperative arrangements and which may include an option to acquire the broadcast property at a future date;

                  (vii) accounts receivable of the Corporation and its Restricted Subsidiaries generated in the ordinary course of business;

                  (viii) loans and guarantees of loans by third-party lenders to third parties in connection with the acquisition of media properties, secured by substantially all of such Person's assets (to the extent permitted by the rules of the FCC), which are made in conjunction with the execution of a time brokerage agreement;

                  (ix) options on media properties entered into in connection with the execution of time brokerage agreements; and

                  (x) additional Investments of the Corporation and its Restricted Subsidiaries from time to time of an amount not to exceed $75,000,000.

                  "PERSON" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

                  "PREFERRED STOCK" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemption or upon liquidation.

                  "PRIVATE PREFERRED STOCK" means the Junior Cumulative Compounding Redeemable Preferred Stock, $.001 par value, 12% dividend rate per annum, of which 33,000 shares are outstanding with a liquidation preference of $1,000 per share.

                  "PURCHASE MONEY INDEBTEDNESS" means any Indebtedness incurred in the ordinary course of business by a Person to finance the cost (including the cost of construction) of an item of property, the principal amount of which Indebtedness does not exceed the sum of (i) 100% of such cost and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

                  "QUALIFIED CAPITAL STOCK" means any Capital Stock that is not Disqualified Capital Stock.

                  "REDEEMABLE DIVIDEND" means, for any dividend or distribution with regard to Disqualified Capital Stock, the quotient of the dividend or distribution divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Disqualified Capital Stock.

                  "REDEMPTION DATE" means, with respect to any shares of Series B Convertible Preferred Stock, the date on which such shares of Series B Convertible Preferred Stock are redeemed by the Corporation.

                  "REDEMPTION NOTICE" shall have the meaning ascribed to it in paragraph (e)(ii) hereof.

                  "REDEMPTION PRICE" means the higher of (i) the Original Issue Price plus all accrued and unpaid dividends through and including the date of redemption, and (ii) 80% (representing a liquidity discount) of the average of the Common Stock Trading Price for the ten consecutive trading days ending on the trading day prior to the date of the Redemption Notice, multiplied by the number of Conversion Shares per share of Series B Convertible Preferred Stock.

                  "REFINANCE" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part, "Refinanced" and "Refinancing" shall have correlative meanings.

                  "REFINANCING INDEBTEDNESS" means any refinancing by the Corporation or any Restricted Subsidiary of Indebtedness that does not (i) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Corporation in connection with such refinancing) or (ii) create Indebtedness with (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being refinanced or (b) a final maturity earlier than the final maturity of the Indebtedness being refinanced; provided that (x) if such Indebtedness being refinanced is Indebtedness of the Corporation, then such Refinancing Indebtedness shall be Indebtedness solely of the Corporation and (y) if such Indebtedness being Refinanced is subordinate or junior to the New Exchange Debentures, then such Refinancing Indebtedness shall be subordinate to the New Exchange Debentures at least to the same extent and in the same manner as the Indebtedness being Refinanced.

                  "RESTRICTED PAYMENT" means (i) the declaration or payment of any dividend or the making of any other distribution (other than dividends or distributions payable in Qualified Capital Stock) on shares of Parity Securities or Junior Securities, (ii) any purchase, redemption, retirement or other acquisition for value of any Junior Securities, or any warrants, rights or options to acquire shares of Junior Securities, other than through the exchange of such Junior Securities or any warrants, rights or options to acquire shares of any class of such Junior Securities for Qualified Capital Stock or warrants, rights or options to acquire Qualified Capital Stock, (iii) the making of any Investment (other than a Permitted Investment), (iv) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary on the basis of the fair market value of such Subsidiary utilizing standard valuation methodologies and approved by the Board of Directors, excluding any such Subsidiary with a fair market value equal to or less than $500, or (v) forgiveness of any Indebtedness of an Affiliate of the Corporation to the Corporation or a Restricted Subsidiary.

                  "RESTRICTED SUBSIDIARY" means a Subsidiary of the Corporation other than an Unrestricted Subsidiary and includes all of the Subsidiaries of the Corporation existing as of the Issue Date. The Board of Directors of the Corporation may designate any Unrestricted Subsidiary or any Person that is to become a Subsidiary as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired Indebtedness as having been incurred at the time of such action), the Corporation could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to paragraph (l)(i) above.

                  "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                  "SENIOR DEBT" means the principal of and premium, if any, and interest (including, without limitation, interest accruing or that would have accrued but for the filing of a bankruptcy, reorganization or other insolvency proceeding whether or not such interest constitutes an allowed claim in such proceeding) on, and any and all other fees, expense reimbursement obligations, indemnities and other amounts due pursuant to their terms of all agreements, documents and instruments providing for, creating, securing or evidencing or otherwise entered into in connection with (a) all Indebtedness of the Corporation owed under the Credit Facility, (b) all obligations of the Corporation with respect to any Interest Rate Agreement, (c) all obligations of the Corporation to reimburse any bank or other person in respect of amounts paid under letters of credit, acceptances or other similar instruments, (d) all other Indebtedness of the Corporation which does not provide that it is to rank PARI PASSU with or subordinate to the New Exchange Debentures and (e) all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any of the Senior Debt described above. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (i) Indebtedness of the Corporation to any of its Subsidiaries, (ii) Indebtedness represented by the New Exchange Debentures, (iii) any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any item of Senior Debt, (iv) any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business or (v) Indebtedness incurred in violation of paragraph (l)(i) hereof.

                  "SENIOR SECURITIES" shall have the meaning ascribed to it in paragraph (b) hereof.

                  "SERIES B CONVERTIBLE PREFERRED STOCK" shall have the meaning ascribed to it in paragraph (a) hereof.

                  "SUBSIDIARY", with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

                  "UNRESTRICTED SUBSIDIARY" means (a) any Subsidiary of an Unrestricted Subsidiary and (b) any Subsidiary of the Corporation which is classified after the Issue Date as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors; provided that a Subsidiary organized or acquired after the Issue Date may be so classified as an Unrestricted Subsidiary only if such classification is not in violation of the covenant set forth under paragraph (l)(i) above. The transfer agent for the Series B Convertible Preferred Stock shall be given prompt notice by the Corporation of each resolution adopted by the Board of Directors under this provision, together with a copy of each such resolution adopted.

                  "VOTING RIGHTS TRIGGERING EVENT" shall have the meaning ascribed to it in paragraph (f)(iii) hereof.

                  "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the total of the product obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

                  "WHOLLY-OWNED SUBSIDIARY" means any Restricted Subsidiary all of the outstanding voting securities (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Corporation.

                  IN WITNESS WHEREOF, said Paxson Communications Corporation has caused this Certificate to be signed this 15th day of September, 1999.

                        PAXSON COMMUNICATIONS CORPORATION


                        By: /s/ Jeffrey Sagansky
                            Name: Jeffrey Sagansky
                            Title:   President and Chief Executive Officer

Exhibit 7

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF, THE HOLDER AGREES THAT (1) IT WILL NOT, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") THAT IS TWO YEARS AFTER THE ORIGINAL ISSUANCE OF THIS SECURITY, RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) INSIDE THE UNITED STATES TO AN ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES (OR HAS FURNISHED ON ITS BEHALF BY A U.S. BROKER-DEALER) TO THE COMPANY A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS SECURITY (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE COMPANY), (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE ACT (IF AVAILABLE) OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND (2) WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS SECURITY PRIOR TO THE RESALE RESTRICTION TERMINATION DATE, IF THE PROPOSED TRANSFEREE IS AN ACCREDITED INVESTOR, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE COMPANY SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM OR IN A TRANSACTION NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE ACT. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE ACT. THIS SECURITY IS SUBJECT TO THE TERMS OF A STOCKHOLDER AGREEMENT, DATED AS OF SEPTEMBER 15, 1999, AMONG PAXSON COMMUNICATIONS CORPORATION, NATIONAL BROADCASTING COMPANY, INC. AND THE OTHER PARTIES NAMED THEREIN (THE "STOCKHOLDER AGREEMENT").

Class A Common Stock Purchase Warrant
Date of Issuance:  September 15, 1999
Warrant No. 1999-A

                        PAXSON COMMUNICATIONS CORPORATION

                               Warrant Certificate

         Paxson Communications Corporation (the "COMPANY"), for value received, hereby certifies that NBC Palm Beach Investment II, Inc., a wholly-owned subsidiary of National Broadcasting Company, Inc. (the "INVESTOR"), or registered assigns (the "HOLDER"), is entitled, subject to the terms of this Warrant (the "WARRANT") as set forth below, to purchase from the Company, during the Exercise Period (as defined in Section 1), a maximum of 13,065,507 shares (the "WARRANT SHARES") of Class A Common Stock of the Company, par value $.001 per share (the "CLASS A COMMON STOCK") at a price of $12.60 per share (the "EXERCISE PRICE"). The number of Warrant Shares and the Exercise Price are subject to adjustment from time to time as hereinafter provided.

         The Warrant is issued under and in accordance with that certain Investment Agreement between the Company and the Investor, dated September 15, 1999 (the "INVESTMENT AGREEMENT"), and is subject to the terms and provisions contained in the Investment Agreement, which are incorporated herein by reference and made a part hereof. The Warrant and the Warrant Shares are entitled to the benefits of that certain Registration Rights Agreement, dated September 15, 1999, between the Company and the Investor (the "REGISTRATION RIGHTS AGREEMENT"). Copies of the Investment Agreement, the Stockholder Agreement and the Registration Rights Agreement may be obtained for inspection by the Holder at the principal office of the Company upon prior written request to the Company.

         Section 1. Exercise. Subject to the terms hereof, the Holder shall have the right, which may be exercised at any time during the period (the "EXERCISE PERIOD") commencing as of September 15, 1999 (the "ISSUE DATE") and continuing until the earlier of (i) the termination of the Investor Rights (as defined in the Investment Agreement), and (ii) 5:00 p.m., New York City time, on September 15, 2009 (the "EXPIRATION DATE"), to purchase from the Company the number of fully paid and nonassessable Warrant Shares which the Holder may at the time be entitled to receive on exercise of the Warrant and payment of the Exercise Price then in effect for such Warrant Shares. Notwithstanding the foregoing, if in the written opinion of counsel to the Company reasonably acceptable to the Holder approval of the Federal Communications Commission (the "FCC") is required before the Company may issue Warrant Shares upon the exercise of the Warrant, the Company may defer the issuance of such Warrant Shares until such time as approval of the FCC is obtained or is no longer required. The Company shall promptly notify the Holder in writing of any event which requires it to suspend exercise of the Warrant pursuant to the preceding sentence and of the termination of any such suspension. To the extent the Warrant is not exercised prior to the Expiration Date, it shall become void and all rights hereunder shall cease as of such time.

         If this Warrant is transferred, in whole or in part (except for transfers to affiliates of the Investor who are domestic subsidiaries of the Investor's ultimate parent corporation ("Control Group Affiliates")), it shall expire to the extent of the transferred portion 30 days after the later of (A) the date of such transfer and (B) the date on which this Warrant first became exercisable with respect to the transferred portion hereof. This Warrant shall not be exercisable by the Investor and its affiliates during any Involuntary Redemption Period or Default Redemption Period, as such terms are defined in the Investment Agreement, or from and after the date the Investor elects to cause the Company to effectuate a Company Sale pursuant to Section 9.5 of the Investment Agreement.

         Should a Holder which is a Control Group Affiliate determine, in its sole discretion, that it is prevented under applicable laws and regulations of the FCC from holding shares of Class A Common Stock issuable upon exercise of this Warrant, then, subject to adoption and approval of the stockholder proposal described in clause (iii) of the definition of "Stockholder Proposal" in the Stockholder Agreement, such Holder shall have the option to acquire shares of non-voting common stock of the Company upon exercise of this Warrant, on the same terms and conditions of exercise as are applicable to Class A Common Stock hereunder.

         The Warrant may be exercised, in whole or in part, at the election of the Holder, upon surrender at the principal office of the Company of the certificate or certificates evidencing the Warrant with the form of election to purchase attached as Exhibit A duly completed and signed ("PURCHASE FORM"), and upon payment to the Company of the Exercise Price, as it may be adjusted as herein provided, for the number of Warrant Shares in respect of which the Warrant is then exercised; provided that the Warrant shall be exercisable in part only for a minimum of 1,000,000 Warrant Shares per exercise, or if less, the entire number of Warrant Shares which the Holder is entitled to purchase hereunder. Payment of the aggregate Exercise Price shall be made by wire transfer of immediately available funds to such account as the Company may specify. The Exercise Price shall be subject to adjustment as provided in
Section 9.

         Subject to the provisions of Section 4 hereof, upon surrender of the Warrant and payment of the Exercise Price, the Company shall issue and cause to be delivered with all reasonable dispatch to or upon the written order of the Holder a certificate or certificates for the number of Warrant Shares issuable upon the exercise of the Warrant together with cash as provided in Section 10. Such certificate or certificates shall be deemed to have been issued and the Holder shall be deemed to have become a holder of record of such Warrant Shares as of the date of the surrender of the Warrant and payment of the Exercise Price.

         In the event that this Warrant is exercised in respect of fewer than all of the Warrant Shares issuable on such exercise at any time prior to the Expiration Date, a new certificate evidencing the remaining Warrant or Warrants will be issued, and the Company shall countersign and deliver the required new Warrant Certificate or Certificates. When surrendered upon exercise of the Warrant, this Warrant Certificate shall be cancelled and disposed of by the Company.

         Section 2. Registration. The Company shall number and register the Warrant Certificate on the books of the Company maintained at its principal office. Warrant Certificates shall be manually countersigned by the Company by a duly authorized officer and shall not be valid for any purpose unless so countersigned. The Company may deem and treat the Holders of the Warrant Certificate as the absolute owners thereof (notwithstanding any notation of ownership or other writing thereon made by anyone) for all purposes, and the Company shall not be affected by any notice to the contrary.

         Section 3. Transfer and Exchange of Warrants. THIS WARRANT IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY SET FORTH IN THE STOCKHOLDER AGREEMENT, AND MAY BE TRANSFERRED ONLY IN COMPLIANCE WITH THE PROVISIONS THEREOF. Subject to the foregoing and the limitations of Section 4, the Company shall from time to time register the transfer of the Warrant upon the records to be maintained by it for that purpose, upon surrender of this Warrant Certificate duly endorsed or accompanied (if so required by it) by a written instrument or instruments of transfer in form satisfactory to it, duly executed by the registered Holder or by the duly appointed legal representative thereof or by a duly authorized attorney; provided that this Warrant may be transferred only with respect to a minimum of 1,000,000 Warrant Shares per transfer. Subject to the terms hereof, this Certificate may be exchanged for another certificate or certificates entitling the Holder to purchase a like aggregate number of Warrant Shares as the Certificate surrendered then entitles the Holder to purchase; provided that each such new certificate shall be in minimum denominations of 1,000,000 Warrant Shares. A Holder desiring to exchange this Certificate shall make such request in writing delivered to the Company, and shall surrender, duly endorsed or accompanied (if so required by the Company) by a written instrument or instruments of transfer in form satisfactory to the Company, this Warrant Certificate to be so exchanged.

         Upon registration of transfer, the Company shall issue to the transferees and countersign a new Warrant Certificate or Certificates and deliver by certified mail such new Warrant Certificate or Certificates to the persons entitled thereto. No service charge shall be made for any exchange or registration of transfer of Warrant Certificates, but the Company may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge that is imposed in connection with any such exchange or registration of transfer.

         Section 4. Registration of Transfers and Exchanges. Subject to Section 3 hereof, when Warrants represented by this Certificate are presented to the Company with a request to register the transfer of the Warrants, or to exchange such Warrants for an equal number of Warrants of other authorized denominations, the Company shall register the transfer or make the exchange as requested if the requirements set forth in Section 3 and the following requirements are satisfied:

         (I) the Certificate shall be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Company, duly executed by the Holder or his attorney duly authorized in writing; and

         (II) if the offer and sale of the Warrants have not been registered pursuant to an effective Registration Statement under the Securities Act of 1933, as amended (the "SECURITIES ACT"), the Certificate shall be accompanied by the following additional information and documents, as applicable:

                  (A) if such Warrants are being delivered to the Company by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect (in substantially the form of Exhibit B hereto); or

                  (B) if such Warrants are being transferred pursuant to an exemption from registration in accordance with Rule 144 ("RULE 144") or Regulation S ("REGULATION S"), in each case, under the Securities Act, a certification to that effect (in substantially the form of Exhibit B hereto); or

                  (C) if such Warrants are being transferred to an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act (an "INSTITUTIONAL ACCREDITED INVESTOR")), delivery of a certification to that effect (in substantially the form of Exhibit B hereto) and a Transferee Certificate for Institutional Accredited Investors in substantially the form of Exhibit C hereto and an opinion of counsel and/or other information satisfactory to the Company to the effect that such transfer is in compliance with the Securities Act; or

                  (D) if such Warrants are being transferred in reliance on another exemption from the registration requirements of the Securities Act, a certification to that effect (in substantially the form of Exhibit B hereto) and an opinion of counsel reasonably satisfactory to the Company to the effect that such transfer is in compliance with the Securities Act.

         Section 5. Payment of Taxes. The Company will pay all documentary stamp taxes attributable to the initial issuance of Warrant Shares upon the exercise of the Warrant; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue of any Warrant Certificates or any certificates for Warrant Shares in a name other than that of the registered holder of a Warrant Certificate surrendered upon the exercise of a Warrant, and the Company shall not be required to issue or deliver such Warrant Certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

         Section 6. Mutilated or Missing Warrant Certificate. In case this Warrant Certificate shall be mutilated, lost, stolen or destroyed, the Company will issue and countersign, in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing an equivalent number of Warrants, but only upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of the Warrant Certificate and an indemnification agreement satisfactory to the Company with respect to such loss, theft or destruction. Applicants for such substitute Warrant Certificate(s) shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe.

         Section 7. Reservation of Warrant Shares. The Company will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Class A Common Stock or its authorized and issued Class A Common Stock held in its treasury, for the purpose of enabling it to satisfy any obligation to issue Warrant Shares upon exercise of the Warrant, the maximum number of shares of Class A Common Stock which may then be deliverable upon the exercise of the Warrant. Following approval of the Stockholder Proposal, the Company will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued non-voting common stock for the purpose of enabling it to satisfy any obligation to issue such non-voting common stock upon exercise of the Warrant, the maximum number of shares of non-voting common stock which may then be deliverable upon the exercise of the Warrant.

         The transfer agent for the Class A Common Stock (the "TRANSFER AGENT") and every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of the Warrant will be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company will keep a copy of this Warrant Certificate on file with the Transfer Agent and with every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of the Warrant. The Company will supply such Transfer Agent with duly executed certificates for such purposes and will provide or otherwise make available any cash which may be payable as provided in Section 10. The Company will furnish such Transfer Agent a copy of all notices of adjustments and certificates related thereto transmitted to each holder pursuant to Section 11 hereof.

         The Company covenants that all Warrant Shares which may be issued upon exercise of the Warrant in accordance with the terms of the Warrant Certificate will, upon payment of the Exercise Price therefor and issue, be validly authorized and issued, fully paid, nonassessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof. The Company will take no action to increase the par value of the Class A Common Stock to an amount in excess of the Exercise Price, and the Company will not enter into any agreements inconsistent with the rights of the Holder hereunder. The Company will use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations hereunder. The Company shall not take any action reasonably within its control, including the hiring of a broker to solicit exercises, which would render unavailable an exemption from registration under the Securities Act which might otherwise be available with respect to the issuance of Warrant Shares upon exercise of the Warrant.

         Section 8. Obtaining Stock Exchange Listings. The Company will from time to time take all action which may be necessary so that the Warrant Shares, immediately upon their issuance upon the exercise of the Warrant, will be listed on the principal securities exchanges and markets within the United States of America on which other shares of Class A Common Stock are then listed. In the event that, at any time during the period in which the Warrant is exercisable, the Class A Common Stock is not listed on any principal securities exchanges or markets within the United States of America, the Company will use its best efforts to permit the Warrant Shares to be designated PORTAL securities in accordance with the rules and regulations adopted by the National Association of Securities Dealers, Inc. relating to trading in the Private Offering, Resales and Trading through Automated Linkages market.

         Section 9. Adjustment of Number of Warrant Shares Issuable and Exercise Price. The number of shares of Class A Common Stock issuable upon the exercise of the Warrant (the "EXERCISE RATE") and the Exercise Price are subject to adjustment from time to time upon the occurrence of the events enumerated in this Section 9.

                  (a) Adjustment for Change in Capital Stock. If the Company (1) pays a dividend or makes a distribution on its Class A Common Stock in shares of its Class A Common Stock; (2) subdivides its outstanding shares of Class A Common Stock into a greater number of shares; (3) combines its outstanding shares of Class A Common Stock into a smaller number of shares; or (4) issues, by reclassification of its shares of Class A Common Stock, any shares of its capital stock; then and in each such case the Exercise Rate in effect immediately prior to such action shall be adjusted so that the holder of any Warrant thereafter exercised shall be entitled to receive, upon exercise of the Warrant, the number of shares of Class A Common Stock or other securities of the Company which such holder would have owned immediately following such action if the Warrant had been exercised immediately prior to such action; provided, however, that notwithstanding the foregoing, upon the occurrence of an event described in clause (1) above which otherwise would have given rise to an adjustment, no adjustment shall be made if the Company includes the Holder in such distribution pro rata according to the number of shares of Common Stock issued and outstanding as if the Warrant Shares were issued and outstanding.

         Any adjustment hereunder shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification (each such time, the "TIME OF DETERMINATION"). Such adjustment shall be made successively whenever any event listed above shall occur.

         If after an adjustment the Holder upon exercise of the Warrant may receive shares of two or more classes of capital stock of the Company, the Board of Directors of the Company shall determine the allocation of the adjusted Exercise Price and Exercise Rate between the classes of capital stock. After such allocation, the Exercise Price and Exercise Rate of each class of capital stock shall thereafter be subject to adjustment on terms comparable to those applicable to the Class A Common Stock in this Section.

                  (b) Adjustment for Certain Issuances of Class A Common Stock. If the Company issues or distributes to all holders of its Class A Common Stock any rights or warrants to purchase, acquire or subscribe for shares of Class A Common Stock (including a right or warrant with respect to any security convertible into or exchangeable for shares of Class A Common Stock) at a price per share of Class A Common Stock less than the Common Stock Trading Price at the Time of Determination, the Exercise Rate shall be adjusted in accordance with the formula:

                                    E' = E x  O + N
                                             ---------
                                             O + N x P
                                                 -----
                                                   M

where:
                  E'       =        the adjusted Exercise Rate.

                  E        =        the Exercise Rate immediately prior to the
                                    Time of Determination for any such
                                    distribution.

                  O        =        the number of Fully Diluted Shares (as
                                    defined in Section 9(m)) outstanding at the Time of Determination for any such issuance or distribution.

                  N        =        the number of additional shares of the
                                    Class A Common Stock issued or issuable upon exercise of such rights, options or warrants.

                  P        =        the sum of the consideration per share
                                    received for the issuance of such rights, options or warrants and the exercise price per share of such rights, options or warrants.

                  M        =        the Common Stock Trading Price per share
                                    of the Class A Common Stock at the Time of Determination for any such issuance, sale or distribution.

         The adjustment shall be made successively whenever any such rights, options or warrants are issued or distributed and shall become effective immediately after the record date for the determination of stockholders entitled to receive the rights, options or warrants. If at the end of the period during which any such rights, options or warrants are exercisable, not all rights, options or warrants shall have been exercised, the Exercise Rate shall be immediately readjusted to what it would have been if "N" in the above formula had been the number of shares actually issued.

                  (c) Adjustment for Other Distributions. If the Company distributes to all holders of its Class A Common Stock (i) any securities of the Company or rights, options or warrants to purchase or subscribe for securities of the Company (other than those dividends and distributions referred to in Sections 9(a) and 9(b) above), (ii) any evidences of indebtedness of the Company or any other person, or (iii) any Extraordinary Cash Dividend, the Exercise Rate shall be adjusted in accordance with the formula:

                                               E' = E x M
                                                    -----
                                                   M - F
where:
                  E'       =        the adjusted Exercise Rate.

                  E        =        the current Exercise Rate on the record date
                                    mentioned below.

                  M        =        the Common Stock Trading Price per share
                                    of Class A Common Stock on the record date mentioned below.

                  F        =        the fair market value on the record date
                                    mentioned below of the indebtedness, assets
                                    (including the Extraordinary Cash Dividend), rights, options or warrants distributable with respect to one share of Class A Common
                                    Stock.

         The adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of stockholders entitled to receive the distribution. Notwithstanding the foregoing provisions of this Section 9(c), an event which would otherwise give rise to an adjustment pursuant to this Section 9(c) shall not give rise to such an adjustment if the Company includes the Holder in such distribution pro rata to the number of shares of Class A Common Stock issued and outstanding after giving effect to the Warrant Shares as if they were issued and outstanding.

                  (d) Adjustment of Exercise Price. Whenever the number of Warrant Shares purchasable upon the exercise of the Warrant is adjusted, as herein provided, the Exercise Price per Warrant Share payable upon exercise of the Warrant shall be adjusted (calculated to the nearest $.0001) so that it shall equal the price determined by multiplying the Exercise Price immediately prior to such adjustment by a fraction, the numerator of which shall be the number of Warrant Shares purchasable upon the exercise of the Warrant immediately prior to such adjustment, and the denominator of which shall be the number of Warrant Shares so purchasable immediately thereafter.

                  (e)  Definitions.

         "COMMON STOCK TRADING PRICE" on any date means, with respect to the Class A Common Stock, the Closing Price for the Class A Common Stock on such date. The "CLOSING PRICE" on any date shall mean the last sale price for the Class A Common Stock, regular way, or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, for the Class A Common Stock in either case as reported in the principal consolidated transaction reporting system with respect to the principal securities exchange on which the Class A Common Stock is listed or admitted to trading or, if the Class A Common Stock is not listed or admitted to trading on any securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the principal automated quotation system that may then be in use or, if the Class A Common Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Class A Common Stock selected by the Board of Directors of the Company or, in the event that no trading price is available for the Class A Common Stock, the fair market value of the Class A Common Stock, as determined in good faith by the Board of Directors of the Company.

         "EXTRAORDINARY CASH DIVIDEND" means cash dividends with respect to the Class A Common Stock the aggregate amount of which in any fiscal year exceeds 10% of Adjusted EBITDA (as defined in the certificate of designation for the Company's Series A Convertible Preferred Stock as in existence on the date hereof) of the Company and its subsidiaries for the fiscal year immediately preceding the payment of such dividend.

         "FAIR MARKET VALUE" of any consideration other than cash or of any securities shall mean the amount which a willing buyer would pay to a willing seller in an arm's length transaction as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Company or a committee thereof.

                  (g) When De Minimis Adjustment May Be Deferred. No adjustment in the Exercise Rate need be made unless the adjustment would require an increase or decrease of at least 1.0% in the Exercise Rate. Notwithstanding the foregoing, any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment, provided that no such adjustment shall be deferred beyond the date on which a Warrant is exercised. All calculations under this Section 9 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.

                  (h) When No Adjustment Required. If an adjustment is made upon the establishment of a record date for a distribution subject to subsections
(a), (b) or (c) hereof and such distribution is subsequently cancelled, the Exercise Rate then in effect shall be readjusted, effective as of the date when the Board of Directors determines to cancel such distribution, to that which would have been in effect if such record date had not been fixed.

                  (i) Notice of Adjustment. Whenever the Exercise Rate or Exercise Price is adjusted, the Company shall provide the notices required by
Section 11 hereof.

                  (j) When Issuance or Payment May Be Deferred. In any case in which this Section 9 shall require that an adjustment in the Exercise Rate be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event (i) issuing to the Holder of any Warrant exercised after such record date the Warrant Shares and other capital stock of the Company, if any, issuable upon such exercise over and above the Warrant Shares and other capital stock of the Company, if any, issuable upon such exercise on the basis of the Exercise Rate prior to such adjustment, and
(ii) paying to such Holder any amount in cash in lieu of a fractional share pursuant to Section 10; provided, however, that the Company shall deliver to the Holder a due bill or other appropriate instrument evidencing such Holder's right to receive such additional Warrant Shares, other capital stock and cash upon the occurrence of the event requiring such adjustment.

                  (k) Reorganizations. In the event of any capital reorganization or reclassification of outstanding shares of Class A Common Stock (other than in the cases referred to in Sections 9(a), (b) or (c) hereof), or in case of any merger, consolidation or other corporate combination of the Company with or into another corporation (other than a merger or consolidation in which the Company is the continuing corporation and which does not result in any reclassification of the outstanding shares of Class A Common Stock into shares of stock or other securities or property), or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety (each of the foregoing being referred to as a "REORGANIZATION"), there shall thereafter be deliverable upon exercise of the Warrants (in lieu of the number of shares of Class A Common Stock theretofore deliverable) the number of shares of stock or other securities or property to which a holder of the number of shares of Class A Common Stock that would otherwise have been deliverable upon the exercise of the Warrants would have been entitled upon such Reorganization if the Warrants had been exercised in full immediately prior to such Reorganization. In case of any Reorganization, appropriate adjustment, as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a duly adopted resolution certified by the Company's Secretary or Assistant Secretary, shall be made in the application of the provisions herein set forth with respect to the rights and interests of the Holder so that the provisions set forth herein shall thereafter be applicable, as nearly as possible, in relation to any shares or other property thereafter deliverable upon exercise of the Warrants.

         The Company shall not effect any such Reorganization unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such Reorganization or the corporation purchasing or leasing such assets or other appropriate corporation or entity shall expressly assume the obligation to deliver to the Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to purchase, and all other obligations and liabilities under the Warrant.

         The foregoing provisions of this Section 9(k) shall apply to successive Reorganization transactions.

                  (l) Form of Warrants. Irrespective of any adjustments in the number or kind of shares purchasable upon the exercise of the Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in this Warrant as initially issued.

                  (m) Miscellaneous. For purposes of this Section 9 the term "CLASS A COMMON STOCK" shall mean (i) the shares of stock designated as the Class A Common Stock, par value $.001 per share, of the Company as of the date of this Warrant, and (ii) shares of any other class of stock resulting from successive changes or reclassification of such shares consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. For purposes of this Section 9 the term "FULLY DILUTED SHARES" shall mean (i) the shares of Class A Common Stock outstanding as of a specified date, and (ii) shares of Class A Common Stock into or for which rights, options, warrants or other securities outstanding as of such date are exercisable or convertible (other than this Warrant and that certain Warrant 1999-B issued by the Company to the Holder, dated September 15, 1999). In the event that at any time, as a result of an adjustment made pursuant to this Section 9, the Holder shall become entitled to purchase any securities of the Company other than, or in addition to, shares of Class A Common Stock, thereafter the number or amount of such other securities so purchasable upon exercise of the Warrants shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares contained in subsections (a) through (j) of this Section 9, inclusive, and the provisions of Sections 1, 5, 7 and 10 with respect to the Warrant Shares or the Class A Common Stock shall apply on like terms to any such other securities.

                  (n) Certain Events. If any change in the outstanding Common Stock of the Company or any other event occurs as to which the provisions of this Section 9 are not strictly applicable or, if strictly applicable, would not fairly protect the purchase rights of the Holder in accordance with such provisions, then the Board of Directors of the Company shall make such adjustments to the Exercise Rate, the Exercise Price or the application of such provisions as may be necessary to protect such purchase rights as aforesaid and to assure that the Holder, upon exercise for the same aggregate Exercise Price, shall receive the total number, class and kind of shares as it would have owned had the Warrant been exercised prior to the event and had the Holder continued to hold such shares until after the event requiring adjustment.

         Section 10. Fractional Interests. The Company shall not be required to issue fractional Warrant Shares on the exercise of the Warrant. If more than one Warrant Certificate shall be presented for exercise in full at the same time by the same Holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of the Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 10, be issuable on the exercise of any Warrants (or specified portion thereof), the Company shall pay an amount in cash equal to the Common Stock Trading Price on the trading day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction.

         Section 11. Notices to Holder. Upon any adjustment pursuant to Section 9 hereof, the Company shall give prompt written notice of such adjustment to the Holder at its address appearing on the records of the Company within ten days after such adjustment, by first class mail, postage prepaid, and shall deliver to the Holder a certificate of the Chief Financial Officer of the Company, accompanied by the report thereon by a firm of independent public accountants selected by the Board of Directors of the Company (who may be the regular accountants for the Company), setting forth in reasonable detail (i) the number of Warrant Shares purchasable upon the exercise of the Warrant and the Exercise Price of the Warrant after such adjustment(s), (ii) a brief statement of the facts requiring such adjustment(s) and (iii) the computation by which such adjustment(s) was made. Where appropriate, such notice may be given in advance and included as a part of the notice required under the other provisions of this
Section 11.

                  In case:

                  (a) the Company proposes to take any action that would require an adjustment to the Exercise Rate or the Exercise Price pursuant to Section 9 hereof; or

                  (b) of any consolidation or merger to which the Company is a party and for which approval of any stockholders of the Company is required, or of the conveyance or transfer of the properties and assets of the Company substantially as an entirety, or of any reclassification or change of Class A Common Stock issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or a tender offer or exchange offer for shares of Class A Common Stock; or

                  (c) of the voluntary or involuntary dissolution, liquidation or winding up of the Company;

then the Company shall give prompt written notice to the Holder at its address appearing on the records of the Company, at least 30 days (or 20 days in any case specified in clause (a) above) prior to the applicable record date hereinafter specified, or the date of the event in the case of events for which there is no record date, by first-class mail, postage prepaid, stating (i) the date as of which the holders of record of shares of Class A Common Stock to be entitled to receive any such rights, options, warrants or distribution are to be determined, or (ii) the initial expiration date set forth in any tender offer or exchange offer for shares of Class A Common Stock, or (iii) the date on which any such consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up is expected to become effective or be consummated, and the date as of which it is expected that holders of record of shares of Class A Common Stock shall be entitled to exchange such shares for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up. The failure by the Company to give such notice or any defect therein shall not affect the legality or validity of any distribution, right, option, warrant, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up, or the vote upon any action.

         The Company shall give prompt written notice to the Holder of any determination to make a distribution or dividend to the holders of its Class A Common Stock of any assets (including cash), debt securities, preferred stock, or any rights or warrants to purchase debt securities, preferred stock, assets or other securities (other than Class A Common Stock, or rights, options, or warrants to purchase Class A Common Stock) of the Company, which notice shall state the nature and amount of such planned dividend or distribution and the record date therefor, and shall be received by the Holder at least 30 days prior to such record date therefor.

         Nothing contained in this Warrant Certificate shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of Directors of the Company or any other matter, or any rights whatsoever as shareholders of the Company.

         Section 12. Notices to the Company. Any notice or demand to be given or made by the Holder to or on the Company shall be sufficiently given or made when received at the office of the Company expressly designated by the Company as its office for purposes of this Certificate, as follows:

                           Paxson Communications Corporation
                           601 Clearwater Park Road
                           West Palm Beach, Florida  33401
                           Attention:  General Counsel

                  Section 13. Supplements and Amendments. The Warrant may not be supplemented or amended without the written approval of both the Holder and the Company.

                  Section 14. Successors. All the covenants and provisions of this Certificate by or for the benefit of the Company or the Holder shall bind and inure to the benefit of their respective successors and assigns hereunder.

                  Section 15. Termination. This Certificate and the Warrants represented hereby shall terminate on the Expiration Date. Notwithstanding the foregoing, this Certificate will terminate on any earlier date if all Warrants have been exercised pursuant hereto.

                  Section 16. Governing Law. The Warrant Certificate shall be deemed to be a contract made under the laws of the State of New York.

                  Section 17. Benefits of This Certificate. Nothing in this Certificate shall be construed to give to any person or corporation other than the Company and the registered Holder any legal or equitable right, remedy or claim hereunder; but this Certificate shall be for the sole and exclusive benefit of the Company and the registered Holder.

                  IN WITNESS WHEREOF, Paxson Communications Corporation has caused this Certificate to be duly executed by the undersigned.


Dated:  September 15, 1999

                           PAXSON COMMUNICATIONS CORPORATION


                           By:   /s/ Lowell W. Paxson
                                 Name:  Lowell W. Paxson
                                 Title: President



                           By:   /s/ Jeffrey Sagansky
                                 Name: Jeffrey Sagansky
                                 Title:   President and Chief Executive Officer

Exhibit 8

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF, THE HOLDER AGREES THAT (1) IT WILL NOT, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") THAT IS TWO YEARS AFTER THE ORIGINAL ISSUANCE OF THIS SECURITY, RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) INSIDE THE UNITED STATES TO AN ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES (OR HAS FURNISHED ON ITS BEHALF BY A U.S. BROKER-DEALER) TO THE COMPANY A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS SECURITY (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE COMPANY), (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE ACT (IF AVAILABLE) OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND (2) WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS SECURITY PRIOR TO THE RESALE RESTRICTION TERMINATION DATE, IF THE PROPOSED TRANSFEREE IS AN ACCREDITED INVESTOR, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE COMPANY SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM OR IN A TRANSACTION NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE ACT. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE ACT. THIS SECURITY IS SUBJECT TO THE TERMS OF A STOCKHOLDER AGREEMENT, DATED AS OF SEPTEMBER 15, 1999, AMONG PAXSON COMMUNICATIONS CORPORATION, NATIONAL BROADCASTING COMPANY, INC. AND THE OTHER PARTIES NAMED THEREIN (THE "STOCKHOLDER AGREEMENT").

Class A Common Stock Purchase Warrant
Date of Issuance:  September 15, 1999
Warrant No. 1999-B

                        PAXSON COMMUNICATIONS CORPORATION

                               Warrant Certificate

         Paxson Communications Corporation (the "COMPANY"), for value received, hereby certifies that NBC Palm Beach Investment II, Inc., a wholly-owned subsidiary of National Broadcasting Company, Inc. (the "INVESTOR"), or registered assigns (the "HOLDER"), is entitled, subject to the terms of this Warrant (the "WARRANT") as set forth below, to purchase from the Company, during the Exercise Period (as defined in Section 1), a maximum of 18,966,620 shares (the "WARRANT SHARES") of Class A Common Stock of the Company, par value $.001 per share (the "CLASS A COMMON STOCK") at a price per share equal to the Exercise Price (as defined in Section 1(b)). The number of Warrant Shares and the Exercise Price are subject to adjustment from time to time as hereinafter provided.

         The Warrant is issued under and in accordance with that certain Investment Agreement between the Company and the Investor, dated September 15, 1999 (the "INVESTMENT AGREEMENT"), and is subject to the terms and provisions contained in the Investment Agreement, which are incorporated herein by reference and made a part hereof. The Warrant and the Warrant Shares are entitled to the benefits of that certain Registration Rights Agreement, dated September 15, 1999, between the Company and the Investor (the "REGISTRATION RIGHTS AGREEMENT"). Copies of the Investment Agreement, the Stockholder Agreement and the Registration Rights Agreement may be obtained for inspection by the Holder at the principal office of the Company upon prior written request to the Company.

         Section 1. Exercise. Subject to the terms hereof, the Holder shall have the right, which may be exercised at any time during the period (the "EXERCISE PERIOD") commencing as of September 15, 1999 (the "ISSUE DATE") and continuing until the earlier of (i) the termination of the Investor Rights (as defined in the Investment Agreement), and (ii) 5:00 p.m., New York City time, on September 15, 2009 (the "EXPIRATION DATE"), to purchase from the Company the number of fully paid and nonassessable Warrant Shares which the Holder may at the time be entitled to receive on exercise of the Warrant and payment of the Exercise Price then in effect for such Warrant Shares. Notwithstanding the foregoing, if in the written opinion of counsel to the Company reasonably acceptable to the Holder approval of the Federal Communications Commission (the "FCC") is required before the Company may issue Warrant Shares upon the exercise of the Warrant, the Company may defer the issuance of such Warrant Shares until such time as approval of the FCC is obtained or is no longer required. The Company shall promptly notify the Holder in writing of any event which requires it to suspend exercise of the Warrant pursuant to the preceding sentence and of the termination of any such suspension. To the extent the Warrant is not exercised prior to the Expiration Date, it shall become void and all rights hereunder shall cease as of such time.

                  (a) Procedures; Limitations on Exercise. The Warrant may be exercised, in whole or in part, at the election of the Holder, upon surrender at the principal office of the Company of the certificate or certificates evidencing the Warrant with the form of election to purchase attached as Exhibit A duly completed and signed ("PURCHASE FORM"), and upon payment to the Company of the Exercise Price, as it may be adjusted as herein provided, for the number of Warrant Shares in respect of which the Warrant is then exercised; provided that the Warrant shall be exercisable in part only for a minimum of 2,500,000 Warrant Shares per exercise, or if less, the entire number of Warrant Shares which the Holder is entitled to purchase hereunder. Payment of the aggregate Exercise Price shall be made by wire transfer of immediately available funds to such account as the Company may specify.

         Subject to the provisions of Section 4 hereof, upon surrender of the Warrant and payment of the Exercise Price, the Company shall issue and cause to be delivered with all reasonable dispatch to or upon the written order of the Holder a certificate or certificates for the number of Warrant Shares issuable upon the exercise of the Warrant together with cash as provided in Section 10. Such certificate or certificates shall be deemed to have been issued and the Holder shall be deemed to have become a holder of record of such Warrant Shares as of the date of the surrender of the Warrant and payment of the Exercise Price.

         In the event that this Warrant is exercised in respect of fewer than all of the Warrant Shares issuable on such exercise at any time prior to the Expiration Date, a new certificate evidencing the remaining Warrant or Warrants will be issued, and the Company shall countersign and deliver the required new Warrant Certificate or Certificates. When surrendered upon exercise of the Warrant, this Warrant Certificate shall be cancelled and disposed of by the Company.

         Notwithstanding anything to the contrary contained herein, the exercise of the Warrant, in whole or in part, is subject to the following restrictions:

                           (i) The Warrant may not be exercised, in whole or in part, until that certain Warrant 1999-A issued by the Company to the Investor, or registered assigns, dated September 15, 1999 ("WARRANT A"), has been exercised with respect to the full number of shares of Class A Common Stock issuable under such warrant.

                           (ii) Prior to February 1, 2002, the Warrant shall not be exercisable to the extent that, after giving effect to such exercise, Lowell W. Paxson ("MR. PAXSON") or any of his affiliates (including members of his family) would not constitute the FCC Single Majority Stockholder of the Company (as defined in the Stockholder Agreement). The restrictions set forth in this clause (ii) shall not apply in the event of an Accelerated Buyout (as defined in the Investment Agreement).

                           (iii) After February 1, 2002, the Warrant shall not be exercisable to the extent that, after giving effect to such exercise, Mr. Paxson or any of his affiliates (including members of his family) would not constitute the FCC Single Majority Stockholder of the Company, unless the Warrant is exercised for the full number of Warrant Shares and concurrently with such exercise the Investor or its permitted assignee has exercised the Call Right with respect to all of the Call Shares (as such terms are defined in the Call Agreement, dated September 15, 1999, among the Call Stockholders named therein and the Investor).

         (iv) If this Warrant is transferred in whole or in part (except for transfers to affiliates of the Investor who are domestic subsidiaries of the Investor's ultimate parent corporation ("Control Group Affiliates"), it shall expire to the extent of the transferred portion 30 days after the later of (A) the date of such transfer and (B) the date on which this Warrant first became exercisable with respect to the transferred portion hereof. This Warrant shall not be exercisable by the Investor and its affiliates during any Involuntary Redemption Period or Default Redemption Period, as such terms are defined in the Investment Agreement, or from and after the date the Investor elects to cause the Company to effectuate a Company Sale pursuant to Section 9.5 of the Investment Agreement.

         Should a Holder which is a Control Group Affiliate determine, in its sole discretion, that it is prevented under applicable laws and regulations of the FCC from holding shares of Class A Common Stock issuable upon exercise of this Warrant, then, subject to adoption and approval of the stockholder proposal described in clause (iii) of the definition of "Stockholder Proposal" in the Stockholder Agreement, such Holder shall have the option to acquire shares of non-voting common stock of the Company upon exercise of this Warrant, on the same terms and conditions of exercise as are applicable to Class A Common Stock hereunder.

                  (b) Exercise Price. The "EXERCISE PRICE" on any date shall mean the arithmetic average of the Closing Price of the Class A Common Stock for the 45 consecutive trading days ending on the trading day immediately preceding the Exercise Date; provided, that, the Exercise Price shall not be less than the Minimum Exercise Price nor greater than the Maximum Exercise Price; and provided further, that, for any Exercise Date from the Issue Date through and including the third anniversary of the Issue Date, the Exercise Price shall not be less than $22.50 per share. The Exercise Price shall be subject to adjustment as provided in Section 9.

         The "EXERCISE DATE" shall mean the date of delivery of the Purchase Form and payment of the Exercise Price to the Company; provided, that, if FCC approval of the issuance of Warrant Shares is required, the Exercise Date shall be the date of delivery of the Purchase Form.

         The "CLOSING PRICE" on any date shall mean the last sale price for the Class A Common Stock, regular way, or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, for the Class A Common Stock in either case as reported in the principal consolidated transaction reporting system with respect to the principal securities exchange on which the Class A Common Stock is listed or admitted to trading or, if the Class A Common Stock is not listed or admitted to trading on any securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the principal automated quotation system that may then be in use or, if the Class A Common Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Class A Common Stock selected by the Board of Directors of the Company or, in the event that no trading price is available for the Class A Common Stock, the fair market value of the Class A Common Stock, as determined in good faith by the Board of Directors of the Company.

         The "MINIMUM EXERCISE PRICE" shall be equal to the product of (i) the arithmetic average of the Closing Price of the Class A Common Stock for each trading day occurring during the six month period ending on the trading date immediately preceding the Exercise Date and (ii) .825.

          The "MAXIMUM EXERCISE PRICE" shall be equal to the product of (i) the arithmetic average of the Closing Price of the Class A Common Stock for the each trading day occurring during the six month period ending on the trading day immediately preceding the Exercise Date and (ii) 1.175.

         Section 2. Registration. The Company shall number and register the Warrant Certificate on the books of the Company maintained at its principal office. Warrant Certificates shall be manually countersigned by the Company by a duly authorized officer and shall not be valid for any purpose unless so countersigned. The Company may deem and treat the Holders of the Warrant Certificate as the absolute owners thereof (notwithstanding any notation of ownership or other writing thereon made by anyone) for all purposes, and the Company shall not be affected by any notice to the contrary.

         Section 3. Transfer and Exchange of Warrants. THIS WARRANT IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY SET FORTH IN THE STOCKHOLDER AGREEMENT, AND MAY BE TRANSFERRED ONLY IN COMPLIANCE WITH THE PROVISIONS THEREOF. Subject to the foregoing and the limitations of Section 4, the Company shall from time to time register the transfer of the Warrant upon the records to be maintained by it for that purpose, upon surrender of this Warrant Certificate duly endorsed or accompanied (if so required by it) by a written instrument or instruments of transfer in form satisfactory to it, duly executed by the registered Holder or by the duly appointed legal representative thereof or by a duly authorized attorney; provided that this Warrant may be transferred only with respect to a minimum of 2,500,000 Warrant Shares per transfer. Subject to the terms hereof, this Certificate may be exchanged for another certificate or certificates entitling the Holder to purchase a like aggregate number of Warrant Shares as the Certificate surrendered then entitles the Holder to purchase; provided that each such new certificate shall be in minimum denominations of 2,500,000 Warrant Shares. A Holder desiring to exchange this Certificate shall make such request in writing delivered to the Company, and shall surrender, duly endorsed or accompanied (if so required by the Company) by a written instrument or instruments of transfer in form satisfactory to the Company, this Warrant Certificate to be so exchanged.

         Upon registration of transfer, the Company shall issue to the transferees and countersign a new Warrant Certificate or Certificates and deliver by certified mail such new Warrant Certificate or Certificates to the persons entitled thereto. No service charge shall be made for any exchange or registration of transfer of Warrant Certificates, but the Company may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge that is imposed in connection with any such exchange or registration of transfer.

         Section 4. Registration of Transfers and Exchanges. Subject to Section 3 hereof, when Warrants represented by this Certificate are presented to the Company with a request to register the transfer of the Warrants, or to exchange such Warrants for an equal number of Warrants of other authorized denominations, the Company shall register the transfer or make the exchange as requested if the requirements set forth in Section 3 and the following requirements are satisfied:

         (I) the Certificate shall be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Company, duly executed by the Holder or his attorney duly authorized in writing; and

         (II) if the offer and sale of the Warrants have not been registered pursuant to an effective Registration Statement under the Securities Act of 1933, as amended (the "SECURITIES ACT"), the Certificate shall be accompanied by the following additional information and documents, as applicable:

                  (A) if such Warrants are being delivered to the Company by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect (in substantially the form of Exhibit B hereto); or

                  (B) if such Warrants are being transferred pursuant to an exemption from registration in accordance with Rule 144 ("RULE 144") or Regulation S ("REGULATION S"), in each case, under the Securities Act, a certification to that effect (in substantially the form of Exhibit B hereto); or

                  (C) if such Warrants are being transferred to an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act (an "INSTITUTIONAL ACCREDITED INVESTOR")), delivery of a certification to that effect (in substantially the form of Exhibit B hereto) and a Transferee Certificate for Institutional Accredited Investors in substantially the form of Exhibit C hereto and an opinion of counsel and/or other information satisfactory to the Company to the effect that such transfer is in compliance with the Securities Act; or

                  (D) if such Warrants are being transferred in reliance on another exemption from the registration requirements of the Securities Act, a certification to that effect (in substantially the form of Exhibit B hereto) and an opinion of counsel reasonably satisfactory to the Company to the effect that such transfer is in compliance with the Securities Act.

         Section 5. Payment of Taxes. The Company will pay all documentary stamp taxes attributable to the initial issuance of Warrant Shares upon the exercise of the Warrant; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue of any Warrant Certificates or any certificates for Warrant Shares in a name other than that of the registered holder of a Warrant Certificate surrendered upon the exercise of a Warrant, and the Company shall not be required to issue or deliver such Warrant Certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

         Section 6. Mutilated or Missing Warrant Certificate. In case this Warrant Certificate shall be mutilated, lost, stolen or destroyed, the Company will issue and countersign, in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing an equivalent number of Warrants, but only upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of the Warrant Certificate and an indemnification agreement satisfactory to the Company with respect to such loss, theft or destruction. Applicants for such substitute Warrant Certificate(s) shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe.

         Section 7. Reservation of Warrant Shares. The Company will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Class A Common Stock or its authorized and issued Class A Common Stock held in its treasury, for the purpose of enabling it to satisfy any obligation to issue Warrant Shares upon exercise of the Warrant, the maximum number of shares of Class A Common Stock which may then be deliverable upon the exercise of the Warrant. Following approval of the Stockholder Proposal, the Company will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued non-voting common stock for the purpose of enabling it to satisfy any obligation to issue such non-voting common stock upon exercise of the Warrant, the maximum number of shares of non-voting common stock which may then be deliverable upon the exercise of the Warrant.

         The transfer agent for the Class A Common Stock (the "TRANSFER AGENT") and every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of the Warrant will be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company will keep a copy of this Warrant Certificate on file with the Transfer Agent and with every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of the Warrant. The Company will supply such Transfer Agent with duly executed certificates for such purposes and will provide or otherwise make available any cash which may be payable as provided in Section 10. The Company will furnish such Transfer Agent a copy of all notices of adjustments and certificates related thereto transmitted to each holder pursuant to Section 11 hereof.

         The Company covenants that all Warrant Shares which may be issued upon exercise of the Warrant in accordance with the terms of the Warrant Certificate will, upon payment of the Exercise Price therefor and issue, be validly authorized and issued, fully paid, nonassessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof. The Company will take no action to increase the par value of the Class A Common Stock to an amount in excess of the Exercise Price, and the Company will not enter into any agreements inconsistent with the rights of the Holder hereunder. The Company will use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations hereunder. The Company shall not take any action reasonably within its control, including the hiring of a broker to solicit exercises, which would render unavailable an exemption from registration under the Securities Act which might otherwise be available with respect to the issuance of Warrant Shares upon exercise of the Warrant.

         Section 8. Obtaining Stock Exchange Listings. The Company will from time to time take all action which may be necessary so that the Warrant Shares, immediately upon their issuance upon the exercise of the Warrant, will be listed on the principal securities exchanges and markets within the United States of America on which other shares of Class A Common Stock are then listed. In the event that, at any time during the period in which the Warrant is exercisable, the Class A Common Stock is not listed on any principal securities exchanges or markets within the United States of America, the Company will use its best efforts to permit the Warrant Shares to be designated PORTAL securities in accordance with the rules and regulations adopted by the National Association of Securities Dealers, Inc. relating to trading in the Private Offering, Resales and Trading through Automated Linkages market.

         Section 9. Adjustment of Number of Warrant Shares Issuable and Exercise Price. The number of shares of Class A Common Stock issuable upon the exercise of the Warrant (the "EXERCISE RATE") and the Exercise Price are subject to adjustment from time to time upon the occurrence of the events enumerated in this Section 9.

                  (a) Adjustment for Change in Capital Stock. If the Company (1) pays a dividend or makes a distribution on its Class A Common Stock in shares of its Class A Common Stock; (2) subdivides its outstanding shares of Class A Common Stock into a greater number of shares; (3) combines its outstanding shares of Class A Common Stock into a smaller number of shares; or (4) issues, by reclassification of its shares of Class A Common Stock, any shares of its capital stock; then and in each such case the Exercise Rate in effect immediately prior to such action shall be adjusted so that the holder of any Warrant thereafter exercised shall be entitled to receive, upon exercise of the Warrant, the number of shares of Class A Common Stock or other securities of the Company which such holder would have owned immediately following such action if the Warrant had been exercised immediately prior to such action; provided, however, that notwithstanding the foregoing, upon the occurrence of an event described in clause (1) above which otherwise would have given rise to an adjustment, no adjustment shall be made if the Company includes the Holder in such distribution pro rata according to the number of shares of Common Stock issued and outstanding as if the Warrant Shares were issued and outstanding.

         Any adjustment hereunder shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification (each such time, the "TIME OF DETERMINATION"). Such adjustment shall be made successively whenever any event listed above shall occur.

         If after an adjustment the Holder upon exercise of the Warrant may receive shares of two or more classes of capital stock of the Company, the Board of Directors of the Company shall determine the allocation of the adjusted Exercise Price and Exercise Rate between the classes of capital stock. After such allocation, the Exercise Price and Exercise Rate of each class of capital stock shall thereafter be subject to adjustment on terms comparable to those applicable to the Class A Common Stock in this Section.

                  (b) Adjustment for Certain Issuances of Class A Common Stock. If the Company issues or distributes to all holders of its Class A Common Stock any rights or warrants to purchase, acquire or subscribe for shares of Class A Common Stock (including a right or warrant with respect to any security convertible into or exchangeable for shares of Class A Common Stock) at a price per share of Class A Common Stock less than the Common Stock Trading Price at the Time of Determination, the Exercise Rate shall be adjusted in accordance with the formula:

                                    E' = E x  O + N
                                             -------
                                            O + N x P
                                                -----
                                                  M

where:
                  E'       =        the adjusted Exercise Rate.

                  E = the Exercise Rate immediately prior to the Time of Determination for any such distribution.

                  O = the number of Fully Diluted Shares (as defined in Section 9(m)) outstanding at the Time of Determination for any such issuance or distribution.

                  N = the number of additional shares of the Class A Common Stock issued or issuable upon exercise of such rights, options or warrants.

                  P = the sum of the consideration per share received for the issuance of such rights, options or warrants and the exercise price per share of such rights, options or warrants.

                  M = the Common Stock Trading Price per share of the Class A Common Stock at the Time of Determination for any such issuance, sale or distribution.

         The adjustment shall be made successively whenever any such rights, options or warrants are issued or distributed and shall become effective immediately after the record date for the determination of stockholders entitled to receive the rights, options or warrants. If at the end of the period during which any such rights, options or warrants are exercisable, not all rights, options or warrants shall have been exercised, the Exercise Rate shall be immediately readjusted to what it would have been if "N" in the above formula had been the number of shares actually issued.

                  (c) Adjustment for Other Distributions. If the Company distributes to all holders of its Class A Common Stock (i) any securities of the Company or rights, options or warrants to purchase or subscribe for securities of the Company (other than those dividends and distributions referred to in Sections 9(a) and 9(b) above), (ii) any evidences of indebtedness of the Company or any other person, or (iii) any Extraordinary Cash Dividend, the Exercise Rate shall be adjusted in accordance with the formula:

                                                     E' = E x M
                                                             ---
                                                            M - F
where:
                  E'       =        the adjusted Exercise Rate.

                  E        =        the current Exercise Rate on the record date
                                    mentioned below.

                  M        =        the Common Stock Trading Price per share
                                    of Class A Common Stock on the record date mentioned below.

                  F        =        the fair market value on the record date
                                    mentioned below of the indebtedness, assets
                                    (including the Extraordinary Cash Dividend), rights, options or warrants distributable with respect to one share of Class A Common
                                    Stock.

         The adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of stockholders entitled to receive the distribution. Notwithstanding the foregoing provisions of this Section 9(c), an event which would otherwise give rise to an adjustment pursuant to this Section 9(c) shall not give rise to such an adjustment if the Company includes the Holder in such distribution pro rata to the number of shares of Class A Common Stock issued and outstanding after giving effect to the Warrant Shares as if they were issued and outstanding.

                  (d) Adjustment of Exercise Price. Whenever the number of Warrant Shares purchasable upon the exercise of the Warrant is adjusted, as herein provided, the Exercise Price per Warrant Share payable upon exercise of the Warrant shall be adjusted (calculated to the nearest $.0001) so that it shall equal the price determined by multiplying the Exercise Price immediately prior to such adjustment by a fraction, the numerator of which shall be the number of Warrant Shares purchasable upon the exercise of the Warrant immediately prior to such adjustment, and the denominator of which shall be the number of Warrant Shares so purchasable immediately thereafter.

                  (e)  Definitions.

         "COMMON STOCK TRADING PRICE" on any date means, with respect to the Class A Common Stock, the Closing Price for the Class A Common Stock on such date.

         "EXTRAORDINARY CASH DIVIDEND" means cash dividends with respect to the Class A Common Stock the aggregate amount of which in any fiscal year exceeds 10% of Adjusted EBITDA (as defined in the certificate of designation for the Company's Series A Convertible Preferred Stock as in existence on the date hereof) of the Company and its subsidiaries for the fiscal year immediately preceding the payment of such dividend.

         "FAIR MARKET VALUE" of any consideration other than cash or of any securities shall mean the amount which a willing buyer would pay to a willing seller in an arm's length transaction as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Company or a committee thereof.

                  (g) When De Minimis Adjustment May Be Deferred. No adjustment in the Exercise Rate need be made unless the adjustment would require an increase or decrease of at least 1.0% in the Exercise Rate. Notwithstanding the foregoing, any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment, provided that no such adjustment shall be deferred beyond the date on which a Warrant is exercised. All calculations under this Section 9 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.

                  (h) When No Adjustment Required. If an adjustment is made upon the establishment of a record date for a distribution subject to subsections
(a), (b) or (c) hereof and such distribution is subsequently cancelled, the Exercise Rate then in effect shall be readjusted, effective as of the date when the Board of Directors determines to cancel such distribution, to that which would have been in effect if such record date had not been fixed.

                  (i) Notice of Adjustment. Whenever the Exercise Rate or Exercise Price is adjusted, the Company shall provide the notices required by
Section 11 hereof.

                  (j) When Issuance or Payment May Be Deferred. In any case in which this Section 9 shall require that an adjustment in the Exercise Rate be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event (i) issuing to the Holder of any Warrant exercised after such record date the Warrant Shares and other capital stock of the Company, if any, issuable upon such exercise over and above the Warrant Shares and other capital stock of the Company, if any, issuable upon such exercise on the basis of the Exercise Rate prior to such adjustment, and
(ii) paying to such Holder any amount in cash in lieu of a fractional share pursuant to Section 10; provided, however, that the Company shall deliver to the Holder a due bill or other appropriate instrument evidencing such Holder's right to receive such additional Warrant Shares, other capital stock and cash upon the occurrence of the event requiring such adjustment.

                  (k) Reorganizations. In the event of any capital reorganization or reclassification of outstanding shares of Class A Common Stock (other than in the cases referred to in Sections 9(a), (b) or (c) hereof), or in case of any merger, consolidation or other corporate combination of the Company with or into another corporation (other than a merger or consolidation in which the Company is the continuing corporation and which does not result in any reclassification of the outstanding shares of Class A Common Stock into shares of stock or other securities or property), or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety (each of the foregoing being referred to as a "REORGANIZATION"), there shall thereafter be deliverable upon exercise of the Warrants (in lieu of the number of shares of Class A Common Stock theretofore deliverable) the number of shares of stock or other securities or property to which a holder of the number of shares of Class A Common Stock that would otherwise have been deliverable upon the exercise of the Warrants would have been entitled upon such Reorganization if the Warrants had been exercised in full immediately prior to such Reorganization. In case of any Reorganization, appropriate adjustment, as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a duly adopted resolution certified by the Company's Secretary or Assistant Secretary, shall be made in the application of the provisions herein set forth with respect to the rights and interests of the Holder so that the provisions set forth herein shall thereafter be applicable, as nearly as possible, in relation to any shares or other property thereafter deliverable upon exercise of the Warrants.

         The Company shall not effect any such Reorganization unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such Reorganization or the corporation purchasing or leasing such assets or other appropriate corporation or entity shall expressly assume the obligation to deliver to the Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to purchase, and all other obligations and liabilities under the Warrant.

         The foregoing provisions of this Section 9(k) shall apply to successive Reorganization transactions.

                  (l) Form of Warrants. Irrespective of any adjustments in the number or kind of shares purchasable upon the exercise of the Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in this Warrant as initially issued.

                  (m) Miscellaneous. For purposes of this Section 9 the term "CLASS A COMMON STOCK" shall mean (i) the shares of stock designated as the Class A Common Stock, par value $.001 per share, of the Company as of the date of this Warrant, and (ii) shares of any other class of stock resulting from successive changes or reclassification of such shares consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. For purposes of this Section 9 the term "FULLY DILUTED SHARES" shall mean (i) the shares of Class A Common Stock outstanding as of a specified date, and (ii) shares of Class A Common Stock into or for which rights, options, warrants or other securities outstanding as of such date are exercisable or convertible (other than this Warrant and Warrant A). In the event that at any time, as a result of an adjustment made pursuant to this Section 9, the Holder shall become entitled to purchase any securities of the Company other than, or in addition to, shares of Class A Common Stock, thereafter the number or amount of such other securities so purchasable upon exercise of the Warrants shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares contained in subsections (a) through (j) of this Section 9, inclusive, and the provisions of Sections 1, 5, 7 and 10 with respect to the Warrant Shares or the Class A Common Stock shall apply on like terms to any such other securities.

                  (n) Certain Events. If any change in the outstanding Common Stock of the Company or any other event occurs as to which the provisions of this Section 9 are not strictly applicable or, if strictly applicable, would not fairly protect the purchase rights of the Holder in accordance with such provisions, then the Board of Directors of the Company shall make such adjustments to the Exercise Rate, the Exercise Price or the application of such provisions as may be necessary to protect such purchase rights as aforesaid and to assure that the Holder, upon exercise for the same aggregate Exercise Price, shall receive the total number, class and kind of shares as it would have owned had the Warrant been exercised prior to the event and had the Holder continued to hold such shares until after the event requiring adjustment.

         Section 10. Fractional Interests. The Company shall not be required to issue fractional Warrant Shares on the exercise of the Warrant. If more than one Warrant Certificate shall be presented for exercise in full at the same time by the same Holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of the Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 10, be issuable on the exercise of any Warrants (or specified portion thereof), the Company shall pay an amount in cash equal to the Common Stock Trading Price on the trading day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction.

         Section 11. Notices to Holder. Upon any adjustment pursuant to Section 9 hereof, the Company shall give prompt written notice of such adjustment to the Holder at its address appearing on the records of the Company within ten days after such adjustment, by first class mail, postage prepaid, and shall deliver to the Holder a certificate of the Chief Financial Officer of the Company, accompanied by the report thereon by a firm of independent public accountants selected by the Board of Directors of the Company (who may be the regular accountants for the Company), setting forth in reasonable detail (i) the number of Warrant Shares purchasable upon the exercise of the Warrant and the Exercise Price of the Warrant after such adjustment(s), (ii) a brief statement of the facts requiring such adjustment(s) and (iii) the computation by which such adjustment(s) was made. Where appropriate, such notice may be given in advance and included as a part of the notice required under the other provisions of this
Section 11.

                  In case:

                  (a) the Company proposes to take any action that would require an adjustment to the Exercise Rate or the Exercise Price pursuant to Section 9 hereof; or

                  (b) of any consolidation or merger to which the Company is a party and for which approval of any stockholders of the Company is required, or of the conveyance or transfer of the properties and assets of the Company substantially as an entirety, or of any reclassification or change of Class A Common Stock issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or a tender offer or exchange offer for shares of Class A Common Stock; or

                  (c) of the voluntary or involuntary dissolution, liquidation or winding up of the Company;

then the Company shall give prompt written notice to the Holder at its address appearing on the records of the Company, at least 30 days (or 20 days in any case specified in clause (a) above) prior to the applicable record date hereinafter specified, or the date of the event in the case of events for which there is no record date, by first-class mail, postage prepaid, stating (i) the date as of which the holders of record of shares of Class A Common Stock to be entitled to receive any such rights, options, warrants or distribution are to be determined, or (ii) the initial expiration date set forth in any tender offer or exchange offer for shares of Class A Common Stock, or (iii) the date on which any such consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up is expected to become effective or be consummated, and the date as of which it is expected that holders of record of shares of Class A Common Stock shall be entitled to exchange such shares for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up. The failure by the Company to give such notice or any defect therein shall not affect the legality or validity of any distribution, right, option, warrant, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up, or the vote upon any action.

                  The Company shall give prompt written notice to the Holder of any determination to make a distribution or dividend to the holders of its Class A Common Stock of any assets (including cash), debt securities, preferred stock, or any rights or warrants to purchase debt securities, preferred stock, assets or other securities (other than Class A Common Stock, or rights, options, or warrants to purchase Class A Common Stock) of the Company, which notice shall state the nature and amount of such planned dividend or distribution and the record date therefor, and shall be received by the Holder at least 30 days prior to such record date therefor.

                  Nothing contained in this Warrant Certificate shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of Directors of the Company or any other matter, or any rights whatsoever as shareholders of the Company.

         Section 12. Notices to the Company. Any notice or demand to be given or made by the Holder to or on the Company shall be sufficiently given or made when received at the office of the Company expressly designated by the Company as its office for purposes of this Certificate, as follows:

                           Paxson Communications Corporation
                           601 Clearwater Park Road
                           West Palm Beach, Florida  33401
                           Attention:  General Counsel

                  Section 13. Supplements and Amendments. The Warrant may not be supplemented or amended without the written approval of both the Holder and the Company.

                  Section 14. Successors. All the covenants and provisions of this Certificate by or for the benefit of the Company or the Holder shall bind and inure to the benefit of their respective successors and assigns hereunder.

                  Section 15. Termination. This Certificate and the Warrants represented hereby shall terminate on the Expiration Date. Notwithstanding the foregoing, this Certificate will terminate on any earlier date if all Warrants have been exercised pursuant hereto.

                  Section 16. Governing Law. The Warrant Certificate shall be deemed to be a contract made under the laws of the State of New York.

                  Section 17. Benefits of This Certificate. Nothing in this Certificate shall be construed to give to any person or corporation other than the Company and the registered Holder any legal or equitable right, remedy or claim hereunder; but this Certificate shall be for the sole and exclusive benefit of the Company and the registered Holder.




                  IN WITNESS WHEREOF, Paxson Communications Corporation has caused this Certificate to be duly executed by the undersigned.


Dated:  September 15, 1999

                           PAXSON COMMUNICATIONS CORPORATION


                           By:   /s/ Lowell W. Paxson
                                 Name:  Lowell W. Paxson
                                 Title: President



                            By:  /s/ Jeffrey Sagansky
                                 Name: Jeffrey Sagansky
                                 Title:   President and Chief Executive Officer

                                                                       Exhibit A

                         [Form of Election to Purchase]
                    (To Be Executed upon Exercise of Warrant)

         The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to purchase _____ shares of Class A Common Stock and herewith tenders payment for such shares to the order of Paxson Communications Corporation in the amount of $________ in accordance with the terms hereof. The undersigned requests that a certificate for such shares be registered in the name of ______________, whose address is __________ and that such shares be delivered to _________ whose address is ______________. If said number of shares is less than all of the shares of Class A Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares be registered in the name of _____________, whose address is ________, and that such Warrant Certificate be delivered to ___________, whose address is ________________.


                                   Signature:
Date:
                                   Signature Guaranteed:

                                                                       EXHIBIT B

                    CERTIFICATE TO BE DELIVERED UPON EXCHANGE
                     OR REGISTRATION OF TRANSFER OF WARRANTS


         Re:      Warrants to purchase Class A
                  Common Stock (the "Securities")
                  of Paxson Communications Corporation

         This Certificate relates to _______ Securities held by ______ (the "Transferor").

         The Transferor has requested that the Company by written order exchange or register the transfer of Warrants.

         In connection with such request and in respect of each such Security, the Transferor does hereby certify that the Transferor is familiar with the Warrant Certificate relating to the above captioned Securities and the restrictions on transfers thereof as provided in Sections 3 and 4 of such Warrant Certificate, and that the transfer of these Securities does not require registration under the Securities Act of 1933, as amended (the " Securities Act") because*:

                  / / Such Security is being acquired for the Transferor's own account, without transfer.

                  / / Such Security is being transferred pursuant to an exemption from registration under the Securities Act in accordance with Rule 144 or Regulation S promulgated under the Securities Act.

                  / / Such Security is being transferred to an institutional "accredited investor" (within the meaning of subparagraphs (a)(1), (2), (3) or (7) of Rule 501 under the Securities Act).

                  / / Such Security is being transferred in reliance on and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144 or Regulation S under the Securities Act. An opinion of counsel to the effect that such transfer does not require registration under the Securities Act accompanies this certificate.



                           -------------------------------
                           [INSERT NAME OF TRANSFEROR]

                           By:       ---------------------------------
                                    [Authorized Signatory]
Date:


       *Check applicable box.

                                                                       EXHIBIT C

                            Form of Certificate To Be
                          Delivered in Connection with
                 Transfers to Institutional Accredited Investors

                                                    ---------------, ----


First Union National Bank,
  Charlotte, North Carolina
1525 West W.T. Harris Blvd.
Building 3C3
Charlotte, North Carolina  28288-1153
Attention:  Corporate Trust Administration

         Re:      Paxson Communications Corporation
                  (the "Company"), Warrants to Purchase
                  Class A Common Stock (the "Securities")

Ladies and Gentlemen:

         In connection with our proposed purchase of the Securities, we confirm that:

                  1. We understand that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and, unless so registered, may not be sold except as permitted in the following sentence. We agree to offer, sell or otherwise transfer such Securities while the offer and sale thereof have not been registered under the Securities Act only (a) to the Company or any of its subsidiaries, (b) pursuant to a registration statement which has been declared effective under the Securities Act, (c) pursuant to an exemption from registration under Rule 144 under the Securities Act;
         (d) pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, (e) to an institutional "accredited investor" within the meaning of subparagraphs
         (a)(1), (2), (3) or (7) of Rule 501 under the Securities Act that is purchasing for his own account or for the account of such an institutional "accredited investor," or (f) pursuant to any other available exemption from the registration requirements of the Securities Act. The foregoing restrictions on resale shall apply so long as transfer of a Security is not permitted without registration under the Securities Act. We understand that the Securities purchased by us will bear a legend to the foregoing effect.

                  2. We are an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities
         Act) and we are acquiring the Securities for investment purposes and not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act and we have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Securities, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment for an indefinite period.

                  3. We are acquiring the Securities purchased by us for our own account.

                  4. You and your counsel are entitled to rely upon this letter and you are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

                                Very truly yours,


                               (Name of Purchaser)

                                                          By:
                                                          Date:


         Upon transfer the Securities would be registered in the name of the new beneficial owner as follows:

Name:
Address:
Taxpayer ID Number:

Exhibit A

                         [Form of Election to Purchase]
                    (To Be Executed upon Exercise of Warrant)

         The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to purchase _____ shares of Class A Common Stock and herewith tenders payment for such shares to the order of Paxson Communications Corporation in the amount of $________ in accordance with the terms hereof. The undersigned requests that a certificate for such shares be registered in the name of ______________, whose address is __________ and that such shares be delivered to _________ whose address is ______________. If said number of shares is less than all of the shares of Class A Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares be registered in the name of _____________, whose address is ________, and that such Warrant Certificate be delivered to ___________, whose address is ________________.


                                   Signature:
Date:
                                   Signature Guaranteed:

                                                                       EXHIBIT B

                    CERTIFICATE TO BE DELIVERED UPON EXCHANGE
                     OR REGISTRATION OF TRANSFER OF WARRANTS


         Re:      Warrants to purchase Class A
                  Common Stock (the "Securities")
                  of Paxson Communications Corporation

         This Certificate relates to _______ Securities held by ______ (the "Transferor").

         The Transferor has requested that the Company by written order exchange or register the transfer of Warrants.

         In connection with such request and in respect of each such Security, the Transferor does hereby certify that the Transferor is familiar with the Warrant Certificate relating to the above captioned Securities and the restrictions on transfers thereof as provided in Sections 3 and 4 of such Warrant Certificate, and that the transfer of these Securities does not require registration under the Securities Act of 1933, as amended (the " Securities Act") because*:

                  / /      Such Security is being acquired for the Transferor's
own account, without transfer.

                  / / Such Security is being transferred pursuant to an exemption from registration under the Securities Act in accordance with Rule 144 or Regulation S promulgated under the Securities Act.

                  / / Such Security is being transferred to an institutional "accredited investor" (within the meaning of subparagraphs (a)(1), (2), (3) or (7) of Rule 501 under the Securities Act).

                  / / Such Security is being transferred in reliance on and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144 or Regulation S under the Securities Act. An opinion of counsel to the effect that such transfer does not require registration under the Securities Act accompanies this certificate.


                           ----------------------------------
                           [INSERT NAME OF TRANSFEROR]

                           By:    ----------------------------------
                                         [Authorized Signatory]
Date:


       *Check applicable box.

                                                                       EXHIBIT C

                            Form of Certificate To Be
                          Delivered in Connection with
                 Transfers to Institutional Accredited Investors

                                                          ---------------, ----


First Union National Bank,
  Charlotte, North Carolina
1525 West W.T. Harris Blvd.
Building 3C3
Charlotte, North Carolina  28288-1153
Attention:  Corporate Trust Administration

         Re:      Paxson Communications Corporation
                  (the "Company"), Warrants to Purchase
                  Class A Common Stock (the "Securities")

Ladies and Gentlemen:

         In connection with our proposed purchase of the Securities, we confirm that:

                  1. We understand that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and, unless so registered, may not be sold except as permitted in the following sentence. We agree to offer, sell or otherwise transfer such Securities while the offer and sale thereof have not been registered under the Securities Act only (a) to the Company or any of its subsidiaries, (b) pursuant to a registration statement which has been declared effective under the Securities Act, (c) pursuant to an exemption from registration under Rule 144 under the Securities Act;
         (d) pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, (e) to an institutional "accredited investor" within the meaning of subparagraphs
         (a)(1), (2), (3) or (7) of Rule 501 under the Securities Act that is purchasing for his own account or for the account of such an institutional "accredited investor," or (f) pursuant to any other available exemption from the registration requirements of the Securities Act. The foregoing restrictions on resale shall apply so long as transfer of a Security is not permitted without registration under the Securities Act. We understand that the Securities purchased by us will bear a legend to the foregoing effect.

                  2. We are an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities
         Act) and we are acquiring the Securities for investment purposes and not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act and we have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Securities, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment for an indefinite period.

                  3. We are acquiring the Securities purchased by us for our own account.

                  4. You and your counsel are entitled to rely upon this letter and you are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

                                Very truly yours,


                               (Name of Purchaser)

                                 By:
                                 Date:

         Upon transfer the Securities would be registered in the name of the new beneficial owner as follows:

Name:
Address:
Taxpayer ID Number:

Exhibit 9

                  PAXSON COMMUNICATIONS CORPORATION, as Issuer,


              ITS DIRECT AND INDIRECT SUBSIDIARIES, as Guarantors,


                                       and


                         ___________________, as Trustee


                              --------------------


                                    INDENTURE

                          Dated as of September , 1999

                              --------------------



                                  $___,000,000

                        __% Exchange Debentures due 2009


                              CROSS-REFERENCE TABLE

  TIA                                                                         Indenture
Section                                                                        Section
310(a)(1)................................................................       7.10
      (a)(2).............................................................         7.10
      (a)(3).............................................................         N.A.
      (a)(4).............................................................         N.A.
      (b)................................................................         7.08; 7.10; 12.02
      (b)(1).............................................................         7.10
      (b)(9).............................................................         7.10
      (c)................................................................         N.A.
311(a)...................................................................         7.11
      (b)................................................................         7.11
      (c)................................................................         N.A.
312(a)...................................................................         2.05
      (b)................................................................         12.03
      (c)................................................................         12.03
313(a)...................................................................         7.06
      (b)(1).............................................................         7.06
      (b)(2).............................................................         7.06
      (c)................................................................         12.02
      (d)................................................................         7.06
314(a)...................................................................         4.02; 4.04 12.02
      (b)................................................................         N.A.
      (c)(1).............................................................         12.04; 12.05
      (c)(2).............................................................         12.04; 12.05
      (c)(3).............................................................         N.A.
      (d)................................................................         N.A.
      (e)................................................................         12.05
      (f)................................................................         N.A.
315(a)...................................................................         7.01; 7.02
      (b)................................................................         7.05; 12.02
      (c)................................................................         7.01
      (d)................................................................         6.05; 7.01; 7.02
      (e)................................................................         6.11
316(a)(last sentence)....................................................         12.06
      (a)(1)(A)..........................................................         6.05
      (a)(1)(B)..........................................................         6.04
      (a)(2).............................................................         8.02
      (b)................................................................         6.07
      (c)................................................................         8.04
317(a)(1)................................................................         6.08
      (a)(2).............................................................         6.09
      (b)................................................................         7.12
318(a)...................................................................         12.01


N.A. means Not Applicable

Note: This Cross-Reference Table shall not, for any purpose, be deemed to be a part of the Indenture

                                TABLE OF CONTENTS

                                                                                                                              Page

              ARTICLE 1 DEFINITIONS AND INCORPORATION BY REFERENCE
Section 1.01.               Definitions................................................................1
Section 1.02.               Other Definitions.........................................................24
Section 1.03.               Incorporation by Reference of Trust Indenture Act.........................25
Section 1.04.               Rules of Construction.....................................................26

                            ARTICLE 2 THE SECURITIES

Section 2.01.               Dating; Incorporation of Form in Indenture................................26
Section 2.02.               Execution and Authentication..............................................27
Section 2.03.               Registrar and Paying Agent................................................28
Section 2.04.               Paying Agent to Hold Assets in Trust......................................28
Section 2.05.               Securityholder Lists......................................................28
Section 2.06.               Transfer and Exchange.....................................................29
Section 2.07.               Replacement Securities....................................................29
Section 2.08.               Outstanding Securities....................................................30
Section 2.09.               Temporary Securities......................................................30
Section 2.10.               Cancellation..............................................................30
Section 2.11.               Defaulted Interest........................................................31
Section 2.12.               Deposit of Moneys.........................................................31
Section 2.13.               CUSIP Number..............................................................31

                              ARTICLE 3 REDEMPTION

Section 3.01.               Notices to Trustee........................................................32
Section 3.02.               Selection by Trustee of Securities to Be Redeemed.........................32
Section 3.03.               Notice of Redemption......................................................32
Section 3.04.               Effect of Notice of Redemption............................................33
Section 3.05.               Deposit of Redemption Price...............................................34
Section 3.06.               Securities Redeemed in Part...............................................34

                               ARTICLE 4 COVENANTS

Section 4.01.               Payment of Securities.....................................................34
Section 4.02.               SEC Reports...............................................................35
Section 4.03.               Waiver of Stay, Extension or Usury Laws...................................36
Section 4.04.               Compliance Certificate....................................................36
Section 4.05.               Taxes.....................................................................37
Section 4.06.               Limitation on Incurrence of Additional Indebtedness.......................37
Section 4.07.               Limitation on Preferred Stock of Restricted Subsidiaries..................38
Section 4.08.               Limitation on Restricted Payments.........................................38
Section 4.09.               Limitation on Certain Asset Sales.........................................40
Section 4.10.               Limitation on Transactions with Affiliates................................43
Section 4.11.               Limitation on Creation of Subsidiaries....................................44
Section 4.12.               Limitation on Other Senior Subordinated Debt..............................44
Section 4.13.               Payments for Consent......................................................45
Section 4.14.               Corporate Existence.......................................................45
Section 4.15.               Change of Control.........................................................45
Section 4.16.               Maintenance of Office or Agency...........................................48

                         ARTICLE 5 SUCCESSOR CORPORATION

Section 5.01.               Limitation on Consolidation, Merger and Sale of Assets....................49
Section 5.02.               Successor Person Substituted..............................................50

                         ARTICLE 6 DEFAULTS AND REMEDIES

Section 6.01.               Events of Default.........................................................51
Section 6.02.               Acceleration..............................................................53
Section 6.03.               Other Remedies............................................................54
Section 6.04.               Waiver of Past Defaults and Events of Default.............................54
Section 6.05.               Control by Majority.......................................................54
Section 6.06.               Limitation on Suits.......................................................55
Section 6.07.               Rights of Holders to Receive Payment......................................55
Section 6.08.               Collection Suit by Trustee................................................55
Section 6.09.               Trustee May File Proofs of Claim..........................................56
Section 6.10.               Priorities................................................................56
Section 6.11.               Undertaking for Costs.....................................................57

                                ARTICLE 7 TRUSTEE

Section 7.01.               Duties of Trustee.........................................................57
Section 7.02.               Rights of Trustee.........................................................59
Section 7.03.               Individual Rights of Trustee..............................................59
Section 7.04.               Trustee's Disclaimer......................................................59
Section 7.05.               Notice of Defaults........................................................60
Section 7.06.               Reports by Trustee to Holders.............................................60
Section 7.07.               Compensation and Indemnity................................................60
Section 7.08.               Replacement of Trustee....................................................62
Section 7.09.               Successor Trustee by Consolidation, Merger or Conversion..................63
Section 7.10.               Eligibility; Disqualification.............................................63
Section 7.11.               Preferential Collection of Claims Against Company.........................63
Section 7.12.               Paying Agents.............................................................63

                  ARTICLE 8 AMENDMENTS, SUPPLEMENTS AND WAIVERS

Section 8.01.               Without Consent of Holders................................................64
Section 8.02.               With Consent of Holders...................................................64
Section 8.03.               Compliance with Trust Indenture Act.......................................66
Section 8.04.               Revocation and Effect of Consents.........................................66
Section 8.05.               Notation on or Exchange of Securities.....................................67
Section 8.06.               Trustee to Sign Amendments, etc...........................................67

                  ARTICLE 9 DISCHARGE OF INDENTURE; DEFEASANCE

Section 9.01.               Discharge of Indenture....................................................68
Section 9.02.               Legal Defeasance..........................................................68
Section 9.03.               Covenant Defeasance.......................................................69
Section 9.04.               Conditions to Defeasance or Covenant Defeasance...........................69
Section 9.05.               Deposited Money and U.S. Government Obligations to Be Held in Trust; Other
                               Miscellaneous Provisions...............................................71
Section 9.06.               Reinstatement.............................................................72
Section 9.07.               Moneys Held by Paying Agent...............................................73
Section 9.08.               Moneys Held by Trustee....................................................73

                       ARTICLE 10 GUARANTEE OF SECURITIES

Section 10.01.              Guarantee.................................................................74
Section 10.02.              Execution and Delivery of Guarantees......................................75
Section 10.03.              Limitation of Guarantee...................................................75
Section 10.04.              Additional Guarantors.....................................................76
Section 10.05.              Release of Guarantor......................................................76
Section 10.06.              Guarantee Obligations Subordinated to Guarantor Senior Debt...............76
Section 10.07.              Payment Over of Proceeds upon Dissolution, etc., of a Guarantor...........77
Section 10.08.              Suspension of Guarantee Obligations When Guarantor Senior Debt in Default.79
Section 10.09.              Subrogation to Rights of Holders of Guarantor Senior Debt.................81
Section 10.10.              Guarantee Subordination Provisions Solely to Define Relative Rights.......81
Section 10.11.              Application of Certain Article 11 Provisions..............................82

                     ARTICLE 11 SUBORDINATION OF SECURITIES

Section 11.01.              Securities Subordinate to Senior Debt.....................................82
Section 11.02.              Payment Over of Proceeds upon Dissolution, etc............................83
Section 11.03.              Suspension of Payment When Senior Debt in Default.........................85
Section 11.04.              Trustee's Relation to Senior Debt.........................................86
Section 11.05.              Subrogation to Rights of Holders of Senior Debt...........................87
Section 11.06.              Provisions Solely to Define Relative Rights...............................87
Section 11.07.              Trustee to Effectuate Subordination.......................................88
Section 11.08.              No Waiver of Subordination Provisions.....................................89
Section 11.09.              Notice to Trustee.........................................................89
Section 11.10.              Reliance on Judicial Order or Certificate of Liquidating Agent............90
Section 11.11.              Rights of Trustee as a Holder of Senior Debt; Preservation of Trustee's
                            Rights.                                                                   91
Section 11.12.              Article Applicable to Paying Agents.......................................91
Section 11.13.              No Suspension of Remedies.................................................91

                       ARTICLE 12 CONVERSION OF SECURITIES

Section 12.01. Conversion Privilege...................................................................92
Section 12.02. Exercise of Conversion Privilege.......................................................92
Section 12.03. Fractional Interests...................................................................94
Section 12.04. Conversion Price.......................................................................94
Section 12.05. Adjustment of Conversion Price.........................................................94
Section 12.06. Continuation of Conversion Privilege in Case of Reclassification, Change,
               Merger, Consolidation or Sale of Assets          ..............................        98
Section 12.07. Notice of Certain Events..............................................................100
Section 12.08. Taxes on Conversion...................................................................101
Section 12.09. Company to Provide Stock..............................................................101
Section 12.10.              Disclaimer of Responsibility for Certain Matters.........................102
Section 12.11.              Return of Funds Deposited for Redemption of Converted Securities.........102

                            ARTICLE 13 MISCELLANEOUS

Section 13.01.              Trust Indenture Act Controls.............................................103
Section 13.02.              Notices..................................................................103
Section 13.03.              Communications by Holders with Other Holders.............................104
Section 13.04.              Certificate and Opinion as to Conditions Precedent.......................104
Section 13.05.              Statements Required in Certificate and Opinion...........................105
Section 13.06.              When Treasury Securities Disregarded.....................................105
Section 13.07.              Rules by Trustee and Agents..............................................105
Section 13.08.              Business Days; Legal Holidays............................................106
Section 13.09.              Governing Law............................................................106
Section 13.10.              No Adverse Interpretation of Other Agreements............................106
Section 13.11.              No Recourse Against Others...............................................106
Section 13.12.              Successors...............................................................107
Section 13.13.              Multiple Counterparts....................................................107
Section 13.14.              Table of Contents, Headings, etc.........................................107
Section 13.15.              Separability.............................................................107


EXHIBITS

Exhibit A.                  Form of Security............................................................    A-1


                  INDENTURE, dated as of September , 1999, among PAXSON COMMUNICATIONS CORPORATION, a Delaware corporation, as Issuer (the "Company"), its direct and indirect subsidiaries (each individually, a "Guarantor" and, collectively, the "Guarantors") and ___________________, a New York banking corporation, as Trustee (the "Trustee").

                  Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders of the Company's __% Exchange Debentures due 2009 (the "Securities").

                                    ARTICLE 1

                   DEFINITIONS AND INCORPORATION BY REFERENCE
                         Section 1.01......Definitions.

                  "Acquired Indebtedness" means Indebtedness of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

                  "Adjusted Net Assets" of a Guarantor at any date shall mean the lesser of the amount by which (x) the fair value of the property of such Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities), but excluding liabilities under the Guarantee, of such Guarantor at such date and (y) the present fair ratable value of the assets of such Guarantor at such date exceeds the amount that will be required to pay the probable liability of such Guarantor on its debts (after giving effect to all other fixed and contingent liabilities and after giving effect to any collection from any Subsidiary of such Guarantor in respect of the obligations of such Subsidiary under the Guarantee), excluding Indebtedness in respect of the Guarantee, as they become absolute and matured.

                  "Affiliate" means, for any Person, a Person who, directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with, such other Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. With respect to the Company, Affiliate will also include any Permitted Holders or Persons controlled by the Permitted Holders.

                  "Agent" means any Registrar, Paying Agent, co-registrar or agent for service of notices and demands.

                  "Asset Sale" means the sale, transfer or other disposition (other than to the Company or any of its Restricted Subsidiaries) in any single transaction or series of related transactions involving assets with a fair market value in excess of $2,000,000 of (a) any Capital Stock of or other equity interest in any Restricted Subsidiary of the Company other than in a transaction where the Company or a Restricted Subsidiary receives therefor one or more media properties with a fair market value equal to the fair market value of the Capital Stock issued, transferred or disposed of by the Company or the Restricted Subsidiary (with such fair market values being determined by the board of directors of the Company), (b) all or substantially all of the assets of the Company or of any Restricted Subsidiary thereof, (c) real property or (d) all or substantially all of the assets of any media property, or part thereof, owned by the Company or any Restricted Subsidiary thereof, or a division, line of business or comparable business segment of the Company or any Restricted Subsidiary thereof; provided that Asset Sales shall not include sales, leases, conveyances, transfers or other dispositions to the Company or to a Restricted Subsidiary or to any other Person if after giving effect to such sale, lease, conveyance, transfer or other disposition such other Person becomes a Restricted Subsidiary, or the sale of all or substantially all of the assets of the Company or a Restricted Subsidiary in a transaction complying with the "Merger Consolidation and Sale of Assets" covenant, in which case only the assets not so sold shall be deemed an Asset Sale.

                  "Asset Sale Proceeds" means, with respect to any Asset Sale,
(i) cash received by the Company or any Restricted Subsidiary from such Asset Sale (including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after (a) provision for all income or other taxes measured by or resulting from such Asset Sale, (b) payment of all brokerage commissions, underwriting, accounting, legal and other fees and expenses related to such Asset Sale, (c) provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale and (d) deduction of appropriate amounts to be provided by the Company or a Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Company or a Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale, and (ii) promissory notes and other non-cash consideration received by the Company or any Restricted Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such notes or non-cash consideration into cash.

                  "Available Asset Sale Proceeds" means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sales that have not been applied in accordance with clause (iii)(a), (b) or (c) and which has not yet been the subject of an Excess Proceeds Offer in accordance with clause
(iii)(d) of the first paragraph of "Section 4.09."

                  "Board of Directors" means the board of directors of the Company or a Guarantor, as appropriate, or any committee authorized to act therefor.

                  "Board Resolution" means a copy of a resolution certified pursuant to an Officers' Certificate to have been duly adopted by the Board of Directors of the Company or a Guarantor, as appropriate, and to be in full force and effect, and delivered to the Trustee.

                  "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated) of capital stock, including each class of common stock and preferred stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

                  "Capitalized Lease Obligation" means, as to any Person, the obligation of such Person to pay rent or other amounts under a lease to which such Person is a party that is required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

                  "Cash" means such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

                  "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

                  "Certificate of Designation" means the Certificate of Designation under which the Series B Convertible Preferred Stock was issued, as in effect on the date of this Indenture.

                  A "Change of Control" of the Company will be deemed to have occurred at such time as (i) any Person (including a Person's Affiliates), other than a Permitted Holder, becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of 50% or more of the total voting power of the Company's Common Stock, (ii) any Person (including a Person's Affiliates), other than a Permitted Holder, becomes the beneficial owner of more than 33 1/3% of the total voting power of the Company's Common Stock, and the Permitted Holders beneficially own, in the aggregate, a lesser percentage of the total voting power of the Common Stock of the Company than such other Person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company, (iii) there shall be consummated any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which the Common Stock of the Company would be converted into cash, securities or other property, other than a merger or consolidation of the Company in which the holders of the Common Stock of the Company outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the voting power of the Common Stock of the surviving corporation immediately after such consolidation or merger, (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company has been approved by a majority of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the Board of Directors of the Company or (v) any "change in control" occurs (as defined at such time) with respect to the Existing Preferred Stock or any issue of Disqualified Capital Stock.

                  "Class A Common Stock" means the Class A Common Stock, par value $.001 per share, of the Company.

                  "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of, such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

                  "Common Stock Trading Price" on any date means, with respect to the Company Common Stock, the Closing Price for the Class A Common Stock on such date. The "Closing Price" on any date shall mean the last sale price for the Class A Common Stock, regular way, or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, for the Class A Common Stock in either case as reported in the principal consolidated transaction reporting system with respect to the principal national securities exchange on which the Class A Common Stock is listed or admitted to trading or, if the Class A Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the principal automated quotation system that may then be in use or, if the Class A Common Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Class A Common Stock selected by the Board of Directors or, in the event that no trading price is available for the Class A Common Stock, the fair market value of the Class A Common Stock, as determined in good faith by the Board of Directors.

                  "Company" means the party named as such in the first paragraph of this Indenture until a successor replaces such party pursuant to Article 5 of this Indenture and thereafter means the successor and any other obligor on the Securities.

                  "Company Common Stock" means, individually and collectively,
(i) the Class A Common Stock or (ii) in the case of the Initial Holder only, if the Initial Holder determines in its sole discretion that it is prevented under applicable laws and regulations of the FCC from holding shares of Class A Common Stock issuable upon conversion of its Securities, the shares of non-voting Common Stock of the Company (which upon disposition by the Initial Holder shall automatically be converted into shares of Class A Common Stock) into which the Securities are from time to time convertible.

                  "Company Request" means any written request signed in the name of the Company by the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer or the Treasurer and attested to by the Secretary or any Assistant Secretary of the Company.

                  "Consolidated EBITDA" means, for any Person, for any period, an amount equal to (a) the sum of Consolidated Net Income for such period, plus, to the extent deducted from the revenues of such Person in determining Consolidated Net Income, (i) the provision for taxes for such period based on income or profits and any provision for taxes utilized in computing a loss in Consolidated Net Income above, plus (ii) Consolidated Interest Expense, net of interest income earned on cash or cash equivalents for such period (including, for this purpose, dividends on the Existing Preferred Stock and the Series B Convertible Preferred Stock and any Redeemable Dividends in each case only to the extent that such dividends were deducted in determining Consolidated Net Income), plus (iii) depreciation for such period on a consolidated basis, plus
(iv) amortization of intangibles and broadcast program licenses for such period on a consolidated basis, minus (b) scheduled payments relating to broadcast program license liabilities, except that with respect to the Company each of the foregoing items shall be determined on a consolidated basis with respect to the Company and its Restricted Subsidiaries only; provided, however, that, for purposes of calculating Consolidated EBITDA during any fiscal quarter, cash income from a particular Investment of such Person shall be included only if cash income has been received by such Person as a result of the operation of the business in which such Investment has been made in the ordinary course without giving effect to any extraordinary unusual and non-recurring gains.

                  "Consolidated Interest Expense" means, with respect to any Person, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Subsidiaries on a consolidated basis, including, but not limited to, Redeemable Dividends, whether paid or accrued, on Subsidiary Preferred Stock, imputed interest included in Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense (other than interest amortized to cost of sales) plus, without duplication, all net capitalized interest for such period and all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person, all time brokerage fees relating to financing of radio or television stations which the Company has an agreement or option to acquire, plus the amount of all dividends or distributions paid on Disqualified Capital Stock (other than dividends paid or payable in shares of Capital Stock of the Company).

                  "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the net income (or loss) of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that (a) the net income of any Person (the "other Person") in which the Person in question or any of its Subsidiaries has less than a 100% interest (which interest does not cause the net income of such other Person to be consolidated into the net income of the Person in question in accordance with GAAP) shall be included only to the extent of the amount of dividends or distributions paid to the Person in question or to the Subsidiary,
(b) the net income of any Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions (other than pursuant to the Securities, the Existing Exchange Debentures or the Existing Notes) shall be excluded to the extent of such restriction or limitation, (c) (i) the net income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and (ii) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Subsidiaries other than in the ordinary course of business shall be excluded, (d) extraordinary, unusual and non-recurring gains and losses shall be excluded, (e) losses associated with discontinued and terminated operations in an amount not to exceed $1,000,000 per annum shall be excluded and (f) all non-cash items (including, without limitation, cumulative effects of changes in GAAP and equity entitlements granted to employees of the Company and its Restricted Subsidiaries) increasing and decreasing Consolidated Net Income and not otherwise included in the definition of Consolidated EBITDA shall be excluded.

                  "Conversion Price" has the meaning ascribed to such term in
Section 12.04 hereof.

                  "Corporate Trust Office" means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the date of execution of this Indenture is located at 101 Barclay Street, Floor 21 West, New York, NY 10286, attention: Corporate Trust Administration.

                  "Credit Facility" means the Credit Agreement dated as of December 19, 1995, and amended and restated as of April 30, 1998, among the Company, the financial institutions party thereto in their capacities as lenders thereunder and Union Bank, as agent, as the same may be amended from time to time, and any one or more agreements evidencing the refinancing, modification, replacement, renewal, restatement, refunding, deferral, extension, substitution, supplement, reissuance or resale thereof.

                  "Cumulative Consolidated EBITDA" means, with respect to any Person, as of any date of determination, Consolidated EBITDA from the Issue Date to the end of the Company's most recently ended full fiscal quarter prior to such date, taken as a single accounting period.

                  "Cumulative Consolidated Interest Expense" means, with respect to any Person, as of any date of determination, Consolidated Interest Expense plus any cash dividends paid on Senior Securities or Parity Securities not already reflected in Consolidated Interest Expense, in each case from the Issue Date to the end of such Person's most recently ended full fiscal quarter prior to such date, taken as a single accounting period.

                  "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

                  "Depository" means, with respect to the Securities issued in the form of one or more Global Securities, The Depository Trust Company or another Person designated as Depository by the Company, which Person must be a clearing agency registered under the Exchange Act.

                  "Designated Senior Debt" means (i) Indebtedness under or in respect of the Credit Facility and (ii) any other Indebtedness constituting Senior Debt which, at the time of determination, has an aggregate principal amount of at least $25,000,000 (or accreted value in the case of Indebtedness issued at a discount) and is specifically designated in the instrument evidencing such Senior Debt as "Designated Senior Debt" by the Company.

                  "Disqualified Capital Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Securities. Without limitation of the foregoing, Disqualified Capital Stock shall be deemed to include (i) any Preferred Stock of a Restricted Subsidiary, (ii) any Preferred Stock of the Company, with respect to either of which, under the terms of such Preferred Stock, by agreement or otherwise, such Restricted Subsidiary or the Company is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the Securities; and (iii) as long as the Series B Convertible Preferred Stock remains outstanding, Senior Securities and Parity Securities; provided, however, that (i) Preferred Stock of the Company or any Restricted Subsidiary that is issued with the benefit of provisions requiring a change of control offer to be made for such Preferred Stock in the event of a change of control of the Company or Restricted Subsidiary shall not be deemed to be Disqualified Capital Stock solely by virtue of such provisions; (ii) the Series B Convertible Preferred Stock and the Existing Preferred Stock, as in effect on the Issue Date, shall not be considered Disqualified Capital Stock; and (iii) Capital Stock paid as dividends on Preferred Stock existing on the Issue Date or subsequently issued, in each case in accordance with the terms of such Preferred Stock at the time it was issued, shall not be considered Disqualified Capital Stock.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  "Exchange Date" means the date of original issuance of the Securities.

                  "Existing Debt Indentures" means the Existing Exchange Indentures and the Existing Indenture.

                  "Existing Exchange Debentures" means the 12 1/2% Exchange Debentures due 2006 (if issued) and the 13 1/4% Exchange Debentures due 2006 (if issued) issued under the Existing Exchange Indentures.

                  "Existing Exchange Indentures" means the indentures dated October 4, 1996, and June 10, 1998, between the Company, the guarantors thereto and The Bank of New York, as trustee, which govern the Existing Exchange Debentures.

                  "Existing Indenture" means the indenture dated as of September 28, 1995 among the Company and The Bank of New York, as trustee which governs the Existing Notes.

                  "Existing Notes" means the 11 5/8% Senior Subordinated Notes due 2002 issued under the Existing Indenture.

                  "Existing Preferred Stock" means the Junior Cumulative Compounding Redeemable Preferred Stock, $.001 par value, 12% dividend rate per annum, of which 33,000 shares are outstanding as of the Issue Date with a liquidation preference of $1,000 per share; the 12 1/2% Cumulative Exchangeable Preferred Stock, $.001 par value, of which 192,717 shares are outstanding as of the Issue Date with a liquidation preference of $1,000 per share; the 13 1/4% Cumulative Junior Exchangeable Preferred Stock, $.001 par value, of which [21,170] shares are outstanding as of the Issue Date with a liquidation preference of $10,000 per share; and the 9 3/4% Series A Convertible Preferred Stock, $.001 par value, of which [7,913] shares are outstanding as of the Issue Date with a liquidation preference of $10,000 per share.

                  "Extraordinary Cash Dividend" means cash dividends with respect to the Company Common Stock the aggregate amount of which in any fiscal year exceeds 10% of Consolidated EBITDA of the Company and its subsidiaries for the fiscal year immediately preceding the payment of such dividend.

                  "Fair Market Value" of any consideration other than Cash or of any securities shall mean the amount which a willing buyer would pay to a willing seller in an arm's length transaction as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors or a committee thereof.

                  "FCC" means the United States Federal Communications Commission as constituted from time to time or any successor performing substantially the same functions.

                  "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

                  "Guarantee" means the guarantee of the Obligations of the Company with respect to the Securities by each Guarantor pursuant to the terms of Article 10 hereof.

                  "Guarantor" means (i) each of the Company's Subsidiaries in existence on the Issue Date and (ii) each of the Company's Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of this Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of this Indenture.

                  "Guarantor Senior Debt" means the principal of and premium, if any, and interest (including, without limitation, interest accruing or that would have accrued but for the filing of a bankruptcy, reorganization or other insolvency proceeding whether or not such interest constitutes an allowed claim in such proceeding) on, and any and all other fees, expense reimbursement obligations, indemnities and other amounts due pursuant to the terms of all agreements, documents and instruments providing for, creating, securing or evidencing or otherwise entered into in connection with, (a) Guarantor's direct incurrence of any Indebtedness or its guarantee of all Indebtedness of the Company or any Restricted Subsidiaries, in each case, owed to lenders under the Credit Facility, (b) all obligations of such Guarantor with respect to any Interest Rate Agreement, (c) all obligations of such Guarantor to reimburse any bank or other person in respect of amounts paid under letters of credit, acceptances or other similar instruments, (d) all other Indebtedness of such Guarantor which does not provide that it is to rank pari passu with or subordinate to the Guarantees and (e) all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any of the Guarantor Senior Debt described above. Notwithstanding anything to the contrary in the foregoing, Guarantor Senior Debt will not include (i) Indebtedness of such Guarantor to any of its Subsidiaries, (ii) Indebtedness represented by the Guarantees, (iii) any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any item of Guarantor Senior Debt, (iv) any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business or (v) Indebtedness incurred in violation of this Indenture, except if such Indebtedness was incurred under the Credit Facility based on financial information and certificates provided by responsible officers of the Company and relied on in good faith by the lenders thereunder in which event such Indebtedness shall be deemed to have been incurred in compliance with this Indenture and constitute Guarantor Senior Debt.

                  "Holder" or "Securityholder" means the Person in whose name a Security is registered on the Registrar's books.

                  "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurrable" and "incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

                  "Indebtedness" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof) or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables and other accrued liabilities arising in the ordinary course of business, including, without limitation, any and all programming broadcast obligations) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included, (i) any Capitalized Lease Obligations, (ii) obligations secured by a Lien to which the property or assets owned or held by such Person are subject, whether or not the obligation or obligations secured thereby shall have been assumed (provided, however, that if such obligation or obligations shall not have been assumed, the amount of such Indebtedness shall be deemed to be the lesser of the principal amount of the obligation or the fair market value of the pledged property or assets), (iii) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor), (iv) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (v) in the case of the Company, Disqualified Capital Stock of the Company or any Restricted Subsidiary thereof and (vi) obligations of any such Person under any Interest Rate Agreement applicable to any of the foregoing (if and to the extent such Interest Rate Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP). The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that (i) the amount outstanding at any time of any Indebtedness issued with original issue discount is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (ii) Indebtedness shall not include any liability for federal, state, local or other taxes. Notwithstanding any other provision of the foregoing definition, any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business or contingent obligations arising out of customary indemnification agreements with respect to the sale of assets or securities shall not be deemed to be "Indebtedness" of the Company or any Restricted Subsidiaries for purposes of this definition. Furthermore, guarantees of (or obligations with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such amount shall not also be included.

                  "Indenture" means this Indenture as amended, restated or supplemented from time to time.

                  "Initial Holder" means National Broadcasting Company, Inc.

                  "Interest Payment Date" means the stated maturity of an installment of interest on the Securities.

                  "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

                  "Investment" means, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and repurchases or redemptions of the Existing Notes, the Securities, the Existing Exchange Debentures, the Existing Preferred Stock or the Series B Convertible Preferred Stock by the Company.

                  "Issue Date" means the date of original issuance of the Securities.

                  "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

                  "Major Asset Sale" means an Asset Sale or series of related Asset Sales involving assets with a fair market value in excess of $25,000,000.

                  "Maturity Date" means December 31, 2009.

                  "Moody's" means Moody's Investors Service, Inc. and its successors.

                  "Net Proceeds" means (a) in the case of any sale of Capital Stock by the Company, an Asset Sale or a Major Asset Sale, the aggregate net proceeds received by the Company, after payment of expenses, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the fair market value thereof, as determined in good faith by the Board of Directors, at the time of receipt) and (b) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of the Company which is not Disqualified Capital Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to the Company upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by the Company in connection therewith).

                  "Non-Payment Event of Default" means any event (other than a Payment Default) the occurrence of which entitles one or more Persons to accelerate the maturity of any Designated Senior Debt.

                  "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing, or otherwise relating to, any Indebtedness.

                  "Offer Period" shall have the meaning specified in section 4.09(b).

                  "Officer" means the Chief Executive Officer, the president, any Vice President, the Chief Financial Officer, the Treasurer, the Controller or the Secretary of the Company or a Guarantor, or any other officer designated by the Board of Directors, as the case may be.

                  "Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer, the President or any Vice President, the Chief Financial Officer, the Controller or any Treasurer of such Person that shall comply with applicable provisions of this Indenture.

                  "Opinion of Counsel" means a written opinion from legal counsel which counsel is reasonably acceptable to the Trustee.

                  "Payment Default" means any default, whether or not any requirement for the giving of notice, the lapse of time or both, or any other condition to such default becoming an event of default has occurred, in the payment of principal of (or premium, if any) or interest on or any other amount payable in connection with Designated Senior Debt.

                  "Permitted Holders" means (i) collectively, Lowell W. Paxson, his spouse, children or other lineal descendants (whether adoptive or biological) and any revocable or irrevocable inter vivos or testamentary trust or the probate estate of any such individual, so long as one or more of the foregoing individuals is the principal beneficiary of such trust or probate estate; and (ii) National Broadcasting Company, Inc., and those of its Affiliates which are direct or indirect wholly-owned subsidiaries organized under the laws of any state of the United States of its ultimate parent corporation.

                  "Permitted Indebtedness" means, without duplication, each of the following:

                  (i) Indebtedness under the Securities and the Guarantees, including any Securities issued in accordance with this Indenture as payment of interest on the Securities;

                  (ii) Indebtedness under the Existing Exchange Debentures, and the Guarantees related thereto, including any Existing Exchange Debentures issued in accordance with the Existing Exchange Indentures as payment of interest on the Existing Exchange Debentures;

                  (iii)Indebtedness incurred pursuant to any Credit Facility in an aggregate principal amount at any time outstanding not to exceed $25,000,000;

                  (iv) all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date, including, without limitation, the Existing Notes, reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

                  (v) Obligations under Interest Rate Agreements of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Rate Agreements are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Certificate of Designation or this Indenture to the extent the notional principal amount of such Interest Rate Agreement does not exceed the principal amount of the Indebtedness to which such Interest Rate Agreement relates;

                  (vi) Indebtedness of a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Restricted Subsidiary of the Company, in each case subject to no Lien held by a Person other than the Company or a Restricted Subsidiary of the Company; provided that if as of any date any Person other than the Company or a Restricted Subsidiary of the Company owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

                  (vii)Indebtedness of the Company to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Restricted Subsidiary of the Company, in each case subject to no Lien; provided that (a) any Indebtedness of the Company to any Restricted Subsidiary of the Company is unsecured and subordinated, pursuant to a written agreement, to the Company's Obligations under this Indenture and the Securities and (b) if as of any date any Person other than a Restricted Subsidiary of the Company owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

                  (viii) Purchase Money Indebtedness and Capitalized Lease Obligations incurred to acquire property in the ordinary course of business which Indebtedness and Capitalized Lease Obligations do not in the aggregate exceed 5% of the Company's consolidated total assets at any one time;

                  (ix) Refinancing Indebtedness; and

                  (x) additional Indebtedness of the Company in an aggregate principal amount not to exceed $10,000,000 at any one time outstanding.

                  "Permitted Investments" means, for any Person, Investments made on or after the Issue Date consisting of:

                  (i) Investments by the Company, or by a Restricted Subsidiary thereof, in the Company or a Restricted Subsidiary;

                  (ii) Cash Equivalents;

                  (iii) Investments by the Company, or by a Restricted Subsidiary thereof, in a Person (or in all or substantially all of the business or assets of a Person) if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company, (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary thereof or (c) such business or assets are owned by the Company or a Restricted Subsidiary;

                  (iv) reasonable and customary loans made to employees not to exceed $5,000,000 in the aggregate at any one time outstanding;

                  (v) an Investment that is made by the Company or a Restricted Subsidiary thereof in the form of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to the Company or a Restricted Subsidiary solely as partial consideration for the consummation of an Asset Sale that is otherwise permitted under the covenant described under Section 4.09;

                  (vi) time brokerage and other similar agreements (including all local marketing agreements, joint sales agreements and similar agreements, however denominated) under which separately owned and licensed broadcast properties enter into cooperative arrangements and which may include an option to acquire the broadcast property at a future date;

                  (vii) accounts receivable of the Company and its Restricted Subsidiaries generated in the ordinary course of business;

                  (viii) loans and guarantees of loans by third-party lenders to third parties in connection with the acquisition of media properties, secured by substantially all of such Person's assets (to the extent permitted by FCC rules), which are made in conjunction with the execution of a time brokerage agreement;

                  (ix) options on media properties having an exercise price of an amount not in excess of $100,000 plus the forgiveness of any loan referred to in clause (viii) above entered into in connection with the execution of time brokerage agreements; and

                  (x) additional Investments of the Company and its Restricted Subsidiaries from time to time of an amount not to exceed $75,000,000.

                  "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

                  "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemption or upon liquidation.

                  "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

                  "Public Equity Offering" means a public offering by the Company of shares of its Common Stock (however designated and whether voting or non-voting) and any and all rights, warrants or options to acquire such Common Stock.

                  "Purchase Date" shall have the meaning specified in Section 4.09(b).

                  "Purchase Money Indebtedness" means any Indebtedness incurred in the ordinary course of business by a Person to finance the cost (including the cost of construction) of an item of property, the principal amount of which Indebtedness does not exceed the sum of (i) 100% of such cost and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

                  "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

                  "Redeemable Dividend" means, for any dividend or distribution with regard to Disqualified Capital Stock, the quotient of the dividend or distribution divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Disqualified Capital Stock.

                  "Redemption Date" when used with respect to any Security to be redeemed means the date fixed for such redemption pursuant to this Indenture.

                  "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

                  "Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant, in each case that does not (i) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing) or (ii) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the Securities, then such Refinancing Indebtedness shall be subordinate to the Securities at least to the same extent and in the same manner as the Indebtedness being Refinanced.

                  "Responsible Officer" when used with respect to the Trustee, means any officer within the corporate trust department of the Trustee (or any successor group of the Trustee) or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

                  "Restricted Payment" means (i) the declaration or payment of any dividend or the making of any other distribution (other than dividends or distributions payable in Qualified Capital Stock) on shares of the Company's Capital Stock other than the Existing Preferred Stock and the Series B Convertible Preferred Stock, (ii) the purchase, redemption, retirement or other acquisition for value of any Capital Stock of the Company, or any warrants, rights or options to acquire shares of Capital Stock of the Company, other than the exchange of shares of Existing Preferred Stock for the Existing Exchange Debentures or the exchange of shares of Series B Convertible Preferred Stock for the Securities or through the exchange of such Capital Stock or any warrants, rights or options to acquire shares of any class of such Capital Stock for Qualified Capital Stock or warrants, rights or options to acquire Qualified Capital Stock, (iii) the making of any principal payment on, or the purchase, defeasance, redemption, prepayment, decrease or other acquisition or retirement for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, of, any Indebtedness of the Company or its Subsidiaries that is subordinated or junior in right of payment to the Securities, (iv) the making of any Investment (other than a Permitted Investment), (v) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary on the basis of the fair market value of such Subsidiary utilizing standard valuation methodologies and approved by the Board of Directors, excluding any such Subsidiary with a fair market value equal to or less than $500 or (vi) forgiveness of any Indebtedness of an Affiliate of the Company to the Company or a Restricted Subsidiary.

                  "Restricted Subsidiary" means a Subsidiary of the Company other than an Unrestricted Subsidiary and includes all of the Subsidiaries of the Company existing as of the Issue Date. The Board of Directors of the Company may designate any Unrestricted Subsidiary or any Person that is to become a Subsidiary as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired Indebtedness as having been incurred at the time of such action), the Company could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Additional Indebtedness" covenant.

                  "S&P" means Standard & Poor's Corporation and its successors.

                  "SEC" means the United States Securities and Exchange Commission as constituted from time to time or any successor performing substantially the same functions.

                  "Secondary Securities" shall have the meaning specified in the Securities.

                  "Securities" means the Company's ___% Exchange Debentures due 2009, as amended or supplemented from time to time in accordance with the terms hereof, that are issued pursuant to this Indenture.

                  "Securities Act" means the Securities Act of 1933, as amended.

                  "Senior Debt" means, the principal of and premium, if any, and interest (including, without limitation, interest accruing or that would have accrued but for the filing of a bankruptcy, reorganization or other insolvency proceeding whether or not such interest constitutes an allowed claim in such proceeding) on, and any and all other fees, expense reimbursement obligations, indemnities and other amounts due pursuant to their terms of all agreements, documents and instruments providing for, creating, securing or evidencing or otherwise entered into in connection with (a) all Indebtedness of the Company owed under the Credit Facility, (b) all obligations of the Company with respect to any Interest Rate Agreement, (c) all obligations of the Company to reimburse any bank or other person in respect of amounts paid under letters of credit, acceptances or other similar instruments, (d) all other Indebtedness of the Company which does not provide that it is to rank pari passu with or subordinate to the Securities and (e) all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any of the Senior Debt described above. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (i) Indebtedness of the Company to any of its Subsidiaries, (ii) Indebtedness represented by the Securities, (iii) any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any item of Senior Debt, (iv) any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business or (v) Indebtedness incurred in violation of this Indenture.

                  "Series B Convertible Preferred Stock" means the 8% Cumulative Exchangeable Preferred Stock, par value $.001 per share of the Company.

                  "Stock Transaction" has the meaning ascribed to such term in
Section 12.05(i)(a) hereof.

                  "Subsidiary", with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

                  "TIA" means the Trust Indenture Act of 1939 (15 U.S. code ss.ss. 77aaa-77bbbb) as in effect on the date of this Indenture (except as provided in Section 8.03 hereof).

                  "Trust Officer" means any officer or assistant officer of the Trustee assigned by the Trustee to administer trust accounts.

                  "Trustee" means the party named as such in this Indenture until a successor replaces it pursuant to this Indenture and thereafter means the successor.

                  "Unrestricted Subsidiary" means (a) any Subsidiary of an Unrestricted Subsidiary and (b) any Subsidiary of the Company which is classified after the Issue Date as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors; provided that a Subsidiary organized or acquired after the Issue Date may be so classified as an Unrestricted Subsidiary only if such classification is not in violation of Section 4.08. The Trustee shall be given prompt notice by the Company of each resolution adopted by the Board of Directors under this provision, together with a copy of each such resolution adopted.

                  "U.S. Government Obligations" means (a) securities that are direct obligations of the United States of America for the payment of which its full faith and credit are pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or a specific payment of principal or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt.

                  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the total of the product obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

                  "Wholly-Owned Subsidiary" means any Restricted Subsidiary all of the outstanding voting securities (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company.

                      Section 1.02......Other Definitions.
                  The definitions of the following terms may be found in the sections indicated as follows:

                  Term                                  Defined in Section
"Affiliate Transaction"..............................                 4.10
"Agent Members"......................................                 2.14
"Bankruptcy Law".....................................                 6.01
"Business Day".......................................                12.08
"Change of Control Offer"............................                 4.15
"Change of Control Payment Date".....................                 4.15
"Covenant Defeasance"................................                 9.03
"Custodian"..........................................                 6.01
"Event of Default"...................................                 6.01
"Excess Proceeds Offer"..............................                 4.09
"Guarantee Payment Blockage Period"..................                10.08
"Guarantor Representative"...........................                10.08
"Initial Blockage Period"............................                11.03
"Initial Guarantee Blockage Period"..................                10.08
"Legal Defeasance"...................................                 9.02
"Legal Holiday"......................................                12.08
"Offer Period".......................................                 4.09
"Paying Agent".......................................                 2.03
"Payment Blockage Period"............................                11.03
"Purchase Date"......................................                 4.09
"Registrar"..........................................                 2.03
"Reinvestment Date"..................................                 4.09
"Representative".....................................                11.03
"Required Filing Dates"..............................                 4.02

               Section 1.03. Incorporation by Reference of Trust
                                 Indenture Act.
                  Whenever this Indenture refers to a provision of the TIA, the portion of such provision required to be incorporated herein in order for this Indenture to be qualified under the TIA is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

                  "Commission" means the SEC.

                  "indenture securities" means the Securities.

                  "indenture securityholder" means a Securityholder.

                  "indenture to be qualified" means this Indenture.

                  "indenture trustee" or "institutional trustee" means the Trustee.

                  "obligor on the indenture securities" means the Company, the Guarantors or any other obligor on the Securities.

                  All other terms used in this Indenture that are defined by the TIA, defined in the TIA by reference to another statute or defined by SEC rule have the meanings therein assigned to them.

                    Section 1.04......Rules of Construction.
                  Unless the context otherwise requires:

                  (1) a term has the meaning assigned to it herein, whether defined expressly or by reference;

                  (2) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

                  (3) "or" is not exclusive;

                  (4) words in the singular include the plural, and in the plural include the singular; and

                  (5) words used herein implying any gender shall apply to every gender.

                                    ARTICLE 2

                                 THE SECURITIES

           Section 2.01. Dating; Incorporation of Form in Indenture.

                  The Securities and the Trustee's certificate of authentication shall be substantially in the form of Exhibit A which is incorporated in and made part of this Indenture. The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage. The Company may use "CUSIP" numbers in issuing the Securities. The Company shall approve the form of the Securities. Each Security shall be dated the date of its authentication.

                  The terms and provisions contained in the Securities shall constitute, and are hereby expressly made, a part of this Indenture and, to the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

                   Section 2.02. Execution and Authentication.

                  The Securities shall be executed on behalf of the Company by two Officers of the Company or an Officer and an Assistant Secretary of the Company. Such signature may be either manual or facsimile. The Company's seal shall be impressed, affixed, imprinted or reproduced on the Securities and may be in facsimile form.

                  If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.

                  A security shall not be valid until the Trustee manually signs the certificate of authentication on the Security. Such signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

                  The Trustee or an authenticating agent shall authenticate Securities for original issue in the aggregate principal amount of up to $___,000,000 upon a Company Request. The aggregate principal amount of Securities outstanding at any time may not exceed such amount except as provided in Section 2.07 hereof.

                  The Trustee may appoint an authenticating agent to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same right as an Agent to deal with the Company or an Affiliate.

                  The Securities shall be issuable in fully registered form only, without coupons, in denominations of $1,000 and any integral multiple thereof; provided, however, that Securities may be issued in denominations of less than $1,000 (but not less than $1.00) upon the initial exchange of the Series B Convertible Preferred Stock for the Securities such that each holder of Series B Convertible Preferred Stock shall receive Securities in a principal amount equal to the full liquidation preference of the Series B Convertible Preferred Stock on the Issue Date; provided, further, however, that Secondary Securities may be issued in denominations of less than $1,000 (but not less than $1.00).

                  The Trustee shall have the right to decline to authenticate and deliver any Securities under this Section if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to existing Holders.

                  Section 2.03......Registrar and Paying Agent.

                  The Company shall maintain an office or agency where Securities may be presented for registration of transfer or for exchange ("Registrar"), an office or agency located in the Borough of Manhattan, City of New York, State of New York where Securities may be presented for payment ("Paying Agent") and an office or agency where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Registrar shall keep a register of the Securities and of their transfer and exchange. The Company may have one or more co-registrars and one or more additional paying agents. Neither the Company nor any Affiliate may act as Paying Agent. The Company may change any Paying Agent, Registrar or co-registrar without notice to any Securityholder.

                  The Company shall enter into an appropriate agency agreement with any Registrar or Paying Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Agent. The Company shall notify the Trustee of the name and address of any such Agent. If the Company fails to maintain a Registrar or Paying Agent, or agent for service of notices and demands, or fails to give the foregoing notice, the Trustee shall act as such. The Company initially appoints the Trustee as Registrar, Paying Agent and agent for service of notices and demands in connection with the Securities.

             Section 2.04......Paying Agent to Hold Assets in Trust.

                  On or before each due date of the principal of and interest on any Securities, the Company shall deposit with the Paying Agent a sum sufficient to pay such principal and interest so becoming due. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee and the Trustee, may at any time during the continuance of any Payment Default, upon written request to a Paying Agent, require such Paying Agent to forthwith pay to the Trustee all sums so held in trust by such Paying Agent together with a complete accounting of such sums. Upon doing so, the Paying Agent shall have no further liability for the money.

                     Section 2.05......Securityholder Lists.

                  The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee on or before each June 15 and December 15 in each year, and at such other times as the Trustee may request in writing, a list as of the applicable Record Date and in such form and as of such date as the Trustee may reasonably require of the names and addresses of Securityholders.

                    Section 2.06......Transfer and Exchange.

                  When a Security is presented to the Registrar with a request to register the transfer thereof, the Registrar shall register the transfer as requested if the requirements of applicable law are met and, when Securities are presented to the Registrar with a request to exchange them for an equal principal amount of Securities of other authorized denominations, the Registrar shall make the exchange as requested provided that every Security presented or surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Registrar duly executed by the Holder thereof or his attorney duly authorized in writing. To permit transfers and exchanges, upon surrender of any Security for registration of transfer at the office or agency maintained pursuant to Section 2.03 hereof, the Company shall execute and the Trustee shall authenticate Securities at the Registrar's request. Any exchange or transfer shall be without charge, except that the Company may require payment by the Holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation to a transfer or exchange, but this provision shall not apply to any exchange pursuant to Sections 2.09, 3.06 or 8.05 hereof. The Trustee shall not be required to register transfers of Securities or to exchange Securities for a period of 15 days before selection of any Securities to be redeemed. The Trustee shall not be required to exchange or register transfers of any Securities called or being called for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.

                    Section 2.07......Replacement Securities.

                  If a mutilated Security is surrendered to the Trustee or if the Holder of a Security presents evidence to the satisfaction of the Company and the Trustee that the Security has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Security if the requirements of Section 8-405 of the New York Uniform Commercial Code as in effect on the date of this Indenture are met. An indemnity bond shall be required that is sufficient in the judgment of the Company and the Trustee to protect the Company, the Trustee or any Agent from any loss which any of them may suffer if a Security is replaced. In every case of destruction, loss or theft, the applicant shall also furnish to the Company and to the Trustee evidence to their satisfaction of the destruction, loss or the theft of such Security and the ownership thereof. The Company and the Trustee may charge for its expenses in replacing a Security. Every replacement Security is an additional obligation of the Company.

                    Section 2.08......Outstanding Securities.

                  Securities outstanding at any time are all Securities authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, and those described in this Section 2.08 as not outstanding.

                  If a Security is replaced pursuant to Section 2.07, it ceases to be outstanding until the Company and the Trustee receive proof satisfactory to each of them that the replaced security is held by a bona fide purchaser.

                  If a Paying Agent holds on a Redemption Date or Maturity Date money sufficient to pay the principal of, premium, if any, and accrued interest on Securities payable on that date, then on and after that date such Securities cease to be outstanding and interest on them ceases to accrue.

                  Subject to Section 13.06, a Security does not cease to be outstanding solely because the Company or an Affiliate holds the Security.

                     Section 2.09......Temporary Securities.

                  Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Securities. Temporary Securities shall be substantially in the form, and shall carry all rights, of definitive Securities but may have variations that the Company considers appropriate for temporary Securities. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive securities in exchange for temporary Securities presented to it.

                         Section 2.10......Cancellation.

                  The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Securities surrendered to them for transfer, exchange or payment. The Trustee shall cancel and retain or, upon written request of the Company, may return to the Company in accordance with its normal practice, all Securities surrendered for transfer, exchange, payment or cancellation. Subject to Section
2.07 hereof, the Company may not issue new Securities to replace Securities in respect of which it has previously paid all principal, premium and interest accrued thereon, or delivered to the Trustee for cancellation.

                      Section 2.11......Defaulted Interest.

                  If the Company defaults in a payment of interest on the Securities, it shall pay the defaulted amounts, plus any interest payable on defaulted amounts pursuant to Section 4.01 hereof, to the persons who are Securityholders on a subsequent special record date. The Company shall fix the special record date and Payment date in a manner satisfactory to the Trustee and provide the Trustee at least 20 days notice of the proposed amount of default interest to be paid and the special payment date. At least 15 days before the special record date, the Company shall mail or cause to be mailed to each Securityholder at his address as it appears on the Securities register maintained by the Registrar a notice that states the special record date, the payment date (which shall be not less than five nor more than ten days after the special record date), and the amount to be paid. In lieu of the foregoing procedures, the Company may pay defaulted interest in any other lawful manner satisfactory to the Trustee.

                      Section 2.12......Deposit of Moneys.

                  Prior to 10:00 a.m., New York City time, on each Interest Payment Date and Maturity Date, the Company shall have deposited with the Paying Agent in immediately available funds money sufficient to make cash payments, if any, due on such Interest Payment Date or Maturity Date, as the case may be, in a timely manner which permits the Trustee to remit payment to the Holders on such Interest Payment Date or Maturity Date, as the case may be.

                         Section 2.13......CUSIP Number.

                  The Company in issuing the Securities may use a "CUSIP" number(s), and if so, the Trustee shall use the CUSIP number(s) in notices of redemption or exchange as a convenience to Holders, provided that any such notice may state that no representation is made as to the correctness or accuracy of the CUSIP number(s) printed in the notice or on the Securities, and that reliance may be placed only on the other identification numbers printed on the Securities. The Company shall promptly inform the Trustee of any change in the CUSIP number(s).

                                    ARTICLE 3

                                   REDEMPTION
                      Section 3.01......Notices to Trustee.
                  If the Company elects to redeem Securities pursuant to paragraph 6 of the Securities, (i) at least 30 days prior to the Redemption Date in the case of a partial redemption, (ii) at least 30 days prior to the Redemption Date in the case of a total redemption or (iii) during such other period as the Trustee may agree to, the Company shall notify the Trustee in writing of the Redemption Date, the principal amount of Securities to be redeemed and the redemption price, and deliver to the Trustee an Officers' Certificate stating that such redemption will comply with the conditions contained in paragraph 6 of the Securities, as appropriate.

                     Section 3.02. Selection by Trustee of
                           Securities to Be Redeemed.
                  In the event that fewer than all of the Securities are to be redeemed, the Trustee shall select the Securities to be redeemed, if the Securities are listed on a national securities exchange, in accordance with the rules of such exchange or, if the Securities are not so listed, on either a pro rata basis or by lot, or such other method as it shall deem fair and equitable. The Trustee shall promptly notify the Company of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed. The Trustee may select for redemption portions of the principal of Securities that have denominations larger than $1,000. Securities and portions thereof the Trustee selects shall be redeemed in amounts of $1,000 or whole multiples of $1,000. For all purposes of this Indenture unless the context otherwise requires, provisions of this Indenture that apply to Securities called for redemption also apply to portions of Securities called for redemption.

                     Section 3.03......Notice of Redemption.
                  At least 90 days before a Redemption Date, the Company shall mail, or cause to be mailed, a notice of redemption by first-class mail to each Holder of Securities to be redeemed at his or her last address as the same appears on the registry books maintained by the Registrar pursuant to Section
2.03 hereof.

                  The notice shall identify the Securities to be redeemed (including the CUSIP number(s) thereof) and shall state:

                  (1) the Redemption Date;

                  (2) the redemption price;

                  (3) if any Security is being redeemed in part, the portion of the principal amount of such Security to be redeemed and that, after the Redemption Date and upon surrender of such Security, a new Security or Securities in principal amount equal to the unredeemed portion will be issued;

                  (4) the name and address of the Paying Agent;

                  (5) that Securities called for redemption must be surrendered to the Paying Agent to collect the redemption price;

                  (6) that unless the Company defaults in making the redemption payment, interest on Securities called for redemption ceases to accrue on and after the Redemption Date;

                  (7) the paragraph of the Securities pursuant to which the Securities are being redeemed; and

                  (8) the aggregate principal amount of Securities that are being redeemed.

                  At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at the Company's sole expense.

                  Section 3.04. Effect of Notice of Redemption.
                  Once the notice of redemption described in Section 3.03 is mailed, Securities called for redemption become due and payable on the Redemption Date and at the redemption price, including any premium, plus interest accrued to the Redemption Date. Upon surrender to the Paying Agent, such Securities shall be paid at the redemption price, including any premium, plus interest accrued to the Redemption Date, provided that if the Redemption Date is after a regular interest payment record date and on or prior to the Interest Payment Date, the accrued interest shall be payable to the Holder of the redeemed Securities registered on the relevant record date, and provided, further, that if a Redemption Date is a Legal Holiday, payment shall be made on the next succeeding Business Day and no interest shall accrue for the period from such Redemption Date to such succeeding Business Day.

                 Section 3.05......Deposit of Redemption Price.
                  On or prior to 10:00 A.M., New York City time, on each Redemption Date, the Company shall deposit with the Paying Agent in immediately available funds money sufficient to pay the redemption price of and accrued interest on all Securities to be redeemed on that date other than Securities or portions thereof called for redemption on that date which have been delivered by the Company to the Trustee for cancellation.

                  On and after any Redemption Date, if money sufficient to pay the redemption price of and accrued interest on Securities called for redemption shall have been made available in accordance with the preceding paragraph, the Securities called for redemption will cease to accrue interest and the only right of the Holders of such Securities will be to receive payment of the redemption price of and, subject to the first proviso in Section 3.04, accrued and unpaid interest on such Securities to the Redemption Date. If any Security called for redemption shall not be so paid, interest will be paid, from the Redemption Date until such redemption payment is made, on the unpaid principal of the Security and any interest not paid on such unpaid principal, in each case, at the rate and in the manner provided in the Securities.

                 Section 3.06......Securities Redeemed in Part.
                  Upon surrender of a Security that is redeemed in part, the Trustee shall authenticate for a Holder a new Security equal in principal amount to the unredeemed portion of the Security surrendered.

                                    ARTICLE 4

                                    COVENANTS
                    Section 4.01......Payment of Securities.

                  The Company shall pay the principal of and interest on the Securities on the dates and in the manner provided in the Securities and this Indenture. An installment of principal of or interest on the Securities shall be considered paid on the date it is due if the Trustee or Paying Agent holds on that date money designated for and sufficient to pay the installment or, if the interest is to be paid in Secondary Securities, if the Trustee or the Paying Agent holds on that date duly authenticated Secondary Securities in an aggregate principal amount equal to such installment. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and the actual number of days elapsed.

                  The Company shall pay interest on overdue principal (including post-petition interest in a proceeding under any Bankruptcy Law), and overdue interest, to the extent lawful, at the rate specified in the Securities.

                         Section 4.02......SEC Reports.
                  (a) The Company will file with the SEC all information, documents and reports to be filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, whether or not the Company is subject to such filing requirements so long as the SEC will accept such filings. The Company (at its own expense) will file with the Trustee within 15 days after it files them with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Company files with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. The Company shall also comply with the provisions of TIA ss. 314(a). Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

                  (b) At the Company's expense, regardless of whether the Company is required to furnish such reports and other information referred to in paragraph (a) above to its stockholders pursuant to the Exchange Act, the Company shall cause such reports and other information to be mailed to the Holders at their addresses appearing in the register of Securities maintained by the Registrar within 15 days after it files them with the SEC. In the event that the Company is no longer required to furnish such reports to its stockholders pursuant to the Exchange Act, the Company will cause its consolidated financial statements, comparable to those which would have been required to appear in annual or quarterly reports, to be delivered to the holders of the Securities.

                  Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates)

                   Section 4.03. Waiver of Stay, Extension or
                                   Usury Laws.
                  The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead (as a defense or otherwise) or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of, premium, if any, and/or interest on the Securities as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture; and (to the extent that it may lawfully do so) the Company hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

                    Section 4.04......Compliance Certificate.
                  (a) The Company shall deliver to the Trustee, within 100 days after the end of each fiscal year and on or before 50 days after the end of the first, second and third quarters of each fiscal year, an Officers' Certificate (one of the signers of which shall be the principal executive officer, principal financial officer or principal accounting officer of the Company) stating that a review of the activities of the Company and its Subsidiaries during such fiscal year or fiscal quarter, as the case may be, has been made under the supervision of the signing officers with a view to determining whether each has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge each has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all or such Defaults or Events of Default of which he or she may have knowledge and what action each is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Securities is prohibited or if such event has occurred, a description of the event and what action each is taking or proposes to take with respect thereto.

                  (b) So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to Section 4.02 above shall be accompanied by a written statement of the Company's independent certified public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements nothing has come to their attention which would lead them to believe that the Company has violated any provisions of this Article 4 or Article 5 hereof of this Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly for any failure to obtain knowledge of any such violation.

                  (c) The Company will, so long as any of the Securities are outstanding, deliver to the Trustee, forthwith upon any officer becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with a respect thereto.

                            Section 4.05......Taxes.
                  The Company shall, and shall cause each of its Subsidiaries to, pay prior to delinquency all material taxes, assessments, and governmental levies except as contested in good faith and by appropriate proceedings.

                   Section 4.06. Limitation on Incurrence of
                            Additional Indebtedness.
                  The Company shall not, and shall not permit any Restricted Subsidiary of the Company to, directly or indirectly incur any Indebtedness (including Acquired Indebtedness) other than Permitted Indebtedness. Notwithstanding the foregoing limitations, the Company and its Restricted Subsidiaries may incur Indebtedness if (a) after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the ratio of the Company's total Indebtedness to the Company's Consolidated EBITDA (determined on a pro forma basis for the last four full fiscal quarters of the Company for which financial statements are available at the date of determination) is less than 7.0 to 1; provided, however, that if the Indebtedness which is the subject of a determination under this provision is Acquired Indebtedness, or Indebtedness incurred in connection with the simultaneous acquisition of any Person, business, Property or assets, then such ratio shall be determined by giving effect (on a pro forma basis, as if the transaction had occurred at the beginning of the four quarter period) to both the incurrence or assumption of such Acquired Indebtedness or such other Indebtedness by the Company and the inclusion in the Company's Consolidated EBITDA of the Consolidated EBITDA of the acquired Person, business, Property or assets; and, provided, further, that in the event that the Consolidated EBITDA of the acquired Person, business, Property or assets reflects an operating loss, no amounts shall be deducted from the Company's Consolidated EBITDA in making the determinations described above and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness.

           Section 4.07. Limitation on Preferred Stock of Restricted
                                 Subsidiaries.
                  The Company shall not permit any Restricted Subsidiary to issue any Preferred Stock (except to the Company or to a Restricted Subsidiary) or permit any Person (other than the Company or a Restricted Subsidiary) to hold any such Preferred Stock unless the Company or such Restricted Subsidiary would be entitled to incur or assume Indebtedness in compliance with Section 4.06 in an aggregate principal amount equal to the aggregate liquidation value of the Preferred Stock to be issued.

              Section 4.08......Limitation on Restricted Payments.
                  (a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment and immediately after giving effect thereto:

                  (i) any Default or Event of Default shall have occurred and be continuing; or

                   (ii) the Company could not incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with
         Section 4.06; or

                  (iii) the aggregate amount of Restricted Payments declared or made after the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such Property as determined by the Board of Directors of the Company in good faith) exceeds the sum of (a) 100% of the Company's Cumulative Consolidated EBITDA minus 1.4 times the Company's Cumulative Consolidated Interest Expense, plus (b) 100% of the aggregate Net Proceeds and the fair market value of securities or other Property received by the Company from the issue or sale, after the Issue Date, of Capital Stock (other than Disqualified Capital Stock of the Company or Capital Stock of the Company issued to any Restricted Subsidiary of the Company) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company which have been so converted or exercised or exchanged, as the case may be, plus (c) $10,000,000.

                  (b) Notwithstanding the foregoing, these provisions will not prohibit: (1) the payment of any dividend or the making of any distribution within 60 days after the date of its declaration if such dividend or distribution would have been permitted on the date of declaration; or (2) the purchase, redemption or other acquisition or retirement of any Capital Stock of the Company or any warrants, options or other rights to acquire shares of any class of such Capital Stock either (x) solely in exchange for shares of Qualified Capital Stock or other rights to acquire Qualified Capital Stock or
(y) through the application of the Net Proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary) of shares of Qualified Capital Stock or warrants, options or other rights to acquire Qualified Capital Stock; (3) the acquisition of Indebtedness of the Company that is subordinate or junior in right of payment to the Securities either (x) solely in exchange for shares of Qualified Capital Stock (or warrants, options or other rights to acquire Qualified Capital Stock) or for Indebtedness of the Company that is subordinate or junior in right of payment to the Securities, at least to the extent that the Indebtedness being acquired is subordinated to the Securities and has a Weighted Average Life to Maturity no less than that of the Indebtedness being acquired or (y) through the application of the Net Proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary) of shares of Qualified Capital Stock (or warrants, options or other rights to acquire Qualified Capital Stock) or Indebtedness of the Company which is subordinate or junior in right of payment to the Securities, at least to the extent that the Indebtedness being acquired is subordinated to the Securities and has a Weighted Average Life to Maturity no less than that of the Indebtedness being refinanced; (4) the retirement of the Series B Convertible Preferred Stock in accordance with the optional redemption and put provisions as in effect on the Issue Date and the payment of cash dividends on the Series B Convertible Preferred Stock; or (5) as long as no Default or Event of Default shall have occurred and be continuing, the payment of cash dividends on the Existing Preferred Stock or the redemption thereof at times and in amounts no less favorable to holders of the Securities than such provisions as are in effect in the related certificates of designation on the Issue Date; provided, however, that any cash dividends or cash redemptions or premiums in respect thereof paid with respect to the Existing Preferred Stock shall reduce amounts otherwise available for Restricted Payments.

                  Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this Section 4.08 were computed, which calculations may be based upon the Company's latest available financial statements, and that no Default or Event of Default exists and is continuing and no Default or Event of Default will occur immediately after giving effect to any Restricted Payments.

              Section 4.09......Limitation on Certain Asset Sales.
                  (a) The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the fair market value thereof on the date the Company or Restricted Subsidiary (as applicable) entered into the agreement to consummate such Asset Sale (as determined in good faith by the Company's Board of Directors, and evidenced by a Board Resolution); (ii) not less than 75% of the consideration received by the Company or its Subsidiaries, as the case may be, is in the form of cash or Cash Equivalents, other than in the case where the Company is exchanging all or substantially all of the assets of one or more media properties operated by the Company (including by way of the transfer of capital stock) for all or substantially all of the assets (including by way of the transfer of capital stock) constituting one or more media properties operated by another Person, provided that not less than 75% of the consideration received by the Company in such exchange is in the form of cash or Cash Equivalents considering, for this purpose only, the media properties, valued at their fair market value, as Cash Equivalents; and (iii) the Asset Sale Proceeds received by the Company or such Restricted Subsidiary are applied (a) first, to the extent the Company elects, or is required, to prepay, repay or purchase Indebtedness under any then existing Senior Debt of the Company or any Restricted Subsidiary within 180 days following the receipt of the Asset Sale Proceeds from any Asset Sale; (b) second, to the extent of the balance of Asset Sale Proceeds after application as described above, to the extent the Company elects, to make an Investment in assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or Property of another Person) used or useful in businesses similar or ancillary to the business of the Company or Restricted Subsidiary as conducted at the time of such Asset Sale, provided that such Investment occurs or the Company or a Restricted Subsidiary enters into contractual commitments to make such investment, subject only to customary conditions (other than the obtaining of financing), on or prior to the 181st day following receipt of such Asset Sale Proceeds (the "Reinvestment Date") and Asset Sale Proceeds contractually committed are so applied within 360 days following the receipt of such Asset Sale proceeds; (c) third, to make any required Excess Proceeds Offer (as defined in the Existing Debt Indentures) to holders of the Existing Notes and Existing Exchange Debentures in accordance with the terms of the Existing Indenture; and
(d) fourth, to make an offer for the Securities as described under paragraph 6 of the Securities following a Major Asset Sale or, if on the Reinvestment Date with respect to any Asset Sale, the Available Asset Sale Proceeds exceed $10,000,000, the Company shall apply an amount equal to such Available Asset Sale Proceeds to an offer to repurchase the Securities, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (an "Excess Proceeds Offer"). If an Excess Proceeds Offer is not fully subscribed, the Company may retain the portion of the Available Asset Sale Proceeds not required to repurchase Securities.

                  (b) If the Company is required to make an Excess Proceeds Offer, the Company shall mail, within 30 days following the Reinvestment Date, a notice to the registered Holders stating, among other things: (1) that such Holders have the right to require the Company to apply the Available Asset Sale Proceeds to repurchase such Securities at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase; (2) the purchase date (the "Purchase Date"), which shall be no earlier than 30 days and not later than 60 days from the date such notice is mailed; (3) the instructions, determined by the Company, that each Holder must follow in order to have such Securities repurchased; and (4) the calculations used in determining the amount of Available Asset Sale Proceeds to be applied to the repurchase of such Securities. The Excess Proceeds Offer shall remain open for a period of 20 Business Days following its commencement (the "Offer Period"). The notice, which shall govern the terms of the Excess Proceeds Offer, shall also state:

                  (1) that the Excess Proceeds Offer is being made pursuant to this Section 4.09 and the length of time the Excess Proceeds Offer will remain open;

                  (2) the purchase price and the Purchase Date;

                  (3) that any Security not tendered or accepted for payment will continue to accrue interest;

                  (4) that any Security accepted for payment pursuant to the Excess Proceeds Offer shall cease to accrue interest on and after the Purchase Date;

                  (5) that Holders electing to have a Security purchased pursuant to any Excess Proceeds Offer will be required to surrender the Security, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Security completed, to the Company, a depositary, if appointed by the Company, or a Paying Agent at the address specified in the notice at least three Business Days before the Purchase Date;

                  (6) that Holders will be entitled to withdraw their election if the Company, depositary or Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have the Security purchased;

                  (7) that, if the aggregate principal amount of Securities surrendered by Holders exceeds the Available Asset Sale Proceeds, the Company shall select the Securities to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Company so that only Securities in denominations of $1,000, or integral multiples thereof, shall be purchased); and

                  (8) that Holders whose Securities were purchased only in part will be issued new Securities equal in principal amount to the unpurchased portion of the Securities surrendered.

                  On or before the Purchase Date, the Company shall, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, Securities or portions thereof tendered pursuant to the Excess Proceeds Offer, deposit with the Paying Agent U.S. legal tender sufficient to pay the purchase price plus accrued interest, if any, on the Securities to be purchased and deliver to the Trustee an Officers' Certificate stating that such securities or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 4.09. The Paying Agent shall promptly (but in any case not later than 5 days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Security tendered by such Holder and accepted by the Company for purchase, and the Company shall promptly issue a new Security, and the Trustee shall authenticate and mail or make available for delivery such new Security to such Holder equal in principal amount to any unpurchased portion of the Security surrendered. Any Security not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Excess Proceeds Offer on the Purchase Date. If an Excess Proceeds Offer is not fully subscribed, the Company may retain that portion of the Available Asset Sale Proceeds not required to repurchase Securities.

           Section 4.10. Limitation on Transactions with Affiliates.
                  (a) The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate or holder of 10% or more of the Company's Common Stock (an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless (i) such Affiliate Transaction is between or among the Company and its Wholly-Owned Subsidiaries; or (ii) the terms of such Affiliate Transaction are fair and reasonable to the Company or such Restricted Subsidiaries, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties. In any Affiliate Transaction involving an amount or having a value in excess of $1,000,000 which is not permitted under clause
(i) above, the Company must obtain a resolution of the board of directors certifying that such Affiliate Transaction complies with clause (ii) above. In transactions with a value in excess of $5,000,000 which are not permitted under clause (i) above, unless such transaction is with a Subsidiary in which no Affiliate has a minority interest therein, the Company must obtain a valuation of the assets subject to such transaction by an Independent Appraiser or a written opinion as to the fairness of such a transaction from an independent investment banking firm or an Independent Appraiser.

                  (b) The limitations set forth in Section 4.10(a) shall not apply to (i), any Restricted Payment that is not prohibited by Section 4.08,
(ii) any transaction, approved by the Board of Directors of the Company, with an officer or director of the Company or of any Subsidiary in his or her capacity as officer or director entered into in the ordinary course of business, including compensation and employee benefit arrangements with any officer or director of the Company or of any Subsidiary that are customary for public companies in the broadcasting industry or (iii) modifications of the Existing Preferred Stock.

            Section 4.11......Limitation on Creation of Subsidiaries.
                  The Company shall not create or acquire, nor permit any of its Restricted Subsidiaries to create or acquire, any Subsidiary other than (i) a Restricted Subsidiary existing as of the date of this Indenture, (ii) a Restricted Subsidiary that is acquired or created after the date hereof, or
(iii) an Unrestricted Subsidiary; provided, however, that each Restricted Subsidiary acquired or created pursuant to clause (ii) shall at the time it has either assets or stockholder's equity in excess of $5,000 execute a guarantee, satisfactory in form and substance to the Trustee (and with such documentation relating thereto as the Trustee shall require, including, without limitation a supplement or amendment to this Indenture and Opinions of Counsel as to the enforceability of such guarantee), pursuant to which such Restricted Subsidiary shall become a Guarantor.

                    Section 4.12. Limitation on Other Senior
                               Subordinated Debt.
                  The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, incur, contingently or otherwise, any Indebtedness that is both (i) subordinate in right of payment to any Senior Debt of the Company or its Restricted Subsidiaries, as the case may be, and (ii) senior in right of payment to the Securities and the Guarantees, as the case may be. For purposes of this Section 4.12, Indebtedness is deemed to be senior in right of payment to the Securities and the Guarantees, as the case may be, if it is not explicitly subordinate in right of payment to Senior Debt at least to the same extent as the Securities and the Guarantees, as the case may be, are subordinate to Senior Debt.

                     Section 4.13......Payments for Consent.
                  Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Securities for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Securities unless such consideration is offered to be paid or agreed to be paid to all Holders of the Securities which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

                     Section 4.14......Corporate Existence.
                  Subject to Article 5 hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect (i) its corporate existence, and the corporate, partnership or other existence of each Restricted Subsidiary, in accordance with the respective organizational documents (as the same may be amended from time to time) of each Restricted Subsidiary and the rights (charter and statutory), licenses and franchises of the Company and its Restricted Subsidiaries; provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Restricted Subsidiaries, if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders.

                      Section 4.15......Change of Control.
                  (a) Within 30 days of the occurrence of a Change of Control, the Company shall notify the Trustee in writing of such occurrence and shall make an offer to purchase (the "Change of Control Offer") the outstanding Securities at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the Change of Control Payment Date (such applicable purchase price being hereinafter referred to as the "Change of Control Purchase Price") in accordance with the procedures set forth in this Section 4.15.

                  At the time of the occurrence of a Change of Control, prior to the mailing of the notice to Holders described in paragraph (b) below, but in any event within 30 days following the date on which a Change of Control occurs, the Company covenants that if the purchase of the Securities would violate or constitute a default under the Credit Facility or any other then outstanding Senior Debt, then the Company will, to the extent needed to permit such purchase of Securities, either (i) repay in full all Indebtedness on the basis required by the Credit Facility and such Senior Debt (and terminate all commitments thereunder) or (ii) obtain the requisite consents under the Credit Facility and the instrument governing such Senior Debt to permit the repurchase of the Securities as provided in paragraph (b) below. The Company must first comply with the covenant described in the preceding sentence before it shall be required to repurchase Securities pursuant to the provisions described in paragraph (b) below; provided that the Company's failure to comply with the covenant described in the preceding sentence will constitute an Event of Default described in clause (3) under Section 6.01 hereof if not cured within 60 days after the notice required by such clause.

                  (b) Within 30 days of the occurrence of a Change of Control, the Company also shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) send by first-class mail, postage prepaid, to the Trustee and to each Holder of the Securities, at the address appearing in the register maintained by the Registrar of the Securities, a notice stating:

                  (i) that the Change of Control Offer is being made pursuant to this Section 4.15 and that all Securities tendered will be accepted for payment, and otherwise subject to the terms and conditions set forth in this Indenture;

                  (ii) the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 30 days nor more than 60 days from the date such notice is mailed (the "Change of Control Payment Date");

                  (iii) that any Security not tendered will continue to accrue interest;

                  (iv) that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Securities accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

                  (v) that Holders accepting the offer to have their Securities purchased pursuant to a Change of Control Offer will be required to surrender the Securities, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Security completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date;

                  (vi) that Holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Securities delivered for purchase, and a statement that such Holder is withdrawing his election to have such Securities purchased;

                  (vii) that Holders whose Securities are being purchased only in part will be issued a new certificate representing Securities equal in principal amount to the unpurchased portion of the Securities surrendered, provided that each Security purchased and each such Security issued shall be in an original principal amount in denominations of $1,000 and integral multiples thereof;

                  (viii) any other procedures that a Holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

                  (ix) the name and address of the Paying Agent.

                  (c) On the Change of Control Payment Date, the Company shall to the extent lawful (i) accept for payment Securities or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Securities or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee Securities so accepted together with an Officers' Certificate stating the Securities or portions thereof tendered to the Company. The Paying Agent shall promptly mail to each Holder of Securities so accepted payment in an amount equal to the purchase price for such Securities, and the Company shall execute and issue, and the Trustee shall promptly authenticate and mail to such holder, a Security equal in principal amount to any unpurchased portion of the Securities surrendered; provided that each such Security shall be issued in an original principal amount in denominations of $1,000 and integral multiples thereof.

                  (d) The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of the Securities pursuant to a Change of Control Offer. To the extent the provisions of any such rule conflict with the provisions of this Indenture relating to a Change of Control Offer, the Company shall comply with the provisions of such rule and be deemed not to have breached its obligations relating to such Change of Control Offer by virtue thereof.

                  This "Change of Control" covenant will not apply in the event of (a) changes in a majority of the Board of Directors of the Company in certain instances as contemplated by the definition of "Change of Control" and (b) certain transactions with Permitted Holders. In addition, this covenant is not intended to afford holders of Securities protection in the event of certain highly leveraged transactions, reorganizations, restructurings, mergers and other similar transactions that might adversely affect the holders of Securities, but would not constitute a Change of Control.

                  None of the provisions in this Indenture relating to a repurchase upon a Change of Control is waivable by the Board of Directors of the Company. In addition, the Trustee may not waive the right of any holder of the Securities to redeem its Securities upon a Change of Control, except to the extent the Trustee is acting at the direction of the holders of the Securities then outstanding.

               Section 4.16......Maintenance of Office or Agency.
                  The Company shall maintain an office or agency where Securities may be surrendered for registration of transfer or exchange or for presentation for payment and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the Trustee as set forth in Section 13.02.

                  The Company may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company shall give prompt written notice to the Trustee of such designation or rescission and of any change in the location of any such other office or agency.

                  The Company hereby initially designates the Corporate Trust Office of the Trustee set forth in Section 13.02 as such office of the Company.

                                    ARTICLE 5

                              SUCCESSOR CORPORATION
               Section 5.01. Limitation on Consolidation, Merger
                              and Sale of Assets.
                  The Company shall not in a single transaction or series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, another Person or adopt a plan of liquidation unless (i) either (1) the Company is the survivor of such merger or consolidation or (2) the surviving or transferee Person is a corporation, partnership or trust organized and existing under the laws of the United States, any state thereof or the District of Columbia and such surviving or transferee Person expressly assumes by supplemental indenture all the obligations of the Company, under the Securities and this Indenture; (ii) immediately after giving effect to such transaction and the use of proceeds therefrom (on a pro forma basis, including any Indebtedness incurred or anticipated to be incurred in connection with such transaction), the Company or the surviving or transferee Person is able to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with
Section 4.06; (iii) immediately after giving effect to such transaction (including any Indebtedness incurred or anticipated to be incurred in connection with the transaction) no Default or Event of Default has occurred and is continuing; and (iv) the Company has delivered to the Trustee an Officers' Certificate and Opinion of Counsel, each stating that such consolidation, merger or transfer complies with this Indenture, that the surviving Person agrees by supplemental Indenture to be bound thereby, and that all conditions precedent in this Indenture relating to such transaction have been satisfied. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of related transactions) of all or substantially all of the properties and assets of one or more Subsidiaries the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company will be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

                  The Company will not permit any Guarantor to consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or series of related transactions) to, any Person unless: (i) the transaction will comply with
Section 4.09 hereof or (ii)(A) the Person into which such Guarantor consolidates or merges or to which it transfers its assets is (x) the Company or a Guarantor or (y) a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia that shall expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of such Guarantor under its Guarantee and Indenture, (B) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and continuing; and (C) except when the Person into which such Guarantor consolidates or merges or to which it transfers its assets is the Company or a Wholly Owned Subsidiary that is a Guarantor, immediately after giving effect to such transaction, on a pro forma basis the Company or such Person could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under Section 4.06.

                 Section 5.02......Successor Person Substituted.
                  Upon any consolidation or merger, or any transfer of all or substantially all of the assets of the Company or any Guarantor in accordance with Section 5.01 above, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and of, the Company or such Guarantor under this Indenture with the same effect as if such successor corporation had been named as the Company or such Guarantor herein, and thereafter the predecessor corporation shall be relieved of all obligations and covenants under this Indenture and the Securities.

                                    ARTICLE 6

                              DEFAULTS AND REMEDIES
                      Section 6.01......Events of Default.
                  An "Event of Default" occurs if

                  (1) there is a default in the payment of any principal of, or premium, if any, on the Securities when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, whether or not such payment is prohibited by the provisions of Article 11 hereof;

                  (2) there is a default in the payment of any interest on any Security when the same becomes due and payable and the Default continues for a period of 30 days, whether or not such payment is prohibited by the provisions of Article 11 hereof;

                  (3) the Company or any Guarantor defaults in the observance or performance of any other covenant or agreement in the Securities or this Indenture for 60 days after the Company receives written notice thereof specifying the default from the Trustee or the Holders of not less than 25% in the aggregate principal amount of the Securities then outstanding;

                  (4) there is a default in the payment at final maturity of principal in an aggregate amount of $10,000,000 or more with respect to any Indebtedness of the Company or any Restricted Subsidiary thereof which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 60 days after written notice, or the acceleration of any such Indebtedness aggregating $10,000,000 or more which acceleration shall not be rescinded or annulled within 20 days after written notice to the Company of such Default by the Trustee or any Holder;

                  (5) a court of competent jurisdiction enters a final judgment or judgments which can no longer be appealed for the payment of money in excess of $10,000,000 against the Company or any Restricted Subsidiary thereof and such judgment remains undischarged for any period of 60 consecutive days during which a stay of enforcement of such judgment shall not be in effect;

                  (6) the Company or any Restricted Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

                           (A) commences a voluntary case,

                           (B) consents to the entry of an order for relief
                  against it in an involuntary case,

                           (C) consents to the appointment of a Custodian of it
                  or for all or substantially all of its property,

                           (D) makes a general assignment for the benefit of its
                  creditors, or

                           (E) generally is not paying its debts as they become
                  due; or

                  (7) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                           (A) is for relief against the Company or any
                  Restricted Subsidiary in an involuntary case,

                           (B) appoints a Custodian of the Company or any
                  Restricted Subsidiary or for all or substantially all of the property of the Company or any Restricted Subsidiary, or

                           (C) orders the liquidation of the Company or any
                  Restricted Subsidiary, and the order or decree remains unstayed and in effect for 60 days.

                  The term "Bankruptcy Law" means Title 11, U.S. Code or any similar Federal or state law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

                  The Trustee may withhold notice to the Holders of the Securities of any Default (except in payment of principal or premium, if any, or interest on the Securities) if the Trustee considers it to be in the best interest of the Holders of the Securities to do so.

                         Section 6.02......Acceleration.
                  If an Event of Default (other than an Event of Default arising under Section 6.01(6) or (7) with respect to the Company) occurs and is continuing, the Trustee by notice to the Company, or the Holders of not less than 25% in aggregate principal amount of the Securities then outstanding may by written notice to the Company and the Trustee declare to be immediately due and payable the entire principal amount of all the Securities then outstanding plus accrued but unpaid interest, if any, to the date of acceleration and (i) such amounts shall become immediately due and payable or (ii) if there are any amounts outstanding under any of the instruments constituting the Senior Debt, such amounts shall become due and payable upon the first to occur of an acceleration under any of the instruments constituting the Senior Debt or five Business Days after receipt by the Company and the Representative under any of the Senior Debt of notice of the acceleration of the Securities unless all Events of Default specified in such Acceleration Notice have been cured or waived; provided, however, that after such acceleration but before a judgment or decree based on such acceleration is obtained by the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Securities (by notice to the Trustee) may rescind and cancel such acceleration and its consequences if
(i) all existing Events of Default, other than the nonpayment of accelerated principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived, (ii) to the extent the payment of such interest is lawful, interest (at the same rate specified in the Securities) on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iii) the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances, (iv) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (v) in the event of the cure or waiver of a Default or Event of Default described in Section 6.01(6) or (7), the Trustee has received an Officers' Certificate and an Opinion of Counsel that such Default or Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto. In case an Event of Default specified in
Section 6.01(6) or (7) with respect to the Company occurs, such principal, premium, if any, and interest amount with respect to all of the Securities shall be due and payable immediately without any declaration or other act on the part of the Trustee or the Holders of the Securities.

                        Section 6.03......Other Remedies.
                  If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, or premium, if any, and interest on the Securities or to enforce the performance of any provision of the Securities or this Indenture and may take any necessary action requested of it as Trustee to settle, compromise, adjust or otherwise conclude any proceedings to which it is a party.

                  The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.
No remedy is exclusive of any other remedy. All available remedies are cumulative.

              Section 6.04. Waiver of Past Defaults and Events of
                                    Default.
                  Subject to Sections 6.02, 6.07 and 8.02 hereof, the Holders of a majority in principal amount of the Securities then outstanding have the right to waive any existing Default or Event of Default or compliance with any provision of this Indenture or the Securities. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

                     Section 6.05......Control by Majority.
                  The Holders of a majority in principal amount of the Securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee by this Indenture. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines may be unduly prejudicial to the rights of another Securityholder not taking part in such direction, and the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, determines that the action so directed may not lawfully be taken or if the Trustee in good faith shall, by a Trust Officer, determine that the proceedings so directed may involve it in personal liability; provided that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

                     Section 6.06......Limitation on Suits.
                  Subject to Section 6.07 below, a Securityholder may not institute any proceeding or pursue any remedy with respect to this Indenture or the Securities unless:

                  (1) the Holder gives to the Trustee written notice of a continuing Event of Default;

                  (2) the Holders of at least 25% in aggregate principal amount of the Securities then outstanding make a written request to the Trustee to pursue the remedy;

                  (3) such Holder or Holders offer to the Trustee indemnity reasonably satisfactory to the Trustee against any loss, liability or expense;

                  (4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

                  (5) no direction inconsistent with such written request has been given to the Trustee during such 60 day period by the Holders of a majority in aggregate principal amount of the Securities then outstanding.

                  A Securityholder may not use this Indenture to prejudice the rights of another Securityholder or to obtain a preference or priority over another Securityholder.

             Section 6.07......Rights of Holders to Receive Payment.
                  Notwithstanding any other provision of this Indenture, the right of any Holder of a Security to receive payment of principal of, or premium, if any, and interest of the Security on or after the respective due dates expressed in the Security, or to bring suit for the enforcement of any such payment on or after such respective dates, is absolute and unconditional and shall not be impaired or affected without the consent of the Holder.

                  Section 6.08......Collection Suit by Trustee.
                  If an Event of Default in payment of principal, premium or interest specified in Section 6.01(l) or (2) hereof occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company or the Guarantors (or any other obligor on the Securities) for the whole amount of unpaid principal and accrued interest remaining unpaid, together with interest on overdue principal and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate then borne by the Securities, and such further amounts as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

               Section 6.09......Trustee May File Proofs of Claim.
                  The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Securityholders allowed in any judicial proceedings relative to the Company or the Guarantors (or any other obligor upon the Securities), its creditors or its property and shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same after deduction of its charges and expenses to the extent that any such charges and expenses are not paid out of the estate in any such proceedings and any custodian in any such judicial proceeding is hereby authorized by each Securityholder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Securityholders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof.

                  Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Securityholder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Securityholder in any such proceeding.

                          Section 6.10......Priorities.
                  If the Trustee collects any money pursuant to this Article 6, it shall pay out the money in the following order:

                  FIRST: to the Trustee for amounts due under Section 7.07 hereof;

                  SECOND: to Securityholders for amounts due and unpaid on the Securities for principal, premium, if any, and interest as to each, ratably, without preference or priority of any kind, according to the amounts due and payable on the Securities; and

                  THIRD: to the Company or, to the extent the Trustee collects any amount from any Guarantor, to such Guarantor.

                  The Trustee may fix a record date and payment date for any payment to Securityholders pursuant to this Section 6.10.

                    Section 6.11......Undertaking for Costs.
                  In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 hereof or a suit by Holders of more than 10% in principal amount of the Securities then outstanding.

                                    ARTICLE 7

                                     TRUSTEE
                      Section 7.01......Duties of Trustee.
                  (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the same circumstances in the conduct of his own affairs.

                  (b) Except during the continuance of an Event of Default:

                  (1) The Trustee need perform only those duties that are specifically set forth in this Indenture and no others.

                  (2) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture but, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

                  (c) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

                  (1) This paragraph does not limit the effect of paragraph (b) of this Section 7.01.

                    (2) The Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

                  (3) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Sections 6.02 and 6.05 hereof.

                  (4) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity satisfactory to it against such risk or liability is not reasonably assured to it.

                  (d) Whether or not therein expressly so provided, paragraphs
(a), (b) and (c) of this Section 7.01 shall govern every provision of this Indenture that in any way relates to the Trustee.

                  (e) The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity reasonably satisfactory to it against any loss, liability, expense or fee.

                  (f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company or any Guarantor. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by the law.

                      Section 7.02......Rights of Trustee.
                  Subject to Section 7.01 hereof:

                    (1) The Trustee may rely on any document reasonably believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

                    (2) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel, or both, which shall conform to the provisions of Section 13.05 hereof. The Trustee shall be protected and shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

                    (3) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed by it with due care.

                    (4) The Trustee shall not be liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers.

                    (5) The Trustee may consult with counsel of its selection, and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

                 Section 7.03......Individual Rights of Trustee.
                  The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may make loans to, accept deposits from, perform services for or otherwise deal with the Company or any Guarantor, or any Affiliates thereof, with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights. The Trustee, however, shall be subject to Sections 7.10 and 7.11 hereof.

                     Section 7.04......Trustee's Disclaimer.
                  The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Company's use of the proceeds from the sale of Securities or any money paid to the Company pursuant to the terms of this Indenture and it shall not be responsible for any statement in the Securities other than its certificate of authentication.

                      Section 7.05......Notice of Defaults.
                  If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Securityholder notice of the Default within 90 days after it occurs. Except in the case of a Default in payment of the principal of, or premium, if any, or interest on any Security the Trustee may withhold the notice if and so long as the board of directors of the Trustee, the executive committee or any trust committee of such board and/or its Trust Officers in good faith determine(s) that withholding the notice is in the interests of the Securityholders.

                Section 7.06......Reports by Trustee to Holders.
                  If required by TIA ss. 313(a), within 60 days after May 15 of any year, commencing the May 15 following the date of this Indenture, the Trustee shall mail to each Securityholder a brief report dated as of such May 15 that complies with TIA ss. 313(a). The Trustee also shall comply with TIA ss. 313(b)(2). The Trustee shall also transmit by mail all reports as required by TIA ss. 313 (c) and TIA ss. 313(d).

                  Reports pursuant to this Section 7.06 shall be transmitted by mail:

                    (1) to all registered Holders of Securities, as the names and addresses of such Holders appear on the Registrar's books; and

                    (2) to such Holder of Securities as have, within the two years preceding such transmission, filed their names and addresses with the Trustee for that purpose.

                  A copy of each report at the time of its mailing to Securityholders shall be filed with the SEC and each stock exchange on which the Securities are listed. The Company shall promptly notify the Trustee when the Securities are listed on any stock exchange.

                  Section 7.07......Compensation and Indemnity.
                  The Company and the Guarantors shall pay to the Trustee from time to time such compensation as shall be agreed in writing between the Company and the Trustee for its services hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust). The Company and the Guarantors shall reimburse the Trustee upon request for all reasonable disbursements, expenses and advances incurred or made by it in connection with its duties under this Indenture, including the reasonable compensation, disbursements and expenses of the Trustee's agents and counsel.

                  The Company and the Guarantors shall indemnify each of the Trustee and any predecessor Trustee for, and hold it harmless against, any and all loss, damage, claim, liability or reasonable expense, including taxes (other than taxes based on the income of the Trustee) incurred by it in connection with the acceptance or performance of its duties under this Indenture including the reasonable costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder (including, without limitation, settlement costs). The Trustee shall notify the Company and the Guarantors in writing promptly of any claim asserted against the Trustee for which it may seek indemnity. However, the failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder except to the extent the Company is prejudiced thereby.

                  Notwithstanding the foregoing, the Company and the Guarantors need not reimburse the Trustee for any expense or indemnify it against any loss or liability incurred by the Trustee through its negligence or bad faith. To secure the payment obligations of the Company and the Guarantors in this Section 7.07, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee except such money or property held in trust to pay principal of and interest on particular Securities.

                  The Trustee shall have a lien prior to the Securities as to all property and funds held by it hereunder for any amount owing it or any predecessor Trustee pursuant to this Section, except with respect to funds held in trust for the benefit of the Holders of particular Securities.

                  When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(6) or (7) hereof occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

                  For purposes of this Section 7.07, the term "Trustee" shall include any trustee appointed pursuant to Article 9.

                    Section 7.08......Replacement of Trustee.
                  The Trustee may resign by so notifying the Company and the Guarantors in writing. The Holders of a majority in principal amount of the outstanding Securities may remove the Trustee by notifying the removed Trustee in writing and may appoint a successor Trustee with the Company's written consent which consent shall not be unreasonably withheld. The Company may remove the Trustee at its election if:

                  (1) the Trustee fails to comply with Section 7.10 hereof;

                  (2) the Trustee is adjudged a bankrupt or an insolvent;

                  (3) a receiver or other public officer takes charge of the Trustee or its property;

                  (4) the Trustee otherwise becomes incapable of acting; or

                  (5) a successor corporation becomes successor Trustee pursuant to Section 7.09 below.

                  If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee.

                  If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of a majority in principal amount of the outstanding Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

                  If the Trustee fails to comply with Section 7.10 hereof, any Securityholder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

                  A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Immediately following such delivery, the retiring Trustee shall, subject to its rights under Section
7.07 hereof, transfer all property held by it as Trustee to the successor Trustee, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. A successor Trustee shall mail notice of its succession to each Securityholder. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Company's obligations under
Section 7.07 hereof shall continue for the benefit of the retiring Trustee.

                       Section 7.09. Successor Trustee by
                      Consolidation, Merger or Conversion.
                  If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust assets to, another corporation, subject to Section 7.10 hereof, the successor corporation without any further act shall be the successor Trustee.

                Section 7.10......Eligibility; Disqualification.
                  This Indenture shall always have a Trustee who satisfies the requirements of TIA ss. 310(a)(1) and (2) in every respect. The Trustee shall have a combined capital and surplus of at least $100,000,000 as set forth in its most recent published annual report of condition. The Trustee shall comply with TIA 310(b), including the provision in ss. 310(b)(1).

                    Section 7.11. Preferential Collection of
                            Claims Against Company.
                  The Trustee shall comply with TIA ss. 311(a), excluding any creditor relationship listed in TIA ss. 311 (b). A Trustee who has resigned or been removed shall be subject to TIA ss. 311(a) to the extent indicated therein.

                        Section 7.12......Paying Agents.
                  The Company shall cause each Paying Agent other than the Trustee to execute and deliver to it and the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 7.12:

                  (A) that it will hold all sums held by it as agent for the payment of principal of, or premium, if any, or interest on, the Securities (whether such sums have been paid to it by the Company or by any obligor on the Securities) in trust for the benefit of Holders of the Securities or the Trustee;

                  (B) that it will at any time during the continuance of any Event of Default, upon written request from the Trustee, deliver to the Trustee all sums so held in trust by it together with a full accounting thereof; and

                  (C) that it will give the Trustee written notice within three
         (3) Business Days of any failure of the Company (or by any obligor on the Securities) in the payment of any installment of the principal of, premium, if any, or interest on, the Securities when the same shall be due and payable.

                                    ARTICLE 8

                       AMENDMENTS, SUPPLEMENTS AND WAIVERS
                  Section 8.01......Without Consent of Holders.
                  The Company and the Guarantors, when authorized by a Board Resolution of each of them, and the Trustee may amend or supplement this Indenture or the Securities without notice to or consent of any Securityholder:

                  (1) to comply with Section 5.01 hereof;

                  (2) to provide for uncertificated Securities in addition to or in place of certificated Securities;

                  (3) to comply with any requirements of the SEC under the TIA;

                  (4) to cure any ambiguity, defect or inconsistency, or to make any other change that does not materially and adversely affect the rights of any Securityholder; or

                  (5) to make any other change that does not, in the opinion of the Trustee, adversely affect in any material respect the rights of any Securityholders hereunder.

                  The Trustee is hereby authorized to join with the Company and the Guarantors in the execution of any supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations which may be therein contained, but the Trustee shall not be obligated to enter into any such supplemental indenture which adversely affects its own rights, duties or immunities under this Indenture.

                   Section 8.02......With Consent of Holders.
                  Subject to the rights of holders of Preferred Stock, if any, provided for in paragraph (f)(i)(A) of the Certificate of Designation, the Company, the Guarantors and the Trustee may modify or supplement this Indenture or the Securities with the written consent of the Holders of not less than a majority in aggregate principal amount of the outstanding securities without notice to any Securityholder. The Holders of not less than a majority in aggregate principal amount of the outstanding Securities may waive compliance in a particular instance by the Company with any provision of this Indenture or the Securities without notice to any Securityholder. Subject to the rights of holders of Preferred Stock, if any, provided for in paragraph (f)(i)(A) of the Certificate of Designation, and further subject to Section 8.04, without the consent of each Securityholder affected, however, an amendment, supplement or waiver, including a waiver pursuant to Section 6.04, may not:

                  (1) reduce the amount of Securities whose Holders must consent to an amendment, supplement or waiver to this Indenture or the Securities;

                  (2) reduce the rate of or change the time for payment of interest on any Security;

                  (3) reduce the principal of or premium on or change the stated maturity of any Security;

                  (4) make any Security payable in money other than that stated in the Security or change the place of payment from New York, New York;

                  (5) change the amount or time of any payment required by the Securities or reduce the premium payable upon any redemption of the Securities in accordance with Section 3.07 hereof, or change the time before which no such redemption may be made;

                  (6) waive a default in the payment of the principal of, or interest on, or redemption payment with respect to, any Security (including any obligation to make a Change of Control offer or, after the Company's obligation to purchase Securities arises thereunder, an Excess Proceeds Offer or modify any of the provisions or definitions with respect to such offers);

                  (7) make any changes in Sections 6.04 or 6.07 hereof or this sentence of Section 8.02; or

                  (8) affect the ranking of the Securities in a manner adverse to the Holders.

                  After an amendment, supplement or waiver under this section becomes effective, the Company shall mail to the Holders a notice briefly describing the amendment, supplement or waiver.

                  Upon the request of the Company, accompanied by a Board Resolution authorizing the execution of any such supplemental indenture, and upon the receipt by the Trustee of evidence reasonably satisfactory to the Trustee of the consent of the Securityholders as aforesaid and upon receipt by the Trustee of the documents described in Section 8.06 hereof, the Trustee shall join with the Company and the Guarantors in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee's own rights, duties or immunities under this Indenture, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

                  The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Persons entitled to consent to any indenture supplemental hereto. If a record date is fixed, the Holders on such record date, or their duly designated proxies, and only such Persons, shall be entitled to consent to such supplemental indenture, whether or not such Holders remain Holders after such record date; provided, that unless such consent shall have become effective by virtue of the requisite percentage having been obtained prior to the date which is 90 days after such record date, any such consent previously given shall automatically and without further action by any Holder be canceled and of no further effect.

                  It shall not be necessary for the consent of the Holders under this Section 8.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

             Section 8.03......Compliance with Trust Indenture Act.
                  Every amendment to or supplement of this Indenture or the Securities shall comply with the TIA as then in effect.

              Section 8.04......Revocation and Effect of Consents.
                  Until an amendment, supplement, waiver or other action becomes effective, a consent to it by a Holder of a Security is a continuing consent conclusive and binding upon such Holder and every subsequent Holder of the same Security or portion thereof, and of any Security issued upon the transfer thereof or in exchange therefor or in place thereof, even if notation of the consent is not made on any such Security. Any such Holder or subsequent Holder, however, may revoke the consent as to his Security or portion of a Security, if the Trustee receives the notice of revocation before the date the amendment, supplement, waiver or other action becomes effective.

                  The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement, or waiver. If a record date is fixed, then, notwithstanding the preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only such Persons, shall be entitled to consent to such amendment, supplement, or waiver or to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 90 days after such record date unless the consent of the requisite number of Holders has been obtained.

                  After an amendment, supplement, waiver or other action becomes effective, it shall bind every Securityholder, unless it makes a change described in any of clauses (1) through (8) of Section 8.02 hereof. In that case the amendment, supplement, waiver or other action shall bind each Holder of a Security who has consented to it and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security.

            Section 8.05......Notation on or Exchange of Securities.
                  If an amendment, supplement, or waiver changes the terms of a Security, the Trustee may request the Holder of the Security to deliver it to the Trustee. In such case, the Trustee shall place an appropriate notation on the Security about the changed terms and return it to the Holder. Alternatively, if the Company or the Trustee so determines, the Company in exchange for the Security shall issue and the Trustee shall authenticate a new security that reflects the changed terms. Failure to make the appropriate notation or issue a new Security shall not affect the validity and effect of such amendment supplement or waiver.

               Section 8.06......Trustee to Sign Amendments, etc.
                  The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article 8 if the amendment, supplement or waiver does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may, but need not, sign it. In signing or refusing to sign such amendment, supplement or waiver the Trustee shall be entitled to receive and, subject to Section 7.01 hereof, shall be fully protected in relying upon an Officers' Certificate and an Opinion of Counsel stating that such amendment, supplement or waiver is authorized or permitted by this Indenture. The Company or any Guarantor may not sign an amendment or supplement until the Board of Directors of the Company or such Guarantor, as appropriate, approves it.

                                    ARTICLE 9

                       DISCHARGE OF INDENTURE; DEFEASANCE
                    Section 9.01......Discharge of Indenture.
                  The Company and the Guarantors may terminate their obligations under the Securities, the Guarantees and this Indenture, except the obligations referred to in the last paragraph of this Section 9.01, if there shall have been canceled by the Trustee or delivered to the Trustee for cancellation all Securities theretofore authenticated and delivered (other than any Securities that are asserted to have been destroyed, lost or stolen and that shall have been replaced as provided in Section 2.07 hereof) and the Company has paid all sums payable by it hereunder or deposited all required sums with the Trustee.

                  After such delivery the Trustee upon request shall acknowledge in writing the discharge of the Company's and the Guarantors' obligations under the Securities, the Guarantees and this Indenture except for those surviving obligations specified below.

                  Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company in Sections 7.07, 9.05 and 9.06 hereof shall survive.

                       Section 9.02......Legal Defeasance.
                  The Company may at its option, by Board Resolution, be discharged from its obligations with respect to the Securities and the Guarantors discharged from their obligations under the Guarantees on the date the conditions set forth in Section 9.04 below are satisfied (hereinafter, "Legal Defeasance"). For this purpose, such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the Securities and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustee, at the expense of the Company, shall, subject to Section 9.06 hereof, execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of outstanding Securities to receive solely from the trust funds described in Section 9.04 hereof and as more fully set forth in such Section, payments in respect of the principal of, premium, if any, and interest on such Securities when such payments are due, (B) the Company's obligations with respect to such Securities under Sections 2.03, 2.04, 2.05, 2.06, 2.07, 2.08 and 4.16 hereof, (C) the rights, powers, trusts, duties, and immunities of the Trustee hereunder (including claims of, or payments to, the Trustee under or pursuant to Section 7.07 hereof) and (D) this Article 9. Subject to compliance with this Article 9, the Company may exercise its option under this Section 9.02 with respect to the Securities notwithstanding the prior exercise of its option under Section 9.03 below with respect to the Securities.

                     Section 9.03......Covenant Defeasance.
                  At the option of the Company, pursuant to a Board Resolution, the Company and the Guarantors shall be released from their respective obligations under Sections 4.02 through 4.15 hereof, inclusive, and clause (ii) of the first paragraph of Section 5.01 hereof with respect to the outstanding Securities on and after the date the conditions set forth in Section 9.04 hereof are satisfied (hereinafter, "Covenant Defeasance"). For this purpose, such Covenant Defeasance means that the Company and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section or portion thereof, whether directly or indirectly by reason of any reference elsewhere herein to any such specified section or portion thereof or by reason of any reference in any such specified Section or portion thereof to any other provision herein or in any other document, but the remainder of this Indenture and the Securities shall be unaffected thereby.

                  Section 9.04. Conditions to Defeasance or Covenant Defeasance. The following shall be the conditions to application of Section 9.02 or Section
9.03 hereof to the outstanding Securities:

                    (1) the Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 7.10 hereof who shall agree to comply with the provisions of this Article 9 applicable to it) as funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Securities, (A) money in an amount, or (B) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally-recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, the principal of, premium, if any, and accrued interest on the outstanding Securities at the maturity date of such principal, premium, if any, or interest, or on dates for payment and redemption of such principal, premium, if any, and interest selected in accordance with the terms of this Indenture and of the Securities;

                    (2) no Event of Default or Default with respect to the Securities shall have occurred and be continuing on the date of such deposit, or shall have occurred and be continuing at any time during the period ending on the 91st day after the date of such deposit or, if longer, ending on the day following the expiration of the longest preference period under any Bankruptcy Law applicable to the Company in respect of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

                    (3) such Legal Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest for purposes of the TIA with respect to any securities of the Company;

                    (4) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute default under any other agreement or instrument to which the Company is a party or by which it is bound;

                    (5) the Company shall have delivered to the Trustee an Opinion of Counsel stating that, as a result of such Legal Defeasance or Covenant Defeasance, neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended;

                    (6) in the case of an election under Section 9.02 above, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling to the effect that or (ii) there has been a change in any applicable Federal income tax law with the effect that, and such opinion shall confirm that, the Holders of the outstanding Securities or persons in their positions will not recognize income, gain or loss for Federal income tax purposes solely as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner, including as a result of prepayment, and at the same times as would have been the case if such Legal Defeasance had not occurred;

                    (7) in the case of an election under Section 9.03 hereof, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the outstanding Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

                    (8) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the Legal Defeasance under Section 9.02 above or the Covenant Defeasance under
         Section 9.03 hereof (as the case may be) have been complied with;

                    (9) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit under clause (1) was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

                   (10) the Company shall have paid or duly provided for payment under terms mutually satisfactory to the Company and the Trustee all amounts then due to the Trustee pursuant to Section 7.07 hereof.

               Section 9.05. Deposited Money and U.S. Government
        Obligations to Be Held in Trust; Other Miscellaneous Provisions.
                  All money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee pursuant to Section 9.04 hereof in respect of the outstanding Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine, to the Holders of such Securities, of all sums due and to become due thereon in respect of principal, premium, if any, and accrued interest, but such money need not be segregated from other funds except to the extent required by law.

                  The Company and the Guarantors shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 9.04 hereof or the principal, premium, if any, and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Securities.

                  Anything in this Article 9 to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Obligations held by it as provided in
Section 9.04 hereof which, in the opinion of a nationally-recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

                        Section 9.06......Reinstatement.
                  If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 9.01, 9.02 or 9.03 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's and each Guarantor's obligations under this Indenture, the Securities and the Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to this Article 9 until such time as the Trustee or Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with Section 9.01 hereof; provided, however, that if the Company or the Guarantors have made any payment of principal of, premium, if any, or accrued interest on any Securities because of the reinstatement of their obligations, the Company or the Guarantors, as the case may be, shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

                 Section 9.07......Moneys Held by Paying Agent.
                  In connection with the satisfaction and discharge of this Indenture, all moneys then held by any Paying Agent under the provisions of this Indenture shall, upon demand of the Company, be paid to the Trustee, or if sufficient moneys have been deposited pursuant to Section 9.01 hereof, to the Company (or, if such moneys had been deposited by the Guarantors, to such Guarantors), and thereupon such Paying Agent shall be released from all further liability with respect to such moneys.

                    Section 9.08......Moneys Held by Trustee.
                  Any moneys deposited with the Trustee or any Paying Agent or then held by the Company or the Guarantors in trust for the payment of the principal of, or premium, if any, or interest on any Security that are not applied but remain unclaimed by the Holder of such Security for two years after the date upon which the principal of, or premium, if any, or interest on such Security shall have respectively become due and payable shall be repaid to the Company (or, if appropriate, the Guarantors) upon Company Request, or if such moneys are then held by the Company or the Guarantors in trust, such moneys shall be released from such trust; and the Holder of such Security entitled to receive such payment shall thereafter, as an unsecured general creditor, look only to the Company and the Guarantors for the payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money shall thereupon cease; provided, however, that the Trustee or any such Paying Agent, before being required to make any such repayment, may, at the expense of the Company and the Guarantors, either mail to each Securityholder affected, at the address shown in the register of the Securities maintained by the Registrar pursuant to Section 2.03 hereof, or cause to be published once a week for two successive weeks, in a newspaper published in the English language, customarily published each Business Day and of general circulation in the City of New York, New York, a notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such mailing or publication, any unclaimed balance of such moneys then remaining will be repaid to the Company. After payment to the Company or the Guarantors or the release of any money held in trust by the Company or any Guarantors, as the case may be, Securityholders entitled to the money must look only to the Company and the Guarantors for payment as general creditors unless applicable abandoned property law designates another person.

                                   ARTICLE 10

                             GUARANTEE OF SECURITIES
                          Section 10.01.....Guarantee.
                  Subject to the provisions of this Article 10, each Guarantor hereby jointly and severally unconditionally guarantees to each Holder and to the Trustee, on behalf of the Holders, (i) the due and punctual payment of the principal of, and premium, if any, and interest on each Security, when and as the same shall become due and payable, whether at maturity, by acceleration or otherwise, the due and punctual payment of interest on the overdue principal of, and premium, if any, and interest on the Securities, to the extent lawful, and the due and punctual performance of all other Obligations of the Company to the Holders or the Trustee all in accordance with the terms of such Security and this Indenture, and (ii) in the case of any extension of time of payment or renewal of any Securities or any of such other Obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, at stated maturity, by acceleration or otherwise. Each Guarantor hereby agrees that its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any such Security or this Indenture, any failure to enforce the provisions of any such Security or this Indenture, any waiver, modification or indulgence granted to the Company with respect thereto by the Holder of such Security or the Trustee, or any other circumstances which may otherwise constitute a legal or equitable discharge of a surety or such Guarantor.

                  Each Guarantor hereby waives diligence, presentment, filing of claims with a court in the event of merger or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to any such Security or the Indebtedness evidenced thereby and all demands whatsoever, and covenants that this Guarantee will not be discharged as to any such Security except by payment in full of the principal thereof, premium if any, and interest thereon and as provided in Section 9.01 hereof. Each Guarantor further agrees that, as between such Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, (i) the maturity of the Obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed hereby, and (ii) in the event of any declaration of acceleration of such Obligations as provided in Article 6 hereof, such Obligations (whether or not due and payable) shall forthwith become due and payable by each Guarantor for the purpose of this Guarantee. In addition, without limiting the foregoing provisions, upon the effectiveness of an acceleration under Article 6 hereof, the Trustee shall promptly make a demand for payment on the Securities under the Guarantee provided for in this Article 10 and not discharged.

                  The Guarantee set forth in this Section 10.01 shall not be valid or become obligatory for any purpose with respect to a Security until the certificate of authentication on such Security shall have been signed by or on behalf of the Trustee.

             Section 10.02.....Execution and Delivery of Guarantees.
                  To evidence the Guarantee set forth in this Article 10, each Guarantor hereby agrees that a notation of such Guarantee shall be placed on each Security authenticated and made available for delivery by the Trustee and that this Guarantee shall be executed on behalf of each Guarantor by the manual or facsimile signature of an Officer of each Guarantor.
                  Each Guarantor hereby agrees that the Guarantee set forth in
Section 10.01 shall remain in full force and effect notwithstanding any failure to endorse on each Security a notation of such Guarantee.

                  If an Officer of a Guarantor whose signature is on the Guarantee no longer holds that office at the time the Trustee authenticates the Security on which the Guarantee is endorsed, the Guarantee shall be valid nevertheless.

                  The delivery of any Security by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in this Indenture on behalf of each Guarantor.

                   Section 10.03.....Limitation of Guarantee.
                  The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any guarantees of Senior Debt) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Subsidiary Guarantor.

                    Section 10.04.....Additional Guarantors.
                  The Company covenants and agrees that it will cause any Person which becomes obligated to guarantee the Securities, pursuant to the terms of
Section 4.11 hereof, to execute a guarantee satisfactory in form and substance to the Trustee pursuant to which such Restricted Subsidiary shall guarantee the obligations of the Company under the Securities and this Indenture in accordance with this Article 10 with the same effect and to the same extent as if such Person had been named herein as a Guarantor.

                     Section 10.05.....Release of Guarantor.
                  A Guarantor shall be released from all of its obligations under its Guarantee if:

                    (i) the Guarantor has sold all or substantially all of its assets or the Company and its Restricted Subsidiaries have sold all of the Capital Stock of the Guarantor owned by them, in each case in a transaction in compliance with Sections 4.09 or 5.01 hereof (as applicable); or

                   (ii) the Guarantor merges with or into or consolidates with, or transfers all or substantially all of its assets to, the Company or another Guarantor in a transaction in compliance with Section 5.01 hereof;

and in each such case, the Guarantor has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to such transactions have been complied with.

              Section 10.06. Guarantee Obligations Subordinated to
                             Guarantor Senior Debt.
                  Each Guarantor covenants and agrees, and each Holder of Securities, by its acceptance thereof, likewise covenants and agrees, that to the extent and in the manner hereinafter set forth in this Article 10, the Indebtedness represented by the Guarantee and the payment of the principal of, premium, if any, and interest on the Securities pursuant to the Guarantee by such Guarantor are hereby expressly made subordinate and subject in right of payment as provided in this Article 10 to the prior payment in full in cash or Cash Equivalents or, as acceptable to the holders of Guarantor Senior Debt of such Guarantor, in any other manner, of all Guarantor Senior Debt of such Guarantor.

                  This Section 10.06 and the following Sections 10.07 through
10.11 shall constitute a continuing offer to all Persons who, in reliance upon such provisions, become holders of or continue to hold Guarantor Senior Debt of any Guarantor; and such provisions are made for the benefit of the holders of Guarantor Senior Debt of each Guarantor; and such holders are made obligees hereunder and they or each of them may enforce such provisions.

                  Section 10.07. Payment Over of Proceeds upon
                       Dissolution, etc., of a Guarantor.
                  In the event of (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to any Guarantor or to its creditors, as such, or to its assets, whether voluntary or involuntary, or (b) any liquidation, dissolution or other winding-up of any Guarantor, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy or (c) any general assignment for the benefit of creditors or any other marshaling of assets or liabilities of any Guarantor, then and in any such event:

                    (1) the holders of all Guarantor Senior Debt of such Guarantor shall be entitled to receive payment in full in cash or Cash Equivalents or, as acceptable to the holders of such Guarantor Senior Debt, in any other manner, of all amounts due on or in respect of all such Guarantor Senior Debt, or provision shall be made for such payment, before the Holders of the Securities are entitled to receive, pursuant to the Guarantee of such Guarantor, any payment or distribution of any kind or character by such Guarantor on account of any of its obligations on its Guarantee; and

                    (2) any payment or distribution of assets of such Guarantor of any kind or character, whether in cash, property or securities, by set-off or otherwise, to which the Holders or the Trustee would be entitled but for the subordination provisions of this Article 10 shall be paid by the liquidating trustee or agent or other Person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Guarantor Senior Debt of such Guarantor or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Guarantor Senior Debt may have been issued, ratably according to the aggregate amounts remaining unpaid on account of such Guarantor Senior Debt held or represented by each, to the extent necessary to make payment in full in cash, Cash Equivalents or, as acceptable to the Holders of such Guarantor Senior Debt of such Guarantor, in any other manner, of all such Guarantor Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Guarantor Senior Debt; and

                    (3) in the event that, notwithstanding the foregoing provisions of this Section 10.07, the Trustee or the Holder of any Security shall have received any payment or distribution of assets of such Guarantor of any kind or character, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of any of its Obligations on its Guarantee before all Guarantor Senior Debt of such Guarantor is paid in full or payment thereof provided for, then and in such event such payment or distribution shall be paid over or delivered forthwith to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other Person making payment or distribution of assets of such Guarantor for application to the payment of all such Guarantor Senior Debt remaining unpaid, to the extent necessary to pay all of such Guarantor Senior Debt in full in cash, Cash Equivalents or, as acceptable to the holders of such Guarantor Senior Debt, any other manner, after giving effect to any concurrent payment or distribution to or for the holders of such Guarantor Senior Debt.

                  The consolidation of a Guarantor with, or the merger of a Guarantor with or into, another Person or the liquidation or dissolution of a Guarantor following the conveyance, transfer or lease of its properties and assets substantially as an entirety to another Person upon the terms and conditions set forth in Article 5 hereof shall not be deemed a dissolution, winding-up, liquidation, reorganization, assignment for the benefit of creditors or marshaling of assets and liabilities of such Guarantor for the purposes of this Article 10 if the Person formed by such consolidation or the surviving entity of such merger or the Person which acquires by conveyance, transfer or lease such properties and assets substantially as an entirety, as the case may be, shall, as a part of such consolidation, merger, conveyance, transfer or lease, comply with the conditions set forth in such Article 5 hereof.

                     Section 10.08. Suspension of Guarantee
               Obligations When Guarantor Senior Debt in Default.
                  (a) Unless Section 10.07 hereof shall be applicable, after the occurrence of a Payment Default no payment or distribution of any assets or securities of a Guarantor (or any Restricted Subsidiary or Subsidiary of such Guarantor) of any kind or character (including, without limitation, cash, Property and any payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of such Guarantor being subordinated to its Obligations on its Guarantee) may be made by or on behalf of such Guarantor (or any Restricted Subsidiary or Subsidiary of such Guarantor), including, without limitation, by way of set-off or otherwise, for or on account of its Obligations on its Guarantee, and neither the Trustee nor any holder or owner of any Securities shall take or receive from any Guarantor (or any Restricted Subsidiary or Subsidiary of such Guarantor), directly or indirectly in any manner, payment in respect of all or any portion of its Obligations on its Guarantee following the delivery by the representative of the holders of Guarantor Senior Debt (the "Guarantor Representative") to the Trustee of written notice of the occurrence of a Payment Default, and in any such event, such prohibition shall continue until such Payment Default is cured, waived in writing or ceases to exist. At such time as the prohibition set forth in the preceding sentence shall no longer be in effect, subject to the provisions of the following paragraph (b), such Guarantor shall resume making any and all required payments in respect of its obligations under its Guarantee.

                  (b) Unless Section 10.07 hereof shall be applicable, upon the occurrence of a Non-Payment Event of Default on Designated Senior Debt, no payment or distribution of any assets of such Guarantor of any kind or character shall be made by such Guarantor, including, without limitation, by way of set-off or otherwise, on account of any of its obligations on its Guarantee for a period (the "Guarantee Payment Blockage Period") commencing on the date of receipt by the Trustee of written notice from the Guarantor Representative of such Non-Payment Event of Default, unless and until (subject to any blockage of payments that may then be in effect under the preceding paragraph (a)) the earliest to occur of the following events: (w) more than 179 days shall have elapsed since the date of receipt of such written notice by the Trustee, (x) such Non-Payment Event of Default shall have been cured or waived in writing or shall have ceased to exist, (y) such Designated Senior Debt shall have been discharged or paid in full in cash or Cash Equivalents or (z) such Guarantee Payment Blockage Period shall have been terminated by written notice to such Guarantor or the Trustee from the Guarantor Representative initiating such Guarantee Payment Blockage Period, or the holders of at least a majority in principal amount of such issue of Designated Senior Debt, after which, in the case of clause (w), (x), (y) or (z), such Guarantor shall resume making any and all required payments in respect of its Obligations on its Guarantee. Notwithstanding any other provisions of this Indenture, no Non-Payment Event of Default with respect to Designated Senior Debt which existed or was continuing on the date of the commencement of any Guarantee Payment Blockage Period initiated by the Guarantor Representative shall be, or be made, the basis for the commencement of a second Guarantee Payment Blockage Period initiated by the Guarantor Representative unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days. In no event shall a Guarantee Payment Blockage Period extend beyond 179 days from the date of the receipt by the Trustee of the notice referred to in this Section 10.08(b) or, in the event of a Non-Payment Event of Default which formed the basis for a Payment Blockage Period under Section 11.03(b) hereof, 179 days from the date of the receipt by the Trustee of the notice referred to in Section 11.03(b) (the "Initial Guarantee Blockage Period"). Any number of additional Guarantee Payment Blockage Periods may be commenced during the Initial Guarantee Blockage Period; provided, however, that no such additional Guarantee Payment Blockage Period shall extend beyond the Initial Guarantee Blockage Period. After the expiration of the Initial Guarantee Blockage Period, no Guarantee Payment Blockage Period may be commenced under this Section 10.08(b) and no Payment Blockage Period may be commenced under Section 11.03(b) hereof until at least 180 consecutive days have elapsed from the last day of the Initial Guarantee Blockage Period.

                  (c) In the event that, notwithstanding the foregoing, the Trustee or the Holder of any Security shall have received any payment from a Guarantor prohibited by the foregoing provisions of this Section 10.08, then and in such event such payment shall be paid over and delivered forthwith to the Guarantor Representative initiating the Guarantee Payment Blockage Period, in trust for distribution to the holders of Guarantor Senior Debt or, if no amounts are then due in respect of Guarantor Senior Debt, promptly returned to the Guarantor, or as a court of competent jurisdiction shall direct.

               Section 10.09. Subrogation to Rights of Holders of
                             Guarantor Senior Debt.
                  Upon the payment in full of all amounts payable under or in respect of all Guarantor Senior Debt of a Guarantor, the Holders shall be subrogated to the rights of the holders of such Guarantor Senior Debt to receive payments and distributions of cash, Property and securities of such Guarantor made on such Guarantor Senior Debt until all amounts due to be paid under the Guarantee shall be paid in full. For the purposes of such subrogation, no payments or distributions to holders of Guarantor Senior Debt of any cash, Property or securities to which Holders of the Securities or the Trustee would be entitled except for the provisions of this Article 10, and no payments over pursuant to the provisions of this Article 10 to holders of Guarantor Senior Debt by Holders of the Securities or the Trustee, shall, as among each Guarantor, its creditors other than holders of Guarantor Senior Debt and the Holders of the Securities, be deemed to be a payment or distribution by such Guarantor to or on account of such Guarantor Senior Debt.

                  If any payment or distribution to which the Holders would otherwise have been entitled but for the provisions of this Article 10 shall have been applied, pursuant to the provisions of this Article 10, to the payment of all amounts payable under Guarantor Senior Debt, then and in such case, the Holders shall be entitled to receive from the holders of such Guarantor Senior Debt at the time outstanding any payments or distributions received by such holders of Guarantor Senior Debt in excess of the amount sufficient to pay all amounts payable under or in respect of such Guarantor Senior Debt in full in cash or Cash Equivalents.

                     Section 10.10. Guarantee Subordination
                  Provisions Solely to Define Relative Rights.
                  The subordination provisions of this Article 10 are and are intended solely for the purpose of defining the relative rights of the Holders of the Securities on the one hand and the holders of Guarantor Senior Debt on the other hand. Nothing contained in this Article 10 or elsewhere in this Indenture or in the Securities is intended to or shall (a) impair, as among each Guarantor, its creditors other than holders of its Guarantor Senior Debt and the Holders of the Securities, the obligation of such Guarantor, which is absolute and unconditional, to make payments to the Holders in respect of its Obligations on its Guarantee in accordance with its terms; or (b) affect the relative rights against such Guarantor of the Holders of the Securities and creditors of such Guarantor other than the holders of the Guarantor Senior Debt; or (c) prevent the Trustee or the Holder of any Security from exercising all remedies otherwise permitted by applicable law upon a Default or an Event of Default under this Indenture, subject to the rights, if any, under this Article 10 of the holders of Guarantor Senior Debt (1) in any case, proceeding, dissolution, liquidation or other winding-up, assignment for the benefit of creditors or other marshaling of assets and liabilities of the Company referred to in Section 10.07 hereof, to receive, pursuant to and in accordance with such Section, cash, Property and securities otherwise payable or deliverable to the Trustee or such Holder, or
(2) under the conditions specified in Section 10.08 hereof, to prevent any payment prohibited by such Section or enforce their rights pursuant to Section 10.08(c) hereof.

                  The failure by any Guarantor to make a payment in respect of its obligations on its Guarantee by reason of any provision of this Article 10 shall not be construed as preventing the occurrence of a Default or an Event of Default hereunder.

          Section 10.11. Application of Certain Article 11 Provisions.
                  The provisions of Sections 11.04, 11.07, 11.08, 11.09, 11.10,
11.12 and 11.13 hereof shall apply, mutatis mutandis, to each Guarantor and their respective holders of Guarantor Senior Debt and the rights, duties and obligations set forth therein shall govern the rights, duties and obligations of each Guarantor, the holders of Guarantor Senior Debt, the Holders and the Trustee with respect to the Guarantee and all references therein to Article 11 hereof shall mean this Article 10.

                                   ARTICLE 11

                           SUBORDINATION OF SECURITIES
            Section 11.01.....Securities Subordinate to Senior Debt.
                  The Company covenants and agrees, and each Holder of securities, by its acceptance thereof, likewise covenants and agrees, that, to the extent and in the manner hereinafter set forth in this Article 11, the Indebtedness represented by the securities and the payment of the principal of, premium, if any, and interest on the securities are hereby expressly made subordinate and subject in right of payment as provided in this Article 11 to the prior payment in full in cash or Cash Equivalents or as acceptable to the holders of Senior Debt, in any other manner, of all Senior Debt.

                  This Article 11 shall constitute a continuing offer to all Persons who, in reliance upon such provisions, become holders of or continue to hold Senior Debt; and such provisions are made for the benefit of the holders of Senior Debt; and such holders are made obligees hereunder and they or each of them may enforce such provisions.

                  Section 11.02. Payment Over of Proceeds upon
                               Dissolution, etc.
                  In the event of (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets, whether voluntary or involuntary or (b) any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (c) any general assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company (except in connection with the merger or consolidation of the Company or its liquidation or dissolution following the transfer of substantially all of its assets, upon the terms and conditions permitted as described under Section 5.01), then and in any such event:

                    (1) the holders of Senior Debt of the Company shall be entitled to receive payment in full in cash or Cash Equivalents or, as acceptable to the holders of Senior Debt of the Company, in any other manner, of all amounts due on or in respect of all Senior Debt of the Company, or provision shall be made for such payment, before the Holders of the Securities are entitled to receive or retain any payment or distribution of any kind or character on account of principal of, premium, if any, or interest on the Securities; and

                    (2) any payment or distribution of assets of the Company of any kind or character, whether in cash, Property or securities, by set-off or otherwise, to which the Holders he Trustee would be entitled but for the provisions of this Article 11 shall be paid by the liquidating trustee or agent or other Person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Debt or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Debt held or represented by each, to the extent necessary to make payment in full in cash, Cash Equivalents or, as acceptable to the holders of Senior Debt, in any other manner, of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Debt; and

 ..................(3) in the event that, notwithstanding the foregoing provisions of this Section 11.02, the Trustee or the Holder of any Security shall have received any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of principal of, premium, if any, and interest on the Securities before all Senior Debt of the Company is paid in full or payment thereof provided for, then and in such event such payment or distribution shall be held by the recipient in trust for the benefit of holders of Senior Debt and shall be immediately paid over or delivered to the holders of Senior Debt or their representative or representatives to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Debt.

                  The consolidation of the Company with, or the merger of Company with or into, another Person or the liquidation or dissolution of the Company following the conveyance, transfer or lease of its properties and assets substantially as an entirety to another Person upon the terms and conditions set forth in Article 5 hereof shall not be deemed a dissolution, winding-up, liquidation, reorganization, assignment for the benefit of creditors or marshaling of assets and liabilities of the Company for the purposes of this
Article 11 if the Person formed by such consolidation or the surviving entity of such merger or the person which acquires by conveyance, transfer or lease such properties and assets substantially as an entirety, as the case may be, shall, as a part of such consolidation, merger, conveyance, transfer or lease, comply with the conditions set forth in such Article 5 hereof.

                   Section 11.03. Suspension of Payment When
                            Senior Debt in Default.
                  (a) Unless Section 11.02 hereof shall be applicable, after the occurrence of a Payment Default no payment or distribution of any assets or securities of the Company or any Restricted Subsidiary of any kind or character (including, without limitation, cash, property and any payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of the Company being subordinated to the payment of the Securities by the Company) may be made by or on behalf of the Company or any Restricted Subsidiary, including, without limitation, by way of set-off or otherwise, for or on account of principal of, premium, if any, or interest on the Securities, or for or on account of the purchase, redemption or other acquisition of the Securities, and neither the Trustee nor any holder or owner of any Securities shall take or receive from the Company or any Restricted Subsidiary, directly or indirectly in any manner, payment in respect of all or any portion of Securities following the delivery by the representative of the holders of Designated Senior Debt (the "Representative") to the Trustee of written notice of the occurrence of a Payment Default, and in any such event, such prohibition shall continue until such Payment Default is cured, waived in writing or ceases to exist. At such time as the prohibition set forth in the preceding sentence shall no longer be in effect, subject to the provisions of the following paragraph (b), the Company shall resume making any and all required payments in respect of the Securities, including any missed payments.

                  (b) Unless Section 11.02 hereof shall be applicable, upon the occurrence of a Non-Payment Event of Default on Designated Senior Debt, no payment or distribution of any assets of the Company of any kind shall be made by the Company, including, without limitation, by way of set-off or otherwise, on account of any principal of, premium, if any, or interest on the Securities or on account of the purchase or redemption or other acquisition of Securities for a period ("Payment Blockage Period") commencing on the date of receipt by the Trustee of written notice from the Representative of such Non-Payment Event of Default unless and until (subject to any blockage of payments that may then be in effect under the preceding paragraph (a)) the earliest of (w) more than 179 days shall have elapsed since the date of such written notice by the Trustee, (x) such Non-Payment Event of Default shall have been cured or waived in writing or shall have ceased to exist, (y) such Designated Senior Debt shall have been paid in full in cash or Cash Equivalents or (z) such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from the Representative initiating such Payment Blockage Period, or the holders of at least a majority in principal amount of such issue of Designated Senior Debt, after which, in the case of clause (w), (x), (y) or (z), the Company shall resume making any and all required payments in respect of the Securities, including any missed payments. Notwithstanding any other provisions of this Indenture, no Non-Payment Event of Default with respect to Designated Senior Debt which existed or was continuing on the date of the commencement of any Payment Blockage Period initiated by the Representative shall be, or be made, the basis for the commencement of a second Payment Blockage Period initiated by the Representative, whether or not within the Initial Blockage Period, unless such Non-Payment Event of Default shall have been cured or waived for a period of not less than 90 consecutive days. In no event shall a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Trustee of the notice referred to in this Section 11.03(b) (the "Initial Blockage Period"). Any number of additional Payment Blockage Periods may be commenced during the Initial Blockage Period; provided, however, that no such additional Payment Blockage Period shall extend beyond the Initial Blockage Period. After the expiration of the Initial Blockage Period, no Payment Blockage Period may be commenced under this Section 11.03(b) and no Guarantee Payment Blockage Period may be commenced under Section 10.08(b) hereof until at least 180 consecutive days have elapsed from the last day of the Initial Blockage Period.

                  (c) In the event that, notwithstanding the foregoing, the Trustee or the Holder of any Security shall have received any payment prohibited by the foregoing provisions of this Section 11.03, then and in such event such payment shall be paid over and delivered forthwith to the Representative initiating the Payment Blockage Period, in trust for distribution to the holders of Senior Debt or, if no amounts are then due in respect of Senior Debt, promptly returned to the Company, or otherwise as a court of competent Jurisdiction shall direct.

              Section 11.04.....Trustee's Relation to Senior Debt.
                  With respect to the holders of Senior Debt, the Trustee is to perform or to observe only such of its covenants and obligations as are specifically set forth in this Article 11, and no implied covenants or obligations with respect to the holders of Senior Debt shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciarv duty to the holders of Senior Debt and the Trustee shall not be liable to any holder of Senior Debt if it shall mistakenly pay over or deliver to Holders, the Company or any other Person moneys or assets to which any holder of Senior Debt shall be entitled by virtue of this Article 11 or otherwise.

                    Section 11.05. Subrogation to Rights of
                            Holders of Senior Debt.
                  Upon the payment in full of all Senior Debt, the Holders of the Securities shall be subrogated to the rights of the holders of such Senior Debt to receive payments and distributions of cash, Property and securities applicable to the Senior Debt until the principal of, premium, if any and interest on the Securities shall be paid in full. For purposes of such subrogation, no payments or distributions to the holders of Senior Debt of any cash, Property or securities to which the Holders of the Securities or the Trustee would be entitled except for the provisions of this Article 11, and no payments over pursuant to the provisions of this Article 11 to the holders of Senior Debt by Holders of the Securities or the Trustee, shall, as among the Company, its creditors other than holders of Senior Debt and the Holders of the Securities, be deemed to be a payment or distribution by the Company to or on account of the Senior Debt.

                  If any payment or distribution to which the Holders would otherwise have been entitled but for the provisions of this Article 11 shall have been applied, pursuant to the provisions of this Article 11, to the payment of all amounts payable under the Senior Debt of the Company, then and in such case the Holders shall be entitled to receive from the holders of such Senior Debt at the time outstanding any payments or distributions received by such holders of such Senior Debt in excess of the amount sufficient to pay all amounts payable under or in respect of such Senior Debt in full in cash or Cash Equivalents.

              Section 11.06. Provisions Solely to Define Relative
                                    Rights.
                  The provisions of this Article 11 are and are intended solely for the purpose of defining the relative rights of the Holders of the Securities on the one hand and the holders of Senior Debt on the other hand. Nothing contained in this Article 11 or elsewhere in this Indenture or in the Securities is intended to or shall (a) impair, as among the Company, its creditors other than holders of Senior Debt and the Holders of the Securities, the obligation of the Company, which is absolute and unconditional, to pay to the Holders of the Securities the principal of, premium, if any, and interest on the Securities as and when the same shall become due and payable in accordance with their terms; or (b) affect the relative rights against the Company of the Holders of the Securities and creditors of the Company other than the holders of Senior Debt; or (c) prevent the Trustee or the Holder of any Security from exercising all remedies otherwise permitted by applicable law upon a Default or an Event of Default under this Indenture, subject to the rights, if any, under this Article 11 of the holders of Senior Debt (1) in any case, proceeding, dissolution, liquidation or other winding-up, assignment for the benefit of creditors or other marshaling of assets and liabilities of the Company referred to in Section
11.02 hereof, to receive, pursuant to and in accordance with such Section, cash, Property and securities otherwise payable or deliverable to the Trustee or such Holder, or (2) under the conditions specified in Section 11.03, to prevent any payment prohibited by such Section or enforce their rights pursuant to Section 11.03(c) hereof.

                  The failure to make a payment on account of principal of, premium, if any, or interest on the Securities by reason of any provision of this Article 11 shall not be construed as preventing the occurrence of a Default or an Event of Default hereunder.

             Section 11.07.....Trustee to Effectuate Subordination.
                  Each Holder of a Security by his acceptance thereof authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article and appoints the Trustee his attorney-in-fact for any and all such purposes, including, in the event of any dissolution, winding-up, liquidation or reorganization of the Company whether in bankruptcy, insolvency, receivership proceedings, or otherwise, the timely filing of a claim for the unpaid balance of the indebtedness of the Company owing to such Holder in the form required in such proceedings and the causing of such a claim to be approved. If the Trustee does not file such a claim prior to 30 days before the expiration of the time to file such a claim, the holders of Senior Debt, or any Representative, may file such a claim on behalf of Holders of the Securities.

            Section 11.08.....No Waiver of Subordination Provisions.
                  (a) No right of any present or future holder of any Senior Debt to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, or by any non-compliance by the Company with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof any such holder may have or be otherwise charged with.

                  (b) Without limiting the generality of subsection (a) of this
Section 11.08, the holders of Senior Debt may, at any time and from time to time, without the consent of or notice to the Trustee or the Holders of the Securities, without incurring responsibility to the Holders of the Securities and without impairing or releasing the subordination provided in this Article 11 or the obligations hereunder of the Holders of the Securities to the holders of Senior Debt, do any one or more of the following: (1) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Senior Debt or any instrument evidencing the same or any agreement under which Senior Debt is outstanding; (2) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Debt; (3) release any Person liable in any manner for the collection or payment of Senior Debt; and
(4) exercise or refrain from exercising any rights against the Company and any other Person; provided, however, that in no event shall any such actions limit the right of the Holders of the Securities to take any action to accelerate the maturity of the Securities pursuant to Article 6 hereof or to pursue any rights or remedies hereunder or under applicable laws if the taking of such action does not otherwise violate the terms of this Indenture.

                      Section 11.09.....Notice to Trustee.
                  (a) The Company shall give prompt written notice to the Trustee of any fact known to the Company which would prohibit the making of any payment to or by the Trustee at its Corporate Trust Office in respect of the Securities. Notwithstanding the provisions of this Article 11 or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment to or by the Trustee in respect of the Securities, unless and until the Trustee shall have received written notice thereof from the Company or a holder of Senior Debt or from any trustee, fiduciary or agent therefor; and, prior to the receipt of any such written notice, the Trustee, subject to the provisions of this Section 11.09, shall be entitled in all respects to assume that no such facts exist; provided, however, that if the Trustee shall not have received the notice provided for in this Section 11.09 at least five Business Days prior to the date upon which by the terms hereof any money may become payable for any purpose under this Indenture (including, without limitation, the payment of the principal of, premium, if any, or interest on any Security), then, anything herein contained to the contrary notwithstanding but without limiting the rights and remedies of the holders of Senior Debt or any trustee, fiduciary or agent therefor, the Trustee shall have full power and authority to receive such money and to apply the same to the purpose for which such money was received and shall not be affected by any notice to the contrary which may be received by it within five Business Days prior to such date; nor shall the Trustee be charged with knowledge of the curing of any such default or the elimination of the act or condition preventing any such payment unless and until the Trustee shall have received an Officers' Certificate to such effect.

                  (b) Subject to the provisions of Section 7.01 hereof, the Trustee shall be entitled to rely on the delivery to it of a written notice to the Trustee and the Company by a Person representing itself to be a holder of Senior Debt (or a trustee, fiduciary or agent therefor) to establish that such notice has been given by a holder of Senior Debt (or a trustee, fiduciary or agent therefor); provided, however, that failure to give such notice to the Company shall not affect in any way the ability of the Trustee to rely on such notice. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a holder of Senior Debt to participate in any payment or distribution pursuant to this
Article 11, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of Senior Debt held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article 11, and if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

                  Section 11.10. Reliance on Judicial Order or
                       Certificate of Liquidating Agent.
                  Upon any payment or distribution of assets of the Company referred to in this Article 11, the Trustee, subject to the provisions of
Section 7.01 hereof, and the Holders shall be entitled to rely upon any order or decree entered by any court of competent jurisdiction in which such insolvency, bankruptcy, receivership, liquidation, reorganization, dissolution, winding-up or similar case or proceeding is pending, or a certificate of the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee for the benefit of creditors, agent or other Person making such payment or distribution, delivered to the Trustee or to the Holders, for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of Senior Debt and other Indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 11; provided that the foregoing shall apply only if such court has been fully apprised of the provisions of this Article 11.

                  Section 11.11.....Rights of Trustee as a Holder of Senior
Debt; Preservation of Trustee's Rights.
                  The Trustee in its individual capacity shall be entitled to all the rights set forth in this Article 11 with respect to any Senior Debt which may at any time be held by it, to the same extent as any other holder of Senior Debt, and nothing in this Indenture shall deprive the Trustee of any of its rights as such holder. Nothing in this Article 11 shall apply to claims of, or payments to, the Trustee under or pursuant to Section 7.07 hereof.

             Section 11.12.....Article Applicable to Paying Agents.
                  In case at any time any Paying Agent other than the Trustee shall have been appointed by the Company and be then acting hereunder, the term "Trustee" as used in this Article 11 shall in such case (unless the context otherwise requires) be construed as extending to and including such Paying Agent within its meaning as fully for all intents and purposes as if such Paying Agent were named in this Article 11 in addition to or in place of the Trustee.

                  Section 11.13.....No Suspension of Remedies.
                  Nothing contained in this Article 11 shall limit the right of the Trustee or the Holders of Securities to take any action to accelerate the maturity of the Securities pursuant to Article 6 or to pursue any rights or remedies hereunder or under applicable law, subject to the rights, if any, under this Article 11 of the holders, from time to time, of Senior Debt.

                                   ARTICLE 12

                            CONVERSION OF SECURITIES
                      Section 12.01. Conversion Privilege.
                  Subject to and upon compliance with the provisions of this
Article 12, at the option of the Holder thereof, any Security may at any time be converted, in whole, or in part in integral multiples of $1,000 principal amount, into fully paid and non-assessable shares of (i) Class A Common Stock or
(ii) in the case of the Initial Holder only, if the Initial Holder determines in its sole discretion that it is prevented under applicable laws and regulations of the FCC from holding shares of Class A Common Stock issuable upon conversion of its Securities, shares of non-voting Common Stock of the Company (which upon disposition by the Initial Holder shall automatically be converted into shares of Class A Common Stock), at the Conversion Price in effect at the Date of Conversion (as hereinafter defined), plus, without duplication, the accumulated and unpaid interest on the principal amount of the Security being surrendered for conversion, until and including, but not after the close of business on the Maturity Date, unless such Security or some portion thereof shall have been called for redemption prior to such date and no default is made in making due provision for the payment of the redemption price in accordance with the terms of this Indenture, in which case, with respect to such Security or portion thereof as has been so called for redemption or delivered for repurchase, such Security or portion thereof may be so converted until and including, but not after, the close of business on the fifth Business Day immediately prior to the Redemption Date for such Security, unless the Company subsequently fails to pay the applicable Redemption Price.

                Section 12.02. Exercise of Conversion Privilege.
                  In order to exercise the conversion privilege, the Holder of any Security to be converted shall surrender such Security to the Company at any time during usual business hours at its office or agency maintained for the purpose as provided in this Indenture, accompanied by a fully executed written notice, in substantially the form set forth on the reverse of the Security, that the Holder elects to convert such Security or a stated portion thereof constituting an integral multiple of $1,000 principal amount, and, if such Security is surrendered for conversion during the period between the close of business on any record date and the opening of business on the next following Interest Payment Date and has not been called for redemption on a Redemption Date which occurs within such period, accompanied also by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of the Security being surrendered for conversion, notwithstanding such conversion. Such notice of conversion shall also state the name or names (with address) in which the certificate or certificates for shares of Company Common Stock shall be issued. Securities surrendered for conversion shall (if reasonably required by the Company or the Trustee) be duly endorsed by, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company duly executed by, the Holder or his attorney duly authorized in writing. As promptly as practicable after the receipt of such notice and the surrender of such Security as aforesaid, the Company shall, subject to the provisions of Section 12.08 hereof, issue and deliver at such office or agency to such Holder, or on his written order, a certificate or certificates for the number of full shares of Company Common Stock issuable on such conversion of Securities in accordance with the provisions of this Article 12 and Cash, as provided in Section 12.03 hereof, if any, in respect of any fraction of a share of Company Common Stock otherwise issuable upon such conversion. Such conversion shall be deemed to have been effected immediately prior to the close of business on the date (herein called the "Date of Conversion") on which such Security shall have been surrendered as aforesaid, and the person or persons in whose name or names any certificate or certificates for shares of Company Common Stock shall be issuable upon such conversion shall be deemed to have become on the Date of Conversion the holder or holders of record of the shares represented thereby; provided, however, that any such surrender on any date when the stock transfer books of the Company shall be closed shall cause the person or persons in whose name or names the certificate or certificates for such shares are to be issued to be deemed to have become the record holder or holders thereof for all purposes at the opening of business on the next succeeding day on which such stock transfer books are open, but such conversion shall nevertheless be at the Conversion Price in effect at the close of business on the date when such Security shall have been so surrendered with the conversion notice. In the case of conversion of a portion, but less than all, of a Security, the Company shall as promptly as practicable execute, and the Trustee shall thereafter authenticate and deliver to the Holder thereof, at the expense of the Company, a Security or Securities in the aggregate principal amount of the unconverted portion of the Security surrendered.

                      Section 12.03. Fractional Interests.
                  No fractions of shares or scrip representing fractions of shares shall be issued upon conversion of Securities. If more than one Security shall be surrendered for conversion at one time by the same Holder, the number of full shares which shall be issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of the Securities so surrendered. If any fraction of a share of Company Common Stock would, except for the foregoing provisions of this Section 12.03, be issuable on the conversion of any Security or Securities, the Company shall, at its sole option, either round up the number of shares of Company Common Stock to be issued to Holder of such Security or Securities or make payment to such Holder in lieu thereof in an amount of Cash equal to the value of such fraction computed on the basis of the current market price of the Class A Common Stock at the close of business on the first Business Day preceding the Date of Conversion.

                        Section 12.04. Conversion Price.
                  The conversion price per share of Company Common Stock issuable upon conversion of the Securities (as such price may be adjusted, herein called the "Conversion Price") shall initially be $13.0110228131 (which reflects a conversion rate of 76.85790845 shares of Class A Common Stock per $1,000 in principal amount of Securities).

                 Section 12.05. Adjustment of Conversion Price.
                  (i) The Conversion Price shall be subject to adjustment from time to time as follows:

                  (a) In case the Company shall (I) pay a dividend or distribution in shares of its Class A Common Stock on its shares of Class A Common Stock, (II) subdivide its outstanding shares of Class A Common Stock into a greater number of shares, (III) combine its outstanding shares of Class A Common Stock into a smaller number of shares, or (IV) issue, by reclassification of its shares of Class A Common Stock, any shares of its Capital Stock (each such transaction being called a "Stock Transaction"), then and in each such case, the Conversion Price in effect immediately prior thereto shall be adjusted so that the Holder of a Security surrendered for conversion after the record date fixing stockholders to be affected by such Stock Transaction shall be entitled to receive upon conversion (per $1000 in principal amount of Securities) the number of shares of Company Common Stock which such Holder would have been entitled to receive after the happening of such event had such Security been converted immediately prior to such record date. Such adjustment shall be made whenever any of such events shall happen, but shall also be effective retroactively as to Securities converted between such record date and the date of the happening of any such event.

                  (b) If the Company shall, at any time or from time to time while any Securities are outstanding, issue, sell or distribute any right or warrant to purchase, acquire or subscribe for shares of Class A Common Stock (including a right or warrant with respect to any security convertible into or exchangeable for shares of Class A Common Stock) generally to holders of Class A Common Stock (including by way of a reclassification of shares or a recapitalization of the Company), for a consideration on the date of such issuance, sale or distribution less than the Common Stock Trading Price of the shares of Class A Common Stock underlying such rights or warrants on the date of such issuance, sale or distribution, then and in each such case, the Conversion Price shall be adjusted by multiplying such Conversion Price by a fraction, the numerator of which shall be the sum of (I) the Common Stock Trading Price per share of Company Common Stock on the first trading day after the date of the public announcement of the actual terms (including the price terms) of such issuance, sale or distribution multiplied by the number of shares of Class A Common Stock outstanding immediately prior to such issuance, sale or distribution plus (II) the aggregate Fair Market Value of the consideration to be received by the Company in respect of the purchase of the shares of Class A Common Stock underlying such right or warrant, and the denominator of which shall be the Common Stock Trading Price per share of Class A Common Stock on the trading day immediately preceding the public announcement of the actual terms (including the price terms) of such issuance, sale or distribution multiplied by the aggregate number of shares of Class A Common Stock (I) outstanding immediately prior to such issuance, sale or distribution plus (II) underlying such rights or warrants at the time of such issuance. For the purposes of the preceding sentence, the aggregate consideration receivable by the Company in connection with the issuance, sale or distribution of any such right or warrant shall be deemed to be equal to the sum of the aggregate offering price (before deduction of reasonable underwriting discounts or commissions and expenses) of all such rights or warrants.

                  (c) In the event the Company shall at any time or from time to time while any Securities are outstanding declare, order, pay or make a dividend or other distribution generally to holders of its Common Stock in stock or other securities or rights or warrants to subscribe for securities of the Company or any of its subsidiaries or evidences of indebtedness of the Company or any other person or pay any Extraordinary Cash Dividend (other than any dividend or distribution on the Class A Common Stock (I) referred to in clauses (a) or (b) or (II) if in conjunction therewith the Company declares and pays or makes a dividend or distribution on each share of Series B Convertible Preferred Stock which is the same as the dividend or distribution that would have been made or paid with respect to such share of Series B Convertible Preferred Stock had such share been converted into shares of Class A Common Stock immediately prior to the record date for any such dividend or distribution on the Class A Common Stock), then, and in each such case, an appropriate adjustment to the Conversion Price shall be made so that the Holder of each Security shall be entitled to receive, upon the conversion thereof (per $1000 in principal amount of Securities), the number of shares of Company Common Stock determined by multiplying (x) the number of shares of Company Common Stock into which such Security was convertible on the day immediately prior to the record date fixed for the determination of stockholders entitled to receive such dividend or distribution by (y) a fraction, the numerator of which shall be the Common Stock Trading Price per share of Company Common Stock as of such record date, and the denominator of which shall be such Common Stock Trading Price per share of Class A Common Stock less the Fair Market Value per share of Class A Common Stock of such dividend or distribution (as determined in good faith by the Board of Directors, as evidenced by a Board Resolution mailed to each Securityholder). An adjustment made pursuant to this clause (c) shall be made upon the opening of business on the next business day following the date on which any such dividend or distribution is made and shall be effective retroactively to the close of business on the record date fixed for the determination of stockholders entitled to receive such dividend or distribution.

                  (ii) The Company may, at its option, also make such reductions in the Conversion Price in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of shares of Company Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for United States federal income tax purposes.

                  (iii) In any case in which this Section 12.05 shall require that an adjustment be made immediately following a record date, the Company may elect to defer the effectiveness of such adjustment (but in no event until a date later than the effective time of the event giving rise to such adjustment), in which case the Company shall, with respect to any Security converted after such record date and on and before such adjustment shall have become effective
(x) defer paying any Cash payment pursuant to Section 12.03 hereof or issuing to the Holder of such Security the number of shares of Company Common Stock and other capital stock of the Company (or other assets or securities) issuable upon such conversion in excess of the number of shares of Company Common Stock issuable thereupon only on the basis of the Conversion Price prior to adjustment, and (y) not later than five Business Days after such adjustment shall have become effective, pay to such Holder the appropriate Cash payment pursuant to Section 12.03 hereof and issue to such Holder the additional shares of Company Common Stock and other capital stock of the Company (or other assets or securities) issuable on such conversion.

                  (iv) No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1.0% of the Conversion Price; provided, that any adjustments which by reason of this subsection (iv) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

                  (v) Whenever the Conversion Price is adjusted as herein provided, the Company shall promptly (x) file with the Trustee and each conversion agent an Officers' Certificate setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment, and (y) mail or cause to be mailed a notice of such adjustment to each holder of Securities at his address as the same appears on the registry books of the Company.

                  (vi) In the event that the Company distributes rights or warrants (other than those referred to in clause (c) of subsection (i) above) pro rata to holders of Class A Common Stock, so long as any such rights or warrants have not expired or been redeemed by the Company, the Company shall make proper provision so that the Holder of any Security surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of Company Common Stock issuable upon such conversion (the "Conversion Shares"), a number of rights or warrants to be determined as follows: (x) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the "Distribution Date"), the same number of rights or warrants to which a holder of a number of shares of Class A Common Stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the rights or warrants, and
(y) if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of Company Common Stock into which the principal amount of such Security so converted was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of and applicable to the rights or warrants.

                  (vii) The Company shall cause the shares of Class A Common Stock (or in the case of the Initial Holder's election to convert into non-voting Common Stock of the Company, upon conversion to such non-voting Common Stock) issuable upon conversion of the Securities to be approved for listing on the American Stock Exchange (or such other principal securities exchange on which the Company Common Stock may at the time be listed for trading), subject to official notification of issuance, prior to the date of issuance thereof.

                    Section 12.06.....Continuation of Conversion Privilege in
                    Case of Reclassification, Change, Merger, Consolidation or Sale of Assets.

                  If any of the following shall occur, namely: (a) any reclassification or change of outstanding shares of Company Common Stock issuable upon conversion of the Securities (other than a change in par value, or from par value to no par value, or from no par value, to par value, or as a result of a subdivision or combination), (b) any consolidation or merger of the Company with or into any other Person, or the merger of any other Person with or into the Company (other than a merger which does not result in any reclassification, change, conversion, exchange or cancellation of outstanding shares of Company Common Stock) or (c) any sale, transfer or conveyance of all or substantially all of the assets of the Company (computed on a consolidated basis), then the Company, or such successor or purchasing entity, as the case may be, shall, as a condition precedent to such reclassification, change, consolidation, merger, sale or conveyance, execute and deliver to the Trustee a supplemental indenture providing that the Holder of each Security then outstanding shall have the right to convert such Security only into the kind and amount of shares of stock and other securities and property (including cash) receivable upon such reclassification, change, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of Class A Common Stock issuable upon conversion of such Security immediately prior to such reclassification, change, consolidation, merger, sale, transfer or conveyance assuming such holder of Class A Common Stock failed to exercise his rights of an election, if any, as to the kind or amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, sale, transfer or conveyance (provided that if the kind or amount of securities, cash, and other property receivable upon such reclassification, change, consolidation, merger, sale, transfer or conveyance is not the same for each share of Class A Common Stock held immediately prior to such reclassification, change, consolidation, merger, sale, transfer or conveyance in respect of which such rights of election shall not have been exercised ("non-electing share"), then for the purpose of this Section 12.06 the kind and amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, sale, transfer or conveyance by each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). Such supplemental indenture shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 12. If, in the case of any such consolidation, merger, sale or conveyance, the stock or other securities and property (including cash) receivable thereupon by a holder of shares of Class A Common Stock includes shares of stock or other securities and property (including cash) of a company other than the successor or purchasing company, as the case may be, in such consolidation, merger, sale or conveyance, then such supplemental indenture shall also be executed by such other company and shall contain such additional provisions to protect the interests of the Holders of the Securities as the Board of Directors of the Company shall reasonably consider necessary by reason of the foregoing. The provisions of this Section
12.06 shall similarly apply to successive consolidations, mergers, sales or conveyances.

                  Notice of the execution of each such supplemental indenture shall be mailed to each Holder of Securities at his address as the same appears on the registry books of the Company.

                  Neither the Trustee nor any conversion agent shall be under any responsibility to determine the correctness of any provisions contained in any such supplemental indenture relating either to the kind or amount of shares of stock or securities or property (including Cash) receivable by Holders of Securities upon the conversion of their Securities after any such reclassification, change, consolidation, merger, sale or conveyance or to any adjustment to be made with respect thereto, but, subject to the provisions of
Article 7 hereof, may accept as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officers' Certificate (which the Company shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto.

                    Section 12.07. Notice of Certain Events.
                  In case:

                  (a) the Company shall declare a dividend (or any other distribution) payable to the holders of any Company Common Stock (other than cash dividends);

                  (b) the Company shall authorize the granting to the holders of any Company Common Stock of rights, warrants or options to subscribe for or purchase any shares of stock of any class or of any other rights;

                  (c) the Company shall authorize any reclassification or change of any of the Company Common Stock (including a subdivision or combination of its outstanding shares of Company Common Stock), or any consolidation or merger to which the Company is a party and for which approval of any stockholders of the Company is required, or the sale or conveyance of all or substantially all the property or business of the Company; or

                  (d) there shall be proposed any voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, the Company shall cause to be filed at the office or agency maintained for the purpose of conversion of the Securities as provided in Section 12.02 hereof, and shall cause to be mailed to each Holder of Securities, at his address as it shall appear on the registry books of the Company, at least 20 days before the date hereinafter specified (or the earlier of the dates hereinafter specified, in the event that more than one date is specified), a notice stating the date on which (1) a record is expected to be taken for the purpose of such dividend, distribution, rights, warrants or options or offer, or if a record is not to be taken, the date as of which the holders of Company Common Stock of record to be entitled to such dividend, distribution, rights, warrants or options are to be determined, or (2) such reclassification, change, consolidation, merger, sale, conveyance, dissolution, liquidation or winding-up is expected to become effective and the date, if any is to be fixed, as of which it is expected that holders of Company Common Stock of record shall be entitled to exchange their shares of Company Common Stock for securities or other property deliverable upon such reclassification, change, consolidation, merger, sale, conveyance, dissolution, liquidation or winding-up.

                       Section 12.08. Taxes on Conversion.
                  The Company will pay any and all documentary, stamp or similar taxes payable to the United States of America or any political subdivision or taxing authority thereof or therein in respect of the issue or delivery of shares of Company Common Stock on conversion of Securities pursuant thereto; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of shares of Company Common Stock in a name other than that of the Holder of the Securities to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid. The Company extends no protection with respect to any other taxes imposed in connection with conversion of Securities.

                    Section 12.09. Company to Provide Stock.
                  The Company shall reserve, free from pre-emptive rights, out of its authorized but unissued shares, sufficient shares to provide for the conversion of the Securities from time to time as such Securities are presented for conversion, provided, that nothing contained herein shall be construed to preclude the Company from satisfying its obligations in respect of the conversion of Securities by delivery of repurchased shares of Company Common Stock which are held in the treasury of the Company.

                  If any shares of Company Common Stock to be reserved for the purpose of conversion of Securities hereunder require registration with or approval of any governmental authority under any Federal or state law before such shares may be validly issued or delivered upon conversion, then the Company covenants that it will in good faith and as expeditiously as possible use all reasonable efforts to secure such registration or approval, as the case may be, provided, however, that nothing in this Section 12.09 shall be deemed to limit in any way the obligations of the Company provided in this Article 12.

                  Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value, if any, of the Company Common Stock, the Company will take all corporate action which may, in the Opinion of Counsel, be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of Company Common Stock at such adjusted Conversion Price.

                  The Company covenants that all shares of Company Common Stock which may be issued upon conversion of Securities will upon issue be fully paid and non-assessable by the Company and free of preemptive rights.

               Section 12.10.....Disclaimer of Responsibility for Certain
                  Matters. Neither the Trustee nor any agent of the Trustee shall at any time be under any duty or responsibility to any
Holder of Securities to determine whether any facts exist which may require any adjustment of the Conversion Price, or with respect to the Officers' Certificate referred to in Section 12.05 hereof, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. Neither the Trustee nor any agent of the Trustee shall be accountable with respect to the validity or value (or the kind or amount) of any shares of Company Common Stock, or of any securities or property (including cash), which may at any time be issued or delivered upon the conversion of any Security; and neither the Trustee nor any conversion agent makes any representation with respect thereto. Neither the Trustee nor any agent of the Trustee shall be responsible for any failure of the Company to issue, register the transfer of or deliver any shares of Company Common Stock or stock certificates or other securities or property (including cash) upon the surrender of any Security for the purpose of conversion or, subject to Article 7 hereof, to comply with any of the covenants of the Company contained in this Article 12.

                Section 12.11.....Return of Funds Deposited for Redemption of
                  Converted Securities. Any funds which at any time shall have been deposited by the Company or on its behalf with the Trustee or any other paying agent for the purpose of paying the principal of and interest on any of the Securities and which shall not be required for such purposes because of the conversion of such Securities, as provided in this Article 12, shall after such conversion be repaid to the Company by the Trustee or such other paying agent.

                                   ARTICLE 13

                                  MISCELLANEOUS
                 Section 13.01.....Trust Indenture Act Controls.
                  If any provision of this Indenture limits, qualifies or conflicts with another provision which is required to be included in this Indenture by the TIA, the required provision shall control.

                           Section 13.02.....Notices.
                  Any notice or communication shall be given in writing and delivered in person, sent by facsimile, delivered by commercial courier service or mailed by first-class mail, postage prepaid, addressed as follows:

                  If to the Company or any Guarantor:

                           Paxson Communications Corporation
                           601 Clearwater Park Road
                           West Palm Beach, Florida  33401
                           Attention:           Chief Financial Officer
                                                General Counsel

                  Copy to:

                           Holland & Knight LLP
                           400 North Ashley
                           Suite 2300
                           Tampa, Florida 33602
                           Attention: Michael L. Jamieson, Esq.

                  If to the Trustee:



                  Such notices or communications shall be effective when received and shall be sufficiently given if so given within the time prescribed in this Indenture.

                  The Company, the Guarantors or the Trustee by written notice to the others may designate additional or different addresses for subsequent notices or communications.

                  Any notice or communication mailed to a Securityholder shall be mailed to him by first-class mail, postage prepaid, at his address shown on the register kept by the Registrar.

                  Failure to mail a notice or communication to a Securityholder or any defect in it shall not affect its sufficiency with respect to other Securityholders. If a notice or communication to a Securityholder is mailed in the manner provided above, it shall be deemed duly given, whether or not the addressee receives it.

                  In case by reason of the suspension of regular mail service, or by reason of any other cause, it shall be impossible to mail any notice as required by this Indenture, then such method of notification as shall be made with the approval of the Trustee shall constitute a sufficient mailing of such notice.

              Section 13.03. Communications by Holders with Other
                                    Holders.
                  Securityholders may communicate pursuant to TIA ss. 312(b) with other Securityholders with respect to their rights under this Indenture or the Securities. The Company, the Guarantors, the Trustee, the Registrar and anyone else shall have the protection of TIA ss. 312(c).

                  Section 13.04. Certificate and Opinion as to
                             Conditions Precedent.
                  Upon any request or application by the Company or any Guarantor to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

                    (1) an Officers' Certificate (which shall include the statements set forth in Section 13.05 below) stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

                    (2) an Opinion of Counsel (which shall include the statements set forth in Section 13.05 below) stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

               Section 13.05. Statements Required in Certificate
                                  and Opinion.
                  Each certificate and opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

                    (1) a statement that the Person making such certificate or opinion has read such covenant or condition;

                    (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

                    (3) a statement that, in the opinion of such Person, it or he has made such examination or investigation as is necessary to enable it or him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

                    (4) a statement as to whether or not, in the opinion of such Person, such covenant or condition has been complied with.

             Section 13.06.....When Treasury Securities Disregarded.
                  In determining whether the Holders of the required aggregate principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Company, any Guarantor or any other obligor on the Securities or by any Affiliate of any of them shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which the Trustee actually knows are so owned shall be so disregarded. Securities so owned which have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to the Securities and that the pledgee is not the Company, a Guarantor or any other obligor upon the Securities or any Affiliate of any of them.

                 Section 13.07.....Rules by Trustee and Agents.
                  The Trustee may make reasonable rules for action by or meetings of Securityholders. The Registrar and Paying Agent may make reasonable rules for their functions..

                Section 13.08.....Business Days; Legal Holidays.
                  A "Business Day" is a day that is not a Legal Holiday. A "Legal Holiday" is a Saturday, a Sunday, a federally-recognized holiday or a day on which banking institutions are not required to be open in the State of New York. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

                        Section 13.09.....Governing Law.
                  THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH OF THE PARTIES HERETO AGREES TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE OR THE SECURITIES.

               Section 13.10. No Adverse Interpretation of Other
                                  Agreements.
                  This Indenture may not be used to interpret another indenture, loan, security or debt agreement of the Company or any subsidiary thereof. No such indenture, loan, security or debt agreement may be used to interpret this Indenture.

                  Section 13.11.....No Recourse Against Others.
                  No recourse for the payment of the principal of or premium, if any, or interest on any of the Securities, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company or any Guarantor in this Indenture or in any supplemental indenture, or in any of the Securities, or because of the creation of any Indebtedness represented thereby, shall be had against any stockholder, officer, director or employee, as such, past, present or future, of the Company or of any successor corporation or against the Property or assets of any such stockholder, officer, employee or director, either directly or through the Company or any Guarantor, or any successor corporation thereof, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the Securities are solely obligations of the Company and the Guarantors, and that no such personal liability whatever shall attach to, or is or shall be incurred by, any stockholder, officer, employee or director of the Company or any Guarantor, or any successor corporation thereof, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or the Securities or implied therefrom, and that any and all such personal liability of, and any and all claims against every stockholder, officer, employee and director, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issuance of the Securities. It is understood that this limitation on recourse is made expressly for the benefit of any such shareholder, employee, officer or director and may be enforced by any of them.

                          Section 13.12.....Successors.
                  All agreements of the Company and the Guarantors in this Indenture and the Securities shall bind their respective successors. All agreements of the Trustee, any additional trustee and any Paying Agents in this Indenture shall bind its successor.

                    Section 13.13.....Multiple Counterparts.
                  The parties may sign multiple counterparts of this Indenture. Each signed counterpart shall be deemed an original, but all of them together represent one and the same agreement.

               Section 13.14.....Table of Contents, Headings, etc.
                  The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

                         Section 13.15.....Separability.
                  Each provision of this Indenture shall be considered separable and if for any reason any provision which is not essential to the effectuation of the basic purpose of this Indenture or the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

                  IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed, and the Company's corporate seal to be hereunto affixed and attested, all as of the date and year first written above.

                           PAXSON COMMUNICATIONS CORPORATION,
                           (a Delaware Corporation)


                           By:
                                  Name:
                                  Title:


                           PAXSON COMMUNICATIONS MANAGEMENT COMPANY
                           (a Florida corporation)

                           EXCEL MARKETING ENTERPRISES, INC.
                           (a Florida corporation)

                           PAXSON SPORTS OF MIAMI, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS TELEVISION, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF ATLANTA-14, INC.
                           (a Florida corporation)

                           PAXSON ATLANTA LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF BOSTON-60, INC.
                           (a Florida corporation)

                           PAXSON BOSTON LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF DALLAS-68, INC.
                           (a Florida corporation)

                           PAXSON DALLAS LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF NEW LONDON-26, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF
                           PHILADELPHIA-61, INC.
                           (a Florida corporation)

                           PAXSON PHILADELPHIA LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF MIAMI-35, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF SAN JOSE-65, INC.
                           (a Florida corporation)

                           PAXSON SAN JOSE LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF TAMPA-66, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF LOS ANGELES-30, INC. (a Florida corporation)

                           PAXSON LOS ANGELES LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF MINNEAPOLIS-41, INC. (a Florida corporation)

                           PAXSON COMMUNICATIONS OF ST. LOUIS-13, INC.
                           (a Florida corporation)

                           PAXSON MINNEAPOLIS LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF ORLANDO-56, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF HOUSTON-49, INC.
                           (a Florida corporation)

                           PAXSON HOUSTON LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF CLEVELAND-87, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF WASHINGTON-60, INC.
                           (a Florida corporation)

                           PAXSON WASHINGTON LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF PHOENIX-13, INC.
                           (a Florida corporation)

                           PAXSON PHOENIX LICENSE, INC.
                           (a Florida corporation)

                           INFOMALL LOS ANGELES, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF MILWAUKEE-55, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF DENVER-59, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF NEW YORK-43, INC.
                           (a Florida corporation)

                           PAXSON NEW YORK LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF AKRON-23, INC.
                           (a Florida corporation)

                           PAXSON AKRON LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF DAYTON-26,INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF
                           BATTLE CREEK-43, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF ALBANY-55, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF
                           RALEIGH DURHAM-47, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF SAN JUAN, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS L.P.T.V., INC.
                           (a Florida corporation)

                           PAXSON DAYTON LICENSE, INC.
                           (a Florida corporation)

                           PAXSON DENVER LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF PROVIDENCE-69, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF GREENSBORO-16, INC.
                           (a Florida corporation)

                           PAXSON GREENSBORO LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF TULSA-44, INC.
                           (a Florida corporation)

                           PAXSON SPORTS VENTURES COMPANY
                           (a Florida corporation)

                           PCC DIRECT, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF
                           OKLAHOMA CITY-62, INC.
                           (a Florida corporation)

                           PAXSON ALBANY LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF SACRAMENTO-29, INC.
                           (a Florida corporation)

                           PAXSON SACRAMENTO LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF PHOENIX-51, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF BOSTON-46, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF LITTLE ROCK-42, INC. (a Florida corporation)

                           PAXSON LITTLE ROCK LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF BIRMINGHAM-44, INC.
                           (a Florida corporation)

                           PAXSON BIRMINGHAM LICENSE, INC.
                           (a Florida corporation)
                           PAXSON COMMUNICATIONS OF SEATTLE-33, INC.
                           (a Florida corporation)

                           PAXSON SEATTLE LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF
                           SALT LAKE CITY-30, INC.
                           (a Florida corporation)

                           PAXSON SALT LAKE CITY LICENSE, INC.
                           (a Florida corporation)

                           PAXSON OKLAHOMA CITY LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF WASHINGTON-66, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF SCRANTON-64, INC.
                           (a Florida corporation)

                           PAXSON SCRANTON LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF KANSAS CITY-50, INC. (a Florida corporation)

                           PAXSON KANSAS CITY LICENSE, INC.
                           (a Florida corporation)

                           PAXSON MILWAUKEE LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF HARTFORD-18, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF PITTSBURGH-40, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF DETROIT-31, INC.
                           (a Florida corporation)

                           PAXSON DETROIT LICENSE, INC.
                           (a Florida corporation)

                           PAXSON PITTSBURGH LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF ROANOKE-38, INC.
                           (a Florida corporation)

                           PAXSON ROANOKE LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF FRESNO-61, INC.
                           (a Florida corporation)

                           PAXSON FRESNO LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF NASHVILLE-28, INC.
                           (a Florida corporation)

                           PAXSON TENNESSEE LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICAITONS OF CEDER RAPIDS-48, INC. (a Florida corporation)

                           PAXSON CEDAR RAPIDS LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF BUFFALO-51, INC.
                           (a Florida corporation)

                           PAXSON BUFFALO LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF GREEN BAY-14, INC.
                           (a Florida corporation)

                           PAXSON GREEN BAY LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF TUCSON-46, INC.
                           (a Florida corporation)

                           PAXSON TUCSON LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF NEW YORK-31, INC.
                           (a Florida corporation)

                           PAXSON MIAMI-35 LICENSE, INC.
                           (a Florida corporation)

                           PAXSON TAMPA-66 LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF HAWAII-66, INC.
                           (a Florida corporation)

                           PAXSON HAWII LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF LOS ANGELES-63, INC. (a Florida corporation)

                           PAXSON COMMUNICATIONS OF ALBUQUERQUE-14, INC. (a Florida corporation)

                           PAXSON COMMUNICATIONS OF FAYETTEVILLE-62, INC. (a Florida corporation)

                           PAXSON FAYETTEVILLE LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF CHARLESTON-29, INC.
                           (a Florida corporation)

                           PAXSON CHARLESTON LICENSE, INC.
                           (a Florida corporation)

                           JETSTAR DEVELOPMENT, INC.
                           (a Florida corporation)

                           PAXSON TELEVISION PRODUCTIONS, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF SYRACUSE-56, INC.
                           (a Florida corporation)

                           PAXSON SYRACUSE LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF DECATUR-23, INC.
                           (a Florida corporation)

                           PAXSON DECATUR LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF NEW ORLEANS-49, INC. (a Florida corporation)

                           PAXSON COMMUNICATIONS OF MEMPHIS-50, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF KNOXVILLE-54, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF PORTLAND-23, INC.
                           (a Florida corporation)

                           PAXSON ORLANDO LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF CHICAGO-38, INC.
                           (a Florida corporation)

                           PAXSON CHICAGO LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF NORFOLK-49, INC.
                           (a Florida corporation)

                           PAXSON ALBUQUERQUE LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF DAVENPORT-67, INC.
                           (a Florida corporation)

                           PAXSON DAVENPORT LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF DES MOINES-39, INC.
                           (a Florida corporation)

                           PAXSON DES MOINES LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF GREENVILLE-38, INC.
                           (a Florida corporation)

                           PAXSON GREENVILLE LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF JACKSON-51, INC.
                           (a Florida corporation)

                           PAXSON JACKSON LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF MOBILE-61, INC.
                           (a Florida corporation)

                           PAXSON MOBILE LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF ODESSA-30, INC.
                           (a Florida corporation)

                           PAXSON ODESSA LICENSE, INC.
                           (a Florida corporation)

                           PAXSON PORTLAND LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF SHREVEPORT-21, INC.
                           (a Florida corporation)

                           PAXSON SHREVEPORT LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF SPOKANE-34, INC.
                           (a Florida corporation)

                           PAXSON SPOKANE LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF ST. CROIX-15, INC.
                           (a Florida corporation)

                           PAXSON ST. CROIX LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF SPRINGFIELD-34, INC. (a Florida corporation)

                           PAXSON SPRINGFIELD LICENSE, INC.
                           (a Florida corporation)

                           CHANNEL 56 OF ORLANDO, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF
                           WEST PALM BEACH-67, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF LEXINGTON-67, INC.
                           (a Florida corporation)

                           PAXSNO LEXINGTON LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF PORTLAND-22, INC.
                           (a Florida corporation)

                           PAXSON SALEM LICENSE, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF SAN ANTONIO-26, INC. (a Florida corporation)

                           PAXSON COMMUNICATIONS OF FARGO-27, INC.
                           (a Florida corporation)

                           PAXSON TULSA LICENSE, INC.
                           (a Florida corporation)

                           PAXSON KNOXVILLE LICENSE, INC.
                           (a Florida corporation)

                           PAX NET TELEVISION PRODUCTIONS, INC.
                           (a Florida corporation)

                           PAXSON COMMUNICATIONS OF WAUSAU-46, INC.
                           (a Florida corporation)

                           PAXSON WAUSAU LICENSE, INC.
                           (a Florida corporation)

                           PAXSON FARGO LICENSE, INC.
                           (a Florida corporation)

                           COCOLA MEDIA CORPORATION OF FLORIDA
                           (a Delaware corporation)

                           PAXSON COMMUNICATIONS LICENSE COMPANY, LLC
                           (a Delaware limited liability company)

                           OCEAN STATE TELEVISION, L.L.C.
                           (a Delaware limited liability company)

                           PAXSON COMMUNICATIONS CORPORATION
                           (a Delaware corporation)

                           CHANNEL 44 OF TULSA, INC.
                           (a Delaware corporation)

                           THE INFOMALL TV NETWORK INC.
                           (a Delaware corporation)

                           PAX NET, INC.
                           (a Delaware corporation)

                           TRAVEL CHANNEL ACQUISITION CORPORATION
                           (a Delaware corporation)

                           UNITED BROADCAST GROUP II, INC.
                           ( a Texas corporation)

                           S&E NETWORK, INC.
                           ( a Puerto Rico corporation)

                           COCOLA MEDIA CORPORATION OF SAN FRANCISCO
                           (a California corporation)




                                            By:
                                                 Name:
                                                 Title:




                                            -------------------,
                                                   as Trustee




                                            By:
                                                   Name:
                                                   Title:

                                                                       EXHIBIT A

                                                                       CUSIP NO.


                        PAXSON COMMUNICATIONS CORPORATION

                      __% Exchangeable Debentures due 2009


     No.                                                           $

                           PAXSON COMMUNICATIONS CORPORATION, a Delaware
corporation (the "Company"), for value received, promises to pay to or registered assigns the principal sum of Dollars, on December 31, 2009.

                  Interest Payment Dates:  June 30 and December 31

                  Record Dates:  June 15 and December 15

                  Reference is made to the further provisions of this Security contained herein, which will for all purposes have the same effect as if set forth at this place.

                  IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officers.

                                           PAXSON COMMUNICATIONS CORPORATION


                                        By:
                                               Name:
                                               Title:



                                        By:
                                               Name:
                                               Title:

Trustee's Certificate of Authentication


                  This is one of the __% Exchange Debentures due 2009 referred to in the within-mentioned Indenture.

Dated:

                                                     -------------------,
                                                          as Trustee


                                                     By:
                                                            Authorized Signatory

                              (REVERSE OF SECURITY)


                        ___% Exchange Debentures due 2009


                  1. Interest. PAXSON COMMUNICATIONS CORPORATION, a Delaware corporation (the "Company"), promises to pay interest on the principal amount of this Security at the rate per annum shown above which shall be equal to the dividend rate on the Series B Preferred Stock then in effect at the Issue Date. [Notwithstanding the foregoing, if the Issue Date is prior to September 15, 2004, then on September 15, 2004 the interest rate per annum of the Securities shall be adjusted pursuant to the procedures specified in section (c) of the Certificate of Designation for the Series B Convertible Preferred Stock, which rate shall remain in effect thereafter for so long as the Securities shall be outstanding.]1 Interest on the Securities will accrue from the most recent date on which interest has been paid or, if no interest has been paid, from the date of issuance hereof. The Company will pay interest semi-annually in arrears on each Interest Payment Date, commencing on the first June 30 or December 31 after the date of issuance hereof. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

                  Notwithstanding anything herein to the contrary, on each Interest Payment Date through and including December 31, 2009, the entire amount of the interest payment on the Securities may be paid, at the option of the Company, in additional Securities ("Secondary Securities") (valued at 100% of the principal amount thereof). The Company may, at its option, pay cash in lieu of issuing any Secondary Security to the extent the principal amount such Secondary Security is not an integral multiple of $1,000. The Company shall notify the Trustee of the Company's election to pay interest in Secondary Securities not less than 10 days prior to the Record Date for an Interest Payment Date. On each such Interest Payment Date, the Trustee shall authenticate Secondary Securities for original issuance to each holder of Securities on the preceding Record Date, as shown on the Security Register, in the amount required to pay such interest. For purposes of determining the principal amount of Secondary Securities to be issued in payment of interest, the Company shall be entitled to aggregate as to each holder the principal amount of all Securities and Secondary Securities held of record by such holder.

                  The Company shall pay interest on overdue principal and on overdue installments of interest from time to time on demand at the rate borne by the Securities to the extent lawful.

                  2. Method of Payment. The Company shall pay interest on the Securities (except defaulted interest) to the Persons who are the registered Holders at the close of business on the Record Date immediately preceding the Interest Payment Date even if the Securities are canceled on registration of transfer or registration of exchange after such Record Date. Holders must surrender Securities to a Paying Agent to collect principal payments. The Company shall pay principal and interest (to the extent not paid in Secondary Securities) in money of the United States that at the time of payment is legal tender for payment of public and private debts ("U.S. Legal Tender"). However, the Company may pay principal and interest by its check payable in such U.S. Legal Tender. The Company may deliver any such interest payment the Paying Agent or to a Holder at the Holder's registered address.

                  3. Paying Agent and Registrar. Initially, ___________________, a New York banking corporation (the "Trustee"), will act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to the Holders of the Securities. Neither the Company nor any of its Subsidiaries or Affiliates may act as Paying Agent but may act as registrar or co-registrar.

                  4. Indenture and Guarantees; Restrictive Covenants. The Company issued this Security under an Indenture dated as of September __, 1999 (the "Indenture"), among the Company, the Guarantors and the Trustee. The terms of this Security include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S. code ss.ss. 77aaa-77bbbb) as in effect on the date of the Indenture. This Security is subject to all such terms, and the Holder of this Security is referred to the Indenture and said Trust Indenture Act for a statement of them. All capitalized terms in this Security, unless otherwise defined, have the meanings assigned to them by the Indenture.

                  The Securities are general unsecured obligations of the Company limited to $___,000,000 aggregate principal amount. The Indenture imposes certain restrictions on, among other things, the incurrence of indebtedness, the issuance of preferred stock by the Company and its subsidiaries, mergers and sale of assets, the payments of dividends on, or the repurchase of, capital stock of the Company and its subsidiaries, certain other restricted payments by the Company and its subsidiaries, certain transactions with, and investments in, its affiliates, and a provision regarding change-of-control transactions.

                  5. Subordination. The Indebtedness evidenced by the securities is, to the extent and in the manner provided in the Indenture, subordinated and subject in right of payment to the prior payment in full of all Senior Debt as defined in the Indenture and this Security is issued subject to such provisions. Each Holder of this Security, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee, on behalf of such Holder, to take such action as may be necessary or appropriate to effectuate the subordination as provided in the Indenture and (c) appoints the Trustee attorney-in-fact of such Holder for such purpose; provided, however, that the Indebtedness evidenced by this Security to be so subordinate and subject in right of payment upon any defeasance of this Security referred to in Paragraph 17 below.

6. Optional Redemption. Commencing on September 10, 2004, the Company may, at its option, at any time and from time to time, redeem, in whole or in part, in the manner provided for in this paragraph 6, any or all of the outstanding Securities, at the Redemption Price. For purposes of this paragraph 6, "Redemption Price" shall mean the product of (i) 80% (.80) of the average of the Common Stock Trading Price for the ten consecutive trading days ending on the trading day prior to the date of the Redemption Notice, multiplied by (ii) the number of Conversion Shares per Security the Holder would have received if the Holder had converted its Security to Company Common Stock as of the ninetieth day prior to the Redemption Date.

7. Notice of Redemption. Notice of redemption will be mailed at least 90 days before the Redemption Date to each Holder of Securities to be redeemed at such Holder's registered address. Securities in denominations larger than $1,000 may be redeemed in part.

8. Offers to Purchase. The Indenture requires that certain proceeds from Asset Sales be used, subject to further limitations contained therein, to make an offer to purchase certain amounts of Securities in accordance with the procedures set forth in the Indenture. The Company is also required to make an offer to Purchase Securities upon occurrence of a Change of Control in accordance with procedures set forth in the Indenture.

9. Denominations; Transfer; Exchange. The Securities are in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000; provided, however, that Secondary Securities may be issued in denominations of less than $1,000 (but not less than $1.00). A Holder shall register the transfer of or exchange Securities in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay certain transfer taxes or similar governmental charges in connection therewith as permitted by the Indenture. The Registrar need not register the transfer of or exchange any Securities during a period beginning 15 days before the mailing of a redemption notice for any Securities or portions thereof selected for redemption.

10. Persons Deemed Owners. The registered Holder of this Security shall be treated as the owner of it for all purposes.

11. Unclaimed Money. If money for the payment of principal, premium or interest on any Security remains unclaimed for two years, the Trustee and the Paying Agent will pay the money back to the Company at its request. After that, Holders entitled to money must look to the Company for payment as general creditors unless an "abandoned property" law designates another Person.

12. Conversion Rights. Subject to the provisions of the Indenture, the Holders have the right to convert the principal amount of the Securities into fully paid and non-assessable shares of Class A Common Stock of the Company (or in the case of the Initial Holder only, if the Initial Holder determines in its sole discretion that it is prevented under applicable laws and regulations of the FCC from holding shares of Class A Common Stock of the Company issuable upon conversion of its Securities, the shares of non-voting Common Stock of the Company (which upon disposition by the Initial Holder shall automatically be converted into shares of Class A Common Stock of the Company)) at the initial conversion price per share of Class A Common Stock of $13.0110228131, or at the adjusted conversion price then in effect, if adjustment has been made as provided in the Indenture, upon surrender of the Security to the Company, together with a fully executed notice in the form attached hereto and, if required by the Indenture, an amount equal to accrued interest payable on such Security.

13. Amendment, Supplement and Waiver. Subject to certain exceptions, the Indenture or the Securities may be modified, amended or supplemented by the Company, the Guarantors and the Trustee with the consent of the Holders of at least a majority in principal amount of the Securities then outstanding and any existing default or compliance with any provision may be waived in a particular instance with the consent of the Holders of a majority in principal amount of the Securities then outstanding. Without the consent of Holders, the Company, the Guarantors and the Trustee may amend the Indenture or the Securities or supplement the Indenture for certain specified purposes including providing for uncertificated Securities in addition to certificated Securities, and curing any ambiguity, defect or inconsistency, or making any other change that does not materially and adversely affect the rights of any Holder.

14. Successor Entity. When a successor corporation assumes all the obligations of its predecessor under the Securities and the Indenture and immediately before and thereafter no Default exists and certain other conditions are satisfied, the predecessor corporation will be released from those obligations.

15. Defaults and Remedies. Events of Default are set fourth in the Indenture. If an Event of Default (other than an Event of Default pursuant to Section 6.01(6) or (7) of the Indenture with respect to the Company) occurs and is continuing, the Trustee by notice to the Company, or the Holders of not less than 25% in aggregate principal amount of the Securities then outstanding may declare to be immediately due and payable the entire principal amount of all the Securities then outstanding plus accrued but unpaid interest to the date of acceleration; provided, however, that after such acceleration but before judgment or decree based on such acceleration is obtained by the Trustee, the Holders of a majority in aggregate principal amount outstanding Securities may, under certain circumstances, rescind and annul such acceleration and its consequences if, among other things, all existing Events of Default, other than the nonpayment of principal, premium or interest that has become due solely because of the acceleration, have been cured or waived and if the rescission would not conflict with any judgment or decree. No such rescission shall affect any subsequent Default or impair any right consequent thereto. In case an Event of Default specified in Section 6.01(6) or (7) of the Indenture with respect to the Company occurs, such principal amount, together with premium, if any, and interest with respect to all of the Securities, shall be due and payable immediately without any declaration or other act on the part of the Trustee or the Holders of the Securities.

16. Trustee Dealings With the Company. The Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company, any Guarantor or their Affiliates, and may otherwise deal with the Company, any Guarantor or their Affiliates as if it were not Trustee.

17. No Recourse Against Others. As more fully described in the Indenture, a director, officer, employee or stockholder, as such, of the Company or any Guarantor shall not have any liability for any obligations of the Company or any Guarantor under the Securities or the Indenture or for any claim based on, in respect or by reason of, such obligations or their creation. The Holder of this Security by accepting this Security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of this Security.

18. Defeasance and Covenant Defeasance. The Indenture contains provisions for defeasance of the entire indebtedness on this Security and for defeasance of certain covenants in the Indenture upon compliance by the Company with certain conditions set forth in the Indenture.

19. Customary abbreviations may be used in the name of a Holder of a Security or an assignee, such TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (Uniform Gifts to Minors Act).

20. CUSIP Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Note Identification Procedures, the Company has caused CUSIP Numbers to be printed on the Securities and has directed the Trustee to use CUSIP numbers in notices of redemption as a convenience to Holders of the Securities. No representation is made as to the accuracy of such numbers either as printed on the Securities or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

21. GOVERNING LAW. THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH OF THE PARTIES HERETO AGREES TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE OR THE SECURITIES.

                  THE COMPANY WILL FURNISH TO ANY HOLDER OF A SECURITY UPON WRITTEN REQUEST AND WITHOUT CHARGE A COPY OF THE INDENTURE, REQUESTS MAY BE MADE
TO: PAXSON COMMUNICATIONS CORPORATION, 601 Clearwater Park Road, West Palm Beach, Florida 33401, Attention: General Counsel.

                                   ASSIGNMENT



I or we assign to

PLEASE INSERT SOCIAL SECURITY OR
  TAX I.D. NUMBER



                     (please print or type name and address)






the within Security and all rights thereunder, hereby irrevocably constituting and appointing attorney to transfer the Security on the books of the Company with full power of substitution in the premises.

Dated:

               NOTICE: The signature on this assignment must correspond with the name as it appears upon the face of the within Security in every particular without alteration or enlargement or any change whatsoever and be guaranteed by the endorser's bank or broker.

Signature Guarantee:

                          FORM OF NOTATION ON SECURITY
                              RELATING TO GUARANTEE


                  Each Guarantor (the "Guarantor", which term includes any successor Person under the Indenture) has unconditionally guaranteed, on a senior subordinated basis, jointly and severally, to the extent set forth in the Indenture and subject to the provisions of the Indenture, (a) the due and punctual payment of the principal of and interest on the Securities, whether at maturity, by acceleration or otherwise, the due and punctual payment of interest on overdue principal, and, to the extent permitted by law, interest, and the due and punctual performance of all other obligations of the Company to the Securityholders or the Trustee all in accordance with the terms set forth in
Article 10 of the Indenture, and (b) in case of any extension of time of payment or renewal of any Securities or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.

                  The obligations of each Guarantor to the Securityholders and to the Trustee pursuant to this Guarantee and the Indenture are expressly set forth in Article 10 of the Indenture and reference is hereby made to the Indenture for the precise terms of this Guarantee.

                  This Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication on the Security upon which this Guarantee is noted shall have been executed by the Trustee under the Indenture by the manual signature of one of its authorized signatories.

Guarantors:





                                            By:
                                                   Name:
                                                   Title:

ATTEST:



Name:
Title:

                       OPTION OF HOLDER TO ELECT PURCHASE


                  If you want to elect to have all or any part of this Security purchased by the Company pursuant to Section 4.09 or security 4.15 of the Indenture, check the appropriate box:

       |_|      Section 4.09                       |_|      Section 4.15


                  If you want to have only part of the Security purchased by the Company pursuant to Section 4.09 or Section 4.15 of the Indenture, state the amount you elect to have purchased:


$

Date:


               Your Signature:

               (Sign exactly as your name appears on the face of this Security)





Signature Guaranteed

                            FORM OF CONVERSION NOTICE

                      TO: Paxson Communictaions Corporation


                  The undersigned owner of this Security hereby (I) irrevocably exercises the option to convert this Security, or the portion hereof below designated, for shares of Class A Common Stock, or, in the case of the Initial Holder, at its option, non-voting Common Stock, of Paxson Communications Corporation in accordance with the terms of the Indenture referred to in this Security and (II) directs that such shares of Common Stock deliverable upon the conversion, together with any check in payment for fractional shares and any Security or Securities representing any uncoverted principal amount hereof, be issued and delivered to the registered holder unless a different name has been indicated below. If shares are to be delivered registered in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Any amount required to be paid by the undersigned on account of interest accompanies this Security.

Dated:
        ------------------------------------
                                                     --------------------------
                                                     Signature

                  Fill in for registration of shares if to be delivered, and of Securities if to be issued, otherwise than to and in the name of the registered holder.

                                            -----------------------------
                                            Social Security or other
                                            Taxpayer Identifying Number

-----------------------
(Name)

-----------------------
(Street Address)

-----------------------
(City, State and Zip Code)
(Please print name and address)




                                            Principal Amount to be converted
                                            (if less than all)

                                            $--------------------------

Exhibit 10

                                POWER OF ATTORNEY


                  KNOW ALL MEN BY THESE PRESENTS that General Electric Company ("GE") constitutes and appoints each of the Corporate Counsel, Associate Corporate Counsel, and Associate Securities Counsel as its true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for and on behalf of GE and in GE's respective name, place and stead, in any and all capacities, to sign any Statements on Schedule 13D, Schedule 13G, Schedule 14D, Form 3, Form 4 or Form 5 under the Securities Exchange Act of 1934, and any and all amendments to any thereof, and other documents in connection therewith (including, without limitation, any joint filing agreement with respect to any Statement on Schedule 13D, Schedule 13G or 14D or amendment thereto) and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as GE might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Dated:  February 8, 1999

                            GENERAL ELECTRIC COMPANY



                         By:/s/  B. W. Heineman, Jr.
                            Name: B. W. Heineman, Jr.
                            Title: Senior Vice President,
                                   General Counsel and Secretary





--------
     1 To be included if Securities are issued prior to September 15, 2004.